Form 20-F
period 2018-12-31
Zhong Yuan Bio-Technology Holdings Ltd
filed 2019-05-14
CIK 1672886

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2018
OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
F/K/A China Biotech Holdings Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Suite 2432, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong
 (Address of principal executive offices)

CHANG TingTing
Telephone:  + 852 2919-8916
Email: tina19900208@163.com
Suite 2431, Sun Hung Kai Centre
30 Harbour Road, Wanchai, Hong Kong
 (Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None.

Securities registered pursuant to Section 12(g) of the Act:

ORDINARY SHARES, PAR VALUE $0.0001
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
8,500,000 ordinary shares, $0.0001 par value, at December 31, 2018

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.
Yes [   ] No [X]

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ] No [X]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [   ]

 Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [  ] No  [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer   [  ]                   Accelerated Filer    [  ]                   Non-accelerated filer    [X]                   Emerging growth company    [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.[   ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [   ]                 Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes [X] No [   ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [X]  No [   ]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements.  A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties.  These statements often can be identified by the use of terms such as "may," "will," "expect," "believe," "anticipate," "estimate," "approximate" or "continue," or the negative thereof.  The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements.  In other words, our performance might be quite different from what the forward-looking statements imply.  You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management's view as of the date of this Annual Report.  We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances.  You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC").  The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures.  In connection with the "safe harbor," we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf.  Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under Item 3. -– "Key Information."

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors
Not Applicable.

Item 2.  Offer Statistics and Expected Timetable
Not Applicable.

Item 3.  Key Information
Selected Financial Data

The selected consolidated financial data as of December 31, 2017 and 2018, and for the period from April 4, 2016 (inception) to December 31, 2016, and for the years ended December 31, 2017 and 2018 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report.

The Financial Statements are prepared in accordance with generally accepted accounting principles in the United States of America and expressed in United States Dollars.  The selected consolidated financial data set forth below as of December 31, 2016 have been derived from our audited consolidated financial statements that are not included in this Annual Report.  The selected consolidated financial data is qualified in their entirety by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes included in the F pages of this Annual Report and Item 5. – "Operating and Financial Review and Prospects" included in this Annual Report.

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data
(in US$)

	For the period from April 4, 2016 (inception) to December 31,	For the Year Ended December 31,
	2016	2017	2018
Revenue	$-	$-	$-
Cost of Revenue	-	-	-
Gross Profit	-	-	-
Operating expenses	(2,062)	(27,191)	(50,156)
Loss before income taxes	(2,062)	(27,191)	(50,156)
Income tax expense	-	-	-
Net loss	$(2,062)	$(27,191)	$(50,156)
Loss per share – basic and diluted	$(0.00)	$(0.00)	$(0.01)
Weighted average shares – basic and diluted	20,000,000	12,353,425	8,500,000

Balance Sheet Data
(in US$)

	At December 31,
	2016	2017	2018
Assets
Current assets
Cash and cash equivalents	$-	$100	$100
Non-current assets
Long term investment	-	-	-
Total assets	$-	$100	$100

Liabilities and Stockholders' Equity

Current liabilities
Accrued liabilities	$750	$14,041	$21,859
Due to related parties	-	12,600	54,938
Total liabilities	750	26,641	76,797

Stockholders' deficit

Preferred shares, $0.0001 par value, 20,000,000 shares authorized; none issued and outstanding December 31, 2016, 2017 and 2018, respectively
Ordinary shares, $0.0001 par value, 100,000,000 shares authorized; 20,000,000, 8,500,000 and 8,500,000 shares issued and outstanding at December 31, 2016, 2017 and 2018, respectively	2,000	850	850
Discount on ordinary shares	(2,000)	(850)	(850)
Additional paid-in capital	1,312	2,712	2,712
Accumulated deficit	(2,062)	(29,253)	(79,409)
Total stockholders' deficit	(750)	(26,541)	(76,697)
Total liabilities and stockholders' deficit	$-	$100	$100

Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report.  The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

There may be conflicts of interest between our management and our non-management shareholders.
Conflicts of interest create the risk that our sole officer and director may have an incentive to act adversely to the interests of the Company. A conflict of interest may arise between our sole officer and director's personal pecuniary interest and her fiduciary duty to our shareholders. In addition, our sole officer and director may in the future be involved with other shell or blank check companies, and in the pursuit of business combinations, conflicts with such other shell or blank check companies may arise. If we and any other shell or blank check companies that our sole officer and director is affiliated with in the future desire to take advantage of the same opportunity, then our sole officer and director will arbitrarily determine the company that will be entitled to proceed with the proposed transaction.

Our business is difficult to evaluate because we have limited operating history.

Historically, the Company has a very limited operating history, and it has no operations or revenue and only minimal assets. Therefore, there is a risk that we will be unable to consummate a business combination. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We cannot assure you that we can identify a suitable business opportunity and consummate a business combination.

There is competition for those private companies suitable for a merger transaction of the type contemplated by management.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

Future success is highly dependent on the ability of management to locate and attract a suitable acquisition.

The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we cannot assure you that we will be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

The Company has no definitive agreement for a business combination or other transaction.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. No assurances can be given that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We cannot guarantee that we will be able to negotiate a business combination on favorable terms, and there is consequently a risk that funds allocated to the purchase of our shares will not be invested in a company with active business operations.

Management intends to devote only a limited amount of time to seeking a target company which may adversely impact our ability to identify a suitable acquisition candidate.

While seeking a business combination, management anticipates devoting very limited time to the Company's affairs. We have not entered into a written employment agreement with management, and we do not expect to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

The time and cost of preparing a private company to become a public reporting company may preclude us from entering into a merger or acquisition with the most attractive private companies.

Target companies that fail to comply with SEC reporting requirements may delay or preclude acquisition. Sections 13 and 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act") require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

The Company may be subject to further government regulation, which would adversely affect our operations.

Although we are subject to the reporting requirements under the Exchange Act, management believes we are not subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we are not engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the SEC as to our status under the Investment Company Act and, consequently, violation of the Investment Company Act could subject us to material adverse consequences.

Any potential acquisition or merger with a foreign company may subject us to additional risks.

If we enter into a business combination with a foreign company, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

There is no trading market for our ordinary shares, and liquidity of our ordinary shares is severely limited.

There is no public trading market for our ordinary shares. Further, we do not anticipate that a public trading market will develop in the foreseeable future unless and until the Company completes a business combination with an operating business and the Company files a registration statement with the SEC to register shares for resale. Accordingly, the liquidity of our ordinary shares is severely limited.

We have never paid dividends on our ordinary shares.

We have never paid dividends on our shares and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

The Company may be subject to certain tax consequences in our business, which may increase our cost of doing business.

We may not be able to structure our acquisition to result in tax-free treatment for the companies or their shareholders, which could deter third parties from entering into certain business combinations with us or result in being taxed on consideration received in a transaction. Currently, a transaction may be structured so as to result in tax-free treatment to both companies, as prescribed by various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both us and the target entity; however, we cannot guarantee that the business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Our business will have no revenue unless and until we merge with or acquire an operating business.

We are a development stage company and have had no revenue from operations. We may not realize any revenue unless and until we successfully merge with or acquire an operating business.

The Company intends to issue more shares in a merger or acquisition, which will result in substantial dilution.

Our Memorandum and Articles of Association authorize the issuance of a maximum of 500,000,000 shares. Any merger or acquisition effected by us may result in the issuance of additional securities without shareholder approval, and the substantial dilution in the percentage of our ordinary shares held by our then existing shareholders. Moreover, the shares issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of shares held by our then existing shareholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without shareholder approval. To the extent that additional ordinary shares or preferred shares are issued in connection with a business combination or otherwise, dilution to the interests of our shareholders will occur and the rights of the holders of ordinary shares might be materially and adversely affected.

We are controlled by our management, whose interest may differ from those of the other shareholders.

As of the date of this filing, Ms. CHANG Ting Ting, the Company's President, Secretary, Treasurer and sole director of the Company, has sole voting power over 8,000,000 of the Company's ordinary shares, or approximately 94.1% of the outstanding ordinary shares. Therefore, Ms. Chang is in a position to elect the Board of Directors and to control the business and affairs of the Company including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The Company also may be prevented from entering into transactions that could be beneficial to the Company's other shareholders. The interest of our largest shareholder may differ from the interests of our other shareholders.

Our principal shareholder may engage in a transaction to cause the Company to repurchase its ordinary shares.

In order to provide an interest in the Company to a third party, our principal shareholder may choose to cause the Company to sell Company securities to third parties, with the proceeds of such sale being utilized by the Company to repurchase its ordinary shares. As a result of such transaction, our management, principal shareholders and Board of Directors may change.

The Company has conducted limited market research of business opportunities, which may affect our ability to identify a business to merge with or acquire.

The Company has conducted limited market research concerning prospective business opportunities. We have no assurances that market demand exists for a merger or acquisition as contemplated by us. Our management has not identified any specific business combination or other transaction for formal evaluation by us, and it may be expected that any such target business or transaction would present a higher level of risk than a conventional private or public offering of securities or conventional bank financing. There is no assurance that we will be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our other shareholders.

Because we may seek to complete a business combination through a "reverse merger," following such a transaction we may not be able to attract the attention of major brokerage firms.

Additional risks may exist since we will assist a privately held business to become public through a "reverse merger." Securities analysts of major brokerage firms may not provide coverage of our Company since there is no incentive to brokerage firms to recommend the purchase of our ordinary shares. No assurance can be given that brokerage firms will want to conduct any secondary offerings on behalf of our post-merger company in the future.

We cannot assure you that following a business combination with an operating business, our ordinary shares will be listed on NASDAQ or any other securities exchange.

Following a business combination, we may seek the listing of our ordinary shares on NASDAQ or the New York Stock Exchange. However, we cannot assure you that following such a transaction, we will be able to meet the initial listing standards of either of those or any other stock exchange, or that we will be able to maintain a listing of our ordinary shares on either of those or any other stock exchange. After completing a business combination, until our ordinary shares are listed on the NASDAQ or another stock exchange, we expect that our ordinary shares would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system or on the "pink sheets," where our shareholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our ordinary shares. In addition, we would be subject to an SEC rule that, if we failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our ordinary shares, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital following a business combination.

This report on Form 20-F contains forward-looking statements and information relating to us, our industry and other businesses.

The forward-looking statements contained in this Annual Report are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this Annual Report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Certain Legal Consequences of Foreign Incorporation and Operations

Judgments against the Company and management may be difficult to obtain or enforce.

We are organized as an exempted company under the laws of the Cayman Islands and our principal executive offices are located in Hong Kong.  Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws.  In addition, our sole officer and director resides outside the United States, and her assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon her or to enforce against the Company or her judgments predicated upon the liability provisions of United States federal securities laws.  Our Hong Kong counsel and our Cayman Islands counsel have advised that there is substantial doubt as to the enforceability against us or our sole officer and director in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities laws.

No treaty exists between Hong Kong or the Cayman Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong for recovery of this debt. A Hong Kong or Cayman Islands court will only accept a foreign judgment as evidence of a debt due if:

•	the judgment is for a liquidated amount in a civil matter;
•	the judgment is final and conclusive;
•
the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);

•	the judgment was not obtained by actual or constructive fraud or duress;
•	the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong;
•	the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);
•	the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong;
•	the person against whom the judgment is given is subject to the jurisdiction of a foreign court; and
•
the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which fall under Section 7 of the Protection of Trading Interests Ordinance, Chapter 7 of the Laws of Hong Kong.

Enforcement of a foreign judgment in Hong Kong may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

We have also been advised by our Cayman Islands counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

•
the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
•	the judgment was final and conclusive and for a liquidated sum;
•	the judgment was not obtained by fraud; and
•	the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.
A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Because we are incorporated in the Cayman Islands, you may not have the same protections as shareholders of U.S. corporations.

We are organized under the laws of the Cayman Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, director and controlling shareholder and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States. Our sole director has the power to take certain actions without shareholder approval, including approving certain fundamental corporate transactions, including the sale or transfer of assets. In addition, there is doubt that the courts of the Cayman Islands would enforce liabilities predicated upon United States federal securities laws.

Future issuances of preferred shares could materially and adversely affect the holders of our ordinary shares or delay or prevent a change of control.

Our Memorandum and Articles of Association provide the Board with the ability to issue preferred shares.  While no preferred shares are currently issued or outstanding, we may issue preferred shares in the future.  Future issuance of preferred shares could materially and adversely affect the rights of the holders of our ordinary shares, dilute the ordinary shareholders' holdings or delay or prevent a change of control.

Our shareholders do not have the same protections or information generally available to shareholders of U.S. corporations because the reporting requirements for foreign private issuers are more limited than those applicable to public corporations organized in the United States.

We are a foreign private issuer within the meaning of rules promulgated under the Exchange Act.  We are not subject to certain provisions of the Exchange Act applicable to United States public companies, including:  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less).  Because we are not subject to these rules, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.

The introduction of Cayman Islands economic substance laws may affect our business.

The International Tax Co-operation (Economic Substance) Law, 2018 and International Tax Co-operation (Economic Substance) (Prescribed Date) Regulations, 2018 were published on 27 December 2018 and amended on 22 February 2019 by the International Tax Co-operation (Economic Substance) (Amendment of Schedule) Regulations, 2019 (together, the “Cayman ES Law”). Guidance on Economic Substance for Geographically Mobile Activities (“Cayman ES Guidance”) was published on 22 February 2019.

The Cayman Islands is a member of the OECD Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) and enacted the Cayman ES Law in response to requirements for geographically mobile activities to have economic substance developed under BEPS Action 5, consistent with the European Union timeframe to have such requirements in place on 1 January 2019.

Our Company may need to allocate resources to satisfy the economic substance test under the Cayman ES Law. Nonetheless, international standards are continuing to develop and it is anticipated that the Cayman ES Law and Cayman ES Guidance will evolve and be subject to further clarification and amendments.

Item 4.  Information on the Company

History and Development of the Company

The Company was originally incorporated under the name "Agate Island Acquisition Corporation" on April 4, 2016 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions.  The current business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

On March 13, 2017, the Company changed its name to China Biotech Holdings Limited. The Company changed its name in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry. To date, the Company has not entered into an agreement with a China based company, although it anticipates that it will do so during the 2019 fiscal year.

On May 3, 2017, the Company effected a change of its control. The Company cancelled an aggregate of 19,500,000 shares of the then 20,000,000 shares of outstanding stock valued at par. James M. Cassidy resigned as the Company's president, secretary and director and James McKillop resigned as the Company's vice president and director. CHANG Ting Ting was then named sole director and President, Secretary and Chief Financial Officer of the Company. On May 4, 2017, the Company issued 8,000,000 shares of its Common Stock to CHANG Ting Ting for no consideration as a result of the change in control.

The Company registered its Common Stock on a Form 10 registration statement filed pursuant to the Exchange Act and Rule 12(g) thereof. The Company files with the United States Securities and Exchange Commission ("SEC") periodic and current reports under Rule 13(a) of the Exchange Act. Prior to the redomicile merger described below, the Company filed quarterly reports on Form 10-Q and annual reports on Form 10-K.

On November 15, 2017, our Board of Directors unanimously adopted resolutions approving the redomicile of the Company from Delaware to the Cayman Islands. The Company changed its domicile, effective August 21, 2018, by merging into its wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the "Redomicile Merger"). As a result of the Redomicile Merger, the Company's name was changed to Zhong Yuan Bio-Technology Holdings Limited, each outstanding share of Common Stock was exchanged for one ordinary share and we became governed by our Amended and Restated Memorandum and Articles of Association and by the Companies Law (2018 Revision) of the Cayman Islands rather than by our previous Articles and Bylaws and the Delaware Corporate Code.

The Company has been in the developmental stage since inception and its operations to date have been limited to issuing shares to its original shareholders, filing a registration statement under the Exchange Act, effecting the change in control under which CHANG Ting Ting became the Company's controlling shareholder and sole director and changing its domicile from Delaware to the Cayman Islands. The Company was formed to provide a method for a foreign or domestic private company to become a reporting company with a class of securities registered under the Exchange Act.

Management of the Company intends to enter into a Memorandum of Understanding (“MOU”) for the acquisition of a company affiliated with the Company’s President and controlling shareholder (“Private CO”) that has been formed to primarily focus on the health benefits associated with the Acer Truncatum tree that is native to China. Seed oil from the tree contains 6% nervonic acid, which has been shown to promote resistance to Alzheimer's disease and mental degradation associated with aging and to assist with cerebrovascular patient treatment and recovery.  The Company has not entered into an MOU for the acquisition of Private CO and, although unlikely, it is possible that we will not consummate the transaction with Private CO but will continue to seek another acquisition candidate.

The Company has no employees, one officer and director, and three shareholders.

The Company's executive offices are located at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong.

Business

The Company is currently considered a “shell company” pursuant to SEC Rule 12b-2 under the Exchange Act, because it has no or nominal assets (other than cash) and no or nominal operations. There is no trading market in the Company's shares, and there can be no assurance that a trading market of any significance will develop or that there will be any depth to any such market that may develop. Management does not intend to undertake any significant efforts to cause a market to develop in our securities until we have successfully concluded a business combination and filed a Registration Statement under the Securities Act with the SEC. The Company is subject to the periodic reporting requirements of the Exchange Act under Section 13(a).

We are investigating acquiring a target company or business seeking the perceived advantages of being a publicly held corporation. The Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings.

The analysis of new business opportunities will be undertaken by or under the supervision of our management. As of this date, the Company has not entered into any definitive agreement with any party regarding business opportunities for the Company. The Company has unrestricted flexibility in seeking, analyzing and participating in potential business opportunities. In its efforts to analyze potential acquisition targets, the Company will consider the following kinds of factors:

•	Potential for growth, indicated by new technology, anticipated market expansion or new products;
•	Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;
•	Strength and diversity of management, either in place or scheduled for recruitment;
•
Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;

•	The cost of participation by the Company as compared to the perceived tangible and intangible values and potentials;
•	The extent to which the business opportunity can be advanced;
•	The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and
•	Other relevant factors.
In applying the foregoing criteria, no one of which will be controlling, management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to the Company's limited capital available for investigation, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Competition

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. There are numerous "public shell" companies either actively or passively seeking operating businesses with which to merge in addition to a large number of "blank check" companies formed and capitalized specifically to acquire operating businesses. Additionally, we are subject to competition from other companies looking to expand their operations through the acquisition of a target business. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than the Company and our financial resources will be relatively limited when contrasted with those of many of these competitors. Our ability to compete in acquiring certain sizable target businesses is limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of a target business.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. Our management believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privately-held entities with a business objective similar to ours to acquire a target business on favorable terms.

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target business. Many of our target business' competitors are likely to be significantly larger and have far greater financial and other resources than our target. Some of these competitors may be divisions or subsidiaries of large, diversified companies that have access to financial resources of their respective parent companies. Our target business may not be able to compete effectively with these companies or maintain them as customers while competing with them on other projects. In addition, it is likely that our target business will face significant competition from smaller companies that have specialized capabilities in similar areas. We cannot accurately predict how our target business' competitive position may be affected by changing economic conditions, customer requirements or technical developments. We cannot assure you that, subsequent to a business combination, we will have the resources to compete effectively.

Form of Acquisition

The manner in which the Company participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of the Company and the promoters of the opportunity and the relative negotiating strength of the Company and such promoters.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of ordinary shares or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under Section 368(a) (1) of the Internal Revenue Code of 1986, as amended (the "Code") depends upon whether the owners of the acquired business own 80% or more of the voting stock of the surviving entity. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Code, all prior stockholders would in such circumstances retain 20% or less of the total issued and outstanding shares of the surviving entity. Under other circumstances, depending upon the relative negotiating strength of the parties, prior stockholders may retain substantially less than 20% of the total issued and outstanding shares of the surviving entity. This could result in substantial additional dilution to the equity of those who were stockholders of the Company prior to such reorganization.

The present shareholders of the Company will likely not have control of a majority of the voting securities of the Company following a reorganization transaction. As part of such a transaction, the Company's sole director may resign and one or more new directors may be appointed without any vote by stockholders.

In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by shareholders. In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a shareholders' meeting and obtain the approval of the holders of a majority of the outstanding securities. The necessity to obtain such shareholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting shareholders. Most likely, management will seek to structure any such transaction so as not to require shareholder approval. However, due to the share ownership of management, even if shareholder approval is required, management will also control the shareholder vote.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial cost for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation might not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

We presently have no employees apart from our management. Our sole officer and director is engaged in outside business activities and anticipates that she will devote very limited time to our business until the acquisition of a successful business opportunity has been identified. We expect no significant changes in the number of our employees other than such changes, if any, incident to a business combination.

Item 4A.  Unresolved Staff Comments

Not Applicable

Item 5.  Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Company's financial statements, which are included elsewhere in this Form 20-F.

Overview

The Company intends to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next twelve months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. We intend to seek a potential target company in the biotech or biopharma industry in China.

The Company currently does not engage in any business activities that provide cash flow. During the next twelve months we anticipate incurring costs related to:

(i)	filing Exchange Act reports, and
(ii)	investigating, analyzing and consummating an acquisition.
We believe we will be able to meet these costs through loans or investments by our shareholders, management or other investors. There are no assurances that the Company will be able to secure any additional funding as needed. Currently, our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Our ability to continue as a going concern is also dependent on our ability to find a suitable target company and enter into a possible reverse merger with such company. Management's plan includes obtaining additional funds by equity financing through a reverse merger transaction and/or related party advances; however, there is no assurance of additional funding being available.

The Company may consider acquiring a business which has recently commenced operations, is a developing company in need of additional funds for expansion into new products or markets, is seeking to develop a new product or service or is an established business which may be experiencing financial or operating difficulties and is in need of additional capital. In the alternative, a business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares while avoiding, among other things, the time delays, significant expense and loss of voting control which may occur in a public offering.

Any target business that is selected may be a financially unstable company or an entity in its early stages of development or growth, including entities without established records of sales or earnings. In that event, we will be subject to numerous risks inherent in the business and operations of financially unstable and early stage or potential emerging growth companies. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and, although our management will endeavor to evaluate the risks inherent in a particular target business, there can be no assurance that we will properly ascertain or assess all significant risks. Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing and the dilution of interest for present and prospective stockholders which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax-free reorganization. This lack of diversification should be considered a substantial risk in investing in us because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and extremely risky. Through information obtained from industry publications and professionals, our management believes that there are numerous firms seeking the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not currently intend to retain any entity to act as a "finder" to identify and analyze the merits of potential target businesses.

Results of Operations

We have not generated any revenue to date and have incurred recurring losses since inception. It is unlikely the Company will have any revenues unless it is able to effect an acquisition or merger with an operating company, of which there can be no assurance. Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities. It is management's assertion that these circumstances may hinder the Company's ability to continue as a going concern. The Company's plan of operation for the next twelve months shall be to continue its efforts to locate suitable acquisition candidates.

For the fiscal years ended December 31, 2018 and 2017

Revenues

The Company did not generate any revenues during the fiscal years ended December 31, 2018 and December 31, 2017.

Total operating expenses

During the year ended December 31, 2018, we incurred operating expenses of $50,156 compared to $27,191 incurred during the year ended December 31, 2017. Operating expenses incurred during the year ended December 31, 2018 were generally related to financial and administrative contracted services, such as legal and accounting, costs to prepare the Company's electronic filings with the SEC and developmental costs. The increase in operating expenses was primarily due to legal expenses associated with preparing and filing our periodic reports with the SEC, the redomiciling of the Company from Delaware to the Cayman Islands and accounting and review and audit costs associated with our financial statements.

Net loss

For the fiscal year ended December 31, 2018, the Company had a net loss of $50,156, as compared to a net loss of $27,191 for the fiscal year ended December 31, 2017.

For the fiscal years ended December 31, 2017 and 2016

Revenues

The Company did not generate any revenues during the fiscal years ended December 31, 2017 and December 31, 2016.

Total operating expenses

During the year ended December 31, 2017, we incurred operating expenses of $27,191 compared to $2,062 incurred during the year ended December 31, 2016. Operating expenses incurred during the year ended December 31, 2017 were generally related to financial and administrative contracted services, such as legal and accounting, costs to prepare the Company's electronic filings with the SEC and developmental costs. The increase in operating expenses was primarily due to legal expenses associated with preparing and filing our periodic reports with the SEC, the redomiciling of the Company from Delaware to the Cayman Islands and accounting and review and audit costs associated with our financial statements.

Net loss

For the fiscal year ended December 31, 2017, the Company had a net loss of $27,191, as compared to a net loss of $2,062 for the fiscal year ended December 31, 2016.

Liquidity and Capital Resources

The Company had total assets of $100, as of December 31, 2018 and as of December 31, 2017. The Company's liabilities as of December 31, 2018 were $76,797, which was comprised of $21,859 of accrued liabilities and $54,938 due to related parties. This compares with total liabilities of $26,641, comprised of accrued expenses $14,041 and a related party payable of $12,600, as of December 31, 2017. The Company can provide no assurance that it can continue to satisfy its cash requirements for the next twelve months.

The following is a summary of the Company's cash flows provided by (used in) operating and financing activities for the years ended December 31, 2018, and 2017.

	Year ended December 31	Year ended December 31
	2018	2017
Net Cash (Used in) Operating Activities	$(42,338)	$(12,500)
Net Cash Provided by Financing Activities	$42,338	$12,600

The Company has generated no revenues since inception. The Company is also dependent upon the receipt of capital investment or other financing to fund its ongoing operations and to execute its business plan of seeking a combination with a private operating company. In addition, the Company is dependent upon certain related parties to provide continued funding and capital resources. If continued funding and capital resources are unavailable on reasonable terms, the Company may not be able to implement its plan of operations.

Going Concern Consideration

The Company had no revenues and incurred a net loss of $50,156 for the fiscal year ended December 31, 2018. In addition, the Company had a working capital deficit of $76,697 and an accumulated deficit of $79,409 as of December 31, 2018. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months unless we obtain additional capital to pay for our expenses. This is because we have not generated any revenues and have a limited operating history. There are no assurances that we will be able to either generate sufficient funds from the operations of a target company that we acquire or obtain additional financing through either private placements and/or bank financings or other loans necessary to support our working capital requirements. To the extent that funds generated from operations and any private placements and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to us.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with US GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements.

While we believe that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with GAAP, actual results could differ from our estimates and such differences could be material.

Item 6.  Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information regarding the Company's director and executive officer:

Name	Age	Position
CHANG Ting Ting	29	President, Secretary, Treasurer and Sole Director

Ms. Chang, age 29, serves as our President, Secretary, Treasurer and sole director, and has held those positions since May 4, 2017. Since 2013, Ms. Chang has worked at Beijing Acer Truncatum Century Agriculture Science Technology Co. ("Beijing Acer"). From 2013 to 2016, she served as Beijing Acer's sales manager responsible for planning, implementing and directing the sales activities of the company including developing strategic plans, budget preparation and coordination of the sales teams. From 2016 to the present, Ms. Chang has served as Beijing Acer's Chief Executive Officer responsible for setting strategy and direction, modeling and setting the company's culture and values, leading and training the senior executive team and allocating capital. In 2013, Ms. Chang received an MSC degree in Technology and Innovation Management from Sussex University, the United Kingdom and in 2012 she received a Bachelor of Arts degree in Product Design from the same university. Ms. Chang serves without compensation.

The term of office of each director expires at our annual meeting of stockholders or until their successors are duly elected and qualified. Directors are not compensated for serving as such. Officers serve at the discretion of the Board of Directors.

No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer.  Our directors are elected annually and serve until their successors take office or until their death, resignation or removal.  The executive officers serve at the pleasure of the Board of Directors.

Compensation

Ms. CHANG Ting Ting will not receive any compensation until the consummation of an acquisition. Mr. Edward Sin, who served as our Chief Financial Officer from February 1, 2018 until May 3, 2018, was compensated during that time as described below under Employment Agreements. No compensation of any nature has been paid on account of services rendered by a director in such capacity. Our officers and directors intend to devote very limited time to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination.

The Company does not have a standing compensation committee or a committee performing similar functions, since the Board of Directors has determined not to compensate the officers and directors until such time that the Company completes a reverse merger or business combination.

Employment Agreements

The Company is not a party to any employment agreements, except that it was party to a service agreement with Mr. Edward Sin, the Company's Chief Financial Officer from February 1, 2018 until May 3, 2018.

On February 1, 2018, Mr. Edward Sin entered into a one-year service agreement with the Company. The following summary of Mr. Sin's service agreement is qualified in its entirety by reference to the English translation of the full and complete terms of the agreement that was attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 9, 2018.  Under the agreement, Mr. Sin received a monthly service fee of RMB10,000, he was not a full-time contractor to the Company and his working hours were flexible. He performed his duties both in Beijing, Peoples Republic of China, and in the Hong Kong Special Administrative Region. His duties included working as the Company's Chief Financial Officer, coordinating the professional team work required for the Company as a reporting company under the Securities Exchange Act of 1934, as amended, and related matters. The employment agreement also provided that it may be terminated by either party upon thirty (30) days' notice by one party to the other. The employment agreement contained a confidentiality provision relating to the Company's trade secrets, which was applicable both during and after the termination of the agreement. Mr. Sin terminated the agreement as of May 3, 2018.

Director

Our director does not receive any monetary compensation for serving in her capacity as a director.  Our director is entitled to be reimbursed for all reasonable expenses incurred in connection with her services as a director.

Board Practices

All directors hold office until our next annual meeting of shareholders or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise.  All executive officers are appointed by the Board and serve at the pleasure of the Board.  There are no director service contracts providing for benefits upon termination of employment or directorship.

Audit Committee

We do not have an audit committee and the sole director does not qualify as a financial expert at this time.

At such time that the Company enters into a business combination and/or has additional shareholders and a larger Board of Directors and commences activities, the Company will consider creating committees of its Board of Directors, including both a nominating and an audit committee.

Employees

The Company has no employees.

Share Ownership

The following table shows the number of ordinary shares beneficially owned by our sole director and executive officer as of April 15, 2019:

Name and Address	Ordinary Shares Owned of Record	Options Held	Total Number of Ordinary Shares Beneficially Owned	Percent of Beneficial Ownership(1)
CHANG Ting Ting Suite 2432, Sun Hung Kai Centre 30 Harbour Road Wanchai, Hong Kong	8,000,000	0	8,000,000	94.12%
All Directors and Officers as a group (1 person)	8,000,000	0	8,000,000	94.12%
5% or Greater Holders CHANG Ting Ting Suite 2432, Sun Hung Kai Centre 30 Harbour Road Wanchai, Hong Kong	8,000,000		8,000,000	94.12%
_________________________________________________

(1)  Based on 8,500,000 ordinary shares outstanding

Stock Option and Bonus Plans

The Company currently has not authorized any compensation plans or stock option plans.

Item 7.  Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation.  The following table sets forth, as of April 15, 2019, beneficial ownership of our ordinary shares by each person, to the best of our knowledge, known to own beneficially 5% or more of our ordinary shares outstanding as of such date.  Except as otherwise indicated, all shares are owned directly and hold equal voting rights.

Name	Ordinary Shares Owned	Options to Purchase Ordinary Shares	Percent of Beneficial Ownership(1)
CHANG Ting Ting	8,000,000	0	94.12%
 (1) The number of shares outstanding is 8,500,000 ordinary shares.

If the Company acquires the company affiliated with its President and controlling shareholder, as anticipated, it is likely that the current owners of the acquired company will become the controlling shareholders of the Company.

Related Party Transactions

The Company utilizes the office space and equipment of a business associate of management in Hong Kong at no cost. Management estimates the value of such office space and equipment to be immaterial.

During the fiscal years ended December 31, 2018 and December 31, 2017, CHANG Ting Ting, our sole director and President, paid, either directly or indirectly, expenses of the Company aggregating $50,406 and $12,600, respectively. These are fees CHANG Ting Ting paid on behalf of the Company. As of December 31, 2018, $4,532 of the total $54,938 Due to Related Parties was for the compensation payable to Edward Sin for his service rendered from February 1, 2018 until May 3, 2018, while he served as the Chief Financial Officer of the Company. The amount due to related parties is unsecured, non-interest bearing and due on demand.

On May 3, 2017, the Company effected a change of its control. The Company cancelled an aggregate of 19,500,000 shares of the then 20,000,000 shares of outstanding stock valued at par. James M. Cassidy resigned as the Company's president, secretary and director and James McKillop resigned as the Company's vice president and director. CHANG Ting Ting was then named sole director of the Company and was named President, Secretary and Chief Financial Officer of the Company. On May 4, 2017, the Company issued 8,000,000 shares of its Common Stock to CHANG Ting Ting for no consideration as a result of the change in control.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

Interests of Experts and Counsel

Not Applicable

Item 8.  Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – "Financial Statements."

Item 9.  The Offer and Listing

Offer and Listing Details

There is currently no public market for the Company's securities.

Following a business combination, a target company will normally wish to cause the Company's ordinary shares to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

Item 10.  Additional Information

Share Capital

Our authorized capital is $50,000, divided into 500,000,000 shares, $0.0001 par value per share.  Information with respect to the number of ordinary shares outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Stockholders' Equity for the fiscal years ended December 31, 2016, 2017 and 2018 included herein in Item 18.

At April 15, 2019, there were 8,500,000 of our ordinary shares issued.  All shares were fully paid. We did not have any options to purchase shares or any preferred shares outstanding.

On August 21, 2018, the Company, a Delaware corporation, completed a redomicile merger to reorganize itself as a Cayman Islands company. Pursuant to the plan of merger, each issued and outstanding share of the $0.0001 par value Common Stock of the Delaware corporation was converted into one $0.0001 par value ordinary share of the Cayman Islands corporation into which the Delaware corporation was merged. A comparison of the Common Stock and the ordinary shares appears in the Definitive Schedule 14(C) filed with the SEC by the Company on January 16, 2018, which is incorporated herein by this reference.

Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 313036 in the register of companies. Our registered office is Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KYI–1205 Cayman Islands. The objects for which the Company was established are unrestricted and the Company has full power and authority to carry out any object that is not prohibited under Cayman Islands law as set forth in Paragraph 3 of our Memorandum of Association. As a Cayman Islands exempted company, we are (subject to certain qualifications) prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands, owning land in the Cayman Islands and making any invitation to the public in the Cayman Islands to subscribe for any of our shares or debentures. We do not believe that these restrictions materially affect our operations.

Paragraph 107 of our Amended and Restated Articles of Association (our "Articles") provides that a director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with the Company shall declare the nature of his interest at a meeting of the directors or by general notice to the directors. The director may vote in respect of the contract or arrangement notwithstanding his interest therein and his vote shall be counted, and he may be counted in the quorum at any meeting at which the contract or arrangement is considered. Paragraph 86 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 98 of the Articles provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Paragraph 85 of the Articles provides that directors are not required to own shares of the Company in order to serve as directors.

Our authorized share capital is $50,000, divided into 500,000,000 shares, $0.0001 par value. Holders of our ordinary shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our ordinary shares do not have cumulative voting rights in the election of directors. All of our fully paid ordinary shares are equal to each other with respect to dividend rights. Holders of our ordinary shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available therefor under Cayman Islands law. In the event of our liquidation, the liquidator may, with the sanction of an Ordinary Resolution of the Company, divide among the shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. Holders of our ordinary shares have no preemptive rights to purchase any additional unissued ordinary shares. No preferred shares have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of preferred shares at their discretion.

Paragraph 8 of the Articles of Association provides that the powers, preferences and relative, participating, optional and other special rights of each series of preferred shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Paragraph 153 of the Articles of Association provides that our Memorandum and Articles of Association may be amended by a special resolution of members.  A special resolution requires passage by a majority of not less than two-thirds of the shareholders entitled to vote on the matter, in person or, where proxies are allowed, by proxy at a general meeting of the Company or in writing by all of the shareholders entitled to vote.

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 69 of the Articles and under the Companies Law (2018 Revision) of the Cayman Islands.  The directors may convene meetings of the members at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding not less than one-third of the share capital of the Company as at that date carries the right to vote at general meetings of the Company.

Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.  There are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

A copy of our Amended and Restated Memorandum and Articles of Association was filed as Exhibit A to the Definitive Schedule 14(C) filed with the SEC by the Company on January 16, 2018 and incorporated herein by this reference.

Material Contracts

On November 15, 2017, the Company (the "Delaware Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with its wholly-owned subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the "Cayman Company), an exempted company limited by shares which was formed under the laws of the Cayman Islands, in order to effect a change in the Company's domicile from Delaware to the Cayman Islands. The Merger Agreement provided that, upon effectiveness of the merger, (i) the Delaware Company would be merged with and into the Cayman Company with the Cayman Company being the surviving company; (ii) each share of Common Stock of the Delaware Company would convert into the right to receive one ordinary share of the Cayman Company; and (iii) the officers and directors of the Delaware Company would be the officers and directors of the Cayman Company. The Plan of Merger was approved by the shareholders of both the Delaware Company and the Cayman Company. A copy of the Merger Agreement was filed with the SEC on January 16, 2018 as Exhibit B to the Definitive Schedule 14(C) of the Company and is incorporated herein by this reference. Pursuant to the Merger Agreement, the Company became a Cayman Islands exempted company as of August 21, 2018.

Exchange Controls

There are no exchange control restrictions on payments of dividends on our ordinary shares or on the conduct of our operations either in Hong Kong, where our principal executive offices are located, or the Cayman Islands, where we are incorporated.  Other jurisdictions in which we may conduct operations in the future may have various exchange controls.  There are no material Cayman Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to holders of our securities who are not residents of the Cayman Islands.  Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes.  Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the Internal Revenue Code.  Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders.  You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

A foreign corporation will be treated as a passive foreign investment company ("PFIC") for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.  For this purpose, passive income generally includes dividends, interest, royalties, rents (other that rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income.  We presently believe that we are not a PFIC and do not anticipate becoming a PFIC.  This is, however, a factual determination made on an annual basis and is subject to change.  If we were to be classified as a PFIC in any taxable year, (i) U.S. holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge.  In addition, we would not provide information to our United States holders that would enable them to make a "qualified electing fund" election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can also obtain copies of our SEC filings by going to the SEC's website at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with the SEC.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, the Company is not required to provide this information.

Item 12.  Description of Securities Other Than Equity Securities

Not Applicable

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

On August 21, 2018, the Company, a Delaware corporation, completed a redomicile merger to reorganize itself as a Cayman Islands company. A comparison of the rights of shareholders under Delaware and Cayman Islands law appears in the Definitive Schedule 14(C) filed with the SEC by the Company on January 16, 2018, which is incorporated herein by this reference.

Item 15.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer and principal financial officer, CHANG Ting Ting, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of December 31, 2018. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were ineffective at such time to ensure that information required to be disclosed by us in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our principal executive officer and principal financial officer also concluded that our disclosure controls, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, were inappropriate to allow timely decisions regarding required disclosure.

Based on management's assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of December 31, 2018 based on the material weaknesses described below:
● Because the Company had only one person acting as the sole officer and director of the Company during the fiscal year ended December 31, 2018, there were limited controls over information processing.
● There was and is an inadequate segregation of duties consistent with control objectives as management was composed of only one person at fiscal year-end, and there remains an issue with inadequate segregation of duties as of the date of filing this Annual report. In order to remedy this situation, we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties. Management will reassess this matter after the Company completes a reverse merger or business combination to determine whether improvement in segregation of duty is feasible.
● The Company does not have a formal audit committee with a financial expert, and thus the Company lacks the board oversight role within the financial reporting process.
● There is a lack of formal policies and procedures necessary to adequately review significant accounting transactions.

The Company utilizes a third-party independent contractor for the preparation of its financial statements. Although the financial statements and footnotes are reviewed by our management, we do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions. The third-party independent contractor is not involved in the day to day operations of the Company and may not be provided information from management on a timely basis to allow for adequate reporting/consideration of certain transactions.

As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

In order to mitigate the foregoing material weakness, we hired Mr. Edward Sin as our Chief Financial Officer on February 1, 2018. However, Mr. Sin resigned from that position as of May 3, 2018.

Evaluation of Internal Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Rule 13a-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive, principal operating and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting at December 31, 2018, and determined that, as of December 31, 2018, our internal control over financial reporting was not effective.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the exemption provided to issuers that are not "large accelerated filers" nor "accelerated filers" under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Controls over Financial Reporting

There have been no changes to our internal controls over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an audit committee and the sole director does not qualify as a financial expert at this time.

Item 16B.  Code of Ethics

The Company has not at this time adopted a Code of Ethics pursuant to rules described in Regulation S-K.  The Company has only three shareholders, one of whom controls 94.1% of the Company's voting securities. The Company has no operations or business. The adoption of a Code of Ethics at this time would not serve the primary purpose of such a code to provide a manner of conduct as the development, execution and enforcement of such a code would be by the same persons and only persons to whom such code applied. Furthermore, because the Company does not have any activities, there are no activities or transactions which would be subject to this code. At the time the Company enters into a business combination or other corporate transaction, the Company may consider adopting a Code of Ethics. The Company does not maintain an Internet website on which to post a code of ethics.

Item 16C.  Principal Accountant Fees and Services

KCCW Accountancy Corp. ("KCCW") is the Company's independent registered public accounting firm. Fees billed to the Company are set forth below:

	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
	2018	2017
Audit Fees	$7,500	$5,000
Audit Related Fees	$6,000	$2,750
Tax Fees	-	-
All other Fees	-	-
Total	$13,500	$7,750

"Audit Fees" consisted of fees billed for services rendered for the audit of the Company's annual consolidated financial statements included in the Company's annual reports on Form 10-K and Form 20-F, and "audit related fees" are for reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

The Company's shares are not listed on an exchange.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F.  Changes in Registrant's Certifying Accountants

There are not and have not been any disagreements between the Company and its accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

PART III

Item 17.  Financial Statements

Not Applicable

Item 18.  Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Pages

Report of Independent Registered Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2017 and 2018	F-3
Consolidated Statements of Operations for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016	F-4
Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016	F-6
Notes to Consolidated Financial Statements	F-7 - F-11

Item 19.  Exhibits

12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Dated: May 14, 2019	/s/ CHANG Ting Ting
CHANG Ting Ting
President, Chief Executive Officer, Secretary, Treasurer and Sole Director

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands)

Consolidated Financial Statements

December 31, 2018

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Index to Consolidated Financial Statements

Contents	Pages

Report of Independent Registered Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2017 and 2018	F-3
Consolidated Statements of Operations for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016	F-4
Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016	F-6
Notes to Consolidated Financial Statements	F-7 - F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Zhong Yuan Bio-Technology Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhong Yuan Bio-Technology Holdings Ltd (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not generated any revenues since inception. The Company has sustained continuing operating losses and working capital deficits. These conditions, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2, which includes the raising of additional equity financing or merger with another entity. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KCCW Accountancy Corp.

We have served as the Company's auditor since 2016.

Los Angeles, California
May 13, 2019

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2018

Asset
Current assets
Cash and cash equivalents	$100	$100

Total Assets	$100	$100

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accrued liabilities	$14,041	$21,859
Due to related parties	12,600	54,938
Total Liabilities	26,641	76,797

Stockholders' Deficit

Preferred Stock $0.0001 par value, 20,000,000 shares authorized, none issued and outstanding at December 31, 2018 and 2017, respectively	-	-
Common Stock, $0.0001 par value, 100,000,000 shares authorized; 8,500,000 shares issued and outstanding at December 31, 2018 and December 31, 2017, respectively	850	850
Discount on Common Stock	(850)	(850)
Additional Paid in Capital	2,712	2,712
Accumulated deficit	(29,253)	(79,409)
Total stockholders' deficit	(26,541)	(76,697)
Total Liabilities and Stockholders' Deficit	$100	$100

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the period from April 4, 2016(inception) to	For the years ended
	December 31, 2016	December 31, 2017	December 31, 2018

Revenue	$-	$-	$-
Cost of Revenue	-	-	-
Gross Profit	-	-	-

Operating expenses	(2,062)	(27,191)	(50,156)

Loss before income taxes	(2,062)	(27,191)	(50,156)

Income Tax Expense	-	-	-

Net loss	$(2,062)	$(27,191)	$(50,156)

Loss per share - basic and diluted	$(0.00)	$(0.00)	$(0.01)

Weighted average shares-basic and diluted	20,000,000	12,353,425	8,500,000

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
					Additional
	Common Stock			Discount on	Paid-in	Accumulated
	Shares	Amount		Common Stock	Capital	Deficit	Total
Balance-April 4, 2016 (Inception)	-	$		$-	$-	$-	$-
Issuance of shares to founders	20,000,000		2,000	(2,000)	-	-	-
Contribution of capital	-		-	-	1,312	-	1,312
Net Loss	-		-	-	-	(2,062)	(2,062)
Balance-December 31, 2016	20,000,000		2,000	(2,000)	1,312	(2,062)	(750)
Redemption of shares on May 3, 2017	(19,500,000)		(1,950)	1,950	-	-	-
Issuance of shares as a result of change in control	8,000,000		800	(800)	-	-	-
Contribution of capital	-		-	-	1,400	-	1,400
Net Loss	-		-	-	-	(27,191)	(27,191)
Balance-December 31, 2017	8,500,000		$850	$(850)	$2,712	$(29,253)	$(26,541)

Net Loss						(50,156)	(50,156)
Balance-December 31, 2018	8,500,000		$850	$(850)	$2,712	$(79,409)	$(76,697)

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period from April 4, 2016 (inception) to	For the years ended December 31,
	December 31, 2016	2017	2018
OPERATING ACTIVITIES
Net Loss	$(2,062)	$(27,191)	$(50,156)
Non-cash adjustments to reconcile net loss to net cash:
Expenses paid for by stockholder and contributed as capital	1,312	1,400	-
Changes in Operating Assets and Liabilities:
Accrued liabilities	750	13,291	7,818
Net cash used in operating activities	-	(12,500)	(42,338)
FINANCING ACTIVITIES
Net proceeds received from related parties	-	12,600	42,338
Net cash provided by financing activities	-	12,600	42,338

Net increase in cash	$-	$100	$-
Cash and Cash Equivalents, Beginning of the Period	-	-	100
Cash and Cash Equivalents, End of the Period	$-	$100	$100

Supplemental Disclosures of Cash Flow Information
Cash paid for income taxes	$-	$-	$-
Cash paid for interest	$-	$-	$-
Common stock issued to officers for no consideration	$2,000	$800	$-
Redemption of common shares in connection with the change of control	$-	$1,950	$-

The accompanying notes are an integral part of these consolidated financial statements.

 Zhong Yuan Bio-Technology Holdings Limited
Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
NATURE OF OPERATIONS
The Company was originally incorporated under the name “Agate Island Acquisition Corporation” on April 4, 2016 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions.  The current business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

On March 13, 2017, the Company changed its name to China Biotech Holdings Limited. The Company changed its name in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry. To date, the Company has not entered into an agreement with a China based company.

On May 3, 2017, the Company effected a change of its control. The Company cancelled an aggregate of 19,500,000 shares of the then 20,000,000 shares of outstanding stock valued at par. James M. Cassidy resigned as the Company's president, secretary and director and James McKillop resigned as the Company's vice president and director. CHANG Ting Ting was then named sole director and President, Secretary and Chief Financial Officer of the Company. On May 4, 2017, the Company issued 8,000,000 shares of its Common Stock to CHANG Ting Ting for no consideration as a result of the change in control.

On October 27, 2017, the Company acquired 100% of the equity of Zhong Yuan Bio-Technology Holdings Limited, a company registered in the Cayman Islands. Zhong Yuan Bio-Technology Holdings Limited had not commenced any business as of the date of these financial statements.

On November 15, 2017, our Board of Directors unanimously adopted resolutions approving the redomicile of the Company from Delaware to the Cayman Islands. The Company changed its domicile, effective August 21, 2018, by merging into its wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the "Redomicile Merger"). As a result of the Redomicile Merger, the Company's name was changed to Zhong Yuan Bio-Technology Holdings Limited, each outstanding share of Common Stock was exchanged for one ordinary share and we became governed by our Amended and Restated Memorandum and Articles of Association and by the Companies Law (2018 Revision) of the Cayman Islands rather than by our previous Articles and Bylaws and the Delaware Corporate Code.

BASIS OF PRESENTATION
The accompanying consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted principles (“GAAP”).
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary during the period from October 27, 2017 to August 21, 2018 prior to the Redomicile Merger. All significant inter-company transactions and balances have been eliminated upon consolidation.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash on hand and on deposit at banking institutions as well as all highly liquid short-term investments with original maturities of 90 days or less.
CONCENTRATION OF RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with high quality banking institutions. The Company did not have cash balances in excess of the Federal Deposit Insurance Corporation limit as of December 31, 2018 and 2017, respectively.
INCOME TAXES
Under ASC 740, "Income Taxes," deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.  As of December 31, 2018 and 2017, there were no deferred taxes due to the uncertainty of the realization of net operating loss or carry forward prior to expiration.

LOSS PER COMMON SHARE

Basic loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the loss of the entity.  As of December 31, 2018, and 2017, there were no outstanding dilutive securities.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the consolidated financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 inputs are unobservable inputs for the asset or liability.
The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.
NOTE 2 - GOING CONCERN
The Company has not yet generated any revenue since inception to date and has accumulated deficit of $79,409 and $29,253 as of December 31, 2018 and 2017. The Company had a working capital deficit of $76,697 and $26,541 as of December 31, 2018 and 2017.  The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company's ability to do so. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.
In order to maintain its current level of operations, the Company will require additional working capital from either cash flow from operations or from the sale of its equity.  However, the Company currently has no commitments from any third parties for the purchase of its equity. If the Company is unable to acquire additional working capital, it will be required to significantly reduce its current level of operations.

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENTS
In January 2017, the FASB issued ASU No. 2017-1, "Business Combinations (Topic 805): Clarifying the definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements.  These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company has adopted this ASU and its adoption did not have a material impact on its consolidated financial statements.
In November 2016, the FASB issued Accounting Standards Update No. 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"). The new guidance is intended to reduce diversity in practice by adding or clarifying guidance on classification and presentation of changes in restricted cash on the statement of cash flows. ASU 2016-18 is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The amendments in this update should be applied retrospectively to all periods presented. Management believed that the impact of this ASU to the Company's consolidated financial statements would be insignificant and would only impact the Company to the extent it has restricted cash in future.
In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments," to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The  amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and (9) Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company has adopted this ASU and its adoption did not have a material impact on its consolidated financial statements.
NOTE 4 - INCOME TAX EXPENSE
No provision for income tax has been made as the Company incurred tax loss for the years ended December 31, 2018 and 2017, and for the period from April 4, 2016 (inception) to December 31, 2016.

NOTE 5 - ACCRUED LIABILITIES
As of December 31, 2018 and 2017, the Company had accrued professional fees of $21,859 and $14,041, respectively.

NOTE 6 - DUE TO RELATED PARTIES

The Company has the following related parties:

Name of related party	Relationship
Tingting Chang	CEO, CFO, secretary and sole director
Edward Sin	Former CFO

The total amounts due to related parties were $54,938 and $12,600 as of December 31, 2018 and 2017, respectively, and are unsecured, interest-free and have no fixed repayment terms.

	December 31, 2017	December 31, 2018
To Tingting Chang	$12,600	$50,406
To Edward Sin	$-	$4,532
Total	$12,600	$54,938

NOTE 7 - STOCKHOLDERS' DEFICIT
The Company is authorized to issue 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.
On April 4, 2016, the Company issued 20,000,000 founders common stock to two directors and officers pro rata as founder shares valued at $0.0001 par value per share and for a total discount of $2,000.
On May 3, 2017, the Company effectuated a change in control and redeemed 19,500,000 shares of common stock.
On May 4, 2017, the Company issued 8,000,000 shares of common stock to the new owner for no consideration as a result of the change in control.
As of December 31, 2018 and  2017, 8,500,000 shares of common stock and no preferred stock were issued and outstanding.

NOTE 8 – SUBSEQUENT EVENTS
Management has evaluated subsequent events through May 13, 2019, the date the consolidated financial statements were available to be issued noting no transactions that would impact the accounting for events or transactions in the current period or require additional disclosures.