Form 20-F
period 2021-03-31
Zhong Yuan Bio-Technology Holdings Ltd
filed 2021-08-16
CIK 1672886

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

F/K/A China Biotech Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Address of principal executive offices)

CHANG TingTing

Telephone: + 852 2919-8916

Email: tinachang@zybioholdings.com

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act:

ORDINARY SHARES, PAR VALUE $0.001

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

17,145,000 Ordinary Shares, $0.001 par value, at March 31, 2021

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No  ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No  ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐ Accelerated Filer  ☐ Non-accelerated filer  ☒ Emerging Growth Company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No  ☒

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The selected consolidated financial data as of March 31, 2021 and 2020, and for the fiscal years ended March 31, 2021 and 2020 are derived from the Audited Consolidated Financial Statements and notes which appear elsewhere in this Annual Report. The selected consolidated financial data set forth below as at March 31, 2019, and for the fiscal year ended March 31, 2019, have been derived from our audited consolidated financial statements that are not included in this Annual Report.

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

SELECTED CONSOLIDATED FINANCIAL DATA

Statement of Operations Data

(in US$)

	For the Year ended March 31,
	2021	2020	2019
Net sales	$1,624,086	$1,219,650	$1,217,588
Cost of sales	(270,628)	(257,034)	(320,836)
Gross profit	1,353,458	962,616	896,752
Operating expenses
General and administrative expenses	(574,634)	(598,610)	(373,898)
Research and development expenses	(211,037)	(182,309)	(42,704)
Selling and marketing expenses	(582,382)	(267,206)	(168,014)

Operating income (loss)	(14,595)	(85,509)	312,136

Other income (expenses)
Other income (expenses)	11,793	(424)	303
Gain on disposal of a subsidiary	—	—	3,127
Subsidy income	—	2,298	—
Interest income	90	2,451	605
Interest expense	(24,650)	(6,115)	(20,076)

Total other income (expenses), net	(12,767)	(1,790)	(16,041)

Income (loss) before income taxes	(27,362)	(87,299)	296,095

Income tax expense	(660)	—	(15,912)

Net income (loss)	$(28,022)	$(87,299)	$280,183

Other comprehensive income (loss)
Foreign currency translation adjustment	(48,705)	(14,229)	8,701

Comprehensive income (loss)	$(76,727)	$(101,528)	$288,884

Earnings (Loss) per share – basic and diluted (cents) (1)	(0.16)	(0.52)	1.73

Weighted average number of shares – basic and diluted(1)	17,145,000	16,688,197	16,150,000

(1) Share and per share data have been retroactively restated to give effect to the share exchange effected on August 31, 2019 and the one-for-ten reverse stock split effected on July 24, 2020. See Item 4. “Information on the Company – History and Development of the Company.”

Balance Sheet Data

(in US$)

	At March 31,
	2021	2020	2019
Assets
Current assets
Cash at bank	$194,590	$60,790	$5,377
Available-for-sale investment	—	—	342,706
Accounts receivable, net	264,749	329,891	363,491
Inventories	1,487,683	224,879	246,881
Due from related companies	188,202	772,661	720,150
Prepaid expenses and other current assets	301,370	141,017	187,770
Total current assets	2,436,594	1,529,238	1,866,375

Non-current assets
Deposit for acquisition	—	446,192	—
Right-of-use assets	1,005,649	294,188	—
Property, plant and equipment, net	15,353	9,839	9,343
Total other assets	1,021,002	750,219	9,343

Total assets	$3,457,596	$2,279,457	$1,875,718

Liabilities and Stockholders' Equity

Current liabilities
Bank loan	$402,254	$460,030	$206,070
Accrued expenses and other payables	206,262	66,673	150,181
Due to a director	—	—	41,673
Value added and other taxes payable	51,592	8,901	10,414
Lease liabilities, current	101,134	93,077	—
Income tax payable	—	—	15,309
Total current liabilities	761,242	628,681	423,647

Non-current liabilities
Bank loan, non-current	261,251	—	—
Lease liabilities, non-current	934,610	170,966	—
Total non-current liabilities	1,195,861	170,966	—
Total liabilities	1,957,103	799,647	423,647

Stockholders' equity(1)

Preferred Shares, $0.0001 par value, 20,000,000 shares authorized; none issued and outstanding at March 31, 2021, 2020 and 2019, respectively	—	—	—
Ordinary Shares, $0.001, $0.0001 and $0.0001 par value at March 31, 2021, 2020 and 2019, respectively; 50,000,000, 500,000,000 and 500,000,000 shares authorized at March 31, 2021, 2020 and 2019, respectively; 17,145,000, 171,450,000 and 161,500,000 shares issued and outstanding at March 31, 2021, 2020 and 2019, respectively.	17,145	17,145	16,150
Additional paid-in capital	1,563,472	1,563,472	1,435,200
Accumulated losses	(242,269)	(214,247)	(126,948
Accumulated other comprehensive income	162,145	113,440	127,669
Total stockholders' equity	1,500,493	1,479,810	1,452,071

Total liabilities and stockholders' equity	$3,457,596	$2,279,457	$1,875,718

(1) Par value of Ordinary Shares, additional paid-in capital and share data have been retroactively restated to give effect to the share exchange effected on August 31, 2019 and the one-for-ten reverse stock split effected on July 24, 2020. See Item 4. “Information on the Company – History and Development of the Company.”

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

The Company is in the process of developing its business and has a limited operating history. You should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies. Some of these risks and uncertainties relate to our ability to:

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

We will need to raise additional funds to fully fund our existing operations and for development and expansion of our business. We have no current arrangements with respect to sources of additional financing and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our operations. If any future financing involves the sale of equity securities, the Ordinary Shares (“Shares”) held by our shareholders could be substantially diluted. If we borrow money or issue debt securities, the Company will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our business plan and would require us to delay, scale back or eliminate certain of our operations.

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

We are dependent upon our and Bao Feng’s officers for implementation of our proposed strategy and execution of our business plan. The loss of any of our or Bao Feng’s officers could have a material adverse effect upon our results of operations and financial position. We do not maintain “key person” life insurance for any of our or Bao Feng’s officers. The loss of any of our or Bao Feng’s officers could delay or prevent the achievement of our business objectives.

We currently have only one operating subsidiary and one line of products.

We are a holding company with a total of five subsidiaries; however, at the current time only one of those subsidiaries, Bao Feng, is conducting operations. Although the Company plans to expand the marketing and sale of Bao Feng’s products into the international arena and to have a different subsidiary, Zhong Yuan Bio-Technology (Hong Kong) Limited, handle the international business, it is expected that China will remain our primary market. In addition, the products sold in the international market will be the same products developed by Bao Feng. Therefore, we will remain primarily dependent on Bao Feng for our revenue. If Bao Feng is not profitable, our business, results of operations and cash flows could be significantly and adversely affected.

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

We currently have issued and outstanding 17,145,000 Ordinary Shares (post Reverse Stock Split). Although only 2,236,192 of those Shares have been registered under the Company’s registration statement, which was declared effective on June 29, 2020, the remaining 14,908,808 Shares may also be sold in the future if registered under the Securities Act of 1933 (the “Securities Act”) or if the shareholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or other applicable exemption. The market price of our capital stock could drop significantly if the holders of these restricted Shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional Ordinary Shares or other equity securities.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. All of our directors and officers reside outside the United States and their assets are located outside of the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process or to bring an action against us or against these individuals in the Cayman Islands or in Hong Kong or China in the event that a shareholder believes that his rights have been infringed under the securities laws or otherwise. Even if a shareholder is successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong and China may render the shareholder unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands or Hong Kong of judgments obtained in the United States, although the courts of the Cayman Islands and Hong Kong will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

We have identified material weaknesses in our internal control over financial reporting in the Company and in our subsidiary, China Biotech Holdings Limited (“China Bio”) and its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we had limited controls over information processing; (ii) we had inadequate segregation of duties; (iii)  we did not have a formal audit committee with a financial expert; and (iv) we did not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

As a result, our Board of Directors has appointed two independent directors and formed an audit committee comprised of those two independent directors, one of whom the Board has determined qualifies as a financial expert under the applicable SEC rules. However, although the financial statements and footnotes are now reviewed by our management and our audit committee, we still do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions, or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether or not our internal controls are sufficient, and any remedial actions required could result in our incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are a “smaller reporting company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be a smaller reporting company for an indefinite amount of time, and thus relieved of the above-mentioned attestation requirement, an independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our audit committee’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

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

In addition, trade tensions and policy changes between China and the United States have led to measures that could have adverse effects on China-based issuers. The Holding Foreign Companies Accountable Act, or the HFCA, was enacted on December 18, 2020. The HFCA states that, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA, including the listing and trading prohibition requirements described above.

If our auditor is sanctioned or otherwise penalized by the PCAOB or the SEC as a result of failure to comply with inspection or investigation requirements, our financial statements could be determined to be not in compliance with the requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) or other laws or rules in the United States, which could ultimately result in our Shares being delisted from whatever exchange they may be listed on at the time.

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

In addition, introducing new products or enhancing existing products requires us to make various investments in research and development, incur personnel expenses and potentially reallocate other resources. If we are unable to develop new products or cannot do so in a cost-effective manner or are otherwise unable to effectively manage the quality of those products, our financial condition and results of operations could be adversely affected.

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

Changing consumer demands and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, including the back order time and availability for sale. We carry five different products for which we must maintain sufficient inventory amounts. In the event that consumer demand for certain of our products decreases, we may be unable to sell our inventory of those products. Our inventory holding costs will increase if we maintain excess inventory. Conversely, if we do not have sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

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

During the fiscal year ended March 31, 2021, three customers accounted for approximately 39% of the Company’s sales. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. Unless we were able to replace them with other customers, the loss of any of our three largest customers would have a material negative impact on our sales revenue and our business. There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

In addition, any product liability claims or adverse side effects, even if caused by improper use of our product, may result in adverse publicity regarding us and our products, which would harm our reputation.

If we fail to protect our trademarks and trade names, then our ability to compete could be negatively affected, which would harm our financial condition and operating results.

The market for our products depends to a significant extent upon the goodwill associated with our trademarks and trade names. We own the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark and trade name protections are important to our business. Our trademarks are registered in China, and Chinese law may not protect our intellectual property rights to the same extent as the laws of the United States. The loss or infringement of our trademarks or trade names could impair the goodwill associated with our brands and harm our reputation, which would harm our financial condition and operating results.

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

For example, products marketed in China as “health foods” or for which certain claims are used are subject to “blue cap” or “blue hat” registrations, which involve extensive laboratory and clinical analysis by governmental authorities. This registration process can take anywhere from 18 months to 3 years but may be substantially longer. We currently market dietary supplements. However, if government officials should determine that our products should be categorized as health foods, this could end or limit our ability to market such products in China and have a material adverse effect on our results of operations and financial condition.

Our business is subject to risks arising from epidemic diseases, such as the recent outbreak of COVID-19.

In December 2019, a novel strain of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. To reduce the spread of the COVID-19, the Chinese government has employed measures including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures.

Our business has been and may continue to be adversely impacted. Our sole operating subsidiary is located in China, as are all of its employees, suppliers, product manufacturers, distributors and customers. Although Bao Feng’s online sales were not significantly affected by the epidemic, its total sales decreased by approximately 60.7% from RMB3,863,441 (approximately US$544,147) during the three months ended March 31, 2019 to RMB1,520,125 (approximately US$214,102) for the three months ended March 31, 2020. Its production capacity was significantly reduced due to the government lockdown and orders were filled through existing inventory. In addition, Bao Feng’s planned business expansion was delayed due to travel restrictions and other factors, the planting of acer truncatum seedlings had to be postponed for a year and the company was unable to work towards expanding its distribution network.

The Company resumed operations in March 2020 and received and fulfilled an increasing number of customer orders in the first half of fiscal year 2021. However, our revenues for the first six months of fiscal year 2021 still decreased approximately 12.2% as compared to fiscal year 2020, from $756,063 to $664,093. Our gross profit decreased approximately 21.0% as compared to fiscal year 2020, from $585,783 in fiscal year 2020 to $462,737 in fiscal year 2021. Although the negative impact of the COVID-19 coronavirus outbreak on our business seems to be temporary and several vaccines have been developed, there is still uncertainty both in China and globally and potential disruption to business and the economy. A resurgence could negatively affect our production capacity, the collection of customer payments or disruption of the Company’s supply chain. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in fiscal year 2022 and, potentially, beyond. The extent of the future impact of COVID-19 is still highly uncertain and cannot be predicted as of the date of this Annual Report

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

Risks Related to the People’s Republic of China

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities. In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. administration has advocated for and taken steps toward restricting trade in certain goods, particularly from China. From 2018 to late 2019, the United States announced several tariff increases that applied to products imported from China, totaling over US$550 billion. By the end of 2019, the two countries had reached a phase one trade deal to roll back tariffs and suspend certain tariff increases by the United States that were scheduled to take effect from December 2019, and in January 2020, the two sides entered into a formal phase one agreement on trade. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. Furthermore, in August 2019, the U.S. Treasury Department labelled China as a currency manipulator, which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, as well as our future international and cross-border operations, our financial condition and results of operations.

In addition, the United States is considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement asset funds to an international index that includes companies in emerging markets, including China. China-based companies, including us, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies and delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of our company, whether or not they are listed on U.S. exchanges. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom, China Mobile and China Unicom were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to Chinese defense and surveillance technology companies. Geopolitical tensions between China and the United States may intensify and the United States may adopt even more drastic measures in the future.

China and other countries have retaliated and may further retaliate in response to new trade policies, treaties and tariffs implemented by the United States. For instance, in response to the tariffs announced by the United States, in 2018 and 2019, China announced it would stop buying U.S. agricultural products and imposed tariffs on over US$185 billion worth of U.S. goods. Although China subsequently granted tariff exemptions for certain U.S. products as a result of trade talks and the phase one trade deal with the United States, it is uncertain whether there will be any further material changes to China’s tariff policies. Any further actions to increase existing tariffs or impose additional tariffs could result in an escalation of the trade conflict, which would have an adverse effect on manufacturing, trade and a wide range of industries that rely on trade, including logistics, retail sales and other businesses and services, which could adversely affect our business operations and financial results.

Additionally, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities. The Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the Ministry of Commerce (“MOFCOM”) on January 9, 2021 with immediate effect, provide that, among other things, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Furthermore, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Anti-foreign Sanctions Law, which came into effect on the same day. The Anti-foreign Sanctions Law prohibits any organization or individual from implementing or providing assistance in implementation of discriminatory restrictive measures taken by any foreign state against the citizens or organizations of China. In addition, all organizations and individuals in China are required to implement the retaliatory measures taken by relevant departments of the State Council. Since the aforesaid laws and rules were newly promulgated, there exist high uncertainties as to how such regulations will be interpreted and implemented and how they would affect our business and results of operations or the trading prices of our Shares.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary and affiliate is subject to PRC laws and regulations. However, these laws and regulations change frequently, and the interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection that we are entitled to by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability to enforce our contracts, could affect our business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement, including our ability to enforce our agreements.

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

Risks Related to the Company’s Ordinary Shares

There is currently only a limited trading market for our Ordinary Shares.

There currently is only a limited trading market for our Ordinary Shares. Our unregistered outstanding Shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of certain of our shareholders to liquidate their investment.

Our 2,236,192 Ordinary Shares that were registered under the Securities Act are currently trading on the OTCQB under the symbol ZHYBF. However, there can be no assurance that a regular public market for these Shares will ever develop. If a regular trading market for our securities does not develop, you will likely not be able to sell your Shares and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our Shares. With a limited trading market, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their Shares.

Recent regulatory and enforcement actions by FINRA will make it difficult for investors to dispose of their Ordinary Shares as long as they remain an OTC security.

In response to increased scrutiny and recent regulatory actions by FINRA, many brokers have started to refuse deposits of OTC securities, whether restricted or free trading and regardless of the price at which these securities are traded. As a result, investors may find it increasingly difficult to dispose of their Ordinary Shares.

We may not be able to achieve secondary trading of our Shares in certain states because our Ordinary Shares are not nationally traded, which could subject our shareholders to significant restrictions and costs.

Our Ordinary Shares are not eligible for trading on The NASDAQ Capital Market or on a national securities exchange and are subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. Absent compliance with such individual state laws, our Shares may not be traded in such jurisdictions. The holders of our Shares and persons who desire to purchase them should be aware that there may be significant state “Blue Sky” law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Absent an exemption, these restrictions prohibit the secondary trading of our Ordinary Shares.

We are currently listed in Mergent’s International Manual, a leading provider of business and financial information on publicly listed and quoted companies. That listing provides us with “manual” exemptions in approximately 35 states, the District of Columbia, Guam and the U.S. Virgin Islands, that have what is commonly referred to as a “manual exemption” for secondary trading of securities listed in Mergent’s International Manual such as our 2,236,192 Ordinary Shares that have been registered under the Securities Act. In these states, territories and district, so long as we maintain our listing with Mergent, Inc., secondary trading of our Ordinary Shares can occur without filing, review or approval by state regulatory authorities. These 35 states are: Alaska, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Washington, Wisconsin and Wyoming. Due to our listing in Mergent’s International Manual, secondary trading can occur in these states without further action. In addition, secondary trading of our registered Shares can occur in Delaware because, although it does not have an exemption for securities listed in Mergent’s International Manual, it has an exemption for securities that are quoted on the OTCQB.

We currently do not intend to and may not be able to qualify our Ordinary Shares for resale in other states that require our Shares to be qualified before they can be resold by our stockholders. Accordingly, investors should consider the secondary market for our securities to be a limited one.

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

Risks relating to low priced stocks.

The Company’s Ordinary Shares are quoted on the OTCQB. The trading price of the Shares is currently below $5.00; therefore, trading in the Shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our Shares, which could severely limit the market liquidity of our Shares and the ability of holders of our Shares to sell them.

We are controlled by Zhong Yuan Investment, whose interests may differ from those of the other shareholders.

As of the date of this filing, Zhong Yuan Investment is the record and beneficial owner of approximately 82.7% of our Ordinary Shares. Zhong Yuan Investment is owned of record by five parties, including Ting Ting Chang, our Chief Executive Officer and director, Fung Ming Pang, our Chief Financial Officer and director and Xianyang Chen, Bao Feng’s Chief Technical Officer. and its Board of Directors consists of Ms. Chang and Ms. Pang. As the only two directors of Zhong Yuan Investment, Ms. Chang and Ms. Pang hold shared voting power over the Shares held by it. Zhong Yuan Investment is in a position to elect the Board of Directors and to control the business and affairs of the Company including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. The Company also may be prevented from entering into transactions that could be beneficial to the Company's other shareholders. The interest of our largest shareholder may differ from the interests of our other shareholders.

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

Item 4. Information on the Company

History and Development of the Company

The Company was originally incorporated under the name “Agate Island Acquisition Corporation” on April 4, 2016 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Until the Share Exchange, the business purpose of the Company was to seek the acquisition of, or merger with, an existing company.

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

On August 31, 2019, the Company closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited, a Seychelles company limited by shares. Prior to the exchange, Zhong Yuan Investment owned 100% of the shares of China Bio, a company organized under the laws of the Republic of Seychelles. Under the Share Exchange Agreement, Zhong Yuan Investment exchanged all of the shares that it held in China Bio for 161,500,000 Ordinary Shares of the Company. As a result of the Share Exchange, China Bio is now a wholly owned subsidiary of the Company. As a result of the acquisition, the Company, through its subsidiaries, is engaged in the business of nervonic acid research, the development of nervonic acid based herbal and chemical drugs, developing and marketing nervonic acid-based health supplements and sales of acer truncatum seedlings.

On December 13, 2019, the Company closed on the sale of 1,450,000 Ordinary Shares, at a purchase price of $0.10 per Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to investors who are not U.S. persons, as defined in Regulation S.

On July 24, 2020, the Company completed a one-for-ten reverse stock split of the Company’s Ordinary Shares. As a result of the Reverse Stock Split, the authorized share capital of the Company was decreased to 50,000,000 Ordinary Shares with a par value of US$0.001 each, and the number of issued and outstanding Ordinary Shares was decreased to 17,145,000 Shares.

On November 17, 2020, the Company sold 50,000 Ordinary Shares (post Reverse Stock Split), at a purchase price of $1.00 per Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not U.S. person, as defined in Regulation S.

On November 17, 2020, the Company acquired 25,000 of its Ordinary Shares (post Reverse Stock Split) from one of the shareholders of the Company. The Shares were acquired for no consideration; however, the Company paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Shares were thereafter cancelled.

On November 18, 2020, the Company acquired 25,000 of its Ordinary Shares (post Reverse Stock Split) from one of the shareholders of the Company. The Shares were acquired for no consideration; however, the Company paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Shares were thereafter cancelled.

On December 31, 2020, Bao Feng completed its acquisition of a 100% equity interest in Dandong Bao Feng Seedling Technology Co., Limited from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ting Ting Chang, our CEO and director, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director. Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer Truncatum seeds in Dandong city, Liaoning Province, in the north-eastern region of the PRC. Dandong BF has approximately 3,000,000 acer truncatum trees that are grown on land that is subject to 10-year leases that commenced on January 1, 2019 and terminate on December 31, 2028. This acquisition could allow the Company to control the supply and ensure the quality of its acer truncatum seeds and seedlings, the important raw material of nervonic acid.

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

Corporate Structure

The following chart sets forth our corporate structure as of the date of this Annual Report.

China Bio-Technology Holdings Limited (“China Bio”) was incorporated under the laws of the Republic of Seychelles on June 27, 2016 under the name Hua Hong Powerloop Technology Limited. On February 13, 2017, its name was changed to China Bio-Technology Limited, and on March 6, 2017 it was changed to China Bio-Technology Holdings Limited. It became a wholly-owned subsidiary of the Company in August 2019 as a result of the Share Exchange described above.

Zhong Yuan Bio-Technology (Hong Kong) Limited (“Zhong Yuan-HK”) was incorporated in Hong Kong on June 13, 2016. The original shareholders transferred all of the shares to China Bio on February 27, 2017.

Zhong Yuan Bio-Technology (Shenzhen) Limited (“Zhong Yuan-SZ”) was established under the laws of the PRC on June 10, 2014. The original shareholders transferred all of the shares to Zhong Yuan-HK on September 27, 2018.

Bao Feng Bio-Technology (Beijing) Limited (“Bao Feng)” was incorporated in the PRC on August 30, 2012 under the name Beijing Acer Truncatum Century Agricultural Science and Technology Co., Ltd. On August 10, 2017, the company’s name was changed to Bao Feng Bio-Technology (Beijing) Limited. It became a wholly-owned subsidiary of Zhong Yuan-SZ on February 13, 2019. Bao Feng is the Company’s primary operating subsidiary.

Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF”) was incorporated in the PRC on March 11, 2019. Bao Feng completed its acquisition of a 100% equity interest in Dandong BF on December 31, 2020.

Business of Bao Feng

General

Bao Feng is in the business of nervonic acid research, the development of nervonic acid based herbal and chemical drugs and the sale of health supplements containing nervonic acid. Nervonic acid is a long chain unsaturated omega 9 fatty acid that is an important component in myelin biosynthesis in the central and peripheral nervous system. Myelin insulates nerve cell axons to increase the speed at which information (encoded as an electrical signal) travels from one nerve cell body to another or from a nerve cell to another type of cell in the body. It is thought that nervonic acid may enhance brain function and prevent demyelination of nerve cells, and that, therefore, it may be effective in retaining or improving the health of the brain, for example in preventing or ameliorating attention-deficit hyperactive disorder (“ADHD”) in children, Alzheimer's disease and mental degradation in the elderly and cerebrovascular disease, as well as promoting normal brain development in premature infants. The role of nervonic acid is also being studied with respect to psychotic illnesses, such as schizophrenia.

Nervonic acid is not present in many foods. Since it is considered to be an important biomarker for many neurological diseases, such as ADHD in children and neurodegenerative diseases in the elderly, it is in high demand among those populations. The price of nervonic acid in the world market ranges from approximately $2,000 to approximately $6,000 per kilogram, depending on the purity.

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

China’s over-60 population has reached 249 million, approximately 49.7% of which have some form of white matter lesions, including Alzheimer’s disease, brain atrophy and other diseases. This prevalence rate increases to almost 100% in the over-80 Chinese population. In addition, in 2015 the World Health Organization estimated that 28% of the social burden imposed on societies by diseases was attributable to brain disorders. With China's aging trend accelerating, Alzheimer's disease will be increasingly re-regulated by the government and the biomedical community. In addition, according to incomplete statistics, the incidence of cerebral palsy in China accounted for 1.84% of the population and 2.23% of mentally retarded children. A thousand new cases of encephalopathy occur every year, and 75% of them are fatal or disabling. The market for prevention and treatment of brain diseases in China alone is estimated at over US $100 billion. (Advances in Pathology and Pathogenesis of WMLs / Fucheng Hou & Mei Yin / Journal of Clinical Neurology / 31. 2018 (04): 310-313.)

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

The Science Behind Our Product Development

Bao Feng’s business is centered around lipids, especially nervonic acid, and their structural compounds as a means to screen for and intervene in diseases of the nervous system such as cognitive disorders, white matter atrophy and stroke. Nervonic acid, which falls within the fatty acid category of lipids, comprises up to 35% of the long chain fatty acids in the myelin sheath surrounding the nerve fibers and is, therefore, necessary for the repair of nerve degeneration and injury. Ideally, there is a balance between the breakdown of the myelin sheath around a nerve fiber, which serves as an insulator and allows faster transmission of electrical impulses, and its regeneration utilizing nervonic acid. However, due to the length of the fatty acid chain, the body’s efficiency in synthesizing nervonic acid is low. Studies have shown a correlation between the level of nervonic acid and such diseases as Alzheimer’s disease (Song et al., 2018; Vozella, Basit, Misto & Piomelli, 2017), multiple sclerosis (Tanaka, Shimizu, Ohtsuka, Kamashiro & Oshida, 2007), schizophrenia (Amminger et al, 2012), attention deficit disorder in children (Chen et al., 2011) and recurrent depression (Johanna et al., 2010), as well as premature versus full-term infants.

Bao Feng has participated in numerous studies, using metabolomics, mass spectrometry, artificial intelligence and big data mining technology, that have found a high correlation between nervonic acid deficiency and cognitive impairment, neuromyelitis and multiple sclerosis, confirming that nervonic acid is a core marker for leukoencephalopathy (brain white matter diseases).

Research in Cooperation with Hospitals

China Medical University. Bao Feng has conducted numerous academic and scientific research projects in cooperation with China Medical University, the first top-tier medical institution established in China. In 2017, China Medical University established the Research Center of Plateau Medicine, for which Dr. Xianyang Chen, Bao Feng’s Chief Technical Officer, served as deputy director of the academic department, to carry out systematic research on cerebral hypoxia. Bao Feng and the Research Center of Plateau Medicine have jointly conducted numerous research projects for which the results have been published, including ‘research on the biological process and molecular mechanism of nervonic acid participating in brain hypoxia nerve repair,’ ‘clinical research on the alleviation of high altitude hypoxia brain injury by nervonic acid,’ and ‘research on the mechanism of nervonic acid treating neonatal rats with hypoxic-ischemic brain injury in plateau area.’ In 2018, the ‘Demonstration Meeting of High Altitude Medical Research Center’ was called to demonstrate the effect of nervonic acid on alleviating brain nerve injury caused by high altitude hypobaric hypoxia and on alleviating nerve injury of pregnant women and infants caused by high altitude hypobaric hypoxia, as well as the use of nervonic acid in the development of new drugs for alleviating cognitive impairment. The Research Center of Plateau Medicine and Bao Feng are currently jointly conducting research on the repair effect of nervonic acid on demyelinating loss caused by hypoxia.

Xuanwu Hospital of Capital Medical University. Xuanwu Hospital is a pre-eminent general hospital in both Geriatrics and neuroscience. Bao Feng has participated in the following research projects in cooperation with the National Clinical Research Center for Geriatric Disorders of Xuanwu Hospital: (i) research on nervonic acid as a biomarker for nervous system diseases (the world's innovation technology); (ii) clinical research on the effectiveness of nervonic acid on nervous system diseases; and (iii) research on the metabolism of the nervous system data analysis and processing system. Among them, Bao Feng, which holds the relevant patents, had primary responsibility for providing the experiment technology and data analysis; Xuanwu Hospital National Geriatric Disease Clinical Research Center has primary responsibility for clinical trial design, sample case collection and clinical effect evaluation.

Bao Feng is about to sign a contract with Xuanwu Hospital to establish a scientific research project on "White Matter and Parkinson's Disease Markers Verification Research and Drug Development." This cooperative project aims to verify the effectiveness of molecular markers and their combinations for leukoencephalopathy and Parkinson's Disease. based on the marker molecules, The project will also involve research and development of plant extracts and small chemical molecules of drug efficacy.

Our Nervonic Acid Source

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

In addition, on December 31, 2020, Bao Feng closed on the acquisition of all of the outstanding shares of Dandong BF, a PRC corporation that is principally engaged in the research, development and growing of acer truncatum seeds in Dandong city, Liaoning Province, in the northeastern region of the PRC. Dandong BF’s assets include approximately 3,000,000 acer truncatum trees The sole shareholder of Dandong BF was Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and Ting Ting Chang’s father.

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

Our Current Products

Our main products are a nervonic acid series of supplements, marketed under the “Muzhiyuan-Neuro Enhancer" brand, and high-quality seedlings specially cultivated by Bao Feng. Our nervonic acid products are 100% organic.

1. NEURO ENHANCER nervonic acid oil

Nervonic acid 5.61%	Nervonic acid 6.89%

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

5. High-quality seedlings of Acer Truncatum

In cooperation with Xingyan Wang, who is China’s leading economic forest expert, a professor at Northwest Agriculture and Forestry University and also the founder and pioneer of the acer truncatum industry in China, Bao Feng culminated more than 30 years, combined, of biological engineering research by successfully cultivating high-quality acer truncatum seedlings with strong stress resistance, stable quality and a wide range of adaptability. The company markets these seedlings to the PRC government, landscaping companies and individuals; however, the Company has not derived significant revenue from this product for the last few years.

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

Products Under Development

Biomarker screening kits

We have accumulated certain data and patents in recent years of research and development and clinical practice, which confirm that nervonic acid is one of the important biomarkers for a series of brain diseases. We also have developed a novel method for detecting nervonic acid using LC-MS in serum or cerebrospinal fluid. We are in the process of developing the following early screening kits for brain diseases in an attempt to promote early detection:

•	Cognitive impairment screening kit for leukoencephalopathy

•	White matter demyelination screening kit

•	Multiple sclerosis screening kit

•	Diabetes complicated white matter injury kit

Plant-based and synthetic drugs

Bao Feng has improved its purification process so as to produce high (medical) grade nervonic acid in the laboratory and is currently working on building factories in order to achieve mass production. The next step will be the development of pharmaceutical products or the sale of raw materials for nervonic acid products in China and abroad.

Based on our findings about pharmacodynamic molecules in the body and the structures that can cross the blood-brain barrier after supplementation with Acer truncatum seed oil, we obtained a patent titled “A biomarker for the pharmaceutical effect of nervonic acid from Acer truncatum seed oil and its medicinal application.” The patent was authorized by the National Patent Office in only 61 working days due to its originality and huge market potential. This discovery - that a structural compound of nervonic acid could be used as a marker - laid the foundation for the development of a nervonic acid medicine. It also proved the effectiveness of nervonic acid products produced by Bao Feng for future disease interventions.

This research and patent are significant because they lay a theoretical foundation for Acer truncatum as a Chinese traditional medicine in that they prove the effect and molecular markers in vivo for Acer Truncatum seed oil supplementation, which is central for a traditional Chinese medicine judgement. Recently, we have started the application process, and we expect to complete the identification of Acer truncatum as a local standard for Chinese medicinal materials within a year. In the meantime, we have also started the application for China's innovative botanicals. To date, botanical extracts have been obtained through the supercritical extraction scheme, and preliminary efficacy research in mice has been completed. The pre-clinical approval work is expected to be completed within a year.

We also found that biomarkers for diagnosis of cognitive impairment were nervonic acid-like molecules. This discovery has been patented as "Biomarker for diagnosing cognitive impairment and its application." Based on the innovation and market value of the patent, the National Patent Office completed the authorization of this patent within 56 working days. The significance of this study and patent is that we have found that nervonic acid-like molecules can indicate cognitive impairment, especially demyelinating Alzheimer's disease, and can serve as a target molecule for our chemical drugs. A series of modified molecules based on nervonic acid-like biomarkers are being used in a pre-clinical study for a potential new drug. The discovery that nervonic acid structural compounds can be used as core markers of neurological diseases is of great significance in the development of chemical drugs. It also can be used as a detection method in the development of screening kits.

Application of Acer truncatum seed oil for regulation of intestinal flora

We have found that supplementation of Acer truncatum seed oil can regulate intestinal flora, and significant regulatory effects were observed on changes of Lactobacillus, Bacteroides, etc. We have protected future medical applications of this discovery through our patent titled "Application of Acer truncatum seed oil in preparation of drugs for regulating intestinal flora." Our research in this area found that after taking nervonic acid oil, the abundance of Firmicobacterium, which increases with Alzheimer's disease, showed a downward trend, while the abundance of Bacteroidetes, which decreases with Alzheimer's disease, showed an upward trend. Therefore, we believe that taking nervonic acid oil may help to improve Alzheimer's disease.

Future Business Plan

In the future, the company aims to achieve full coverage of products in the fields of food, health care products and medicine, and become the preeminent brand for brain health supplements.

•	The company plans to develop different forms of food-based nervonic acid products targeted at different age groups, such as a different form of candy, drinks, effervescent tablets, meal powder and others.

•	The company plans to develop new nervonic acid combination drugs which we expect will be superior to single-ingredient drugs for neurodegenerative disease, such as Alzheimer's. The procedure involves preclinical preparation, including target and biomarker analysis, determination of the drug dosage form and applying for clinical approval (IND). We hope to obtain approval within two years.

•	We plan to study the role of nervonic acid in our genetic metabolism laboratory through metabolomics and genomics. Our genetic metabolism laboratory was jointly established by Bao Feng and the National Health and Occupational Safety and Health Research Center. We believe that understanding the mechanism through which nervonic acid prevents brain disease will lay a theoretical foundation for the development of new products

•	We plan to continue to apply for patents related to nervonic acid, and expect to apply for over 100 patents within five years to achieve technical barriers to competition in the field of nervonic acid, including the technology of extraction and purification.

Sales and Marketing

To date, the company's promotion strategy has been mainly offline, supplemented by online. It has relied heavily on off-line word-of-mouth publicity. For example, a small number of clinical trials were conducted with elderly people in Yanda Hospital (Class A) to test the effectiveness of the products, following which the products were sold in the nursing home channel.

However, Bao Feng currently has 55 agents to distribute its products throughout China. Bao Feng’s main sales channels currently are:

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

Customers

We market and sell our products both to individuals and to wholesale and retail outlets in China. During the fiscal year ended March 31, 2021, sales revenue from three major customers was RMB4,087,925 (approximately US$602,969), or approximately 39% of the Company’s total sales for the year. No other single customer accounted for more than 10% of the Company’s total revenues during the year.

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

In order to control and insure the quality of its acer truncatum seeds and seedlings, on December 31, 2020, Bao Feng closed on the acquisition of all of the outstanding shares of Dandong BF, a PRC corporation, for a total purchase price of RMB10,500,000 (approximately $1,482,600). Dandong BF is principally engaged in the research, development and growing of acer truncatum seeds in Dandong city, Liaoning Province, in the northeastern region of the PRC. Dandong BF’s assets include approximately 3,000,000 acer truncatum trees. The sole shareholder of Dandong BF was Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and Ting Ting Chang’s father.

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

Properties

Bao Feng leases approximately 400 square meters of office space located at Room1002, Building 1, East Shilipu Road, Chaoyang District, Beijing, China. The lease term commenced on March 8, 2020 and expires on June 7, 2023. The lease provides for an annual rental of RMB641,208 (approximately US$91,334), payable semi-annually. Bao Feng is responsible for paying for all utilities.

In addition, Bao Feng leases approximately 314 square meters of warehouse space in which it stores its inventory. The lease for this space, which commenced on August 15, 2018 and expires on August 14, 2024, provides for a rental of RMB24,000 (US$3,631) to be paid quarterly. In addition, Bao Feng is responsible for paying for all utilities, management and maintenance fees, leasing tax and other expenses.

As a result of its acquisition of Dandong BF in December 2020, the Company leases approximately 50.74 acres of land located in Dandong city, Liaoning Province, in the northeastern region of the PRC on which it grows acer truncatum trees. The land is subject to 10-year leases that commenced on January 1, 2019 and terminate on December 31, 2028. The combined rent under the leases is RMB1,412,634 (US$103,550) per the 10-year term. Management expects that the leases will be renewed at the expiration of their term.

Other than the land leased by Dandong BF described above, the Company does not own or lease any land to grow its acer truncatum trees. The trees are grown under cooperation agreements under which the Company purchases the seeds from the other party, which is responsible for leasing the land and growing the trees.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of July 31, 2021, we employed a total of approximately 26 full-time employees, all of whom are employed by Bao Feng. All employment contracts are in accordance with the laws of the PRC. The Company believes its relationships with its employees are satisfactory.

Intellectual Property

Patents. The following table contains a list of all patents obtained by Bao Feng as of July 31, 2021.

List of Patents
No.	Name	Category	Registration Number	Date of Registration	Country
1	Biomarkers for the diagnosis of cognitive impairment and their applications	Patent for invention	Not designated a number yet	2021	China
2	Biomarkers for diagnosis of leukoencephalopathy and their application	Patent for invention	ZL 2021 1 0352946.4	2021	China
3	Biomarkers combination F7 for diagnosis of leukoencephalopathy and their application	Patent for invention	ZL 2021 1 0385946.4	2021	China
4	Biomarkers take the charge for the function after Acer truncatum Bunge supplement and their application	Patent for invention	2020108163892	2020	China
5	Biomarkers combination for the diagnosis of cognitive impairment and their applications	Patent for invention	2020108163905	2020	China
6	Model selection and treatment methods and devices for identifying mild cognitive Impairment	Patent for invention	201810481834.7	2018	China
7	The invention relates to a method for identification and determination of neuronal acid by ultra-high performance liquid chromatography-time-of-flight mass spectrometry	Patent for invention	201710619206.6	2017	China

Copyrights. The following table contains a list of all copyrights obtained by Bao Feng as of July 31, 2021.

List of Copyrights
No.	Name	Category	Registration Number	Date of Registration	Country
1	"Baofeng plant source nervonic acid absorption rate test system V1.0"	Computer software copyright registration certificate	2019SR1392391	2019	China
2	"Baofeng plant source nervonic acid production for temperature control management system V1.0"	Computer software copyright registration certificate	2019SR1392056	2019	China
3	“Baofeng vegetable oil composition analysis management System V1.0”	Computer software copyright registration certificate	2019SR1392049	2019	China
4	“Baofeng nervonic acid effectiveness test management system V1.0”	Computer software copyright registration certificate	2019SR1392382	2019	China
5	"Early screening and prevention system of Baofeng nervous acid system disease V1.0"	Computer software copyright registration certificate	2019SR1392063	2019	China
6	“Baofeng nervonic acid extraction and purification control system V1.0”	Computer software copyright registration certificate	2019SR1390248	2019	China
7	"Baofeng nervonic acid structural diversity analysis system V1.0"	Computer software copyright registration certificate	2019SR1392398	2019	China
8	"Baofeng nerve disease drug effectiveness evaluation system V1.0"	Computer software copyright registration certificate	2019SR1392318	2019	China
9	“Baofeng brain disease personalized diagnosis system V1.0”	Computer software copyright registration certificate	2019SR1392311	2019	China
10	“Baofeng old-age health care nutrition formula automatic control system V1.0”	Computer software copyright registration certificate	2019SR1392078	2019	China
11	"Baofeng high throughput metabolite analysis platform V1.0"	Computer software copyright registration certificate	2019SR1384522	2019	China
12	"Baofeng children growth nutrition components automatic collocation system V1.0"	Computer software copyright registration certificate	2019SR1392461	2019	China
13	"Dementia elderly emergency warning system V1.0"	Computer software copyright registration certificate	2017SR374539	2017	China
14	"Acer truncatum health products health management platform V1.0"	Computer software copyright registration certificate	2017SR374809	2017	China
15	Acer truncatum seed oil dietary analysis and nutritional evaluation system V1.0"	Computer software copyright registration certificate	2017SR374548	2017	China
16	"Nervonic acid on the brain effect data analysis software V1.0"	Computer software copyright registration certificate	2017SR374521	2017	China
17	“Acer truncatum online mall platform software V1.0”	Computer software copyright registration certificate	2017SR378613	2017	China
18	"Acer truncatum high quality seedling Breeding management system V1.0"	Computer software copyright registration certificate	2017SR378623	2017	China

Trademarks. Bao Feng has registered, or filed applications to register, the following trademarks:

No.	Trademark	Status	Registration No.	Valid
1	瑙优能 LIFE’S NA	Registered	50631290	2021/06/28 -2031/06/27
2	瑙动力 NEURO ENHANCER	Registered	50307049	2021/07/14- 2031/07/13
3	BAOFENG BIOTECH	Registered	49426820	2021/07/14- 2031/07/13
4	保卫五点零 Vision protection 5.0	Registered	42961505	2020/10/14- 2030/10/13
5	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	42187448	2020/07/14- 2030/07/13
6	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	38984285	2020/02/28- 2030/02/27
7	春草秋灌 CHUN CAO QIU GUAN	Registered	37113375	2020/02/07-2030/02/06
8	春草秋灌 CHUN CAO QIU GUAN	Registered	37108814	2019/12/28- 2029/12/27
9	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	34025681	2019/06/14- 2029/06/13
10	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	33318371	2019/06/28- 2029/06/27
11	木之源 Muzhiyuan	Registered	31473050	2019/05/21- 2029/05/20
12	高原伴旅 Plateau partner	Registered	23778723	2018/04/21- 2028/04/20
13	古茶枫润 Gu Cha Feng Run	Registered	23358402	2018/03/21- 2028/03/20
14	赤枫 Chi Feng	Registered	23358307	2018/06/07-2028/06/06
15	枫之吻 Fantastic Kiss	Registered	22551933	2018/02/14- 2028/02/13
16	FANTASTIC KISS	Registered	22518641	2018/02/14- 2028/02/13
17	木之源 Muzhiyuan	Registered	16233849	2016/04/14- 2026/04/13

Regulations in China Applicable to our Business

Consumer Protection

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

Product Quality

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

Competition Law

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

Administrative Measures for the Administration of Sales Promotion Activities of Retailers

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

Regulations Related to Online Trading

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

Regulations related to Foreign Invested Enterprises

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

The business scope of Bao Feng is nervonic acid research, the development of nervonic acid based herbal and chemical drugs and the sale of health supplements containing nervonic acid. According to the Negative List, the business scope of Bao Feng does not fall in any field on the Negative List and therefore is not subject to any special management measures for the access of foreign investment.

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

Regulations on Intellectual Property Protection

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

As of July 31, 2021, Bao Feng has registered, or filed applications to register, 17 trademarks in the PRC.

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

As of July 31, 2021, Bao Feng owns 18 computer software copyrights in the PRC.

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

As of July 31, 2021, Bao Feng owns seven invention patents in the PRC.

Foreign Currency Exchange

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

On October 21, 2005, the State Administration of Foreign Exchange (“SAFE”) issued a Circular on the Relevant Issues Concerning Domestic Investors Financing through Overseas Special Purpose Vehicles and Foreign Exchange Management of Return Investment, namely Circular 75, which came into effect on November 1, 2005. The term “special purpose company” as mentioned in the circular refers to an overseas company directly established or indirectly controlled for the purpose of overseas equity financing (including convertible bond financing) by a domestic resident legal person or a domestic resident natural person with the assets or equity of a domestic company held by it. The “return investment” in the circular refers to the direct investment activities carried out by domestic residents through the special purpose company, including but not limited to the following methods: purchasing or replacing the Chinese company’s equity in a domestic company, setting up a foreign-invested enterprise in the country and purchasing or negotiating the control of domestic assets through the company, negotiating the purchase of domestic assets, establishing a foreign-invested enterprise with the investment in the asset and increasing the capital of the domestic enterprise. The “domestic resident legal person” in the circular refers to a legal person and other economic organization legally established in China; “domestic resident natural person” refers to a natural person holding a legal ID card such as an ID card or passport of the PRC, or natural persons habitually residing in China because of economic interests although they do not have legal status in China. The term “control” in this circular refers to the acquisition, trust, holding, voting right, repurchase, convertible bonds, etc. of domestic residents to acquire the operating right, income right or decision-making right of a special purpose company or a domestic company. Before a domestic resident establishes or controls an overseas special purpose company, he must, with relevant materials, apply to the local foreign exchange branch and foreign exchange administration department (hereinafter referred to as the SAFE) to apply for foreign exchange registration procedures for overseas investment. Domestic residents who inject the assets or equity of domestic enterprises owned by them into special purpose companies or conduct overseas equity financing after injecting assets or equity into special purpose companies, must go through the formalities for the change in the foreign exchange registration of overseas investment in relation to their equity in the special purpose company and their changes, and they should provide relevant materials when handling. After injecting a special purpose company or investing in foreign equity financing after injecting assets or equity into a special purpose company, the company shall handle the foreign exchange registration change procedures for overseas investment in relation to the equity of the special purpose company and its changes and shall provide relevant material. After completing procedures for the foreign exchange registration and change of overseas investment in accordance with regulations, the domestic residents may pay special purpose companies for profits, dividends, liquidation, equity conversion, capital reduction, etc. If a special purpose company has any significant capital changes such as capital increase or reduction, equity transfer or replacement, merger or division, long-term equity or debt investment, external guarantee, etc. and does not involve return investment, the domestic residents must apply to SAFE for handling the change of foreign exchange registration of overseas investment or filing procedures within 30 days from the occurrence of major events. If a domestic resident set up or controlled a special purpose company abroad before the implementation of this notice and completed the return investment but failed to register the foreign investment registration of the foreign investment according to the provisions, he was required to go to the local SAFE to renew the foreign investment registration of the foreign investor before March 31, 2006 according to the provisions of this notice. After completing the renewing registration of foreign exchange registration of overseas investment, SAFE may handle foreign exchange registration procedures for foreign investment and foreign debt for the relevant domestic enterprise.

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

(iii)	may not directly or indirectly be used to issue RMB entrusted loans (except for business scope permits), repayment of inter-enterprise loans (including third-party advances), and repayment of bank-denominated loans that have been transferred to third parties; and

(iv)	except for commercial investment in real estate companies, they may not be used to pay for the purchase of non-self-use real estate.

Also, on July 14, 2014, SAFE issued a circular on the related issues concerning Domestic Residents’ Foreign Investment through Special Purpose Companies and Foreign Exchange Management for Return Investment (“Circular 37”), which replaced Circular 75. Compared with Circular 75, Circular 37 further simplified and facilitated the cross-border capital transactions of domestic residents involved in investment and financing activities through special purpose companies. The circular stipulates that SAFE shall exercise registration management for the establishment of special purpose companies for domestic residents. Before a domestic resident can use the legal assets or rights at home and abroad to invest in a special purpose company, he shall apply to SAFE for the foreign exchange registration formalities for overseas investment. If the domestic residents’ profits and bonuses obtained from special purpose companies are transferred back to China, they shall be handled in accordance with the current regulations on foreign exchange management; if the foreign exchange income from capital changes is transferred back to China, they shall be handled in accordance with the foreign exchange management provisions for capital accounts.

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

Regulations on Dividend Distribution

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

Regulations on Labor

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

Tax regulations

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

According to notice No. 13 (2019), the VAT small-scale taxpayers with monthly sales of less than RMB100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to December 31, 2021. According to the "Notice of the State Administration of Taxation on Issues Concerning the Exemption of Value-Added Tax for Small and Micro Enterprises" (State Administration of Taxation Announcement No. 52 of 2017, now abolished), from January 1, 2018 to December 31, 2020 sales of small-scale VAT taxpayers shall not exceed RMB 30,000 (tax payment of RMB90,000 per quarter) and enjoy the preferential policy of exemption from VAT.

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

On January 17, 2020, the Company filed a Registration Statement on Form F-1, which was declared effective on June 29, 2020, by which it registered 22,361,920 Shares for resale by existing shareholders. The Company’s Shares are currently quoted on the OTCQB.

On July 24, 2020, the Company completed the one-for-ten Reverse Stock Split of the Company’s Ordinary Shares. As a result of the Reverse Stock Split, the authorized share capital of the Company was decreased from 500,000,000 Ordinary Shares with a par value of US$0.0001 each to 50,000,000 Ordinary Shares with a par value of US$0.001 each, and the number of issued and outstanding Ordinary Shares was decreased from 171,450,000 Shares to 17,145,000 Shares.

On November 17, 2020, the Company sold 50,000 Ordinary Shares (post Reverse Stock Split), at a purchase price of $1.00 per Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not U.S. person, as defined in Regulation S.

On November 17, 2020, the Company acquired 25,000 of its Ordinary Shares (post Reverse Stock Split) from one of the shareholders of the Company. The Shares were acquired for no consideration; however, the Company paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Shares were thereafter cancelled.

On November 18, 2020, the Company acquired 25,000 of its Ordinary Shares (post Reverse Stock Split) from one of the shareholders of the Company. The Shares were acquired for no consideration; however, the Company paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Shares were thereafter cancelled.

On December 31, 2020, Bao Feng completed its acquisition of a 100% equity interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and Ting-ting Chang’s father, our CEO and director for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director. Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer Truncatum seeds in Dandong city, Liaoning Province, in the north-eastern region of the PRC. Dandong BF has approximately 3,000,000 acer truncatum trees that are grown on land that is subject to 10-year leases that commenced on January 1, 2019 and terminate on December 31, 2028. This acquisition could allow the Company to control the supply and ensure the quality of its acer truncatum seeds and seedlings, the important raw material of nervonic acid.

Bao Feng’s business has been and may continue to be adversely impacted by the COVID-19 epidemic in China. Bao Feng is located in China, as are all of its employees, suppliers, product manufacturers, distributors and customers. Although Bao Feng’s online sales were not significantly affected by the epidemic, its total sales decreased by approximately 60.7% from RMB3,863,441 (approximately US$544,147) during the three months ended March 31, 2019 to RMB1,520,125 (approximately US$214,102) for the three months ended March 31, 2020. Its production capacity was significantly reduced due to the government lockdown and orders were filled through existing inventory. In addition, Bao Feng’s planned business expansion was delayed due to travel restrictions and other factors, the planting of acer truncatum seedlings has had to be postponed for a year and the company has been unable to work towards expanding its distribution network.

The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. A resurgence of the epidemic in China could be expected to negatively impact our operations in much the way as the first occurrence of the epidemic. In addition, our business operations could be disrupted again if any of our employees, or those of our product manufacturers, is suspected of contracting COVID-19, since our or their employees could be quarantined and/or our or their facilities be shut down for disinfection. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy.

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to Bao Feng.

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of the Company appearing elsewhere in this Annual Report.

For the fiscal years ended March 31, 2021 and 2020

Revenue

The Company generated $1,624,086 of net revenue for the year ended March 31, 2021, as compared to $1,219,650 for the year ended March 31, 2020. Net revenue increased by $404,436 or 33.2% as a result of the introduction of new products and an increase in our sale force to market the existing products.

Cost of sales

The cost of sales was $270,628 for the year ended March 31, 2021 whereas the cost of sales was $257,034 for the year ended March 31, 2020. The increase in cost of sales by $13,594 or 5.3% over the prior year was mainly attributable to effective cost control.

Gross Profit

Gross profit for the years ended March 31, 2021 and 2020 was $1,353,458 and $962,616, respectively. Gross profit margin for the years ended March 31, 2021 and 2020 was 83.3% and 78.9%, respectively. The increase in gross profit margin from 78.9% in 2020 to 83.3% in 2021 resulted from increased sales of products having higher gross profit margins.

Total operating expenses

During the year ended March 31, 2021, we incurred operating expenses of $1,368,053, as compared to $1,048,125 incurred during the year ended March 31, 2020. Operating expenses are comprised of general and administrative expenses, research and development expenses and selling and marketing expenses. The increase in total operating expenses of $319,928 or 30.5% was attributable to an increase in research and development expenses of $28,728 and an increase in selling and marketing expenses of $315,176, which were offset by a decrease in general and administrative expenses of $23,976.

General and administrative expenses decreased slightly from $598,610 for the year ended March 31, 2020 to $574,634 for the year ended March 31, 2021. The decrease of $23,976 or 4.0% was mainly attributable to a decrease in legal and professional fees for the year.

Research and development expenses increased by $28,728 or 15.8% as a result of increased research on the effectiveness of nervonic acids and development of a biomarker.

Selling and marketing expenses increased significantly by $315,176 or 118.0% from $267,206 for the year ended March 31, 2020 to $582,382 for the year ended March 31, 2021. The increase was mainly due to an increase in sales, which resulted in higher amounts being paid to our sales force, and increased marketing campaigns compared to the prior year.

Net loss

For the year ended March 31, 2021, the Company had a net loss of $28,022, as compared to a net loss of $87,299 for the year ended March 31, 2020. The decrease in net loss by $59,277 or 67.9% was mainly due to the decrease in operating loss of $70,914 or 82.9% which is offset by the increase in other expenses, net of $10,977.

Liquidity and Capital Resources

As of March 31, 2021, the Company had cash at banks of $194,590, total current assets of $2,436,594 and total current liabilities of $761,242. Net current assets were $1,675,352 and its working capital ratio was 3.2. As of March 31, 2021, the Company’s total assets and total liabilities amounted to $3,457,596 and $1,957,103, respectively. The Company had shareholders’ equity of $1,500,493, whereas it had a one-year bank loan of $402,254 and a more than one year bank loan of $261,251. The Company’s gearing ratio was 0.44.

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

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information regarding the Company's directors and executive officers:

Name	Age	Position
Ting Ting Chang	31	President, Chief Executive Officer, Secretary and Director

Fung Ming Pang	50	Chief Financial Officer and Director

Lingxiao Dai	52	Director

Jen-Chuan Yeh	48	Director

Ms. Chang serves as our Chief Executive Officer, President, Secretary and director, and has held those positions since May 4, 2017. Since 2013, Ms. Chang has worked at Beijing Acer Truncatum Century Agricultural Science and Technology Co., Limited ("Beijing Acer"), which changed its name to Bao Feng Bio-Technology (Beijing) Limited in August 2017. From 2013 to 2016, she served as Beijing Acer's sales manager responsible for planning, implementing and directing the sales activities of the company including developing strategic plans, budget preparation and coordination of the sales teams. From 2016 to the present, Ms. Chang has served as Beijing Acer's Chief Executive Officer responsible for setting strategy and direction, modeling and setting the company's culture and values, leading and training the senior executive team and allocating capital. In 2013, Ms. Chang received a Master of Sciences degree in Technology and Innovation Management from Sussex University in the United Kingdom and in 2012 she received a Bachelor of Science degree in Product Design from the same university. Ms. Chang is not compensated for serving as the Company’s Chief Executive Officer, President and Secretary.

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

Ms. Dai was appointed a Director of the Company in April 2021. Since 2017, she has been employed as Executive Vice President of Chabaike (Beijing) Investment Co., Ltd., where she has been responsible for the daily operation and management of the finance, administration, human resources and information technology departments of the company headquarters. From 2007 through 2016, Ms. Dai served as Vice President of the China Region of Yellowstone Energy Co., Ltd. Ms. Dai is a graduate of the Department of Foreign Trade, School of Economics and Management, Beijing University of Technology and has a Bachelor of Science degree in Accounting from the Baruch College of Business, City University of New York and a Masters of Tax degree from that same institution.

Mr. Yeh was appointed a Director of the Company in April 2021. He currently serves as the Pastor of a Church in Mississauga, Ontario, Canada. He has held similar positions at various Churches in the United States, Canada and China since 1998. From June 2012 until September 2017, Mr. Yeh served as a Director for Beijing Qisiyuan Education Consulting Co., Ltd. in Beijing, China. He earned a Master of Science degree in Physics from Syracuse University in Syracuse, New York U.S.A in 1997 and was employed as a Research Assistant in the Physics Department of that University for the following year before becoming a Pastor.

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

Officers, Directors and Key Employees of Bao Feng

Name	Age	Positions
Ting Ting Chang	31	Chief Executive Officer
Xia Li	47	Chief Financial Officer
Xianyang Chen	37	Chief Technical Officer
Yu Gao	37	Chief Marketing Officer

Ms. Chang has served as Bao Feng’s Chief Executive Officer since May 2016. For Ms. Chang’s biographical information, see “—Directors and Senior Management,” above.

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

Dr. Chen has served as Bao Feng’s Chief Technical Officer since 2016. His work at Bao Feng primarily involves the establishment of a prediction model for alzheimer's disease and the extraction and purification of nervonic acid from acer truncatum and its application in the field of brain health. Dr. Chen has served as an honorary professor of the academic department at the Research Center of Plateau medicine at China Medical University since April 2021. Prior to joining Bao Feng, from 2011 to 2015, Mr. Chen was employed as an assistant professor at the Institute of Botany, Chinese Academy of Sciences where his work primarily involved metabolomics and data modeling, and where he presided over a natural science foundation project. Mr. Chen has published five articles and co-authored fifteen articles in various scientific journals.  Mr. Chen holds a bachelor's degree in grass science from the School of Resources and Environment, Beijing Forestry University and a doctorate degree in developmental biology from the Institute of Botany, Chinese Academy of Sciences.

Mr. Gao, Bao Feng’s CMO, received his Master Degree from the School of Management of Renmin University of China in 2005. From May 2017 to October 2018, he was employed as sales director of Kang Tai Chang Long Biotechnology Co., Limited, a private pharmaceutical/bioengineering company. Prior to that position, Mr. Gao was engaged in sales management for several other large and medium-sized companies.

Compensation

The following table summarizes all compensation received by our directors, our Chief Executive Officer, President and Secretary and our Chief Financial Officer and by the directors, executive officers and key employees of Bao Feng in the years ended March 31, 2021 and 2020.

Summary Compensation Table

		Compensation Paid
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Compensation ($)
Ting Ting Chang, CEO, President, Secretary and Director	2021	17,700(2)	Nil	N/A
	2020	17,761(2)	Nil	N/A
Fung Ming Pang, CFO and Director	2021	41,406(3)	Nil	N/A
	2020	Nil(3)	Nil	N/A
Lingxiao Dai, Independent Director	2021	Nil	Nil	N/A
	2020	Nil(4)	Nil	N/A
Jen-Chuan Yeh, Independent Director	2021	Nil(4)	Nil	N/A
	2020	Nil(4)	Nil	N/A
Xianyang Chen, CTO of Bao Feng	2021	Nil	Nil	N/A
	2020	Nil(5)	Nil	N/A
Xia Li, CFO of Bao Feng	2021 2020	17,700 17,761	Nil Nil	N/A N/A
Yu Gao, CMO of Bao Feng	2021 2020	17,700 17,761	Nil Nil	N/A N/A

(1)	Expressed in U.S. Dollars based on the annual average exchange rate as reported by the Federal Reserve Bank of New York of 6.7791 RMB for each U.S. dollar in 2021 and 6.9649 RMB for each U.S. dollar in 2020.
(2)	Paid to Ms. Chang by Bao Feng as compensation for her services to that company.
(3)	Ms. Pang became an officer and director of the Company on May 4, 2020.
(4)	Ms. Dai and Mr. Yeh were appointed to the Board of Directors of the Company on April 30, 2021. They are not compensated for serving as independent directors of the Company.
(5)	In lieu of a cash salary, Mr. Chen received shares of Bao Feng, which were later transferred to Zhong Yuan-SZ in exchange for shares of Zhong Yuan Investment as part of a corporate reorganization.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2021, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated approximately $63,684 (RMB413,948) for officers and directors.

Stock Option Grants and Exercises

On July 15, 2021, the Company issued cashless options (the “Options”) to purchase 600,000 (post-Reverse Stock Split) Ordinary Shares of the Company at $0.50 per share (as adjusted for the Reverse Stock Split) to Ms. Pang, our CFO and director. The Options vested 50% immediately upon issuance and 50% will vest on July 15, 2022. The Options are exercisable for five years after the date of vesting.

Other than the Options issued to Ms. Pang, the Company has not issued any options or stock appreciation rights to any officers, employees or directors. The Company may issue additional share options to our directors and officers in the future at the discretion of our Board of Directors.

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

Fung Ming Pang, CFO of the Company, has entered into a three-year Employment Agreement with the Company for a term which commenced May 4, 2020 and which terminates on May 3, 2023, unless renewed by mutual consent for an additional one-year term or earlier terminated. Under the Agreement, Ms. Pang is paid a monthly salary of $2,000 until November 2020 and $6,000 thereafter. In addition, Ms. Pang is entitled to annual bonuses as determined by the Board of Directors and payable either in stock, stock options or cash, or any combination thereof. Pursuant to the Agreement, Ms. Pang has been granted cashless options to purchase 600,000 (post-Reverse Stock Split) Ordinary Shares of the Company at $0.50 per share (as adjusted for the Reverse Stock Split), 50% of which vested immediately and 50% of which will vest on July 15, 2022. The options are exercisable for five years after the date of vesting. Ms. Pang may be granted additional options upon approval of the Board of Directors. The Agreement may be terminated by the Company with or without cause, voluntarily by Ms. Pang or by Ms. Pang upon a change in control of the Company. The Agreement contains a covenant not to compete and a non-disclosure clause. In addition, Ms. Pang has entered into an Indemnification Agreement with the Company pursuant to which the Company has agreed to indemnify her, to the fullest extent permitted by the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, against any and all expenses, liability and loss that she may incur as a result of any proceeding based on her alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Company.

Xia Li, CFO of Bao Feng, has entered into a five-year Employment Agreement with Bao Feng for a term which commenced June 1, 2017 and which terminates on May 31, 2022, unless renewed by mutual agreement or earlier terminated. The contract may be terminated by mutual agreement or by either party under certain specified conditions. Ms. Li is currently paid a monthly salary of RMB10,000.

Yu Gao, Bao Feng’s CMO, is currently employed under a three-year Employment Agreement with Bao Feng for a term which terminates on December 23, 2021, unless renewed by mutual agreement or earlier terminated. The contract may be terminated by mutual agreement or by either party under certain specified conditions. Mr. Gao is currently paid a monthly salary of RMB10,000.

Rather than an Employment Agreement, Xianyang Chen, Bao Feng’s CTO, has entered into a Technology Shareholding Cooperation Agreement, dated June 1, 2017, with Bao Feng pursuant to which he received shares equal to a 20% interest in Bao Feng in lieu of a salary. Pursuant to the re-organization of China Bio, his 20% interest in Bao Feng was transferred to Zhong Yuan-SZ on January 19, 2018 in exchange for a 16% interest in Zhong Yuan Investment. If the Company is listed on either NASDAQ or the NYSE, Mr. Chen’s salary will be determined according to the salary structure of the listed Company. The Agreement contains a 5-year non-competition clause and a non-disclosure clause.

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

Board of Directors Committees

Audit Committee. The members of the Company’s Audit Committee are Ms. Lingxiao Dai and Mr. Jen-Chuan Yeh, both of whom are “independent” as defined in the OTCQB standards. The Audit Committee was established to: (i) review and approve the scope of audit procedures employed by our independent auditors; (ii) review and approve the audit reports rendered by our independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors.

Compensation Committee. The Company does not currently have a compensation committee, although the Board of Directors intends at some point in the future to establish one. The compensation committee will be primarily responsible for reviewing and approving salary and benefit policies (including stock options), including compensation of the Company’s executive officers.

Employees

The Company has approximately 26 full-time employees, all of whom are employed by Bao Feng.

Share Ownership

The following table shows the number of Ordinary Shares beneficially owned by our directors and executive officers as of July 31, 2021:

Name and Address	Ordinary Shares Owned of Record	Options Held		Total Number of Ordinary Shares Beneficially Owned		Percent of Beneficial Ownership(1)
Ting Ting Chang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0	0		14,181,941	(2)	82.72%

Fung Ming Pang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0	300,000	(3)	14,181,941	(2)	83.01%

Lingxiao Dai Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0	0		0		0.00%

Jen-Chuan Yeh Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0	0		0		0.00%
All Directors and Officers as a group (4 persons)	0	300,000		14,181,941	(2)	83.01%

(1)	Based on 17,145,000 Shares outstanding after the Reverse Stock Split effected on July 24, 2020.
(2)	Held of record by Zhong Yuan Investment. As the only directors of Zhong Yuan Investment, Ms. Chang and Ms. Pang, share voting and investment power over the Shares held of record by that entity. Zhong Yuan Investment is owned of record by Ting Ting Chang, our Chief Executive Officer (20%), Xianyang Chen, Bao Feng’s Chief Technical Officer (16%), Yu Chang, Ting Ting Chang’s father (41.6%), Shuju Chen (2.4%) and Prime Legend Limited (20%), which is 100% owned of record by Fung Ming Pang, our Chief Financial Officer.
(3)	On July 15, 2021, the Company granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Share, vested 50% immediately and 50% on July 15, 2022 and are exercisable for five years after the date of vesting.

Stock Option and Bonus Plans

The Company currently has not authorized any compensation plans or stock option plans.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of July 31, 2021, beneficial ownership of our Ordinary Shares by each person, to the best of our knowledge, known to own beneficially 5% or more of our Ordinary Shares outstanding as of such date. Except as otherwise indicated, all Shares are owned directly and hold equal voting rights.

Name	Ordinary Shares Owned(1)		Options to Purchase Ordinary Shares		Percent of Beneficial Ownership(2)
Zhong Yuan Investment Limited(3)	14,181,941		0		82.72%
Ting Ting Chang	14,181,941	(4)	0		82.72%
Fung Ming Pang	14,181,941	(5)	300,000	(6)	83.01%
Yu Chang	5,899,687	(7)	0		34.41%
Xianyang Chen	2,269,111	(7)	0		13.23%

(1)	As adjusted for the Reverse Stock Split effected on July 24, 2020.

(2)	Based on 17,145,000 Ordinary Shares outstanding after the Reverse Stock Split effected on July 24, 2020.

(3)	Zhong Yuan Investment is owned of record by Ting Ting Chang, our Chief Executive Officer and director (20%), Xianyang Chen, Bao Feng’s Chief Technical Officer (16%), Yu Chang, Ting Ting Chang’s father (41.6%), Shuju Chen (2.4%) and Prime Legend Limited (20%), which is 100% owned by Fung Ming Pang, our Chief Financial Officer and director.

(4)	Held of record by Zhong Yuan Investment Limited. Ms. Chang, our Chief Executive Officer and director, beneficially owns these Shares by virtue of her being one of two directors of Zhong Yuan Investment and, with respect to 2,836,388 of these Shares, by virtue of her being the record owner of 20% of Zhong Yuan Investment’s outstanding shares.

(5)	Held of record by Zhong Yuan Investment Limited. Ms. Pang, our Chief Financial Officer and director, beneficially owns these Shares by virtue of her being one of two directors of Zhong Yuan Investment and, with respect to 2,836,388 of these Shares, by virtue of her 100% ownership of Prime Legend Limited, which is the record owner of 20% of Zhong Yuan Investment’s outstanding shares.

(6)	On July 15, 2021, the Company granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Share, vested 50% immediately and 50% on July 15, 2022 and are exercisable for five years after the date of vesting.

(7)	Held of record by Zhong Yuan Investment Limited.

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

In addition, Zhong Yuan Investment sold 180,000 (post Reverse Stock Split) Shares that were registered under the registration statement declared effective by the SEC on June 29, 2020 (“Registered Shares), in private transactions to two non-affiliates and 120,000 (post Reverse Stock Split) Registered Shares to Yau Sing Tang, the husband of Fung Ming Pang, our Chief Financial Officer and director. In addition to the sales of 300,000 Registered Shares, Zhong Yuan Investment sold 676,867 (post Reverse Stock Split) Shares that were not registered under the registration statement declared effective by the SEC on June 29, 2020 to 35 non-affiliates of the Company under Regulation S (the “Private Sale”).

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transactions

The Company utilizes the office space and equipment of a business associate of management in Hong Kong at no cost. Management estimates the value of such office space and equipment to be immaterial.

On December 31, 2020, Bao Feng completed the acquisition agreement entered into on March 1, 2020, to acquire a 100% interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ting-ting Chang, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was paid upon completion by offsetting amounts due from related companies.

As of September 30, 2020, related companies, of which Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ting-ting Chang, is the owner and director, owed the Company approximately $1,025,649. The loans were unsecured, non-interest bearing and repayable on demand. The amounts due from related companies were fully settled on December 31, 2020 by offsetting the balance consideration for the acquisition of a 100% interest in Dandong BF.

On August 31, 2019, the Company closed on the Share Exchange with Zhong Yuan Investment pursuant to which the Company acquired 100% of the shares of China Bio. At the time of the acquisition, Ms. Ting Ting Chang was the Company’s sole officer and director. Zhong Yuan Investment and China Bio are affiliates of Ms. Fung Ming Pang, the Company’s current Chief Financial Officer and director. Three indirect subsidiaries of China Bio, Zhong Yuan (HK), Zhong Yuan (SZ) and Bao Feng, are affiliates of Ms. Ting Ting Chang, the Company’s current Chief Executive Officer and director.

During the fiscal years ended December 31, 2018 and December 31, 2017, Ting Ting Chang, our Chief Executive Officer and director, paid, either directly or indirectly, expenses of the Company aggregating $50,406 and $12,600, respectively. These are fees Ms. Chang paid on behalf of the Company. The advances were unsecured, non-interest bearing and payable on demand. As of March 31, 2021, 2020 and 2019, the amount due to Ms. Chang was $Nil, $Nil and $41,473, respectively.

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

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – "Financial Statements."

Item 9. The Offer and Listing

Offer and Listing Details

Our Ordinary Shares are currently trading on the OTCQB under the symbol ZHYBF. However, there can be no assurance that a viable public market will ever develop.

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

As of the date of this Annual Report (on a post Reverse Stock Split basis), there are 17,145,000 of our Ordinary Shares issued and outstanding, 16,150,000 of which were issued in July 2019 in consideration for 100% of the outstanding shares of China Bio pursuant to the Share Exchange. All Shares are fully paid. We have issued a total of 600,000 options to purchase our Ordinary Shares, 50% of which are currently vested and 50% of which will vest on July 15, 2022. We do not have any preferred shares outstanding.

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

Summaries of our leases are disclosed under “Our Business – Properties” and were filed as Exhibits 10.13 and 10.14 to the Registration Statement on Form F-1filed with the SEC on April 28, 2020.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer, Ting Ting Chang, and principal financial officer, Fung Ming Pang, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of March 31, 2021. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were ineffective at such time to ensure that information required to be disclosed by us in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our principal executive officer and principal financial officer also concluded that our disclosure controls, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, were inappropriate to allow timely decisions regarding required disclosure.

Based on management's assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of March 31, 2021. The material weaknesses identified were as follows::

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

● As of March 31, 2021, the Company did not have a formal audit committee with a financial expert, and thus the Company lacked the board oversight role within the financial reporting process.

● Although the financial statements and footnotes are reviewed by our management, we did not have formal policies and procedures necessary to adequately review significant accounting transactions and the accounting treatment of those transactions.

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

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

Our management assessed the effectiveness of our internal control over financial reporting at March 31, 2021, and determined that, as of March 31, 2021, our internal control over financial reporting was not effective.

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

Changes in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, in April 2021, our Board of Directors appointed two independent directors and formed an audit committee comprised of those two independent directors. Even though our financial statements and footnotes are now reviewed by our management and our audit committee, we still do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Ms. Lingxiao Dai, an independent member of our audit committee, qualifies as a financial expert under the applicable SEC rules.

Item 16B. Code of Ethics

Due to our size and limited number of employees and the fact that we are still in the development stage of our operations, the Company has not yet adopted a code of ethics that applies to our directors, officers, employees and representatives. We intend to adopt a code of ethics in the future when and if our circumstances warrant.

Item 16C. Principal Accountant Fees and Services

Centurion ZD CPA & Co. is the Company's independent registered public accounting firm. Fees billed to the Company are set forth below:

	Fiscal Year Ended March 31,	Fiscal Year Ended March 31,
	2021	2020
Audit Fees	$50,000	$45,000
Audit Related Fees	$6,000	$7,000
Tax Fees	—	—
All other Fees	—	—
Total	$56,000	$52,000

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

On December 30, 2019, the Company engaged Centurion ZD CPA & Co. to replace KCCW as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended March 31, 2020 and onward.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Dated: August 16, 2021	/s/ CHANG Ting Ting
CHANG Ting Ting
President, Chief Executive Officer, Secretary and Director

Dated: August 16, 2021	/s/ PANG Fung Ming
PANG Fung Ming
Chief Financial Officer and Director

Zhong Yuan Bio-Technology Holdings Limited

(Incorporated in the Cayman Islands)

Consolidated Financial Statements

March 31, 2021

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

F-1

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

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵 : info@czdcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Zhong Yuan Bio-Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhong Yuan Bio-Technology Holdings Limited (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive losses, stockholders’ equity and cash flows for each of the two years in the period ended March 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

F-2

中正達會計師事務所

Centurion ZD CPA & Co.

Certified Public Accountants (Practising)

Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

香港 紅磡 德豐街 22 號 海濱廣場二期 13 樓 1304 室

Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078

Email 電郵 : info@czdcpa.com

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Centurion ZD CPA & Co.

Hong Kong

August 16, 2021

We have served as the Company’s auditor since 2019

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED CONSOLIDATED BALANCE SHEETS

	March 31,
	2021	2020
Assets
Current assets
Cash at bank	$194,590	$60,790
Accounts receivable, net of allowance of $nil	264,749	329,891
Inventories	1,487,683	224,879
Due from related companies	188,202	772,661
Prepaid expenses and other current assets	301,370	141,017
Total current assets	2,436,594	1,529,238
Other assets
Deposit for acquisition	—	446,192
Right-of-use assets	1,005,649	294,188
Property, plant and equipment, net	15,353	9,839
Total other assets	1,021,002	750,219
Total assets	$3,457,596	$2,279,457
Liabilities and stockholders' equity
Current liabilities
Bank loan	$402,254	$460,030
Accrued expenses and other payables	206,262	66,673
Value added and other taxes payable	51,592	8,901
Lease liabilities, current	101,134	93,077
Total current liabilities	761,242	628,681
Non-current liabilities
Bank loan, non-current	261,251	—
Lease liabilities, non-current	934,610	170,966
Total non-current liabilities	1,195,861	170,966
Total liabilities	1,957,103	799,647
Stockholders' equity
Ordinary shares, 50,000,000 shares authorized at par value of $0.001 each; 17,145,000 shares issued and outstanding as of March 31, 2021 and 2020*	17,145	17,145
Additional paid-in capital*	1,563,472	1,563,472
Accumulated losses	(242,269)	(214,247)
Accumulated other comprehensive income	162,145	113,440
Total stockholders' equity	1,500,493	1,479,810
Total liabilities and stockholders' equity	$3,457,596	$2,279,457

*Number of Ordinary Shares issued and outstanding, par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the one-for-ten reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years ended March 31,
	2021	2020
NET SALES	$1,624,086	$1,219,650
Cost of sales	(270,628)	(257,034)
Gross profit	1,353,458	962,616
General and administrative expenses	(574,634)	(598,610)
Research and development expenses	(211,037)	(182,309)
Selling and marketing expenses	(582,382)	(267,206)
Operating loss	(14,595)	(85,509)
Other income (expenses)
Other income (expenses)	11,793	(424)
Subsidy income	—	2,298
Interest income	90	2,451
Interest expense	(24,650)	(6,115)
Total other income (expenses), net	(12,767)	(1,790)
Loss before income taxes	(27,362)	(87,299)
Income tax expense	(660)	—
Net loss	(28,022)	(87,299)
Other comprehensive loss
Foreign currency translation adjustment	(48,705)	(14,229)
Comprehensive loss	$(76,727)	$(101,528)

Loss per share – Basic and diluted (cents)	(0.16)	(0.52)
Weighted average number of shares – Basic and diluted*	17,145,000	16,688,197

*Share and per share data have been retroactively restated to give effect to the one-for-ten reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated
			Additional		Other
	Ordinary Shares*		Paid-in	Accumulated	Comprehensive
	shares	Amount	Capital*	Losses	Income	Total

Balance as of April 1, 2019	161,500,000	$16,150	$1,435,200	$(126,948)	$127,669	$1,452,071
Effect of shares exchange	8,500,000	850	(16,583)	—	—	(15,733)
Issuance of shares through private placement	1,450,000	145	144,855	—	—	145,000
Net loss	—	—	—	(87,299)	—	(87,299)
Foreign currency translation adjustment	—	—	—	—	(14,229)	(14,229)
Balance as of March 31, 2020	171,450,000	17,145	1,563,472	(214,247)	113,440	1,479,810
Effect of the one-for-ten reverse stock split	(154,305,000)	—	—	—	—	—
Issuance of shares through private placement	50,000	50	49,950	—	—	50,000
Cancellation of shares	(50,000)	(50)	(49,950)	—	—	(50,000)
Net loss	—	—	—	(28,022)	—	(28,022)
Foreign currency translation adjustment	—	—	—	—	48,705	48,705
Balance as of March 31, 2021	17,145,000	$17,145	$1,563,472	$(242,269)	$162,145	$1,500,493

*Ordinary shares and additional paid-in capital have been retroactively restated to give effect to the share exchange and the one-for-ten reverse stock split that is discussed in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2021	2020

Cash flows from operating activities:
Net loss	$(28,022)	$(87,299)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	5,990	6,278
Amortization of right-of-use assets	176,382	13,300
Loss on disposal of fixed assets	—	291
Changes in operating assets and liabilities:
Accounts receivable	65,142	14,813
Inventories	162,276	9,228
Prepaid expenses and other current assets	(254,853)	(6,409)
Accounts payables	(706)	—
Accrued expenses and other payables	140,295	(96,775)
Value added and other taxes payable	42,691	—
Net cash (used in)/provided by operating activities	309,195	(146,573)

Cash flows from investing activities:
Proceeds from disposal of available-for-sale investment	—	330,269
Payment of deposit for acquisition	—	(453,776)
Purchase of property, plant and equipment	(5,632)	(7,571)
Net cash on acquisition	4,644	—
Net cash used in investing activities	(988)	(131,078)

Cash flows from financing activities:
Proceeds from Private Placement	50,000	145,000
Payment for cancellation of shares	(50,000)	—
Proceeds from bank loans	663,505	467,849
Repayment of bank loan /short term loan	(460,030)	(198,599)
Advances to the related companies	—	114,413
Repayment from the related companies	(299,010)	(177,904)
Net cash provided by/(used in) financing activities	(95,535)	350,759

Effect of exchange rate changes on cash	(78,872)	(17,695)

Net increase in cash	133,800	55,413
Cash at beginning of year	60,790	5,377
Cash at end of year	$194,590	$60,790

Supplemental information:
Cash paid for income tax	$—	$15,309
Cash paid for interests	24,250	10,208

Major non-cash transactions:
Right of use assets obtained in exchange for operating lease obligations	$1,148,422	$312,489

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

Reverse Stock Split

On July 24, 2020, the Company completed a one-for-ten reverse stock split of the Company’s ordinary shares (the “Reverse Stock Split”). As a result of the Reverse Stock Split, the authorized share capital of the Company was decreased from 500,000,000 ordinary shares with a par value of US$0.0001 each to 50,000,000 ordinary shares with a par value of US$0.001 each, and the number of issued and outstanding ordinary shares was decreased from 171,450,000 shares to 17,145,000 shares.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Private Placement

On December 13, 2019, the Company closed on the sale of 1,450,000 Ordinary Shares, at a purchase price of $0.10 per Share, pursuant to a private securities offering.

On November 17, 2020, the Company sold 50,000 Ordinary Shares (post-Reverse Stock Split), at a purchase price of $1.00 per Share, pursuant to a private securities offering.

Cancellation of shares

On November 17, 2020, the Company acquired 25,000 Ordinary Shares (post-Reverse Stock Split) from one of the shareholders of the Company at total consideration of US$25,000. These shares were thereafter cancelled.

On November 18, 2020, the Company acquired 25,000 Ordinary Shares (post-Reverse Stock Split) from one of the shareholders of the Company at total consideration of US$25,000. These shares were thereafter cancelled.

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

Non-controlling interest represents the portion of the net assets of a subsidiaries attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating result is presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company.

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	2021	2020
Balance sheet items, except for equity accounts	RMB1=$0.1526 HK$1=$0.1286	RMB1=$0.1412 HK$1=$0.1290
Items in statements of income and cash flows	RMB1=$0.1475 HK$1=$0.1290	RMB1=$0.1436 HK$1=$0.1279

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

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. As of March 31, 2021 and 2020, cash balances were $194,590 and $60,790. The Company maintains bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Impairment for long-lived assets

Long-lived assets, including office equipment, furniture and fixtures and automobiles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended March 31, 2021 and 2020, the Company recognized nil impairment for the long-lived assets.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

Revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) product delivery has occurred or the services have been rendered, (iii) the fees are fixed or determinable, and (iv) collectibility is reasonably assured.

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

The Company is subject to value added tax at 17% on the revenues earned for products sold in the PRC. The Company presents its revenue net of value added and other taxes, sales discounts and returns. There were insignificant product returns for the two years ended March 31, 2021 and hence no provision has been made for sales returns as of March 31, 2021 and 2020, respectively.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of March 31, 2021.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant risk and uncertainties

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2021 and 2020, the aggregate amount of cash of $194,590 and $60,154, respectively, were held at major financial institutions in PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

Sales revenue from three major customers was $602,969, or approximately 39% of the Company’s total sales for the year ended March 31, 2021. No other single customer accounted for more than 10% of the Company’s total revenues during the year ended March 31, 2021. The Company’s accounts receivable from these customers were $151,389 as of March 31, 2021.

(d)	Significant suppliers

Two major vendors provided approximately 86% of total purchases by the Company during the year ended March 31, 2021. The Company’s accounts payable due to this vendor was nil as of March 31, 2021.

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	Years ended March 31,
	2021	2020

Accounts receivable	$264,749	$329,891
Less: Allowance for doubtful accounts	—	—
Total accounts receivable, net	$264,749	$329,891

Note 4 — Inventories

Inventories consisted of the following:

	Years ended March 31,
	2021	2020

Raw materials	$—	$112,960
Work in progress	—	42,734
Finished goods	1,487,683	69,185
	$1,487,683	$224,879

Note 5 — Due from related companies

The amount due from related companies was unsecured, non-interest bearing and repayable on demand.

Note 6 — Prepayments, deposits and other current assets

Prepayments, deposits and other current assets consisted of the following:

	Years ended March 31,
	2021	2020

Advances to suppliers	$132,718	$57,875
Rental deposits	26,924	7,545
Prepaid expense	63,994	13,642
Other receivables, net of allowance of $nil (2021) and $15,532 (2020)	77,734	61,955
	$301,370	$141,017

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Property and equipment, net

Property and equipment, net, consisted of the following:

	Years ended March 31,
	2021	2020

Computer equipment	$22,690	$11,863
Office equipment, fixtures and furniture	22,178	19,743
Subtotal	44,868	31,606
Less: Accumulated depreciation	(29,515)	(21,767)
Total	$15,353	$9,839

Depreciation expense for the years ended March 31, 2021 and 2020 amounted to $5,990 and $6,278, respectively.

Note 8 — Bank loans

Bank loans consisted of the following:

	Years ended March 31,
	2021	2020

Unsecured loan from China Construction Bank wholly repayable within 1 year	$402,254	$460,030
Secured loan from China Construction Bank wholly repayable more than 1 year	261,251	—
Total	$663,505	$460,030

As of March 31, 2021, the outstanding loan from China Construction Bank of $402,254 with annual interest rate of 3.8525% was unsecured and denominated in RMB for a term of 12 months.

As of March 31, 2021, the outstanding loan from China Construction Bank of $261,251 with annual interest rate of 4.55% was secured by pledging the property of the Company’s CEO and director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months.

Interest expense for the years ended March 31, 2021and 2020 were $24,250 and $10,208, respectively.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Acquisition

On March 1, 2020, the Company entered into an acquisition agreement to acquire 100% equity interest in Dandong Bao Feng Seedling Technology Co. Ltd. (“Dandong BF”) from Yu Chang, the shareholder of Zhong Yuan Investment and father of Ms. Ting-ting Chang, CEO and director of the Company, for a total consideration of $1,482,600 (or RMB10,500,000), of which $446,192 (or RMB3,160,000) was paid upon signing of the acquisition agreement.

On December 31, 2020, the Company completed the acquisition of 100% equity interest in Dandong BF from Yu Chang, the shareholder of Zhong Yuan Investment and father of Ms. Ting Ting Chang, CEO and director of the Company, for a total consideration of $1,482,600 (or RMB10,500,000). The cash consideration of $446,192 (or RMB3,160,000) was paid upon signing of the acquisition agreement and the balance of $1,036,408 (or RMB 7,340,000) was paid upon completion of acquisition on December 31, 2020.

Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer Truncatum seeds in Dandong city, Liaoning Province, in the northeastern region of the PRC.

The acquisition had been accounted for as a business combination and the results of the operation of Dandong BF have been included in the Company’s consolidated financial statements from the acquisition date. The Company made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent preliminary valuation report and management’s experience with similar assets and liabilities. The following table summarizes the estimated fair value of major classes of assets acquired and liabilities assumed at the date of acquisition, using the exchange rate of 6.5274 on that day.

ASSETS	Fair value
Net tangible assets	$1,608,600
Goodwill	—
Total Purchase Consideration	$1,608,600

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Acquisition (continued)

The following is a reconciliation of the fair value of major classes of assts acquired and liabilities assumed that comprised the net tangible assets as of December 31, 2020.

Carrying amount of major classes of acquired assets	Fair value
Cash	$4,644
Inventories	1,425,080
Amount due from a related party	151,362
Property and equipment, net	5,873
Other assets	21,641

Total assets	1,608,600
Less: Total liabilities	—
Total purchase consideration	$1,608,600

In the consolidated statements of operations, revenues and expenses included operations of Dandong BF since January 2, 2021, which is the day after acquisition date.

Note 10 — Taxes

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

PRC

ZY Shenzhen is governed by the Enterprise Income Tax (“EIT”) laws of the PRC. Under EIT laws of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate. As ZY Shenzhen is an investment holding company, there was revenue recorded in the books of ZY Shenzhen and as a result, there was no EIT for the years ended March 31, 2021 and 2020.

BF Beijing is governed by the EIT laws of the PRC and is subject to an EIT rate of 20% because BF Beijing is classified as small profit making enterprise under the EIT laws.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10— Taxes (continued)

Significant components of the provision for income taxes are as follows:

	Years ended March 31,
	2021	2020

Current	$660	—
Deferred	—	—
Total provision for income taxes	$660	$—

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Years ended March 31,
	2021	2020

PRC statutory rates	20.0%	20..0%

The Company has not recognized an income tax benefit for its operating losses generated based on uncertainties concerning its ability to generate taxable income in future periods. The tax benefit for the periods presented is offset by a valuation allowance established against deferred tax assets arising from the net operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related deferred tax assets will be recognized when management considers realization of such amounts to be more likely than not. For the years ended March 31, 2021 and 2020, the Company incurred losses, resulting from operating activities, which result in deferred tax assets at the effective statutory rates. The deferred tax asset has been off-set by an equal valuation allowance.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the group’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at March 31, 2021 and 2020.

(b)    Value added tax

Enterprises who sell goods in the PRC are subject to a value added tax in accordance with the PRC laws. VAT standard rates are 6% to 17% of the gross sales price. A credit is available whereby the VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services.

(c)    Tax payable

Taxes payable consists of the following:

	Years ended March 31,
	2021	2020

VAT and other tax payable	$51,592	$8,901
Total	$51,592	$8,901

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Capital transactions

(a)	Stock Split

On July 24, 2020, the Company completed a 1-for-10 reverse stock split of Ordinary Shares, such that for each ten shares outstanding prior to the Stock Split, there was one share outstanding after the Stock Split.

All shares of Ordinary Shares and amount per share referenced in this report have been adjusted retroactively to reflect the Stock Split.

(b)	Private Placement

On November 17 , 2020, the Company issued 50,000 Ordinary Shares (post-Reverse Stock Split) at a purchase price of $1.00 per Share, pursuant to a private securities offiering.

(c)	Share cancellation

On Novemebr 17, 2020 the Company cancelled 50,000 Ordinary Shares (post-Reverse Stock Split) at a purchase price of $1.00 per Share.

Note 12 — Related party transaction

On December 31, 2020, the Company completed the acquisition of 100% equity interest in Dandong BF from Yu Chang, the shareholder of Zhong Yuan Investment and father of Ms. Ting-ting Chang, CEO and director of the Company, for a total consideration of $1,482,600 (or RMB10,500,000). Please refer to Note 9 – Acquisition.

Note 13 — Contingencies and commitment

(a)	Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe that these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

(b)	Lease commitment

As of March 31, 2021, the Company leases offices space and warehouse for its inventories under certain non-cancelable operating leases, with terms ranging between one and five years. The Company considers that those renewal or termination options are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Contingencies and commitment (Continued)

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets:

March 31, 2021

Rights of use lease assets	$1,005,649

Lease liabilities, current	$101,134
Lease liabilities, non-current	934,610
Total operating lease liabilities	$1,035,744

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2021:

Weighted average remaining lease term (years)	7.45
Weighted average discount rate	4.75%

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2021:

March 31, 2021

2022	$107,691
2023	229,643
2024	116,965
2025	110,098
2026 and thereafter	686,352
Total undiscounted cash flows	1,250,749
Less: imputed interest	(215,005)
Present value of lease liabilities	$1,035,744

Operating lease expenses for the years ended March 31, 2021 and 2020 were $140,491 and $107,812, respectively.

Note 14 - Subsequent events

In accordance with ASC Topic 855, “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date the audited financial statements were available to issue. Based upon this review, the Company has not identified any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

