Form 20-F
period 2022-03-31
Zhong Yuan Bio-Technology Holdings Ltd
filed 2022-09-26
CIK 1672886

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

17,547,118 Ordinary Shares, $0.001 par value, at March 31, 2022

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

TABLE OF CONTENTS

PART I		Page

Item 1.	Identity of Directors, Senior Management and Advisors	11
Item 2.	Offer Statistics and Expected Timetable	11
Item 3.	Key Information	11
Item 4.	Information on the Company	31
Item 4A.	Unresolved Staff Comments	58
Item 5.	Operating and Financial Review and Prospects	58
Item 6.	Directors, Senior Management and Employees	72
Item 7.	Major Shareholders and Related Party Transactions	72
Item 8.	Financial Information	74
Item 9.	The Offer and Listing	74
Item 10.	Additional Information	74
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	8
Item 12.	Description of Securities Other Than Equity Securities	79

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	79
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	79
Item 15.	Controls and Procedures	79
Item 16.	Reserved	80
Item 16A.	Audit Committee Financial Expert	80
Item 16B.	Code of Ethics	80
Item 16C.	Principal Accountant Fees and Services	81
Item 16D.	Exemptions from the Listing Standards for Audit Committees	81
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliates Purchasers	81
Item 16F.	Changes in Registrant's Certifying Accountants	81
Item 16G.	Corporate Governance	81
81Item 16H.	Mine Safety Disclosure.	81

PART III

Item 17.	Financial Statements	82
Item 18.	Financial Statements	82
Item 19.	Exhibits	82

SIGNATURES		83

INTRODUCTION

Zhong Yuan Bio-Technology Holdings Limited (the “Company” or “we”) is a limited liability company incorporated under the laws of the Cayman Islands. Since inception and through our operating subsidiaries in the People’s Republic of China (the “PRC” or “China”), our goal is to provide a complete solution for neurological disorders, from screening to intervention. We are dedicated to the development of early detection kits for brain diseases, plant-derived nervonic acid health supplements and new drugs for neurological diseases. Over the past decade, we have focused on research related to neurological diseases and discovered that nervonic acid can be used as a core molecular marker laying the foundation for the development of the detection kits and drugs. More recently, we have made breakthroughs in the research and development of new drugs to treat cognitive impairment, brain atrophy and other encephalopathies caused by brain white matter damage.

Our equity structure is a direct holding structure. The overseas entity that is trading on the OTCQB Market in the United States is Zhong Yuan Bio-Technology Holdings Limited, a Cayman Islands company. The Company has five wholly-owned subsidiaries as follows:

(i)	The Company directly owns and controls China Bio-Technology Holdings Limited, a Seychelles company (“China Bio”), which is a holding company and not conducting any business operations;

(ii)	China Bio directly owns and controls Zhong Yuan Bio-Technology (Hong Kong) Limited, a Hong Kong company (“Zhong Yuan-HK”), which is a holding company and not conducting any business operations;

(iii)	Zhong Yuan-HK directly owns and controls Zhong Yuan Bio-Technology (Shenzhen) Limited, (“Zhong Yuan-SZ”), a China company and a wholly foreign owned entity (“WFOE”), which is a holding company and not conducting any business operations;

(iv)	Zhong Yuan-SZ directly owns and controls Bao Feng Bio-Technology (Beijing) Limited, a China company (“Bao Feng”), which is one of our operating subsidiaries; and

(v)	Bao Feng directly owns and controls Dandong Bao Feng Seedling Technology Co. Limited, a China company (“Dandong BF”), which is another operating subsidiary.

All of the above-referenced companies are either direct or indirect wholly-owned subsidiaries of the Company. China Bio, Zhong-Yuan-HK and Zhong Yuan-SZ are holding companies and do not conduct any business operations. Bao Feng and Dandong BF are our operating subsidiaries, both of which conduct business operations in China (collectively, our “Operating Subsidiaries” or our “PRC Subsidiaries”).

The Chinese government may exercise significant oversight and discretion over the conduct of our business in China and may intervene in or influence our Operating Subsidiaries’ operations at any time, which could result in a material change in their operations and/or the value of our Ordinary Shares. In addition, we may be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based companies including, but not limited to, cybersecurity review and regulatory review of the overseas listing of our Ordinary Shares through an offshore holding company. We are also subject to the risks of uncertainty about any future actions the Chinese government may take in this regard.

If the Chinese government were to choose to exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ businesses, it may intervene in or influence our Operating Subsidiaries’ operations. Such governmental actions:

●	could result in a material change in our Operating Subsidiaries’ operations;

●	could hinder our ability to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or cause our Ordinary Shares to become worthless.

Cybersecurity Review Measures

As we conduct a substantial portion of our operations in China, we are subject to legal and operational risks associated with such operations, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States and Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or to become worthless and could affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. New laws, such as the Measures for Cybersecurity Review, could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

The PRC, through the Cyberspace Administration of China (the “CAC”), has recently proposed new rules and enacted new laws that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based Internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022 and effective February 15, 2022, the CAC issued the Revised Measures on Cyberspace Security (the “Revised Measures”), which requires that operators of critical information infrastructure (“CII”) intending to procure network products and services that may affect national security undergo cybersecurity review. This has impacted and could potentially impact a broad range of data-rich tech companies. The Revised Measures expand the scope of reviewed business entities to now include network platform (“NP”) operators intending to engage in certain activities, such as applying to list abroad. The Revised Measures establish a Cybersecurity Review Office (the “CRO”), an administrative body within the CAC, to formulate the regulations for cybersecurity review and to lead the cybersecurity review process. Applicable CII operators and NP operators are required to submit an application to the CRO, and the CRO will assess whether a cybersecurity review is required.

If an entity is a CII operator or an NP operator, it is required to apply for cybersecurity review if any of the following three conditions is met: (i) the CII operator proposes to procure network products and services that affect or may affect national security; (ii) the NP operator proposes to carry out data processing activities that affect or may affect national security; (iii) or the NP operator controls personal information of more than 1,000,000 users and proposes to apply for overseas listing. The term “overseas listings” is often interpreted as listings outside of China, such as in the U.S.; “network products and services” include core network equipment, high capability computers and servers, high capacity data storage, large databases and applications, network security equipment and cloud computing services; and “data processing” means the collection, storage, use, processing, transmission, provision and disclosure of data.

Our operations in China involve the development of early detection kits for brain diseases, plant-derived nervonic acid health supplements and new drugs for neurological diseases. Over the past decade, we have focused on research related to neurological diseases and discovered that nervonic acid can be used as a core molecular marker laying the foundation for the development of the detection kits and drugs. Our businesses may involve the collection of user data, implicate cybersecurity or involve another type of restricted industry.

Our PRC counsel, Tahota (Beijing) Law Firm, has advised us that none of our Operating Subsidiaries is subject to cybersecurity review under the Revised Measures nor are the Ordinary Shares subject to the review or prior approval of the CAC or the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

PCAOB

The PCAOB’s HFCAA Determination Report dated December 16, 2021, that the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong (“the Determination”) could result in the prohibition of trading in our securities by our not being allowed to list on a U.S. exchange and, as a result, an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The Holding Foreign Companies Accountable Act (the “HFCAA”), which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA) which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. In the event the HFCAA is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report (the “Determination Report”), which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

Our previous public accounting firm, Centurion ZD CPA & Co (“Centurion ZD”), who audited our financial statements for the fiscal years ended March 31, 2020 and 2021, is headquartered in Hong Kong and thus subject to the determinations announced by the PCAOB in its Determination Report. As the PCAOB was not able to fully conduct inspections of our previous auditor’s work papers in Hong Kong, our shareholders were deprived of the benefits of such inspection.

Effective February 25, 2022, to protect our investors and to carry out the PCAOB’s mandate, we dismissed Centurion ZD as our independent registered public accounting firm and we engaged K.R. Margetson Ltd. (“Margetson”), whose principal office is located in Vancouver, British Columbia, Canada, as our new independent registered public accounting firm. As Margetson is not located in China or Hong Kong, Margetson is not subject to the determinations announced by the PCAOB on December 16, 2021. We believe that the PCAOB’s inspectors and investigators will have consistent access to the audit work performed by Margetson for us. Therefore, we do not expect to be affected by the HFCAA or the AHFCAA at this time.

However, to the extent that our auditor’s work papers may, in the future, become located in China or Hong Kong, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese or Hong Kong authorities. If such lack of inspection were to extend for the requisite period of time under the HFCAA or the AHFCAA, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange and, if the AHFCAA is enacted, it will decrease the number of “non-inspection years” from three years to two years, thereby reducing the time before our Ordinary Shares may be prohibited from trading or delisted. In addition, inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. Therefore, in addition to subjecting our securities to the possibility of being prohibited from trading or delisted from a U.S. exchange, the inability of the PCAOB to conduct inspections of our auditors’ work papers in China or Hong Kong would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected. See “Risk Factors – Risks Relating to Our Operating Subsidiaries’ Business – To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may, in the future be located in China or in Hong Kong, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange” on page 16 of this Annual Report.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of certain exemptions from specified disclosure and other requirements that are otherwise generally applicable to public companies. These exemptions include:

•	Being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	Not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure obligations regarding executive compensation; and

•	Not being required to hold a non-binding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; (iii) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending after the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement.

We are also considered a “foreign private issuer” and will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	The sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	The rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements. Accordingly, the information contained herein may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment.

Cash Flows

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1.	Our equity structure is a direct holding structure, that is, the overseas entity that is trading on the OTCQB Market in the United States is the Company. The Company directly owns and controls China Bio-Technology Holdings Limited (“China Bio”), a Seychelles company. China Bio directly owns and controls Zhong Yuan Bio-Technology (Hong Kong) Limited (“Zhong Yuan Hong Kong”), a Hong Kong company. Zhong Yuan Hong Kong directly owns and controls Zhong Yuan Bio-Technology (Shenzhen) Limited (“Zhong Yuan Shenzhen”), a China company and a wholly foreign owned entity (“WFOE”). Bao Feng Bio-Technology (Beijing) Limited (“Bao Feng”), a China company, directly owns and controls Dandong Bao Feng Seedling Technology Co. Limited (“Dandong BF”), a China company.

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After investors’ funds enter the Company, the funds can be directly transferred to China Bio, which can transfer them to Zhong Yuan HK. Zhong Yuan HK can then directly transfer funds to Zhong Yuan SZ, and those funds can then be transferred to the subordinate operating entities.

If we intend to distribute dividends, our Operating Subsidiaries will transfer dividends to Zhong Yuan SZ and then further transfer them to Zhong Yuan HK in accordance with the laws and regulations of the PRC. Zhong Yuan HK will transfer dividends to China Bio, which will transfer them to us. We will then transfer dividends to all of our shareholders respectively in proportion to the Ordinary Shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3.	As of the date of this Annual Report, neither we nor our Operating Subsidiaries have ever paid dividends or made distributions to U.S. investors. As of the date of this Annual Report, we have not transferred any assets or funds to our Operating Subsidiaries to fund their business operations or. received any transfer of funds from our Operating Subsidiaries. In the future, any cash proceeds raised from overseas financing activities may be transferred by us to our Operating Subsidiaries via capital contribution or shareholder loans, as the case may be.

4.	Our Operating Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our Operating Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our Operating Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends.

Foreign Exchange

The PRC government’s control over the conversion of foreign exchange and fluctuations in the value of RMB may result in foreign currency exchange losses and limit our ability to pay dividends. Since our PRC Subsidiaries conduct business in the PRC, we receive part of their revenue and pay part of our expenses in RMB. The value of the RMB against the U.S. dollar and other currencies fluctuates from time to time and is subject to domestic and international political and economic developments, including the global and monetary effects of the war in Ukraine, as well as the fiscal and foreign exchange policies prescribed by the PRC government. We cannot assure you that the value of the RMB will remain at the current level against the U.S. dollar or any other foreign currency. If the RMB appreciates or depreciates against the U.S. dollar or any other foreign currency, it will have mixed effects on our PRC Subsidiaries’ businesses, and there is no assurance that the overall effect will be positive.

The RMB is not currently a freely convertible currency. Conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. Pursuant to the existing foreign exchange regulations in the PRC, we are allowed to carry out foreign exchange transactions for current account items (including dividend payment) without submitting the relevant documentary evidence of such transactions to the State Administration of Foreign Exchange of the PRC (“SAFE”) for approval in advance as long as they are processed by banks designated for foreign exchange trading. However, we may need to obtain the SAFE’s prior approval for foreign exchange transactions for capital account items. If we fail to obtain the SAFE’s approval to convert RMB into foreign currencies for foreign exchange transactions, our Operating Subsidiaries’ business operations, financial condition, results of operations and prospects, as well as our ability to pay dividends, could be materially and adversely affected.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends, and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our PRC Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash or the assets of our PRC Subsidiaries and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash or assets within our organization or to foreign investors, which could result in our being unable to make, or being prohibited from making, transfers or distributions outside of China and may adversely affect our business and financial condition.

In addition, the Enterprise Income Tax Law (the “EIT Law”) and its implementation rules (the “EIT Rules”) provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Payment of Dividends

Dividends payable by us to our foreign investors and gain on the sale of our Ordinary Shares may be subject to PRC income taxes. Pursuant to the EIT Law and the EIT Rules, subject to any applicable tax treaty or arrangement between the PRC and the jurisdiction of residence of our investors that provides a different income tax arrangement, the payment of dividends by a PRC resident enterprise to investors that are non-PRC resident enterprises (including enterprises that do not have an establishment or place of business in the PRC and enterprises that have an establishment or place of business in the PRC but the income of which is not effectively connected with the establishment or place of business) or any gain realized on the transfer of shares by such investors is generally subject to PRC income tax at a rate of 10% to the extent that such dividend has its source in the PRC or such gain is regarded as income derived from sources within the PRC. Under the Individual Income Tax Law of the PRC and its implementation rules, dividends sourced within the PRC paid to foreign individual investors who are not PRC residents and gains from PRC sources realized on the transfer of our Ordinary Shares by such investors would be subject to PRC income tax at a rate of 20%, subject to any reduction or exemption set out in applicable tax treaties and PRC laws.

It is uncertain whether we will be considered a PRC ‘‘resident enterprise.’’ If we are considered a PRC ‘‘resident enterprise,’’ dividends payable by us with respect to our Ordinary Shares or any gain realized from the transfer of our Ordinary Shares may be treated as income derived from sources within the PRC and may be subject to PRC income tax, subject to the interpretation, application and enforcement of the EIT Law and the EIT Rules by the relevant tax authorities. If we are required under the EIT Law or other related regulations to withhold PRC income tax on our dividends payable to foreign holders of our Ordinary Shares which are ‘‘non-resident enterprises,’’ or if our Shareholders are required to pay PRC income tax on the transfer of our Ordinary Shares under PRC tax laws, the value of an investment in our Ordinary Shares may be materially and adversely affected.

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

You should rely only on the forward-looking statements that reflect management's view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC"). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the "safe harbor," we hereby identify important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" under Item 3. – "Key Information."

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

REFERENCES

In this Annual Report, “China” or “PRC” refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” and “the “Company” refer to Zhong Yuan Bio-Technology Holdings Limited and its subsidiaries. The terms “Operating Subsidiaries” and “PRC Subsidiaries” refer to Bao Feng and Dandong BF. References to “dollars,” “U.S. Dollars,” “$” or “US$” are to United States Dollars, “HK$” are to Hong Kong Dollars, “Euros” or “euro” are to the European Monetary Union's Currency and “RMB” are to Chinese Renminbi.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

You should carefully consider the following risks, together with all other information included in this Annual Report. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Operating Subsidiaries’ Business

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We, through our Operating Subsidiaries, are in the process of developing our business and have a limited operating history. You should consider our Operating Subsidiaries’ future prospects in light of the risks and uncertainties experienced by early-stage companies. Some of these risks and uncertainties relate to our Operating Subsidiaries’ ability to:

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

Our strategy for our Operating Subsidiaries envisions a period of rapid growth that may impose a significant burden on our administrative and operational resources. The growth of our business will require significant investments of capital and management’s close attention. Our ability to effectively manage our growth will require us to substantially expand the capabilities of our administrative and operational resources and to attract, train, manage and retain qualified management, research and development, sales and marketing and other personnel; we may be unable to do so. In addition, our failure to successfully manage our growth could result in our sales not increasing commensurately with capital investments. If we are unable to successfully manage our growth, we may be unable to achieve our goals.

We may not be able to raise the additional capital necessary to execute our business strategy, which could result in the curtailment of our operations.

We will need to raise additional funds to fully fund our existing operations and for development and expansion of our Operating Subsidiaries’ business. We have no current arrangements with respect to sources of additional financing, and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our operations. If any future financing involves the sale of equity securities, the Ordinary Shares held by our shareholders could be diluted substantially. If we borrow money or issue debt securities, the Company will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our business plan and would require us to delay, scale back or eliminate certain of our operations.

We will be required to hire and retain skilled managerial, research and development and sales and marketing personnel.

Our continued success depends in large part on our ability to attract, train, motivate and retain qualified management, research and development and sales and marketing personnel. Any failure to attract and retain the required personnel who are integral to our business may have a negative impact on our operations, which would have a negative impact on revenues. There can be no assurance that we will be able to attract and retain skilled persons, and the loss of skilled personnel would adversely affect us.

We are dependent upon our officers and management for direction, and the loss of any of these persons could adversely affect our operations and results.

We are dependent on our and Bao Feng’s officers for implementation of our proposed strategy and execution of our business plan. The loss of any of our or Bao Feng’s officers could have a material adverse effect on our results of operations and financial position. We do not maintain “key person” life insurance for any of our or Bao Feng’s officers. The loss of any of our or Bao Feng’s officers could delay or prevent the achievement of our business objectives.

We currently have only two Operating Subsidiaries and one line of products.

We are a holding company with a total of five subsidiaries. However, at present, only two of those subsidiaries are our Operating Subsidiaries, Bao Feng and Dandong BF, which are conducting operations. Although we plan to expand the marketing and sale of Bao Feng’s products into the international arena and have a different subsidiary, Zhong Yuan Bio-Technology (Hong Kong) Limited, to handle the international business, it is expected that China will remain our primary market. In addition, the products sold in the international market will be the same products developed by Bao Feng. Therefore, we will remain primarily dependent on Bao Feng for our revenue. If Bao Feng is not profitable, our business, results of operations and cash flows could be significantly and adversely affected.

Our Operating Subsidiaries may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for our business activities in multiple jurisdictions and related to residents therein, especially in the PRC, or otherwise relating to PRC residents.

As of the date of this Annual Report, our Operating Subsidiaries have received all necessary governmental approvals and licenses for operations in the PRC, including the business approvals and licenses issued by the PRC State Administration for Market Regulation, and they have not been denied any such approvals. However, in the event that our Operating Subsidiaries have erroneously concluded that certain licenses, permits or approvals are not required or if applicable laws, regulations or interpretations change and they are required to obtain additional permissions or approvals in the future, our Operating Subsidiaries may incur significant costs and expenses and may need to budget additional resources to comply with any such requirements. Moreover, if our Operating Subsidiaries fail to renew their relevant licenses or filings or fail to obtain future required licenses, permits or approvals, they may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition.

We may be sued or become a party to litigation, which could require significant management time and attention and result in significant legal expenses and may result in an unfavorable outcome, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to lawsuits from time to time arising in the ordinary course of our business. The expense of defending ourselves against such litigation may be significant. The amount of time to resolve these lawsuits is unpredictable, and defending ourselves may divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on our business, results of operations and cash flows.

Risks Related to the Company

Future sales of our securities, or the perception in the markets that these sales may occur, could depress our stock price.

We currently have issued and outstanding 17,679,618 Ordinary Shares. Although only 2,236,192 of those Ordinary Shares have been registered under a registration statement filed with the Securities and Exchange Commission, the remaining 15,443,426 Ordinary Shares may also be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or another applicable exemption. The market price of our capital stock could drop significantly if the holders of these restricted Ordinary Shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional Ordinary Shares or other equity securities.

The ability of the Board of Directors of the Company to issue preferred shares and any anti-takeover provisions we adopt may depress the value of our Ordinary Shares.

Our Articles of Association authorize our Board of Directors to provide, out of unissued shares, for preferred shares in one or more classes or series within a class upon the authority of the Board without further shareholder approval. While no preferred shares are currently issued or outstanding, we may issue preferred shares in the future. Any preferred shares issued in the future may rank senior to the Ordinary Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Company, or both, and any such preferred shares may have class or series voting rights. The future issuance of preferred shares could materially and adversely affect the rights of the holders of our Ordinary Shares and dilute the ordinary shareholders’ holdings.

In addition, the Board of Directors may, in the future, adopt anti-takeover measures (albeit the Board of Directors may not introduce any anti-takeover measures in our Articles of Association within a Special Resolution of Shareholders). The authority of the Board of Directors to issue preferred shares and any future anti-takeover measures it may adopt may, in certain circumstances, delay, deter or prevent takeover attempts and other changes in our control not approved by the Board of Directors. As a result, our shareholders may lose opportunities to dispose of their Ordinary Shares at favorable prices generally available in takeover attempts or that may be available under a merger proposal, and the market price of the Ordinary Shares and the voting and other rights of our shareholders may also be affected.

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. All of our directors and officers reside outside the United States, and their assets are located outside of the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process or to bring an action against us or against these individuals in the Cayman Islands or in Hong Kong or China in the event that a shareholder believes that his rights have been infringed under the securities laws or otherwise. Even if a shareholder is successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong and China may render the shareholder unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands or Hong Kong of judgments obtained in the United States, although the courts of the Cayman Islands and Hong Kong will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time, and by the Companies Law (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in U.S. federal courts.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. While the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation or implementation of the rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by our shareholders in protecting their interests.

There may be conflicts of interest between our management and our non-management shareholders.

Conflicts of interest create the risk that our officers and directors may have an incentive to act adversely to the interests of the Company. A conflict of interest may arise between our officers’ and directors’ personal pecuniary interests and their fiduciary duty to our shareholders.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the future trading price of our Ordinary Shares.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the future trading price of our Ordinary Shares.

We have identified material weaknesses in our internal control over financial reporting in the Company and in China Bio and its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, we determined that we had the following material weaknesses in our internal control over financial reporting: (i) we had limited controls over information processing; (ii) we had inadequate segregation of duties; (iii) we did not have a formal audit committee with a financial expert; and (iv) we did not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

As a result, on August 1, 2022, our Board of Directors appointed three independent directors, two of whom the Board has determined qualify as financial experts under the applicable SEC rules, and formed an audit committee comprised of three independent directors. However, although the financial statements and footnotes are now reviewed by our management and our audit committee, we still do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions, or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether our internal controls are sufficient and any remedial actions required could result in our incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are a “smaller reporting company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be a smaller reporting company for an indefinite amount of time and thus relieved of the above-mentioned attestation requirement, an independent assessment of the effectiveness of our internal control over financial reporting could detect problems that our audit committee’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

The recent joint statement by the SEC, proposed rule changes submitted by NASDAQ, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, Ordinary Share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China, higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring foreign companies to certify that they are not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA.

On May 21, 2021, NASDAQ filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on the Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, our business and our Ordinary Share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend ourselves. This situation would be costly and time consuming and would distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may, in the future, be located in China or in Hong Kong, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange.

The HFCAA prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. In June 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. On December 16, 2021, the PCAOB issued the Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations.

Our previous public accounting firm, Centurion ZD CPA & Co (“Centurion ZD”), who audited our financial statements for the fiscal years ended March 31, 2020 and 2021, is headquartered in Hong Kong and thus subject to the determinations announced by the PCAOB in its Determination Report. Therefore, to protect our investors and to carry out the PCAOB’s mandate, we dismissed Centurion ZD as our independent registered public accounting firm effective February 25, 2022 and we engaged K.R. Margetson Ltd., whose principal office is located in Vancouver, British Columbia, Canada, as our new independent registered public accounting firm. Since Margetson is not located in China or Hong Kong, Margetson is not subject to the determinations announced by the PCAOB on December 16, 2021. We believe that the PCAOB’s inspectors and investigators will have consistent access to the audit work performed by Margetson for us. Therefore, we do not expect to be affected by the HFCAA or the AHFCAA at this time.

However, to the extent that our auditor’s work papers may, in the future, become located in mainland China or in Hong Kong, such work papers will not be available for inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese or Hong Kong authorities. If such lack of inspection were to extend for the requisite period of time under the HFCAA or the AHFCAA, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange and, if the AHFCAA is enacted, it will decrease the number of “non-inspection years” from three years to two years, thereby reducing the time before our Ordinary Shares may be prohibited from trading or delisted. In addition, if our auditor’s work papers were to become located in China or Hong Kong, and thereby not be available for PCAOB inspection, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections, and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We have never paid dividends on our Ordinary Shares.

We have never paid dividends on our Ordinary Shares and do not presently intend to pay any dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business strategy.

Risks Related to the Business of our Operating Subsidiaries

Bao Feng’s business depends on the market recognition of its brand. If we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be materially and adversely affected.

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

Our brand value will also be affected by customer perceptions. Those perceptions are affected by a number of factors, some of which are based on first-hand observation of our product quality and effectiveness, while others may be based on indirect information from media or other sources. Incidents and any negative publicity related thereto, even if factually incorrect, may lead to significant deterioration of our brand image and reputation and consequently negatively affect customers’ interest in our products, as well as top-notch sales and marketing personnel’s interest in being associated with our brand. Particularly in the age of digital media and social network, impacts of negative publicity associated with any single incident could be easily amplified and potentially cause impacts that go beyond our estimation or control.

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

Our business is in an industry that we expect to become increasingly competitive, and many of our competitors, both local and international, may have substantially greater technical, financial and marketing resources than we have. As a result, we may be unable to compete successfully with these competitors. As competition increases, we may also face pressures on pricing, which could result in lower margins. Lower margins may affect our ability to cover our costs, which could have a material negative impact on our operations and our business.

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

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results.

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

The success of our business depends on our ability to accurately anticipate and respond to future changes in consumer demand, maintain the correct inventory, deliver the appropriate products at the right prices and produce our products at minimum costs. We must optimize our product selection and inventory based on consumer preferences and sales trends. If we fail to anticipate, identify or react appropriately to changes in consumer demand, we could experience excess inventories, higher than normal markdowns or be unable to sell the products, which would reduce our revenue, financial position and results of operations.

While we must maintain sufficient inventory to operate our business successfully and meet our customers' demands, we must be careful to not overstock.

Changing consumer demands and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, affecting product availability and back-order time. We carry five different products for which we must maintain sufficient inventory amounts. In the event that consumer demand for one or more of our products decreases, we may be unable to sell our inventory of those products. Our inventory holding costs will increase if we maintain excess inventory. Conversely, if we do not have sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

We primarily depend on a few products for our revenue.

We currently rely on four products, including our Acer truncatum seedlings, for our revenue. We do not currently have any other products on which we could rely to support our operations if we were to experience any difficulty with the manufacture, marketing, sale or distribution of these product lines. If we were to become unable to sustain or increase the price or sales levels for these product lines, our business could be harmed.

If we expand our product offerings, or if we experience increased capital requirements for any reason, we may need to raise additional capital.

We primarily depend on our Neuro Enhancer product line for more than 65% of our revenue. We may decide to expand our product portfolio, which would entail increased research and development expenses. If cash generated from operations is insufficient to satisfy our requirements in this regard, we may need to raise additional capital. If we are unable to raise the additional required capital in a timely manner or on acceptable terms, we could be forced to reduce our growth plans. There can be no assurance that additional capital will be available to us or that it will be available on acceptable terms.

We depend on our largest customers for a significant portion of our sales revenue, and we cannot be certain that sales to these customers will continue. If sales to these customers do not continue, then our sales revenue will decline, and our business will be negatively impacted.

During the fiscal year ended March 31, 2022, three customers accounted for approximately 28% of Bao Feng’s sales. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. Unless we were able to replace them with other customers, the loss of any of our three largest customers would have a material negative impact on our sales revenue and our business. There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

There is limited protection of intellectual property available in China. Accordingly, we face the risk in China that unauthorized parties may attempt to copy or otherwise obtain or use our trademarks, copyrights, product formulations or other intellectual property. Further, because Chinese commercial law is relatively undeveloped, we may have limited legal recourse in the event that we encounter significant difficulties with intellectual property theft or infringement. As a result, we cannot assure you that we will be able to adequately protect our product formulations or other intellectual property.

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

We do not own the land on which we grow our Acer truncatum trees.

Dandong BF leases the land on which it grows its Acer truncatum seedlings pursuant to two-year leases. Therefore, the lessor could increase the rent payable under that lease every two years or could refuse to extend or enter into a new lease at the end of any two-year term. A significant increase in the amount of the rent could have a material negative impact on our financial condition and our results of operations. Moreover, on March 28, 2022, Dandong BF entered into an agreement (the “Agreement”) with Fanyun Meng (“Meng”), pursuant to which the land area for planting the Acer truncatum seedlings was adjusted from 308.14 mu (approximately 50.8 acres) to 210 mu (approximately 34.6 acres) with the use period of a two year period expiring December 30, 2024. The remaining 98.14 mu (approximately 16.17 acres) was to be held by Meng for his operations. However, on April 11, 2022, Dandong BF and Meng entered into a supplemental agreement to the Agreement (the “Supplemental Agreement”), pursuant to which Meng agreed to allow Dandong use of the remaining 16.17 acres until December 30, 2022 because Dandong BF is unable to timely remove all of its Acer truncatum trees from the other acreage. Therefore, our inability to also further extend or enter into a new lease at the expiration of any term of our lease could result in the necessity, and expense, of moving our Acer truncatum seedlings. Notwithstanding the terms and provisions of the Agreement and the Supplemental Agreement, we do not anticipate the further occurrence of an increase in rent or a refusal to renew; however, there can be no assurance that either of these events will not occur and, if the lessors were to sell the land underlying the leases, either of these events could become more likely. See “Business – Properties - Dandong BF”.

Moreover, management anticipates that the future supply of Acer truncatum seedlings will be much greater than the demand, thus resulting in possible dramatic cuts in pricing for the sale of Acer truncatum seedlings. Management anticipates further mark-downs of its inventories of Acer truncatum seedlings will be required. This may affect the acreage needed for the future growth of Acer truncatum trees.

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

In December 2019, a novel strain of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The Chinese government has continuously employed measures to reduce the spread of COVID-19, including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures.

Our business has been and may continue to be adversely impacted by the COVID-19 epidemic. Our Operating Subsidiaries are located in China, as are all of their employees, suppliers, product manufacturers, distributors and customers. Although Bao Feng’s online sales were not significantly affected by the epidemic, its total sales for the three months ended March 31, 2020 decreased by approximately 60.7% as compared to the three months ended March 31, 2019. Bao Feng’s production capacity was significantly reduced due to the government lockdown, and orders were filled through existing inventory. In addition, Bao Feng’s planned business expansion was delayed due to travel restrictions and other factors, including the postponement of planting of Acer truncatum seedlings for a year, which prevented the company from working towards expanding its distribution network.

Although Bao Feng resumed operations in September 2020, there is still uncertainty about the duration, severity and long-term impact of the COVID-19 pandemic, both in China and globally, and the extent of the long-term disruption to business and the economy remains unknown. A resurgence of COVID variants, such as the BA-5, could negatively affect our production capacity or the collection of customer payments or result in disruption of our supply chain. The continued uncertainties associated with COVID-19 may cause our revenue and cash flows to underperform in the fiscal year 2023 and potentially beyond. The extent of the future impact of COVID-19 and its variants is still highly uncertain and cannot be predicted as of the date of this Annual Report. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The first cases of the BA.5 variant of COVID-19 in China were detected in the first week of July. In Shanghai, authorities ordered mass testing for 12 of its 16 districts in response to new infections linked to a karaoke bar. Although the Chinese government lifted a months-long lockdown in Shanghai in June 2022, Shanghai remains subject to COVID-19 restrictions based on frequent testing. As of the date of this Annual Report, we do not believe that our Operating Subsidiaries’ business operations have been adversely affected by the BA.5 variant.

We may also experience negative effects from future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

Risks Related to the People’s Republic of China

Because a substantial portion of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and inconsistently with our current policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may: (i) delay or impede our development; (ii) result in negative publicity or increase our operating costs; (iii) require significant time and attention of management; and (iv) subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our Operating Subsidiaries’ business, could require us to change certain aspects of their business to ensure compliance, which could decrease demand for their products, reduce revenues, increase costs, require our Operating Subsidiaries’ to obtain more licenses, permits, approvals or certificates or subject us to additional liabilities. To the extent that any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, which could materially decrease the value of our Ordinary Shares.

If the Chinese government were to impose new requirements for approval from the PRC authorities to issue the Company’s Ordinary Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or “the Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

Based on the advice of PRC counsel, Tahota (Beijing) Law Firm, and our understanding of currently applicable PRC laws and regulations, the Company and its PRC subsidiaries: (i) are not currently required to obtain permissions from any PRC authorities to operate or to issue securities to foreign investors; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve their operations; and (iii) have not been denied any permissions by any PRC authorities. In addition, Zhong Yuan-HK, our Hong Kong subsidiary that owns 100% of the outstanding shares of Zhong Yuan-Shenzhen, is afforded the legal protections of national treatment under the Foreign Investment Law of the People’s Republic of China.

If we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the Opinions come into effect and are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

Given the current PRC regulatory environment, it is uncertain whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and if such permission is required, whether it will be denied or later rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this Annual Report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

According to the Administration Provision and the Measures (Draft for Comments), only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process with PRC administrations; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means if we complete the offering prior to the effectiveness of Administration Provisions and Measures, we will certainly go through the filing process in the future, perhaps because of refinancing or given by sufficient transition period to complete filing procedure as an existent overseas listed Chinese company. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted.

If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery of our Ordinary Shares, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

Changes in international trade or investment policies and barriers to trade or investment, and the ongoing geopolitical conflict, may have an adverse effect on our business and expansion plans, and could lead to the delisting of our securities from U.S. exchanges and/or other restrictions or prohibitions on investing in our securities.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. administration has advocated for and taken steps toward restricting trade in certain goods, particularly from China. From 2018 to late 2019, the United States announced several tariff increases that applied to products imported from China, totaling over US$550 billion. By the end of 2019, the two countries had reached a phase one trade deal to roll back tariffs and suspend certain tariff increases by the United States that were scheduled to take effect from December 2019, and in January 2020, the two sides entered into a formal phase one agreement on trade. The progress of trade talks between China and the United States is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs or impose additional tariffs on Chinese products in the near future. Furthermore, in August 2019, the U.S. Treasury Department labeled China as a currency manipulator, which label was officially dropped by the U.S. Treasury Department in January 2020. However, it is uncertain whether the U.S. government may issue any similar announcement in the future. As a result of such announcement, the United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, could adversely affect the financial and economic conditions in China, as well as our future international and cross-border operations, our financial condition and results of operations.

In addition, the United States is considering ways to limit U.S. investment portfolio flows into China. For example, in May 2020, under pressure from U.S. administration officials, the independent Federal Retirement Thrift Investment Board suspended its implementation of plans to change the benchmark of one of its retirement assets funds to an international index that includes companies in emerging markets, including China. China-based companies, including us, may become subject to executive orders or other regulatory actions that may, among other things, prohibit U.S. investors from investing in these companies and delist the securities of these companies from U.S. exchanges. As a result, U.S. and certain other persons may be prohibited from investing in the securities of the Company, whether or not they are listed on U.S. exchanges. For example, in November 2020, the U.S. administration issued U.S. Executive Order 13959, prohibiting investments by any U.S. persons in publicly traded securities of certain Chinese companies that are deemed owned or controlled by the Chinese military. In May 2021, the American depositary shares of China Telecom, China Mobile and China Unicom were delisted from the NYSE to comply with this executive order. In June 2021, the U.S. administration expanded the scope of the executive order to Chinese defense and surveillance technology companies. Geopolitical tensions between China and the United States may intensify, and the United States may adopt even more drastic measures in the future.

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

Additionally, China has issued regulations to give itself the ability to unilaterally nullify the effects of certain foreign restrictions that are deemed to be unjustified to Chinese individuals and entities. The Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the Ministry of Commerce (“MOFCOM”) on January 9, 2021 with immediate effect, provide that, among other things, Chinese individuals or entities are required to report to the MOFCOM within 30 days if they are prohibited or restricted from engaging in normal business activities with third-party countries or their nationals or entities due to non-Chinese laws or measures; and the MOFCOM, following the decision of the relevant Chinese authorities, may issue prohibition orders contravening such non-Chinese laws or measures. Furthermore, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Anti-foreign Sanctions Law, which came into effect on the same day. The Anti-foreign Sanctions Law prohibits any organization or individual from implementing or providing assistance in implementation of discriminatory restrictive measures taken by any foreign state against the citizens or organizations of China. In addition, all organizations and individuals in China are required to implement the retaliatory measures taken by relevant departments of the State Council. Since the aforesaid laws and rules were newly promulgated, there exist high uncertainties as to how such regulations will be interpreted and implemented and how they would affect our business and results of operations or the trading prices of our Ordinary Shares.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us. Furthermore, the imposition of tariffs could have a negative impact on our supply chain and on foreign demand for our products and, thus, could have a material adverse impact on our business and results of operations.

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

If the Chinese government chooses to exert greater oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC has recently proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China based Internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (2021 Version), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

We are in the business of nervonic acid research, the development of nervonic acid based herbal and chemical drugs, developing and marketing nervonic acid-based health supplements and sales of Acer truncatum seedlings, which does not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Based on the advice of PRC counsel, Tahota (Beijing) Law Firm, and our understanding of currently applicable PRC laws and regulations, the Ordinary Shares are not subject to the review or prior approval of the CAC or the CRSC. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

The Market Price For Our Ordinary Shares Could Be Adversely Affected By Increased Tensions Between The United States and China.

Recently, there have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the Standing Committee of the PRC National People's Congress issued the Law of the People's Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences—secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong's autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like the Company. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Chinese government may exert substantial influence over the manner in which we conduct our Operating Subsidiaries’ business operations in China.

The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to conduct our Operating Subsidiaries’ operations in China may be harmed by changes in its laws and regulations, including those relating to regulation of the health product industry, taxation, import and export tariffs, environmental regulations, land use rights, property ownership and other matters. We believe that our Operating Subsidiaries’ operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which our Operating Subsidiaries operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future could have a significant effect on us and our business.

China’s economic policies could affect our Operating Subsidiaries’ business.

Substantially all of our assets are located in China, and substantially all of our revenue is currently derived from our Operating Subsidiaries’ operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Further, China’s economy grew only by 0.4% in the second quarter of 2022 compared with a year earlier, down from the 5.8% growth seen in the first three months of 2021. A zero-COVID-19 policy and a contracting property market amid concerns over global inflation and recession threatens China’s economy anticipated 5.5% annual economic growth target for 2022, narrowly escaping a contraction in the second quarter of 2022. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Many of the economies in Asia, including China, are experiencing substantial inflationary pressures, which may prompt governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

While many of the economies in Asia, including China, have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures. Inflationary pressures may result in government intervention in the economy, including policies that may adversely affect the overall performance of the respective countries’ economy, which could, in turn, adversely affect our operations and the price of our Ordinary Shares. As governments take steps to address the current inflationary pressures, there may be significant changes in the availability of bank credit, interest rates, limitations on loans and restrictions on currency conversion and foreign investment. There also may be imposition of price controls. If prices for products from our suppliers and/or own products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on our profitability because of a decrease in revenue. In addition, if these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

Inflation, measures to contain inflation and speculation about potential measures can also contribute to significant uncertainty in relation to the economy and weaken investor confidence, which could affect our ability to access finance, including access to equity of international capital markets. Future measures by the governments, including increases in interest rates, intervention in the foreign exchange market and actions to adjust or fix the value of monetary denominations may trigger further increases in inflation, adversely affecting the overall performance of the respective economies. Inflation can also increase our costs and expenses, and we may not be able to transfer such costs to our customers, which would reduce our profits and net profit margins.

Fluctuation of the RMB may affect our financial condition by affecting the volume of cross-border money flow.

The value of the RMB fluctuates and is subject to changes in the PRC’s political and economic conditions. Since July 2005, the conversion of RMB into foreign currencies, including USD, has been based on rates set by the People’s Bank of China, which are set based on the interbank foreign exchange market rates and the current exchange rates of a basket of currencies on the world financial markets.

We may face obstacles from the communist system in the PRC.

Foreign companies conducting operations in the PRC face significant political, economic and legal risks. The communist regime in the PRC may hinder Western investment in the Company.

We may have difficulty establishing adequate management, legal and financial controls in the PRC.

The PRC historically has been deficient in Western-style management and financial reporting concepts and practices, as well as in modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

The PRC legal system embodies uncertainties, which could limit law enforcement availability.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary and affiliate is subject to PRC laws and regulations. However, these laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection to which we are entitled by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative court proceedings and the level of law enforcement that we would receive in more developed legal systems. Such uncertainties, including the inability to enforce our contracts, could affect our business and operations. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the availability of law enforcement, including our ability to enforce our agreements.

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

We are a Cayman Islands holding company, and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for servicing any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Our PRC subsidiaries, as foreign invested enterprises, or FIEs, are also required to further set aside a portion of their after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

Risks Related to Our Ordinary Shares

There is currently only a limited trading market for our Ordinary Shares.

There currently is only a limited trading market for our Ordinary Shares. Our unregistered outstanding Ordinary Shares cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations in the United States. These restrictions will limit the ability of certain of our shareholders to liquidate their investment.

Our 2,236,192 Ordinary Shares that were registered under the Securities Act are currently trading on the OTCQB under the symbol ZHYBF. However, there can be no assurance that a regular public market for these Ordinary Shares will ever develop. If a regular trading market for our securities does not develop, you will likely not be able to sell your Ordinary Shares, and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our Ordinary Shares. With a limited trading market, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their Ordinary Shares.

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

We may not be able to achieve secondary trading of our Ordinary Shares in certain states because our Ordinary Shares are not nationally traded, which could subject our shareholders to significant restrictions and costs.

Our Ordinary Shares are not currently eligible for trading on the Nasdaq Capital Market or on a national securities exchange and are subject to the securities laws of the various states and jurisdictions of the United States in addition to federal securities law. Absent compliance with such individual state laws, our Ordinary Shares may not be traded in such jurisdictions. The holders of our Ordinary Shares and persons who desire to purchase them should be aware that there may be significant state “Blue Sky” law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Absent an exemption, these restrictions prohibit the secondary trading of our Ordinary Shares.

We are currently listed in Mergent’s International Manual, a leading provider of business and financial information on publicly listed and quoted companies. That listing provides us with “manual” exemptions in approximately 35 states, the District of Columbia, Guam and the U.S. Virgin Islands, that have what is commonly referred to as a “manual exemption” for secondary trading of securities listed in Mergent’s International Manual such as our 2,236,192 Ordinary Shares that have been registered under the Securities Act. In these states, territories and district, so long as we maintain our listing with Mergent, Inc., secondary trading of our Ordinary Shares can occur without filing, review or approval by state regulatory authorities. These 35 states are: Alaska, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Washington, Wisconsin and Wyoming. Due to our listing in Mergent’s International Manual, secondary trading can occur in these states without further action. In addition, secondary trading of our registered Ordinary Shares can occur in Delaware because, although it does not have an exemption for securities listed in Mergent’s International Manual, it has an exemption for securities that are quoted on the OTCQB.

We currently do not intend to and may not be able to qualify our Ordinary Shares for resale in other states that require our Ordinary Shares to be qualified before they can be resold by our stockholders. Accordingly, investors should consider the secondary market for our securities to be a limited one.

It is likely that there will be significant volatility in the trading price of our Ordinary Shares.

In the event that a public market for our Ordinary Shares is created or maintained in the future, market prices for the Ordinary Shares will be influenced by many factors and will be subject to significant fluctuations in response to variations in operating results of Bao Feng and other factors. Our stock price will also be affected by the trading price of the stock of our competitors, investor perceptions of Bao Feng, interest rates, general economic conditions and those specific to our industry, developments with regard to Bao Feng’s operations and activities, our future financial condition and changes in our management.

Risks relating to low priced stocks.

Our Ordinary Shares are quoted on the OTCQB. If the inside bid quotation price of the Ordinary Shares should drop below $5.00, trading in the Ordinary Shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our Ordinary Shares, which could severely limit the market liquidity of our Ordinary Shares and the ability of holders of our Ordinary Shares to sell them.

We are controlled by our principal shareholders, whose interests may differ from those of the other shareholders.

As of the date of this Annual Report, our principal shareholders consisting of Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is wholly owned by Fung Ming Pang, our Chief Financial Officer and director and Xianyang Chen, Bao Feng’s Chief Technical Officer, own approximately 78.4% of our Ordinary Shares. Our principal shareholders are in a position to elect the Board of Directors and to control our business and affairs, including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. We may also be prevented from entering into transactions that could be beneficial to our other shareholders. The interests of our principal shareholders may differ from the interests of our other shareholders.

Our principal shareholders may engage in a transaction to cause us to repurchase our Ordinary Shares.

In order to provide an interest in us to a third party, our principal shareholder may choose to cause us to sell our securities to third parties, with the proceeds of such sale being utilized by us to repurchase our Ordinary Shares. As a result of such transaction, our management, principal shareholders and Board of Directors may change.

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

We are an “emerging growth company,” as defined in the JOBS Act, and take advantage of certain exemptions from various requirements applicable to other reporting companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised financial accounting standards. We have elected to use the extended transition period for complying with new or revised financial accounting standards under Section 102(b)(2) of the JOBS Act that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Certain Legal Consequences of Foreign Incorporation and Operations

Judgments against us and our management may be difficult to obtain or enforce.

We are organized as an exempted company under the laws of the Cayman Islands, our principal executive offices are located in Hong Kong and we conduct substantially all of our operations in China. Both of our directors and officers reside outside the United States and their assets are located outside of the United States. Outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws. In addition, since both of our officers and directors reside outside the United States, and their assets are located outside the United States, it may not be possible for investors to effect service of process within the United States upon them or to enforce against us or them judgments predicated upon the liability provisions of United States federal securities laws. There is substantial doubt as to the enforceability against us or our officers and directors in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities laws.

No treaty exists between Hong Kong or the Cayman Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the Cayman Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the Cayman Islands for the recovery of this debt. A Hong Kong or Cayman Islands court will only accept a foreign judgment as evidence of a debt due if:

•	The judgment is for a liquidated amount in a civil matter;
•	The judgment is final and conclusive;
•	The judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong court is unlikely to accept a judgment for an amount obtained by doubling, tripling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);
•	The judgment was not obtained by actual or constructive fraud or duress;
•	The foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the Cayman Islands;
•	The proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);
•	The proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the Cayman Islands;
•	The person against whom the judgment is given is subject to the jurisdiction of a foreign court; and
•	The judgment is not on a claim for contribution in respect of damages awarded by a judgment, which fall under Section 7 of the Protection of Trading Interests Ordinance, Chapter 7 of the Laws of Hong Kong.

Enforcement of a foreign judgment in Hong Kong or the Cayman Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

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

Item 4. Information on the Company

History and Development of the Company

We were originally incorporated in Delaware as “Agate Island Acquisition Corporation” on April 4, 2016 to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. On March 13, 2017, our name was changed to China Biotech Holdings Limited in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry. Effective August 21, 2018, we were redomiciled from Delaware to the Cayman Islands by merging into our wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, our name was changed to Zhong Yuan Bio-Technology Holdings Limited.

On August 31, 2019, we closed on a Share Exchange Agreement with Zhong Yuan Investment whereby we acquired all of the outstanding common stock of China Bio in exchange for the issuance of our Ordinary Shares to Zhong Yuan Investment. Pursuant to the Share Exchange Agreement, China Bio became our wholly owned subsidiary and Zhong Yuan Investment became the owner of approximately 95% of our then outstanding Ordinary Shares.

Immediately prior to the Share Exchange, we were a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations. The acquisition of China Bio by us will be accounted for as a reverse merger because on a post-merger basis, the former shareholder of China Bio held a majority of our outstanding Ordinary Shares on a voting and fully diluted basis. As a result of the Share Exchange, we are engaged in the business of developing and marketing nervonic acid-based health supplements and sales of Acer truncatum seedlings through our Operating Subsidiaries, Bao Feng and Dandong BF. Our management believes that we are no longer a shell company. Also as a result of the Share Exchange, we changed our fiscal year end from December 31 to March 31. Bao Feng was incorporated under the laws of the PRC on August 30, 2012.

On December 13, 2019, we closed on the sale of 1,450,000 Ordinary Shares (pre Reverse Stock Split), at a purchase price of $0.10 per Ordinary Share, pursuant to the 2019 Private Offering, which was conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Ordinary Shares were offered and sold solely outside the United States to investors who are not U.S. persons, as defined in Regulation S.

On July 24, 2020, we completed a one-for-ten reverse stock split of our Ordinary Shares. As a result of the Reverse Stock Split, our authorized share capital was decreased from 500,000,000 Ordinary Shares with a par value of US$0.0001 each to 50,000,000 Ordinary Shares with a par value of US$0.001 each, and the number of issued and outstanding Ordinary Shares was decreased from 171,450,000 Ordinary Shares to 17,145,000 Ordinary Shares.

On November 17, 2020, we sold 50,000 Ordinary Shares (post Reverse Stock Split), to an independent shareholder at a purchase price of $1.00 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Ordinary Shares were offered and sold solely outside the United States to an investor who is not U.S. person, as defined in Regulation S.

On November 17, 2020, we acquired 25,000 of its Ordinary Shares (post Reverse Stock Split) from one of our shareholders. The Ordinary Shares were acquired for no consideration; however, we paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Ordinary Shares were thereafter cancelled.

On November 18, 2020, we acquired 25,000 of our Ordinary Shares (post Reverse Stock Split) from one of our shareholders. The Ordinary Shares were acquired for no consideration; however, we paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Ordinary Shares were thereafter cancelled.

On December 31, 2020, Bao Feng completed its acquisition of a 100% equity interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment at that time and the father of Ting-ting Chang, our Chief Executive Officer and director for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director. Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer truncatum seeds in Dandong city, Liaoning Province, in the north-eastern region of the PRC. As Dandong BF has approximately 1,700,000 Acer truncatum trees which, in accordance with the terms and provisions of the Agreement and the Supplemental Agreement, will need to be removed by December 30, 2022. However, the acquisition of Dandong BF could allow the Company to control the supply and ensure the quality of its Acer truncatum seeds and seedlings, the important raw material of nervonic acid.

On November 15, 2021, we sold 130,000 Ordinary Shares to independent shareholders, at a purchase price of $2.00 per Ordinary Share, with one warrant for every ten Ordinary Shares sold (“Warrant”), pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. Each Warrant is entitled to subscribe for one Ordinary Share at a price of $4.00 per Ordinary Share for one-year period ending November 15, 2022. In accordance with Regulation S, the Ordinary Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

On December 2, 2021, Fung Ming Pang exercised 300,000 options granted under the employment agreement dated May 4, 2020 between the Company and Ms. Pang (the “Pang Employment Agreement”). Under the terms of the Pang Employment Agreement, Ms. Pang was granted options (“Options”) to purchase an aggregate of 600,000 post-reverse stock split Ordinary Shares at an exercise price of $0.50 per Ordinary Share. The Options were exercisable on a cashless basis. An aggregate of 300,000 Options vested upon commencement of trading of the Ordinary Shares on the OTCQB. We issued an aggregate of 272,118 Ordinary Shares in accordance with the terms and provisions of the Pang Employment Agreement upon Ms. Pang’s cashless exercise of the 300,000 Options.

On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Ordinary Shares, 2,656,388 Ordinary Shares, 2,656,388 Ordinary Shares, 2,125,111 Ordinary Shares and 318,767 Ordinary Shares of the Company (totaling 14,181,941 Ordinary Shares of the Company) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is wholly owned by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen respectively. After these share transfers, Zhong Yuan Investment does not hold any of our Ordinary Shares.

On April 29, 2022, we sold 100,000 Ordinary Shares to an independent shareholder, at a purchase price of $4.00 per Ordinary Share, and in June 2022, we sold 20,000 Ordinary Shares to current shareholders, at a purchase price of $4.00 per Ordinary Share and 12,500 Ordinary Shares to independent shareholders, at a purchase price of $5.00 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, Ordinary Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

When we refer in this Annual Report to business and financial information for periods prior to the consummation of the Share Exchange, we are referring to the business and financial information of Zhong Yuan Investment and its subsidiaries unless the context suggests otherwise. When we use phrases such as “we,” “our,” “company” and “us,” we are referring to the Company and all of its subsidiaries, as a combined entity.

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

In the past, nervonic acid was derived from the brains of sharks. However, the extraction process from that source is difficult, and the cost is too high for commercialization. In addition, sharks are protected by the United Nations and many countries. Another good source of nervonic acid is the malania oleifera plant, which is native to southern China. The malania oliefera plant is said to have up to 40.9% to 50% nervonic acid; however, it is a threatened species in the world and is on the list of key wild plants for state protection. The dried seeds of the Acer truncatum tree, which is a type of maple native to northern China, Mongolia and Korea, were found to contain 5.8% nervonic acid. Therefore, the seed oil of the Acer truncatum tree is considered to be a good source of natural nervonic acid, as well as other compounds such as Vitamin E.

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
(Source: Herb Nutritionals, September 25, 2015, http://herbnutritionals.com)

The raw material sources of nervonic acid are insufficient to meet Chinese demand. Therefore, Bao Feng has a contract with the Wengniuteqi government pursuant to which it obtains Acer truncatum seeds and seedlings both for use in making its products and for sale.

China’s over-60 population has reached 249 million, approximately 49.7% of which have some form of white matter lesions, including Alzheimer’s disease, brain atrophy and other diseases. This prevalence rate increases to almost 100% in the over-80 Chinese population. In addition, in 2015, the World Health Organization estimated that 28% of the social burden imposed on societies by diseases was attributable to brain disorders. With China's aging trend accelerating, Alzheimer's disease will be increasingly re-regulated by the government and the biomedical community. In addition, according to incomplete statistics, the incidence of cerebral palsy in China accounted for 1.84% of the population and 2.23% of mentally retarded children. A thousand new cases of encephalopathy occur every year, and 75% of them are fatal or disabling. The market for prevention and treatment of brain diseases in China alone is estimated at over US $100 billion. (Advances in Pathology and Pathogenesis of WMLs / Fucheng Hou & Mei Yin / Journal of Clinical Neurology / 31. 2018 (04): 310-313.)

When Bao Feng was established in 2012, its management was aware of only three major competitors engaged in nervonic acid biotechnology, making Bao Feng one of the first enterprises specializing in the production and application of nervonic acid in China. Our team of scientists has over 30 years combined experience in the field of Acer truncatum tree research and more than 10 years’ experience in nervonic acid applications. In addition, Bao Feng achieved the National High-Tech Enterprise Award in 2017. This award recognizes the continuous research and development and the transformation of technological achievements in the high-tech fields supported by the state, forming the core independent intellectual property rights of the enterprise, and the carrying on of business activities on this basis in China (not including resident enterprises registered in Hong Kong, Macao and Taiwan) for more than one year.

The Science Behind Our Product Development

Bao Feng’s business is centered around lipids, especially nervonic acid, and their structural compounds as a means to screen for and intervene in neurological diseases such as cognitive disorders, white matter atrophy and stroke. Nervonic acid, which falls within the fatty acid category of lipids, comprises up to 35% of the long chain fatty acids in the myelin sheath surrounding the nerve fiber and is, therefore, necessary for the repair of nerve degeneration and injury. Ideally, there is a balance between the breakdown of the myelin sheath around a nerve fiber, which serves as an insulator and allows faster transmission of electrical impulses, and its regeneration utilizing nervonic acid. However, due to the length of the fatty acid chain, the body’s efficiency in synthesizing nervonic acid is low. Studies have shown a correlation between the level of nervonic acid and such diseases as Alzheimer’s disease (Song et al., 2018; Vozella, Basit, Misto & Piomelli, 2017), multiple sclerosis (Tanaka, Shimizu, Ohtsuka, Kamashiro & Oshida, 2007), schizophrenia (Amminger et al, 2012), attention deficit disorder in children (Chen et al., 2011) and recurrent depression (Johanna et al., 2010), as well as premature versus full-term infants.

Bao Feng has participated in numerous studies, using metabolomics, mass spectrometry, artificial intelligence and big data mining technology, that have found a high correlation between nervonic acid deficiency and cognitive impairment, neuromyelitis and multiple sclerosis, confirming that nervonic acid is a core marker for leukoencephalopathy (brain white matter diseases).

Research in Cooperation with Hospitals

China Medical University. Bao Feng has conducted numerous academic and scientific research projects in cooperation with China Medical University, the first top-tier medical institution established in China. In 2017, China Medical University established the Research Center of Plateau Medicine, for which Dr. Xianyang Chen, Bao Feng’s Chief Technical Officer, served as deputy director of the academic department, to carry out systematic research on cerebral hypoxia. Bao Feng and the Research Center of Plateau Medicine have jointly conducted numerous research projects for which the results have been published, including ‘research on the biological process and molecular mechanism of nervonic acid participating in brain hypoxia nerve repair,’ ‘clinical research on the alleviation of high altitude hypoxia brain injury by nervonic acid,’ and ‘research on the mechanism of nervonic acid treating neonatal rats with hypoxic-ischemic brain injury in plateau area.’ In 2018, the ‘Demonstration Meeting of High Altitude Medical Research Center’ was called to demonstrate the effect of nervonic acid on alleviating brain nerve injury caused by high altitude hypobaric hypoxia and on alleviating nerve injury of pregnant women and infants caused by high altitude hypobaric hypoxia, as well as the use of nervonic acid in the development of new drugs for alleviating cognitive impairment. The Research Center of Plateau Medicine and Bao Feng are currently conducting joint research on the repairing effects of nervonic acid on demyelinating loss caused by hypoxia.

Xuanwu Hospital of Capital Medical University.  Xuanwu Hospital is a pre-eminent general hospital in both geriatrics and neuroscience. Bao Feng has participated in the following research projects in cooperation with the National Clinical Research Center for Geriatric Disorders of Xuanwu Hospital: (i) research on nervonic acid as a biomarker for nervous system diseases (the world's innovation technology); (ii) clinical research on the effectiveness of nervonic acid on nervous system diseases; and (iii) research on the metabolism of the nervous system data analysis and processing system. Among the research participants, Bao Feng, which holds the relevant patents, had primary responsibility for providing the experiment technology and data analysis, and Xuanwu Hospital National Geriatric Disease Clinical Research Center has had primary responsibility for clinical trial design, sample case collection and clinical effect evaluation.

Bao Feng has entered into a contract with Xuanwu Hospital to establish a scientific research project on "White Matter and Parkinson's Disease Markers Verification Research and Drug Development." This cooperative project aims to verify the effectiveness of molecular markers and their combinations for leukoencephalopathy and Parkinson's Disease. based on the marker molecules, The project will also involve research and development of plant extracts and small chemical molecules of drug efficacy.

Our Nervonic Acid Source

We extract the nervonic acid utilized in our products from the seeds of Acer truncatum trees. Our seeds are supplied by the Wengniuteqi District government farm in Inner Mongolia, which contains approximately 70,000 mu (11,532 acres) of wild 100-year old Acer truncatum trees. In March 2017, Bao Feng entered into a cooperation agreement with the Wengniuteqi District under which Bao Feng provides the seedlings for an additional 10,000 mu (1647 acres) of Acer truncatum trees, and the government farm provides the land and plants and maintains the seedlings. The government farm harvests the seeds, which are currently estimated to be approximately 400,000 tons per year, and Bao Feng has the exclusive right to purchase the seeds from both the old and the new trees.

In addition, on December 31, 2020, Bao Feng closed on the acquisition of all of the outstanding shares of Dandong BF, a PRC corporation that is principally engaged in the research, development, growing and sale of Acer truncatum seeds in Dandong, Liaoning Province, in the northeastern region of the PRC. Dandong BF’s assets include approximately 1,700,000 Acer truncatum trees. The sole shareholder of Dandong BF was Yu Chang, the then record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and Ting Ting Chang’s father.

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

The nervonic acid is extracted from the Acer truncatum seeds, and our products are produced by Inner Mongolia Xingyuan Vegetable Oil Co., Ltd., located in Mongolia, and by Heze Zonghoo Jianyuan Biotech Co., Ltd., located in Shandong Province, China, under contract with Bao Feng. Under the agreements, Bao Feng provides the Acer truncatum seeds, the extraction technology and the formula for producing the products, while the other party extracts the nervonic acid from the seeds, provides the other raw materials and manufactures and packages the finished products in accordance with the specifications of Bao Feng.

Our Current Products

Our main products are a series of nervonic acid supplements, marketed under the “Muzhiyuan-Neuro Enhancer" brand, and high-quality seedlings specially cultivated by Bao Feng. Our nervonic acid products are 100% organic.

1. NEURO ENHANCER nervonic acid oil

Nervonic acid 5.61%	Nervonic acid 6.89%

There are 12 kinds of fatty acids in NEURO ENHANCER nervonic acid oil, more than 90% of which are unsaturated fatty acids. The product contains 18 amino acids, 8 of which are essential to the human body, high levels of vitamin E and various trace elements. The special functional fatty acid - nervonic acid - is present at levels up to 6.89%, which is intended to provide enough nutrition for the brain with the goal of preventing brain disease and improving brain function.

2. Muzhiyuan Acer truncatum formula oil

Nervonic acid 2.3%

Formula oil contains a variety of fatty acids, amino acids, vitamins and trace elements. Its main components are nervonic acid and alpha-linolenic acid, which also has a unique role in brain health but which is less expensive than nervonic acid. Therefore, formula oil is more affordable and better suited for daily consumption by the entire population.

3. Life’s NA Candy

Nervonic acid 2.9%	Nervonic acid 2.9%

Life’s NA Candy is a composite gel candy with omega 9 nervonic acid, omega 3 DHA and other omega 6 fatty acids. The formula was determined based on expert recommendations and preliminary clinical trials, and it contains a complex combination of neurotrophic agents which is prospectively designed and innovative. In addition, the product tastes good and the active ingredients are easy to absorb.

4. High-quality seedlings of Acer truncatum

In cooperation with Dr. Xingyan Wang, who is China’s leading economic forest expert, a professor at Northwest Agriculture and Forestry University and also the founder and pioneer of the Acer truncatum industry in China, Bao Feng culminated more than 30 years, combined, of biological engineering research by successfully cultivating high-quality Acer truncatum seedlings with strong stress resistance, stable quality and a wide range of adaptability. The company markets these seedlings to the PRC government, landscaping companies and individuals; however, the Company has not derived significant revenue from this product for the last few years.

Products Under Development

Biomarker screening kits

At present, most early screening for brain diseases is not sensitive or requires expensive equipment such as MRI. Bao Feng has used lipidomic strategy based on LC-MS (liquid chromatography—mass spectrometry), a powerful technique used for separation, identification and quantification, to develop in vitro diagnosis (“IVD”) diagnostic kits. This new LC-MS method could assist in the diagnosis of related diseases with an accuracy rate of more than 90%, which is extremely close to the clinical gold standard.

Bao Feng has 17 patents to support findings in nervonic acid-like biomarkers that can assist in the detection and diagnosis of neurological diseases.

Bao Feng is in the process of developing the following early screening kits for brain disease to promote early detection:

•	Brain white matter signal abnormalities screening kit

Originally, Bao Feng developed a blood test kit to screen for brain white matter signal abnormalities, which previously had been detected by MRI only. An abnormal white matter signal in the brain is a predictor of most degenerative neurological diseases, including attention deficit disorders, cognitive impairment, brain atrophy, demyelination, etc. Brain white matter disease screening routinely utilizes MRI technology, which is expensive, requires an appointment in queue and is not suitable for general screening. Bao Feng partnered with the National Research Center for Geriatric Clinical Diseases (Xuanwu Hospital) to use metabolomics strategy combined with machine learning techniques to discover a combination of core biomarkers for disease blood tests. Using novel biomarkers screening for cerebral white matter disease has achieved an accuracy of over 90%, which is close to MRI results. In the future, this type of screening could help in the early detection of white matter disease, the worldwide incidence of which is close to 50% over the age of 60.

•	Parkinson’s disease screening kit

In collaboration with Dr. Chaodong Wang of Xuanwu Hospital (Profile: https://www.haodf.com/doctor/4773060060.html), a Parkinson's disease expert, Bao Feng has developed a blood test kit to help doctors quickly screen for Parkinson's disease, including multisystem atrophy. The diagnosis of clinical Parkinson's is very difficult and involves multiple weight scales, such as motor symptoms and non-motor symptoms, as well as medication use. Bao Feng has identified blood biomarkers suitable for universal screening through cohort studies to improve the clinical efficiency of Parkinson's diagnosis.

•	Ischemic stroke screening kits

Cerebrovascular stenosis or occlusion, caused by cerebral blood flow blockage, can produce ischemia anoxia, softening or even necrosis of brain tissue, resulting in cerebrovascular dysfunction and apoplexy related symptoms. Ischemic stroke is the primary type of cerebrovascular disease, with approximately 85% of cerebral strokes being ischemic. Through comparative pathology studies, Bao Feng has identified blood metabolic biomarkers for ischemic stroke, with white matter abnormalities as a complication. This technique provides an important assisted diagnostic function for prevention of ischemic stroke.

Plant-based and synthetic drugs

Bao Feng has improved its purification process to produce high (medical) grade nervonic acid in a laboratory setting and is currently working on building factories to achieve mass production. The next step is expected to be the development of pharmaceutical products or the sale of raw materials for nervonic acid products throughout China and abroad.

Based on its research findings about pharmacodynamic molecules in the body and the structures that can cross the blood-brain barrier after supplementation with Acer truncatum seed oil, Bao Feng obtained a patent titled “A biomarker for the pharmaceutical effect of nervonic acid from Acer truncatum seed oil and its medicinal application.” The patent was authorized by the National Patent Office in only 61 working days due to its originality and significant market potential. This discovery - that a structural compound of nervonic acid could be used as a marker - laid the foundation for the development of a nervonic acid based medicine and proved the effectiveness of nervonic acid products produced by Bao Feng for future disease interventions.

This research and patent are significant because they lay a theoretical foundation for Acer truncatum as a Chinese traditional medicine in that they prove the effect and molecular markers in vivo for Acer truncatum seed oil supplementation, which is central to traditional Chinese medicine judgment. Bao Feng has started the application process for Acer truncatum to be designated as a local standard for Chinese medicinal materials and expects it to be so designated within a year. Bao Feng has also started the application process for China's innovative botanicals. To date, botanical extracts have been obtained through the supercritical extraction scheme, and preliminary efficacy research in mice has been completed. The pre-clinical approval work is expected to be completed within a year.

Additionally, Bao Feng has found that new targets or biomarkers for cognitive impairment are nervonic acid-like molecules. This discovery has been patented as "Biomarker for diagnosing cognitive impairment and its application." Based on the innovation and market value of the patent, the National Patent Office completed the authorization of this patent within 56 working days. The significance of this study and patent is that we have found that nervonic acid-like molecules can indicate cognitive impairment, especially demyelinating Alzheimer's disease, and can serve as a target molecule for our chemical drugs. A series of modified molecules based on nervonic acid-like biomarkers are being used in a pre-clinical study for a potential new drug. The discovery that nervonic acid structural compounds can be used as core biomarkers for neurological diseases is of great significance in the development of chemical drugs. The use of nervonic acid structural compounds as core biomarkers also can be used as a detection method in the development of screening kits, as described above.

Application of Acer truncatum seed oil for regulation of intestinal flora

Bao Feng has found that supplementation of Acer truncatum seed oil can regulate intestinal flora, and significant regulatory effects were observed on changes of Lactobacillus, Bacteroides, etc. We have protected future medical applications of this discovery through our patent titled "Application of Acer truncatum seed oil in preparation of drugs for regulating intestinal flora." Bao Feng’s research in this area found that after taking nervonic acid oil, the abundance of Firmicobacterium, which increases with Alzheimer's disease, showed a downward trend, while the abundance of Bacteroidetes, which decreases with Alzheimer's disease, showed an upward trend. Therefore, we believe that taking nervonic acid oil may help to improve Alzheimer's disease. This research may also be used in the future to intervene in other diseases believed to be caused by disorders of intestinal flora, such as autism.

Future potential pharmaceutical applications of nervonic acid

The pathogenesis of Alzheimer’s disease is mainly concentrated in Aβ senile plaques, tau protein metabolic abnormalities, neuroinflammation and metabolic syndrome. Therefore, due to the above pathogenesis, drug target design focuses on β amyloid protein clearance, tau protein modification, neuroinflammatory inhibition and synaptic plasticity and protection.

At present, there are at least 15 types of Aβ disease modifying drugs, such as aducanumab, lecanemab, ALZ-801, etc.; 19 types of disease modifying drugs targeting neuritis, such as NE3107, AL002, BCG vaccine, etc.; and 15 drugs targeting synaptic plasticity and neuroprotection, including AGB101, AR1001, ATH-1017, etc. Pfizer, Roche, Eli Lilly, Biogen and other pharmaceutical companies all have relevant drug development plans for treating Alzheimer’s disease. In particular, Biogen’s aducanumab is a monoclonal antibody that selectively targets Aβ protein. It is the only pharmaceutical drug that has progressed to the stage of market application, but its marketing was temporarily frustrated because it did not obtain the support of the FDA expert advisory committee in November 2021.

As the main component of the myelin outer membrane, nervonic acid accounts for more than 30% of long-chain fatty acids, and it plays an important role in myelin synthesis (plasticity). It has been reported that nervonic acid can enhance the repair of the myelin sheath (Cell, 2019, 8 (8), 786), and Bao Feng’s work demonstrates that the supplementary intake of nervonic acid can improve the cognitive ability of rats (Food & Function, 2021, DOI: 10.1039 / d1fo03671h). Its mechanism is that nervonic acid regulates the lipid remodeling of blood and brain, which enriches the "beneficial" fat in the blood and brain. Ultimately, this achieves Omega 3 / Omega 6 / Omega 9 fatty acid re-balancing within the body. Especially for rats with hypoxia (low oxygen level) and ischemia (blood deficiency), supplementation with nervonic acid can effectively improve motor ability, cognitive ability and even mental health level (results not yet published). Meanwhile, clinical trials of nervonic acid extract as a nutritional food are being carried out in many hospitals. The registration number of the China Clinical Trial Registration Center is ChiCTR2000041229.

Presently, as with the research and development of biological drugs, the extraction process of nerve acid extracts has undergone only small-scale testing. It is in the pilot testing stage, and management intends to obtain the certification of CMC (Chemical Manufacturing and Control).

Future Business Plan

Bao Feng aims to achieve full coverage of products in the fields of food, health care products and medicine, and to become the preeminent brand for brain health supplements.

•	Bao Feng plans to develop different forms of food-based nervonic acid products targeted at different age groups, such as different forms of candy, drinks, effervescent tablets, meal powders and others.

•	Bao Feng plans to develop new nervonic acid combination drugs which we expect will be superior to single-ingredient drugs for neurodegenerative diseases, such as Alzheimer's. The procedure involves preclinical preparation, including target and biomarker analysis, determination of the drug dosage form and applying for clinical approval (IND). Bao Feng hopes to obtain approval within two years.

•	Bao Feng plans to study the role of nervonic acid in its genetic metabolism laboratory through metabolomics and genomics. Its genetic metabolism laboratory was jointly established by Bao Feng and the National Health and Occupational Safety and Health Research Center. We believe that understanding the mechanism through which nervonic acid prevents brain disease will lay a theoretical foundation for the development of new products.

•	Bao Feng plans to continue applying for patents related to nervonic acid. Management expects to apply for over 100 patents within five years to achieve technical barriers to competition in the field of nervonic acid, including the technology of extraction and purification

Sales and Marketing

We market and sell our products through multiple channels: (i) direct sales force, including our own employees and independent sales agents and direct online sale platform, and (ii) distribution network, including our domestic and export distributors

Direct Sales Force and Direct Online Sale Platform

Our Sales Team

As of the date of this Annual Report, our direct sales team consists of 10 employees. Our sales team provides us with direct access to our customers and is capable of addressing our customers’ needs quickly and efficiently. They also coordinate with our distributors and independent sales agents regarding marketing and sales of our products.

The compensation package for our sales team includes a fixed base salary plus commissions based on collected revenues from their sales. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel.

Direct Online Sale Platform

The Company established its own e-commence channel on WeChat Mini Program platform to promote and sell our products directly to individual customers.

Distribution Network

Bao Feng currently has approximately 55 domestic distributors and 2 export distributors, Distributors usually purchase products from us at a lower price and then resell our products to end customers both domestically and internationally at a comparatively higher price and earn the price difference.

Our partners mainly utilize the following channels:

•	Basic wholesale channels: We supply nervonic acid products to retailers at wholesale prices, the retailers then re-sell the products at market retail prices.
•	TV shopping channels: Bao Feng sells its nervonic acid products through TV shopping channels. We expect a high sales volume through this sales method because we believe that the people who watch TV shopping channels are Bao Feng’s primary target group, and Bao Feng offers its products in combination packages at lower costs.

•	Conference marketing: This entails both selling through conference marketing companies, whereby Bao Feng simply provides the products, and lectures on brain protection held, for example, in pension channels and training institutions, followed by direct sales of products to lecture attendees.
•	E-Commerce: including Alibaba and other third-party channels.
•	Special sales channels: chain pharmacies, pension rehabilitation institutions, hospitals and self-built brain nerve rehabilitation centers. Bao Feng also cooperates with hospital director experts who recommend its products through hospitals and other institutions.
•	Direct sales: Bao Feng locates target users through promotions, and then sells directly by telephone. We acquire accurate user data, which can be maintained for an extended period of time, to optimize the repurchase rate. Sales through this channel are made at a 30% discount.

Management intends to expand Bao Feng’s marketing to include:

•	Targeted advertising: for example, “X Doctor,” “Yang sheng tang” and other programs. We also plan to advertise through Chinese Tik Tok, “Kuaishou” and other network programs, as well as live broadcasts, and through video communication for fans, in hopes to guide viewers to Bao Feng’s store to purchase products.
•	Recruit city partners, accelerate the replication of successful models to big cities, such as Shanghai and Guangzhou, and expand sales channels.

Customers

Bao Feng markets and sells its products both to individuals and to wholesale and retail outlets in China. For the fiscal years ended March 31, 2022 and 2021, sales revenue from three major customers was US$652,478 and US$602,969 or approximately 28.0% and 38.6% of our total sales, respectively. There were two customers each accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2022 whereas there was no such customer for the year ended March 31, 2021.

Raw Materials

Nervonic acid. We obtain Acer truncatum seeds, from which we extract nervonic acid, from the Inner Mongolia government farm and individual farmers, with whom we have cooperation agreements, and from large suppliers. We are not dependent on any individual suppliers.

It normally takes five to six years to get seeds from an Acer truncatum tree. Our unique variety of Acer truncatum, developed with our proprietary technology, has a higher yield than other kinds of Acer truncatum trees and a shorter time to maturity, normally three to four years, which result in increased production of nervonic acid.

Acer truncatum seedlings. Our Acer truncatum seedlings are grown under long-term cooperation agreements with the PRC government and others, to ensure the stability of our supply of seedlings.

In addition, Dandong BF’s major assets are approximately 2,100,000 Acer truncatum trees.

Seasonality

Nervonic acid. Nervonic acid product sales are not seasonal. The sales are stable throughout the year, except for increased sales during the holidays.

Acer truncatum seedlings. Seedling sales are normally higher during the periods from February to April and November to December due to the growth characteristics of the Acer truncatum tree.

Competition

The nervonic acid health product industry is in its early stages; therefore, Bao Feng does not face the amount of competition as it would in a more established industry. However, as more companies enter the market, the competition may be expected to become more intense. Management of Bao Feng plans to preempt the effect of such competition by (i) increasing its Acer truncatum production; (ii) increasing its investment in research and development; (iii) obtaining certification for innovation class III products and drugs; and (iii) enhancing its purification of nervonic acid technology to enter the medical usage market. We will also continue to emphasize marketing in an effort to maintain and strengthen our position in the nervonic acid health product market and will attempt to build the leading nervonic acid health product brand in China.

Currently, Bao Feng’s main competitors in the nervonic acid products market in China are:

•	Yong Chuntang
•	Dazong Group
•	Haizhiling
•	Weifang Ivyuan

At present, these companies are still in the early stage of industrial development. They obtained raw materials of Acer truncatum seed oil and initially processed it into products for sale in the market at prices similar to Bao Feng’s; but the content of nervonic acid produced by our competitors is about 4%-5% on average, while the content of nervonic acid produced by Bao Feng can reach up to 6.89%.

In addition, Bao Feng enjoys the following competitive advantages:

•	Bao Feng has its own national laboratories.

Genetic Metabolism Key Laboratory is a joint project of Bao Feng and Health Commission Occupational Disease Research Center. Complete analytical and testing instruments are available, including LC-MS, GC-MS and LC-QTOF-MS, for targeted and untargeted metabolomics, etc. Excellent laboratories are necessary to develop and prove our theories on the applications of nervonic acid, and research on the mechanism through which nervonic acid works provides the direction for future applications of nervonic acid, giving Bao Feng a competitive edge in the future.

•	Clinical application of nervonic acid.

Bao Feng has formed strategic partnerships with the First Affiliated Hospital of Tsinghua University, Tiantan Hospital, Xuanwu Hospital and the First Hospital of Sanming City. The doctors of the hospitals are our consultants. In the future, we plan to carry out clinical application trials of nervonic acid in different areas of medicine. Only through clinical trials can the application and effective concentration of nervonic acid be found and effective combinations of nervonic acid and other drugs to improve the efficacy of a single target drug be determined

•	Excellent Acer truncatum germplasm resources.

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

•	Price.

Through product innovation and exclusive formulae, we improve our products’ effectiveness and taste, while maintaining a low product cost and sales price. In this way we produce unique products at prices suitable for mass consumption.

•	Market-driven research and development allow for continual improvement and long-term client loyalty.

We adhere to a market-oriented R&D approach and actively cooperate with universities, hospitals, medical institutions, distributors and independent sales agents in sorting out our R&D orientation based on real market demand. We continuously upgrade and improve our products and technologies to better suit our customers.

Properties

Bao Feng

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

Dandong BF

As a result of our acquisition of Dandong BF in December 2020, we previously leased approximately 50.74 acres of land located in Dandong city, Liaoning Province, in the northeastern region of the PRC on which we grow a Acer truncatum trees. The land was subject to a two-year lease that commenced on January 1, 2022 and terminated on December 31, 2024. On March 28, 2022, Dandong BF entered into the Agreement with Meng, pursuant to which the land area for planting the Acer truncatum seedlings was adjusted from approximately 50.74 acres to approximately 34.6 acres with the use period for two years expiring December 30, 2024. The combined rent under the Agreement was payable in advance upon execution for the two-year period for a total of RMB195,300 (approximately US$30,428). The remaining approximate 16.17 acres was held by Meng for his operations. However, on April 11, 2022, Dandong BF and Meng entered into a supplemental agreement to the Agreement (the “Supplemental Agreement”), pursuant to which Meng agreed to allow Dandong use of the remaining 16.17 acres until December 30, 2022 because Dandong BF is unable to timely remove all of its Acer truncatum trees from the other acreage. . Management expects that the Agreement will be renewed at the expiration of its term.

Other than the land leased by Dandong BF described above, we do not own or lease any land to grow our Acer truncatum trees. The trees are grown under cooperation agreements under which we purchase the seeds from the other party, which is responsible for leasing the land and growing the trees.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of the date of this Annual Report, we employ a total of 26 full-time employees, 24 and 2 of whom are employed by Bao Feng and Dandong BF, respectively. All employment contracts are in accordance with the laws of the PRC. We believe our relationships with our employees are satisfactory.

Intellectual Property

Patents. The following table contains a list of all patents obtained by Bao Feng as of the date of this Annual Report.

List of Patents
No.	Name	Category	Registration Number	Date of Registration	Country
1	Combination of biomarkers of leukoencephalopathy and their applications	Patent for invention	ZL202210169509.3	2022	China
2	Biomarkers of leukoencephalopathy and their applications	Patent for invention	ZL202210173953.2	2022	China
3	Biomarkers for Parkinson's disease diagnosis and their applications	Patent for invention	ZL202210002332.8	2022	China
4	Biomarkers for Parkinson's disease detection and their applications	Patent for invention	ZL202210002327.7	2022	China
5	Combination of biomarkers for Parkinson's disease and their applications	Patent for invention	ZL202210002325.8	2022	China
6	Biomarker for the diagnosis of Parkinson’s disease and its applications	Patent for invention	ZL202210002333.2	2022	China
7	Biomarkers for diagnosing the effect of Nervonic Acid supplementation on ischemic-hypoxic encephalopathy in a plateau environment and their applications	Patent for invention	ZL202111046351.2	2021	China
8	Biomarkers for diagnosing the effect of Nervonic Acid supplementation in ischemic-hypoxic encephalopathy and their applications	Patent for invention	ZL202111046352.7	2021	China
9	Biomarkers for the diagnosis of cerebral infarction and leukoencephalopathy and their applications	Patent for invention	ZL202110999863.4	2021	China
10	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications (3)	Patent for invention	ZL202110999855.X	2021	China
11	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications (2)	Patent for invention	ZL202110999834.8	2021	China
12	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications (1)	Patent for invention	ZL202110999853.0	2021	China
13	Biomarkers F7 for diagnosis of leukoencephalopathy and their applications	Patent for invention	ZL202110385946.4	2021	China
14	Biomarkers for the diagnosis of leukoencephalopathy and their applications (2)	Patent for invention	ZL202110352946.4	2021	China
15	Biomarkers for the diagnosis of cognitive impairment and their applications (2)	Patent for invention	ZL202010816217.5	2021	China
16	Biomarkers for the diagnosis of cognitive impairment and their applications (1)	Patent for invention	ZL202010816390.5	2020	China
17	Biomarkers take the charge for the function after Acer truncatum Bunge supplement and their applications	Patent for invention	ZL202010816389.2	2020	China

Copyrights. The following table contains a list of all copyrights obtained by Bao Feng as of the date of this Annual Report.

List of Copyrights
No.	Name	Category	Registration Number	Date of Registration	Country
1	"Bao Feng plant source nervonic acid absorption rate test system V1.0"	Computer software copyright registration certificate	2019SR1392391	2019	China
2	"Bao Feng plant source nervonic acid production for temperature control management system V1.0"	Computer software copyright registration certificate	2019SR1392056	2019	China
3	“Bao Feng vegetable oil composition analysis management System V1.0”	Computer software copyright registration certificate	2019SR1392049	2019	China
4	“Bao Feng nervonic acid effectiveness test management system V1.0”	Computer software copyright registration certificate	2019SR1392382	2019	China
5	"Early screening and prevention system of Bao Feng nervous acid system disease V1.0"	Computer software copyright registration certificate	2019SR1392063	2019	China
6	“Bao Feng nervonic acid extraction and purification control system V1.0”	Computer software copyright registration certificate	2019SR1390248	2019	China
7	"Bao Feng nervonic acid structural diversity analysis system V1.0"	Computer software copyright registration certificate	2019SR1392398	2019	China
8	"Bao Feng nerve disease drug effectiveness evaluation system V1.0"	Computer software copyright registration certificate	2019SR1392318	2019	China
9	“Bao Feng brain disease personalized diagnosis system V1.0”	Computer software copyright registration certificate	2019SR1392311	2019	China
10	“Bao Feng old-age health care nutrition formula automatic control system V1.0”	Computer software copyright registration certificate	2019SR1392078	2019	China
11	"Bao Feng high throughput metabolite analysis platform V1.0"	Computer software copyright registration certificate	2019SR1384522	2019	China
12	"Bao Feng children growth nutrition components automatic collocation system V1.0"	Computer software copyright registration certificate	2019SR1392461	2019	China
13	"Dementia elderly emergency warning system V1.0"	Computer software copyright registration certificate	2017SR374539	2017	China
14	"Acer truncatum health products health management platform V1.0"	Computer software copyright registration certificate	2017SR374809	2017	China
15	Acer truncatum seed oil dietary analysis and nutritional evaluation system V1.0"	Computer software copyright registration certificate	2017SR374548	2017	China
16	"Nervonic acid on the brain effect data analysis software V1.0"	Computer software copyright registration certificate	2017SR374521	2017	China
17	“Acer truncatum online mall platform software V1.0”	Computer software copyright registration certificate	2017SR378613	2017	China
18	"Acer truncatum high quality seedling Breeding management system V1.0"	Computer software copyright registration certificate	2017SR378623	2017	China

Trademarks. Bao Feng has registered, the following trademarks:

No.	Trademark	Status	Registration No.	Validity Period
1	素颜姐姐 Pretty Ladies	Registered	55483069	11/28/2021 to 11/27/2031
2	图形	Registered	49423266	08/21/2021 to 08/20/2031
3	瑙优能 LIFE’S NA	Registered	50631290	06/28/2021 to 06/27/2031
4	瑙动力 NEURO ENHANCER	Registered	50307049	07/14/2021 to 07/13/2031
5	BAOFENG BIOTECH	Registered	49426820	07/14/2021 to 07/13/2031
6	保卫五点零 Vision protection 5.0	Registered	42961505	10/14/2020 to 10/13/2030
7	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	42187448	07/14/2020 to 07/13/2030
8	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	38984285	02/28/2020 to 02/27/2030
9	春草秋灌 CHUN CAO QIU GUAN	Registered	37113375	02/07/2020 to 02/06/2030
10	春草秋灌 CHUN CAO QIU GUAN	Registered	37108814	12/28/2019 to 12/27/2029
11	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	34025681	06/14/2019 to 06/13/2029
12	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	33318371	06/28/2019 to 06/27/2029
13	木之源 Muzhiyuan	Registered	31473050	05/21/2019 to 05/20/2029
14	高原伴旅 Plateau partner	Registered	23778723	04/21/2018 to 04/20/2028
15	古茶枫润 Gu Cha Feng Run	Registered	23358402	03/21/2018 to 03/20/2028
16	赤枫 Chi Feng	Registered	23358307	06/07/2018 to 06/06/2028
17	枫之吻 Fantastic Kiss	Registered	22551933	02/14/2018 to 02/13/2028
18	FANTASTIC KISS	Registered	22518641	02/14/2018 to 02/13/2028
19	图形	Registered	20241222	07/28/2017 to 07/27/2027
20	木之源 Muzhiyuan	Registered	16233849	04/14/2016 to 04/13/2026

Business of Dandong BF

Dandong BF is principally engaged in the research, development, growing and sale of Acer truncatum seedlings in Dandong city, Liaoning Province, in the northeastern region of the PRC. Dandong BF has approximately 2,100,000 Acer truncatum trees that are grown on land that is subject to two-year leases that commenced on January 1, 2022 and terminate on December 31, 2024. The acquisition of Dandong BF was primarily intended to allow us to control the supply and ensure the quality of our aAcer truncatum seeds and seedlings, the important raw material of nervonic acid.

REGULATIONS IN CHINA APPLICABLE TO OUR BUSINESS

Consumer Protection

According to the Law of the People’s Republic of China on the Protection of Consumer Rights and Interests (the “Consumer Protection Law”), as amended in October 2013 and effective in March 2014, the rights and interests of consumers who buy or use commodities or receive services for the purposes of daily consumption are protected, and all producers, service providers and distributors involved (collectively, the “Operator”) must ensure that the products and services will not cause damage to persons and properties. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on the Operators selling through the Internet. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days after receipt of such goods for no reason. Violations of the Consumer Protection Law may result in indemnification liabilities and/or the imposition of fines. In addition, if the circumstances are serious, the Operators will be ordered to suspend their operations, and their business licenses will be revoked. Criminal liability may be incurred in some serious cases in accordance with the relevant PRC laws.

Product Quality

According to the Product Quality Law of the People’s Republic of China (the “Product Quality Law”) as amended and effective in December 2018, consumers who sustain losses or damages from defective products are entitled to be indemnified by either manufacturers or distributors. Nevertheless, if manufacturers are responsible for the defective products and the losses or damage caused thereby, the distributors which have indemnified consumers for their losses may seek claims on the indemnities against the manufacturers. In addition, products offered for sale must satisfy the relevant quality and safety standards. Enterprises shall not produce or sell counterfeit products in any fashion. Violations of the Product Quality Law may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities.

Competition Law

Pursuant to the Anti-Unfair Competition Law of the People’s Republic of China (the “Competition Law”) as amended and effective in April 2019, business operators shall abide by the principles of voluntariness, equality, fairness, honesty and credibility, comply with laws and business ethics and shall not conduct any act that disrupts the order of market competition or causes damage to the lawful rights and interests of other operators or consumers in violation of the Competition Law. Violations of the Competition Law may result in civil liability, the imposition of fines and, in serious cases, revocation of the operator’s business license as well as incurrence of criminal liability.

Administrative Measures for the Administration of Sales Promotion Activities of Retailers

According to the Administrative Measures for the Sales Promotion Activities of Retailers as promulgated in September 2006 and effective in October 2006, when undertaking sales promotion activities, retailers should follow the principles of lawfulness, fairness and good faith and may not impair the lawful rights and interests of consumers or other business operators. Furthermore, when undertaking sales promotion activities, a retailer should display the promotion contents at an eye-catching place at its business site and clearly mark the prices with price tags; a retailer shall not cheat nor induce consumers to buy commodities by giving them a discount on the basis of a false original price or by marking a misleading price or taking a misleading price method; and a retailer shall not reduce the quality or after-sale service level for promotion commodities. No retailer may undertake any sales promotion activity by making up a reason such as a rummage sale, store dismantlement, termination of business, suspension of business or shifting to another business. Violations of the above rules may result in relevant administrative or criminal responsibilities.

Regulations Related to Online Trading

Administrative Measures for Online Trading. According to the Administrative Measures for Online Trading as promulgated in January 2014 and effective in March 2014, where a company engages in online commodity trading and related services, it shall (a) obtain relevant administrative license for the commodities sold or services provided as required by law; (b) disclose the basic information indicated on its business license or give a hyperlink to its business license at a notable position of the homepage of its website or the webpage on its business operations; (c) state integral information of its commodities and the dealing details; (d) ensure the integrity of such commodities or services; (e) issue such purchase vouchers or service receipts such as invoices to consumers; (f) allow consumers to return the commodities within seven days from receiving the commodities without cause and refund the prices paid by consumers; (g) employ bold manners to remind consumers of clauses of significant interests to consumers; (h) not by standard terms and conditions and other means, impose unfair or unreasonable rules on consumers to exclude or restrict consumer rights, reduce or remit the responsibilities of dealers, aggravate the responsibilities of consumers, among others, or force consumers into any transactions by standard terms and conditions and technical means; and (i) protect consumers’ private information. In addition, online commodity operators may not use any unauthorized similar domain name, name or logo to mislead consumers, conduct misleading and false propaganda, make lottery sales, harm competitors’ business reputation or conduct other unfair competition acts. Violations of the above rules may result in the imposition of warning and the order to make corrections, and fines may be imposed if the violator refuses to do so.

Electronical Commerce Law. According to the Electronical Commerce Law of the People’s Republic of China (the “E-commerce Law”) as promulgated in August 2018 and effective in January 2019, a series of requirements on e-commerce are stipulated, i.e., natural persons, legal persons and unincorporated associations engaged in business activities of selling products or providing services over the Internet and other information networks, which shall include e-commerce platform operators, persons doing online business over e-commerce platforms, and e-commerce operators that sell products or provide services over their own websites or through other network services. Pursuant to the currently effective Administrative Measures for Online Trading, a natural person engaging in online trading of commodities and provision of relevant services shall conduct business activities through a third-party trading platform and provide the platform with his or her valid and true contact and identity information, and if registration conditions are met, the natural person shall undergo industrial and commercial registration formalities in accordance with the law. However, the E-Commerce Law requires all e-commerce operators to go through the formalities for the registration of market entities, i.e., industrial and commercial registration formalities in accordance with the law, except for certain limited cases as stipulated in the E-commerce Law. According to Measures for the Investigation and Punishment of Unpermitted and Unlicensed Business Operations as promulgated in August 2017 and effective in October 2017, whoever engages in business operation without going through industrial and commercial registration formalities may be subject to punishment by local administrative authority for industry and commerce, including but not limited to being ordered to stop illegal conduct, confiscation of illegal gains and imposition of fines of not more than RMB10,000. The E-commerce Law also requires e-commerce operators to protect consumers’ right to know as well as their right to choose, protect their personal information, and requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default.

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

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which was promulgated in March 2019 and became effective on January 1, 2020, replaced the three legacy laws on foreign invested enterprises including the Wholly Foreign-owned Enterprises Law of the People’s Republic of China (the “Wholly Foreign-owned Enterprises Law”), which was previously applicable to Bao Feng. The organizational form, organization structure and activities of a foreign-invested enterprise are now governed by the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other relevant laws. However, the Foreign Investment Law sets up a transitional period of five years after the implementation of the Foreign Investment Law, during which foreign-invested enterprises established according to the Wholly Foreign-owned Enterprise Law before the implementation of the Foreign Investment Law may maintain their original organization forms, etc. Specific implementing measures are to be prescribed by State Council.

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

Trademark. The Trademark Law of the PRC was passed by the National People’s Congress on August 23, 1982 and last amended in April 2019 (effective November 1, 2019). The law states that an applicant for trademark registration should fill in the product category and product name of the used trademark in accordance with the stipulated commodity classification form and file an application for registration. Trademark registration applicants can apply for registration of the same trademark for multiple categories of goods through one application. A registered trademark is valid for a period of ten years from the date of approval of the registration. If the registered trademark has expired and it needs to continue to be used, the trademark registrant must go through the renewal formalities within 12 months before the expiration of the time limit; if it cannot be handled during this period, the registrant may be granted a grace period of six months. Each renewal registration is valid for a period of ten years, counting from the date following the expiration of the previous validity period of the mark. If registrants fail to complete the renewal formalities at the expiration of the time limit, their registered trademarks are cancelled. In addition, if the registered trademark is a well-known trademark, it is managed in accordance with the Regulations on the Recognition and Protection of Well-known Trademarks issued by the State Administration of Industry and Commerce on July 3, 2014. The regulation states that well-known trademarks are trademarks that are well-known to the relevant public in China. The relevant public includes consumers who are related to the use of a certain type of goods or services marked by the trademark, other operators who produce the aforementioned goods or provide services and the sellers and related personnel involved in the distribution channels. The recognition of well-known trademarks follows the principle of case identification and passive protection.

As of the date of this Annual Report, Bao Feng has registered or filed applications to register 20 trademarks in the PRC.

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

As of the date of this Annual Report, Bao Feng owns 18 computer software copyrights in the PRC.

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

As of the date of this Annual Report, Bao Feng owns 17 invention patents in the PRC.

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

On October 21, 2005, the State Administration of Foreign Exchange (“SAFE”) issued a Circular on the Relevant Issues Concerning Domestic Investors Financing through Overseas Special Purpose Vehicles and Foreign Exchange Management of Return Investment, namely Circular 75, which came into effect on November 1, 2005. The term “special purpose company” as mentioned in the circular refers to an overseas company directly established or indirectly controlled for the purpose of overseas equity financing (including convertible bond financing) by a domestic resident legal person or a domestic resident natural person with the assets or equity of a domestic company held by it. The “return investment” in the circular refers to the direct investment activities carried out by domestic residents through the special purpose company, including but not limited to the following methods: purchasing or replacing the Chinese company’s equity in a domestic company, setting up a foreign-invested enterprise in the country and purchasing or negotiating the control of domestic assets through the company, negotiating the purchase of domestic assets, establishing a foreign-invested enterprise with the investment in the asset and increasing the capital of the domestic enterprise. The “domestic resident legal person” in the circular refers to a legal person and other economic organization legally established in China; “domestic resident natural person” refers to a natural person holding a legal ID card such as an ID card or passport of the PRC, or natural persons habitually residing in China because of economic interests although they do not have legal status in China. The term “control” in this circular refers to the acquisition, trust, holding, voting right, repurchase, convertible bonds, etc. of domestic residents to acquire the operating right, income right or decision-making right of a special purpose company or a domestic company. Before a domestic resident establishes or controls an overseas special purpose company, he must, with relevant materials, apply to the local foreign exchange branch and foreign exchange administration department (hereinafter referred to as the SAFE) to apply for foreign exchange registration procedures for overseas investment. Domestic residents who inject the assets or equity of domestic enterprises owned by them into special purpose companies or conduct overseas equity financing after injecting assets or equity into special purpose companies must go through the formalities for the change in the foreign exchange registration of overseas investment in relation to their equity in the special purpose company and their changes, and they should provide relevant materials when handling. After injecting a special purpose company or investing in foreign equity financing after injecting assets or equity into a special purpose company, the company shall handle the foreign exchange registration change procedures for overseas investment in relation to the equity of the special purpose company and its changes and shall provide relevant material. After completing procedures for the foreign exchange registration and change of overseas investment in accordance with regulations, the domestic residents may pay special purpose companies for profits, dividends, liquidation, equity conversion, capital reduction, etc. If a special purpose company has any significant capital changes such as capital increase or reduction, equity transfer or replacement, merger or division, long-term equity or debt investment, external guarantee, etc., and does not involve return investment, the domestic residents must apply to SAFE for handling the change of foreign exchange registration of overseas investment or filing procedures within 30 days from the occurrence of major events. If a domestic resident set up or controlled a special purpose company abroad before the implementation of this notice and completed the return investment but failed to register the foreign investment registration of the foreign investment according to the provisions, he was required to go to the local SAFE to renew the foreign investment registration of the foreign investor before March 31, 2006 according to the provisions of this notice. After completing the renewing registration of foreign exchange registration of overseas investment, SAFE may handle foreign exchange registration procedures for foreign investment and foreign debt for the relevant domestic enterprise.

 On August 29, 2008, SAFE issued a Circular on the Improvement of the Business Operations Related to Foreign Exchange Capital Payment and Foreign Exchange Capital Management of Foreign-invested Enterprises, Circular No. 142. The circular indicates that the RMB funds received from the foreign exchange enterprise’s capital gains shall be used within the business scope approved by the government approval department. Unless otherwise specified, the RMB funds obtained through settlement shall not be used for domestic equity investment. Excluding commercial real estate investment enterprises, foreign-funded enterprises may not purchase domestic real estate that is not for their own use in the form of RMB funds obtained through capital settlement. The use of RMB funds from foreign exchange-funded enterprises for capital investment in securities shall be implemented in accordance with relevant state regulations.

On November 9, 2011, SAFE issued a Circular on Further Clarifying and Standardizing Issues Concerning the Management of Foreign Exchange Operations for Certain Capital Accounts, namely Circular 45, which clarified the scope of application of Circular 142. The circular indicated that foreign-invested enterprises must not use the RMB funds derived from the foreign exchange capital settlement for domestic equity investment. Foreign-invested enterprises with equity investment approved by the relevant competent authorities must use their foreign exchange capital, and domestic Chinese-funded institutions must use the foreign exchange funds in the asset liquidation account for domestic equity investments, with reference to the principle of foreign exchange capital contribution management of foreign-invested companies. Foreign-funded enterprises must not issue entrusted loans, repay inter-enterprise loans (including third-party advances) or repay bank loans that are re-lending to third parties in the form of RMB funds derived from foreign exchange capital settlement. Foreign-funded enterprises may not, in principle, deliver various types of deposits in the form of RMB funds derived from foreign exchange capitalization. Funds in the dedicated deposit account may not be settled.

On July 4, 2014, SAFE issued a Circular on the Issues Relating to the Pilot Reform of Foreign Exchange Capital Management of Foreign-Invested Enterprises in Certain Regions, Circular 36. The circular indicated that since August 4, 2014, pilot projects for the reform of the management of foreign exchange capital in foreign exchange enterprises will be carried out in some regions. The foreign exchange capital recognized in the capital contribution account of a foreign-invested enterprise through the foreign exchange administration where it is located can be processed at the bank according to the actual business needs of the enterprise. The capital of a foreign-invested enterprise and the RMB funds derived from its settlement of foreign exchange shall not be used for the following purposes:

(i)	It shall not be used directly or indirectly for expenditures outside the scope of business operations or prohibited by national laws and regulations;
(ii)	Unless otherwise provided by laws and regulations, no direct or indirect investment in securities may be used;

(iii)	It may not directly or indirectly be used to issue RMB entrusted loans (except for business scope permits), repayment of inter-enterprise loans (including third-party advances) and repayment of bank-denominated loans that have been transferred to third parties; and

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises include the Company Law as amended and effective in October 2018, the Foreign Investment Law and Regulation on the Implementation of the Foreign Investment Law as promulgated and effective in January 2020. Under these laws and regulations, wholly foreign owned enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with the PRC accounting standards and regulations. Additionally, a wholly foreign owned enterprise is required, as other enterprises subject to PRC laws, to set aside at least 10% of its after-tax profits each year, if any, to fund statutory reserve funds of the enterprise until the cumulative amount of such funds reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Under the relevant PRC law, no net assets other than the accumulated after-tax profits can be distributed in the form of dividends.

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

The provisions concerning the employment of foreigners in China are mainly based on the Regulations on the Administration of Employment of Foreigners in China jointly issued by the Ministry of Labor, the Ministry of Public Security, the Ministry of Foreign Affairs and the Ministry of Foreign Trade and Economic Cooperation on January 22, 1996, as amended on November 12, 2010 and March 13, 2017. The regulation states that employers employing foreigners must apply for employment permits for the foreigner. Foreigners can only be hired after obtaining permission and obtaining the Employment License for Foreigners of the PRC (hereinafter referred to as a “permit”). Foreigners employed in China should enter the country on a Z-visa (if they have a mutual visa exemption agreement, they should be dealt with according to the agreement). After entering China and obtaining the Foreigner’s Employment Permit (hereinafter referred to as an “employment permit”), they will be able to obtain employment in China. Foreigners who have not obtained a residence permit (namely, those with F, L, C and G visas), foreigners studying in China or performing internships and dependents of foreigners holding a Z visa may not be employed in China. In exceptional circumstances, the employer may apply for a permit in accordance with the approval procedures stipulated in these Regulations. Foreigners employed with a permit to the public security agency change their status and apply for an employment permit or residence permit. Employing units and foreigners hired shall conclude labor contracts according to law. The duration of a labor contract must not exceed five years. When the employment contract signed between the foreigner and the employing unit expires, the employment permit will be invalid.

The circular concerning the Handling of Work Permits for Foreign Experts Coming to China issued by the State Administration of Foreign Experts Affairs on September 30, 2004 states that foreign experts hired to work in China should obtain the Work Permit for Foreign Experts to Come to China. Foreign experts applying for Work Permits for Foreign Experts to Work in China shall abide by Chinese laws and regulations, be in good health, have no criminal record and meet one of the following conditions:

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

Foreign experts in paragraphs (ii) and (iii) shall have a bachelor’s degree or above and more than 5 years of relevant work experience. All units intending to hire foreign experts shall be entitled to Accreditation of Foreign Experts Units and obtain the Certificate of Employment of Foreign Expert Units. This certificate is the basic proof of foreign nationals applying for work permits, invitation letters, foreign expert certificates and residence procedures in China. The Provincial Foreign Experts Bureaus, State Council related ministries and commissions, and the directly affiliated agencies’ foreign affairs divisions (bureaus) are responsible for the annual inspection work of the local department according to the annual inspection notice issued by the State Administration of Foreign Experts Affairs and submit the regional annual inspection report to the State Administration of Foreign Experts Bureau by the end of December. The National Bureau of Foreign Experts conducts annual inspections of all eligible units from January 1 to January 31 every year.

According to the decision regarding the cancellation of 13 administrative licenses of the State Council issued by the State Council on February 13, 2016, the accreditation of foreign experts by the State Foreign Experts Bureau was canceled.

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

On April 22, 2009, the State Administration of Taxation issued a notice on Relevant Issues of Overseas Registered Chinese-Funded Controlled Enterprises Recognized as Resident Enterprises on the Basis of Actual Management Institutional Standards, which became effective on January 1, 2008. The circular states that overseas Chinese-invested enterprises that meet the following conditions shall determine that they are resident companies of the actual administrative agency in China (hereinafter referred to as non-domestically registered resident enterprises), implement corresponding tax administration and collect corporate income tax on their income from inside and outside China:

(i)	The places where senior management personnel responsible for the implementation of daily production and operation management operations and their senior management departments perform their duties are mainly located in China;
(ii)	Financial decisions (such as borrowings, lending, financing, financial risk management, etc.) and personnel decisions (such as appointments, dismissals, remunerations, etc.) are determined by institutions or personnel located in China or need to be approved by an organization or person located in China;
(iii)	The Company’s main property, accounting book, company seal, board of directors and minutes of shareholders’ meetings, etc. are located or stored in China; and
(iv)	50% or more of the voting directors or senior executives of the corporation often reside in China.

On July 27, 2011, the State Administration of Taxation issued an announcement on the issuance of the Administrative Measures on the Income Tax of Overseas-registered Chinese-controlled Holding Enterprises (Trial), which took effect on September 1, 2011. The measure points out that non-domestic-registered resident enterprises shall, in accordance with relevant Chinese laws and regulations and regulations of the competent departments of finance and taxation under the State Council, formulate financial and accounting statements, and shall, within 15 days from the date of receipt of tax registration certificates, submit the enterprise’s financial and accounting systems or financial accounting, the handling methods and related information to the competent tax authorities for the record. Non-domiciled registered resident companies that obtain dividends, bonuses and other equity investment income derived from China, income from interest, rent, royalties, transfer of property income and other income, shall issue a copy of the company’s Certificate of Resident Identity of Overseas-registered Chinese-controlled Enterprises issued by the company. According to Article 26 of the Corporate Income Tax Law of the PRC and Articles 17, 18 and 91 of the Implementation Regulations on Enterprise Income Tax Law of the PRC, the following enterprise income is tax exempt income:

(i)	Interest income from government bonds;
(ii)	Dividends, bonuses and other equity investment gains among eligible resident companies; and
(iii)	Income of qualified non-profit organizations.

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

Small-scale and low-profit enterprises that meet certain conditions are subject to a 10% income tax rate. According to Notice 13 (2019) and Notice 13 (2022) on Implementing the Policy of Inclusive Tax Relief for Small and Micro Enterprises issued by the Ministry of Finance and State Administration of Taxation on January 17, 2019 that are effective from January 1, 2019 to December 31, 2024, in order for an enterprise to qualify as a small-scale and low-profit enterprise, its annual taxable income must not be more than RMB3 million; its number of employees must not exceed 300; and its total assets must not exceed RMB50 million. A qualified small-scale and low-profit enterprise can enjoy a reduced income tax rate of 5%, as compared to a general income tax rate of 25%, on annual taxable income not exceeding RMB1 million, and the remaining income (i.e., annual taxable income from RMB1 million to RMB3 million) can enjoy a reduced income tax rate of 10%. According to Notice 12 (2021) on Implementing the Policy of Inclusive Tax Relief for Small and Micro Enterprises issued by the Ministry of Finance and State Administration of Taxation on April 2, 2021, from January 1, 2021 to December 31, 2024, the first RMB1 million is taxed at half of the current reduced income tax rate (i.e., 2.5%) while the remaining income continues to be taxed at the current reduced income tax rate of 10%.

High and new technology enterprises that satisfy regulatory requirements on high and new technology area, science and technology personnel, R&D expense, high and new technology income, innovation capability, etc., are taxed at a preferential income tax rate of 15%.

Bao Feng qualifies as a small scale and low-profit enterprise as well as a high and new technology enterprise and is subject to the following income tax rates:

Annual taxable income	Corporate Income tax rate

Not more than RMB1 million	2.5%
RMB1 million to RMB3 million	10%
Exceeding RMB3 million	15%

Dandong BF is exempted from the PRC corporate income tax because Dandong BF carries out the agricultural business in China.

PRC withholding tax on dividends

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least a 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between mainland China and Hong Kong. As the equity holders of our PRC operating subsidiaries are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate.

PRC Business Tax and Value-Added Tax (VAT).

On March 23, 2016, the Ministry of Finance and the State Administration of Taxation issued a circular on the Full Implementation of the Business Tax Levy of VAT Pilots. The circular indicates that since May 1, 2016, pilots for the change of business tax to VAT have been fully promoted throughout the country, and all business tax taxpayers, including Bao Feng, were included in the scope of the pilot and were changed from paying business tax to paying VAT. According to Notice No. 36 (2016) issued by the Ministry of Finance and the State Administration of Taxation, the Comprehensive Project replaces Business Tax with Value-added Tax. VAT standard rates are 6% to 13% of the gross sales price. A credit is available whereby VAT paid on the purchase of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services.

According to Notice No. 13 (2019), the VAT small-scale taxpayers with monthly sales of less than RMB100,000 are exempt from VAT. The implementation date of this paper is from January 1, 2019 to December 31, 2021. According to the "Notice of the State Administration of Taxation on Issues Concerning the Exemption of Value-Added Tax for Small and Micro Enterprises" (State Administration of Taxation Announcement No. 52 of 2017, now abolished), from January 1, 2018 to December 31, 2020, sales of small-scale VAT taxpayers could not exceed RMB 30,000 (tax payment of RMB90,000 per quarter) and enjoyed the preferential policy of exemption from VAT.

Bao Feng currently pays a value-added tax of either 9% or 13% on sales, depending on the product, and 6% on technical supporting services.

Dandong BF does not have the VAT because Dandong BF carries out the agricultural business in China.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Company's financial statements, which are included elsewhere in this Form 20-F.

Overview

We were originally incorporated in Delaware as “Agate Island Acquisition Corporation” on April 4, 2016 to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. On March 13, 2017, our name was changed to China Biotech Holdings Limited in anticipation of entering into a transaction with a company in China engaged in the Biopharma or Biotech industry. Effective August 21, 2018, the Company was redomiciled from Delaware to the Cayman Islands by merging into its wholly-owned Cayman Islands subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the “Redomicile Merger”). As a result of the Redomicile Merger, our name was changed to Zhong Yuan Bio-Technology Holdings Limited.

On August 31, 2019, we closed on a Share Exchange Agreement with Zhong Yuan Investment whereby we acquired all of the outstanding common stock of China Bio in exchange for the issuance of our Ordinary Shares to Zhong Yuan Investment. Pursuant to the Share Exchange Agreement, China Bio became our wholly owned subsidiary, and Zhong Yuan Investment became the owner of approximately 95% of our then outstanding Ordinary Shares.

Immediately prior to the Share Exchange, we were a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations. The acquisition of China Bio by us will be accounted for as a reverse merger because, on a post-merger basis, the former shareholder of China Bio held a majority of our outstanding Ordinary Shares on a voting and fully diluted basis. As a result of the Share Exchange, we are engaged in the business of developing and marketing nervonic acid-based health supplements and sales of Acer truncatum seedlings through Operating Subsidiaries, Bao Feng and Dandong BF. Our management believes that we are no longer a shell company. Also as a result of the Share Exchange, we changed our fiscal year end from December 31 to March 31. Bao Feng was incorporated under the laws of the PRC on August 30, 2012.

On December 13, 2019, we closed on the sale of 1,450,000 Ordinary Shares (pre Reverse Stock Split), at a purchase price of $0.10 per Ordinary Share, pursuant to the 2019 Private Offering, which was conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Ordinary Shares were offered and sold solely outside the United States to investors who are not U.S. persons, as defined in Regulation S.

On July 24, 2020, we completed a one-for-ten reverse stock split of our Ordinary Shares. As a result of the Reverse Stock Split, our authorized share capital was decreased from 500,000,000 Ordinary Shares with a par value of US$0.0001 each to 50,000,000 Ordinary Shares with a par value of US$0.001 each, and the number of issued and outstanding Ordinary Shares was decreased from 171,450,000 Ordinary Shares to 17,145,000 Ordinary Shares.

On November 17, 2020, we sold 50,000 Ordinary Shares (post Reverse Stock Split) to an independent shareholder, at a purchase price of $1.00 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, Ordinary Shares were offered and sold solely outside the United States to an investor who is not a U.S. person, as defined in Regulation S.

On November 17, 2020, we acquired 25,000 of our Ordinary Shares (post Reverse Stock Split) from one of our shareholders. The Ordinary Shares were acquired for no consideration; however, we paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Ordinary Shares were thereafter canceled.

On November 18, 2020, we acquired 25,000 of our Ordinary Shares (post Reverse Stock Split) from one of our shareholders. The Ordinary Shares were acquired for no consideration; however, we paid the shareholder’s expenses related to the transaction in the amount of $25,000. These Ordinary Shares were thereafter canceled.

On December 31, 2020, Bao Feng completed its acquisition of a 100% equity interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment at that time and the father of Ting-ting Chang, our Chief Executive Officer and director for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director. Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer truncatum seeds in Dandong city, Liaoning Province, in the north-eastern region of the PRC. Dandong BF has approximately 1,700,000 Acer truncatum trees that are grown on land that is subject to two-year leases that commenced on January 1, 2022 and terminate on December 31, 2024. This acquisition could allow us to control the supply and ensure the quality of our Acer truncatum seeds and seedlings, the important raw material of nervonic acid.

On November 15, 2021, we sold 130,000 Ordinary Shares to independent shareholders, at a purchase price of $2.00 per Ordinary Share, with one warrant for every ten Ordinary Shares sold (“Warrant”), pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. Each Warrant is entitled to subscribe for one Ordinary Share at a price of $4.00 per Ordinary Share for a one-year period ending November 15, 2022. In accordance with Regulation S, Ordinary Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

On December 2, 2021, Fung Ming Pang (“Ms. Pang”) exercised her Options to acquire 300,000 of our Ordinary Shares pursuant to the terms of an employment agreement dated May 4, 2020 between the Company and Ms. Pang (the “Pang Employment Agreement”). Under the terms of the Pang Employment Agreement, the Option was for an aggregate of 600,000 Post-Reverse Stock Split Ordinary Shares exercisable at an exercise price of $0.50 per Ordinary Share. On commencement of trading of the Ordinary Shares on the OTCQB in July 2021, an aggregate of 300,000 Options vested and the balance of 300,000 Options vested in July 2022. Ms. Pang exercised her vested Options on a cashless basis. We issued an aggregate of 272,118 Ordinary Shares pursuant to the cashless exercise of the 300,000 Options.

On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Ordinary Shares, 2,656,388 Ordinary Shares, 2,656,388 Ordinary Shares, 2,125,111 Ordinary Shares and 318,767 Ordinary Shares (totaling 14,181,941 of our Ordinary Shares) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited, which is wholly owned by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen, respectively. After these share transfers, Zhong Yuan Investment does not hold any of our Ordinary Shares.

On April 29, 2022, we sold 100,000 Ordinary Shares to an independent shareholder, at a purchase price of $4.00 per Ordinary Share, and in June 2022, we sold 20,000 Ordinary Shares to current shareholders, at a purchase price of $4.00 per Ordinary Share, and 12,500 Ordinary Shares to independent shareholders, at a purchase price of $5.00 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Ordinary Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

Bao Feng’s business has been and may continue to be adversely impacted by the COVID-19 epidemic in China. Bao Feng is located in China, as are all of its employees, suppliers, product manufacturers, distributors and customers. Bao Feng’s online sales were not significantly affected by the epidemic. Its total sales increased by approximately 62.9% from RMB4,298,642 (approximately US$634,000) during fiscal year ended March 31, 2021 to RMB7,004,553 (approximately US$1,091,000) during fiscal year ended March 31, 2022. Its production had been interrupted due to the government lockdown, and orders were delayed for fulfillment. In addition, Bao Feng’s planned business expansion was delayed due to travel restrictions and other factors; the planting of Acer truncatum seedlings had to be postponed for a year; and the company has been unable to work towards expanding its distribution network.

The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict, and the full impact of the virus on our operations will depend on many factors beyond our control. A resurgence of the epidemic in China could be expected to negatively impact our operations in much the way as the first occurrence of the epidemic. In addition, our business operations could be disrupted again if any of our employees, or those of our product manufacturers, is suspected of contracting COVID-19, since our or their employees could be quarantined and/or our or their facilities be shut down for disinfection. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition remains uncertain. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy.

For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to Bao Feng.

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of the Company appearing elsewhere in this Annual Report.

For the fiscal years ended March 31, 2022 and 2021

Revenue

We generated $2,328,526 of net revenue for the fiscal year ended March 31, 2022, as compared to $1,635,420 for the fiscal year ended March 31, 2021.

For the fiscal year ended March 31,	2022	2021	Increase (Decrease)%
	$	$	$
Nervonic acid-based health supplements	1,799,074	1,373,412	425,662	31.0
Technical support services	529,452	56,356	473,096	839.5
Acer truncatum seedlings	-	205,652	(205,662)	N/A

Total net revenue	2,328,526	1,635,420	693,106	42.4

Net revenue increased by 693,106, or 42.4%, over the year as a result of the following:

(i)	the increase in sales of health care supplements by $425,662, or 31.0%, over the year ended March 31, 2022 that resulted from the introduction of new products and an increase in our online promotional activities of channeling customers to buy our products online;

(ii)	the increase in technical support service income by $473,096, or 839.5%, that resulted from the official launch of these services during the year ended March 31, 2022, whereas there was only one test order during the year ended March 31, 2021; and

(iii)	no sales of Acer truncatum seedlings were recognized for the year ended March 31, 2022 whereas there were $205,652 sales of Acer truncatum seedlings for the year ended March 31, 2021. The local Dandong government issued restrictive COVID-19 lockdown measures, which did not allow for the delivery of the Acer truncatum seedlings out of Dandong nor the ability for customers to visit onsite before placing orders.

Cost of Sales

The cost of sales was $846,968 for the fiscal year ended March 31, 2022, whereas the cost of sales was $281,962 for the fiscal year ended March 31, 2021. The increase in the cost of sales by $565,006, or 200.4%, over the prior year was analyzed as follows:

For the fiscal year ended March 31,	2022	2021	Increase (Decrease)%
	$	$	$
Nervonic acid-based health supplements	158,563	163,962	(5,399)	(3.3)
Technical support services	261,710	—	261,710	N/A
Acer truncatum seedlings	426,695	118,000	308,695	261.6

Total cost of sales	846,968	281,962	565,006	200.4

The increase in total cost of sales was mainly the result of the official introduction of technical support services during the fiscal year ended March 31, 2022 and Acer truncatum seedling’s inventory losses of $186,383 that resulted from the pandemic lockdown of Dandong, climate change and inventory provision for slow-moving seedlings of $240,312 for the year ended March 31, 2022 whereas there were no such losses and provision for the year ended March 31, 2021. Moreover, management anticipates that the future supply of Acer truncatum seedlings will be much greater than the demand, thus resulting in possible dramatic pricing cuts for the sale of our Acer truncatum seedlings. Management anticipates further mark-downs of its inventories of Acer truncatum seedlings will be required.

Gross Profit

Gross profit for the fiscal years ended March 31, 2022 and 2021 was $1,481,558 and $1,353,458, respectively. The following table shows the breakdown of the increase in gross profit by product or service:

For the fiscal year ended March 31,	2022	2021	Increase (Decrease)%
	$	$	$
Nervonic acid-based health supplements	1,640,511	1,209,450	431,061	35.6
Technical support services	267,742	56,356	211,386	375.1
Acer truncatum seedlings	(426,695)	87,652	(514,347)	(586.8)

Total gross profit	1,481,558	1,353,458	128,100	9.5

The increase in gross profit for the fiscal year ended March 31, 2022 over the fiscal year ended March 31, 2021 by $128,100 or 9.5% was mainly attributable to the $431,061 increase in nervonic acid-based health supplements and the $211,386 increase in technical support services, but offset by the increase in gross loss on Acer truncatum seedlings of $514,347 as explained above.

Gross Profit Margin

Gross profit margin for the fiscal years ended March 31, 2022 and 2021 was 63.6% and 82.8%, respectively. The decrease in gross profit margin over the year was mainly attributable to the inventory loss and provision for slow-moving Acer truncatum seedlings inventory. Excluding these factors, gross profit margin for the fiscal year ended March 31, 2022 was 82.0%, which was approximately the same as that for the fiscal year ended March 31, 2021.

Gross profit margin of nervonic acid-based health supplements was 91.2% for the year ended March 31, 2022 as compared to 88.1% for the year ended March 31, 2021. The improvement in gross profit margin of nervonic acid-based health supplements by 3.1% was attributable to the increase in sales of higher profit margin products over the year.

Total operating expenses

During the year ended March 31, 2022, we incurred operating expenses of $2,610,744 as compared to $1,368,053 incurred during the year ended March 31, 2021. Operating expenses are comprised of general and administrative expenses, research and development expenses and selling and marketing expenses. The increase in total operating expenses of $1,242,691, or 90.8%, was attributable to an increase in general and administrative expenses of $467,373, an increase in research and development expenses of $469,276 and an increase in selling and marketing expenses of $306,042.

a)	General and administrative expenses

General and administrative expenses increased significantly from $574,634 for the fiscal year ended March 31, 2021 to $1,042,007 for the fiscal year ended March 31, 2022. The increase of $467,373, or 81.3%, was mainly attributable to the inclusion of non-cash stock-based compensation expense of $318,137 and other receivables written off of $30,920. Excluding these non-cash charges, general and administrative expenses for the fiscal year ended March 31, 2022 were $692,950. As a result, there was an increase of $118,316, or approximately 20.6%, over the year that resulted from the inclusion of the OTCQB application and listing fees and the increase in legal and other professional fees incurred in connection with the listing of the Company’s Ordinary Shares on the OTCQB market.

b)	Research and development expenses

Research and development expenses increased significantly by $469,276, or 222.4%, from $211,037 for the fiscal year ended March 31, 2021 to $680,313 for the fiscal year ended March 31, 2022 primarily because of the increase in research and development expenses incurred for analyzing the soil’s elements and nervonic acid on the growth of our seedlings. During the fiscal year ended March 31, 2022, the Company incurred $609,397 in research and development expenses on these analyses whereas there was no such analysis for the year ended March 31, 2021.

c)	Selling and marketing expenses

Selling and marketing expenses increased significantly by $306,042, or 52.6%, from $582,382 for the fiscal year ended March 31, 2021 to $888,424 for the fiscal year ended March 31, 2022. The increase was mainly due to an increase in online promotional activities aimed at encouraging online purchases of our products. Management attributes the 31.0% increase in sales of nervonic acid-based health supplements for the fiscal year ended March 31, 2022 primarily to increased online sales.

Net loss

For the fiscal year ended March 31, 2022, the Company had a net loss of $1,125,565 as compared to a net loss of $28,022 for the fiscal year ended March 31, 2021. The increase in net loss by $1,097,543, or 3,916.7%, was mainly attributable to the $565,006 increase in cost of sales that resulted primarily from inventory losses and provision for slow-moving Acer truncatum seedling inventory and the increase in operating expenses that resulted primarily from the non-cash stock-based compensation expense of $318,137, the increase in research and development expenses of $469,276 and the increase in selling and marketing expenses of $306,042. There were no write-offs or charges due to inventory losses or provision for slow moving inventory for the fiscal year ended March 31, 2021.

Liquidity and Capital Resources

As of March 31, 2022, we had cash at banks of $101,719, total current assets of $2,082,902 and total current liabilities of $835,574. Net current assets were $1,247,328, and our working capital ratio was 2.49. As of March 31, 2022, our total assets and total liabilities amounted to $2,852,875 and $1,911,475, respectively. We had shareholders’ equity of $941,400, whereas we had one-year bank loans of $462,029 and a more than one year bank loan of $366,653. Our gearing ratio was 0.88.

The following is a summary of our cash flows provided by (used in) operating, investing and financing activities for the fiscal years ended March 31, 2022 and 2021.

	Fiscal Year ended March 31,
	2022	2021
Net Cash (Used in) Provided by Operating Activities	$(396,969)	$309,195
Net Cash (Used in) Investing Activities	$—	$(988)
Net Cash (Used in) Financing Activities	$(263,042)	$(95,535)

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

While we believe that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with US GAAP, actual results could differ from our estimates, and such differences could be material.

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The names, titles and ages of the members of our Board of Directors and executive officers as of the date of this Annual Report are as set forth in the below table. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Name	Age	Position
Ting Ting Chang	32	President, Chief Executive Officer, Secretary and Director

Fung Ming Pang	52	Chief Financial Officer and Director

Daphne Huang	51	Independent Director

(Gabriel) Chi Wai Tse	55	Independent Director

Shuo Dong	58	Independent Director

Ms. Chang serves as our Chief Executive Officer, President, Secretary and director, and has held those positions since May 4, 2017. Since 2013, Ms. Chang has worked at Beijing Acer Truncatum Century Agricultural Science and Technology Co., Limited ("Beijing Acer"), which changed its name to Bao Feng Bio-Technology (Beijing) Limited in August 2017. From 2013 to 2016, she served as Beijing Acer's sales manager responsible for planning, implementing and directing the sales activities of the company, including developing strategic plans, budget preparation and coordination of the sales teams. From 2016 to the present, Ms. Chang has served as Beijing Acer's Chief Executive Officer responsible for setting strategy and direction, modeling and setting the company's culture and values, leading and training the senior executive team and allocating capital. In 2013, Ms. Chang received a Master of Sciences degree in Technology and Innovation Management from Sussex University in the United Kingdom, and in 2012, she received a Bachelor of Science degree in Product Design from the same university. Ms. Chang is not compensated for serving as the Company’s Chief Executive Officer, President and Secretary.

Ms. Pang has served as our Chief Financial Officer and director since May 2020. Ms. Pang is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Since July 2005, Ms. Pang has served as Managing Director of AGCA CPA Limited, a certified public accounting firm registered with the Hong Kong Institute of Certified Public Accountants, which provides audit, tax and advisory services to individuals and corporations. In 1995, she helped to start Able Secretarial Services Limited, which currently provides corporate management services to, and serves as government liaison for companies registered in Hong Kong, British Virgin Islands, Seychelles and Cayman Islands, and she has served as its Managing Director since February 2012. Ms. Pang obtained a Bachelor of Business Administration degree from the Chinese University of Hong Kong in May 1992.

Ms. Huang was appointed as our independent non-executive director effective August 1, 2022. Ms. Huang has more than 20 years of senior executive experience in finance, including more than ten years of experience as chief financial officer of global manufacturing, pharmaceutical and technology sectors companies. Since July 2022, Ms. Huang has been chief financial officer of Gorilla Technology Group Inc., a NASDAQ listed edge AI company. From August 2021 to July 2022, she was chief financial officer of GoFor Industries Inc., an IT platform logistics company with operations in Canada and the U.S. From April 2020 through August 2021, she was the chief financial officer and chief accounting officer for Taro Pharmaceutical Industries Ltd., a research-based multinational pharmaceutical company with operations in the U.S., Canada and Israel. Prior to her career as chief financial officer, Ms. Huang held positions of increasing responsibility in the financial service and debt capital markets sectors working for such companies as PriceWaterhouseCoopers, FleetBoston, GE Capital and HSBC. Ms. Huang earned a Bachelor of Business Administration in Accounting from Baruch College, City University of New York, graduating cum laude in August 1995. She also earned a Master of Business Administration in Finance/Management/International Business from the Leonard N. Stem School of Business at New York University in May 2000. Ms. Huang is a Licensed Certified Public Accountant (inactive) and completed the FINRA Series 7 and 63 (inactive).

Mr. Tse was appointed as our independent non-executive director effective August 1, 2022. Mr. Tse has more than 25 years of experience in handling audit related matters, financial advisory and compliance matters as well as market development. He has served as Chief Financial Officer and an Executive Director of BizWell Capital Inc., which intends to apply for listing of its securities on the Nasdaq Global Market, since February 2022 and has served as an independent non-executive director of China Environmental Technology Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 0646), since May 2015 and of Great Water Holdings Limited, a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8196), since December 2015. From January 2011 until August 2021, Mr. Tse was an executive director of Jihsun Financial Holding Company Limited, a Taiwan listed company that operates bank, securities brokerage and other financial services in Taiwan. From June 2010 to July 2019, Mr. Tse was an executive director, company secretary and chief financial officer of China Information Technology Development Limited ("CITO"), a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8178) that specializes in the development and implementation of IT related services in Mainland China. In July 1989, he joined Arthur Andersen & Co., then the largest audit and accounting firm worldwide, where he became a qualified accountant, and he left the firm as an audit manager in April 1999. Mr. Tse graduated from the University of Hong Kong in June 1989 with a bachelor's degree in social science studies (Economics and Management Studies). He is a practicing member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Certified Accountants in England and Wales.

Dr. Dong was appointed as our independent non-executive director effective August 1, 2022. Since November 2019, Dr. Dong has been the vice president of research and innovation for Kindstar Global (Beijing) Medicine Technology, Inc. From February 2015 through October 2019, Dr. Dong was an associate professor at Sbarro Institute for Cancer Research, Department of Biology, College of Science and Technology at Temple University in Philadelphia, PA. From January 2003 through July 2014, Dr. Dong was an assistant professor in the Department of Medicine at Baylor College of Medicine in Houston, Texas. From March 1999 through February 2008, Dr. Dong was an associate professor at the Shanghai Institute of Hematology/Shanghai Ruijin Hospital, Shanghai Jiaotong University Medical School and from February l996 through February 1999, Dr. Dong held a post-doctoral fellowship in the Department of Biochemistry at the University of Hong Kong. The focus of Dr. Dong's research has been the characterization of the mechanisms of transcriptional regulation that are corrupted in hematological malignancies. By identification and molecular dissection of the transcriptional and especially epigenetic networks deregulated by leukemogenic/chimeric 2 transcription factors and epigenetic modulators, his work has been providing novel and important mechanistic insights into the molecular basis of hematological malignancies and, based on these works, providing fruitful avenues for the development of specific therapeutic interventions. In June 1986, Dr. Dong earned a B.S.M. (equivalent to an M.D.) in Medicine at the Tong-Ji Medical University in Wuhan, China. In June 1992, Dr. Dong earned a Master of Science in Molecular Hematology at the Shanghai Jiao Tong University School of Medicine where he won the Best Graduate Student Award. In June 1995, Dr. Dong earned a Ph.D. in Molecular Hematology at the Shanghai Jiao Tong University School of Medicine. Dr. Dong has received several other awards, including: (i) The Award for Improving National Science and Technology (1995); (ii) Chao Award, Department of Medicine at Baylor College of Medicine (2003); and (iii) Science & Technology Progress Awards of Shanghai, First Class (1997). Dr. Dong was touted as one of the top ten authors of high-citation papers by the China Ministry of Science and Technology in Beijing. He has over fifty publications, including the award of Spotlight on Faculty, "Exploring Chromosomal Translocations in Acute Promyelocytic Leukemia:” MEDICINE Summer 2005 Vol. 6; No. 3:3, Baylor College of Medicine, Houston, Texas.

Family Relationships

There are no family relationships among the directors or executive officers of the Company.

Committees of the Board of Directors

Audit Committee

The members of our Audit Committee are Ms. Huang, Mr. Tse and Dr. Dong, all of whom are “independent,” as defined in the OTCQB standards, and meet the independence standards under Rule I 0A-3 under the Exchange Act. Ms. Huang is the Chairman of our Audit Committee. Among other things, our Audit Committee will be responsible for:

(i)	Appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
(ii)	Pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
(iii)	Reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
(iv)	Reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
(v)	Coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
(vi)	Establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee's review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
(vii)	Monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
(viii)	Reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and
(ix)	Reviewing earnings releases.

Compensation Committee

The members of our Compensation Committee are Ms. Huang, Mr. Tse and Dr. Dong, all of whom are “independent,” as defined in the OTCQB standards, and meet the independence standards under Rule I 0A-3 under the Exchange Act. Mr. Tse is the Chairman of our Compensation Committee. Among other things, our Compensation Committee will be responsible for:

(i)	Reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer ("CEO"), evaluating at least annually the CEO's performance in light of those goals and objectives, and determining and approving the CEO's compensation level based on this evaluation;
(ii)	Reviewing and approving the proposed compensation for all officers of the Company other than the CEO and the aggregate amount of compensation being paid or potentially payable to the Company's officers;
(iii)	Reviewing and making recommendations to the Board regarding the compensation policy for executive officers and directors of the Company, and such other officers of the Company as directed by the Board, and regarding all forms of compensation, including all plan and non-plan compensation to be provided to the executive officers of the Company;
(iv)	Reviewing and making recommendations to the Board regarding general compensation goals and guidelines for the Company's employees and the criteria by which bonuses to the Company's employees are determined;
(v)	Acting as Administrator of any stock option plan and administering, within the authority delegated by the Board, any Employee Stock Purchase Plan adopted by the Company;
(vi)	Reviewing and approving grants and awards under incentive-based compensation plans and equity-based plans, in each case consistent with the terms of such plans;
(vii)	Reviewing and making such recommendations to the Board as the Compensation Committee deems advisable with regard to policies and procedures for the grant of equity-based awards by the Company;

(viii)	Reviewing and making recommendations to the Board regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;
(ix)	Preparing a report (to be included in the Company's Report on Form 6-K and subsequent Annual Reports on Form 20-F) which describes: (a) the criteria on which compensation paid to the Chief Executive Officer for the last completed fiscal year is based; (b) the relationship of such compensation to the Company's performance; and (c) the Compensation Committee's executive compensation policies applicable to executive officers; and
(x)	Authorizing the repurchase of shares from terminated employees pursuant to applicable law.

Nomination Committee

The members of our Nomination Committee are Ms. Huang, Mr. Tse and Dr. Dong, all of whom are “independent” as defined in the OTCQB standards and meet the independence standards under Rule I 0A-3 under the Exchange Act. Dr. Dong is the Chairman of our Nomination Committee. Among other things, our Nomination Committee will be responsible for:

(i)	Reviewing the composition and size of the Board, determining the criteria for membership of the Board, and conducting an annual evaluation of the Board;
(ii)	Identifying, considering, and recommending candidates to fill new positions or vacancies on the Board, and reviewing any candidates recommended by stockholders in accordance with the bylaws;
(iii)	Establishing procedures to be followed by security holders in submitting recommendations for director candidates to the Nomination Committee;
(iv)	Periodically reviewing the composition of each committee of the Board, making recommendations to the Board for the creation of additional committees or the change in mandate or dissolution of committees, and annually recommending to the Board persons to be members of the various committees and Committee Chairperson; and
(v)	Reviewing and monitoring compliance with the Company's Code of Business Conduct and Ethics, considering questions of possible conflicts of interest of directors and officers, and reviewing actual and potential conflicts of interest of directors and officers and clearing any involvement of such persons in matters that may involve a conflict of interest.

Officers, Directors and Key Employees of Bao Feng

Name	Age	Positions
Ting Ting Chang	32	Chief Executive Officer
Xianyang Chen	38	Chief Technical Officer
Yu Gao	38	Chief Marketing Officer

 Ms. Chang has served as Bao Feng’s Chief Executive Officer since May 2016. For Ms. Chang’s biographical information, see “Officers and Directors of the Company,” above.

Dr. Chen has served as Bao Feng’s Chief Technical Officer since 2016. His work at Bao Feng primarily involves the establishment of a prediction model for Alzheimer's disease and the extraction and purification of nervonic acid from Acer truncatum and its application in the field of brain health. Dr. Chen has served as an honorary professor of the academic department at the Research Center of Plateau medicine at China Medical University since April 2021. Prior to joining Bao Feng, from 2011 to 2015, Mr. Chen was employed as an assistant professor at the Institute of Botany, Chinese Academy of Sciences where his work primarily involved metabolomics and data modeling, and where he presided over a natural science foundation project. Mr. Chen has published five articles and co-authored fifteen articles in various scientific journals. Mr. Chen holds a Bachelor's degree in Grass Science from the School of Resources and Environment, Beijing Forestry University, and a doctorate degree in developmental biology from the Institute of Botany, Chinese Academy of Sciences.

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

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table summarizes all compensation received or to be received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of Bao Feng in the years ended March 31, 2022, 2021 and 2020.

Summary Compensation Table

		Compensation Paid
Name and Principal Position	Year	Salary(1) ($)		Bonus(1) ($)	Other Compensation(1) ($)
Ting Ting Chang,	2022	18,696	(2)	Nil	N/A
CEO, President, Secretary and Director	2021	17,700	(2)	Nil	N/A
	2020	17,761	(2)	Nil	N/A

Fung Ming Pang,	2022	72,000	(3)	Nil	N/A
CFO and Director	2021	37,600	(3)	Nil	N/A
	2020	Nil	(3)	Nil	N/A

Daphne Huang	2022	Nil	(4)	Nil	N/A
Independent Director	2021	Nil	(4)	Nil	N/A
	2020	Nil	(4)	Nil	N/A

(Gabriel) Chi Wai Tse	2022	Nil	(4)	Nil	N/A
Independent Director	2021	Nil	(4)	Nil	N/A
	2020	Nil	(4)	Nil	N/A

Shuo Dong	2022	Nil	(4)	Nil	N/A
Independent Director	2021	Nil	(4)	Nil	N/A
	2020	Nil	(4)	Nil	N/A

Lingxiao Dai	2022	Nil	(5)	Nil	Nil
Independent Director	2021	Nil	(5)	Nil	Nil
	2020	Nil	(5)	Nil	Nil

Jen-Chuan Yeh	2022	Nil	(5)	Nil	Nil
Independent Director	2021	Nil	(5)	Nil	Nil
	2020	Nil	(5)	Nil	Nil

Xianyang Chen CTO of Bao Feng	2022 2021	Nil Nil	(6) (6)	Nil Nil	N/A N/A
	2020	Nil	(6)	Nil	N/A

Xia Li (7) Vice President of Finance of Bao Feng	2022 2021	18,696 17,700		Nil Nil	N/A N/A
	2020	17,761		Nil	N/A

Yu Gao CMO of Bao Feng	2022 2021	18,696 17,700		Nil Nil	N/A N/A
	2020	17,761		Nil	N/A

(1)	Expressed in U.S. Dollars based on the annual average exchange rate as reported by the Federal Reserve Bank of New York of 6.4184 RMB for each US dollar in 2022; 6.7791 RMB for each U.S. dollar in 2021 and 6.9649 RMB for each U.S. dollar in 2020.
(2)	Paid to Ms. Chang by Bao Feng as compensation for her services to that company.

(3)	Ms. Pang became an officer and director of the Company on May 4, 2020.
(4)	Ms. Huang, Mr. Tse and Dr. Dong were appointed to the Board of Directors of the Company on August 1, 2022.
(5)	Ms. Dai and Mr. Yeh were appointed to the Board of Directors of the Company on April 30, 2021 and resigned as independent directors on August 1, 2022. They were not compensated for serving as independent directors of the Company during the period.
(6)	In lieu of a cash salary, Mr. Chen received shares of Bao Feng, which were later transferred to Zhong Yuan-SZ in exchange for shares of Zhong Yuan Investment as part of a corporate reorganization.
(7)	Resigned as Vice President of Finance of Bao Feng on August 30, 2022.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2022, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated approximately $78,685 for officers and directors.

Stock Option Grants and Exercises

On May 4, 2020, the Company issued cashless options (the “Options”) to purchase 600,000 (post-Reverse Stock Split) Ordinary Shares of the Company at $0.50 per Ordinary Share (as adjusted for the Reverse Stock Split) to Ms. Pang, our Chief Financial Officer and director. The Options vested 50% upon commencement of trading of the Company’s Ordinary Shares on the OTCQB on July 15, 2021 and 50% on July 15, 2022. The Options are exercisable for five years after the date of vesting.

On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 of our Ordinary Shares on a cashless basis. As a result of this exercise, 272,118 Ordinary Shares were issued to Ms. Pang.

Other than the Options issued to Ms. Pang, we have not issued any Options or stock appreciation rights to any officers, employees or directors. We may issue additional Ordinary Share options to our directors and officers in the future at the discretion of our Board of Directors.

Stock Option and Bonus Plans

We currently have not authorized any compensation plans or stock option plans, except the Options issued to Ms. Pang as mentioned above.

Compensation of Directors

Each of our independent directors has entered into a Director’s Agreement effective on August 1, 2022. The terms and conditions of each such Director’s Agreement are similar in all material respects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting, and, upon re-election, the terms and provisions of her or his Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Director’s Agreements, the initial annual fee that is payable to each of our independent directors is as follows:

Independent Director	Annual Compensation

Daphne Huang	$30,000
(Gabriel) Chi Wai Tse	$24,000
Shuo Dong	$24,000

Other than the above-mentioned Director’s Agreements, we do not have any agreements for compensating our directors for their services in their capacity as directors.

Employment Contracts

The employment agreements between the Company or Bao Feng and their executive officers are summarized below.

On May 16, 2022, Ting Ting Chang, CEO of both the Company and Bao Feng, entered into a Supplement to her five-year Employment Agreement with Bao Feng with the same terms and conditions as the five-year Employment Agreement, but without any fixed period. The Employment Agreement may be terminated by mutual agreement or by either party under certain specified conditions. Ms. Chang is currently paid a monthly salary of RMB10,000. In addition, Ms. Chang has entered into an Indemnification Agreement with the Company pursuant to which the Company has agreed to indemnify her, to the fullest extent permitted by the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, against any and all expenses, liability and loss that she may incur as a result of any proceeding based on her alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Company.

Fung Ming Pang, CFO of the Company, entered into a three-year Employment Agreement with the Company for a term which commenced May 4, 2020 and which terminates on May 3, 2023, unless renewed by mutual consent for an additional one-year term or earlier terminated. Under the Agreement, Ms. Pang is paid a monthly salary of $2,000 until November 2020, and $6,000 thereafter. In addition, Ms. Pang is entitled to annual bonuses as determined by the Board of Directors and payable either in stock, stock options or cash, or any combination thereof. Pursuant to the Agreement, Ms. Pang has been granted cashless Options to purchase 600,000 (post-Reverse Stock Split) Ordinary Shares of the Company at $0.50 per Ordinary Share (as adjusted for the Reverse Stock Split), 50% of which vested on July 15, 2021, the date the Company’s Ordinary Shares commenced trading on the OTCQB, and 50% of which vested on July 15, 2022, the first anniversary of the Company’s Ordinary Shares trading on the OTCQB. The Options are exercisable for five years after the date of vesting. Ms. Pang may be granted additional Options upon approval of the Board of Directors. The Agreement may be terminated by the Company with or without cause, voluntarily by Ms. Pang or by Ms. Pang upon a change in control of the Company. The Agreement contains a covenant not to compete and a non-disclosure clause. In addition, Ms. Pang has entered into an Indemnification Agreement with the Company pursuant to which the Company has agreed to indemnify her, to the fullest extent permitted by the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, against any and all expenses, liability and loss that she may incur as a result of any proceeding based on her alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Company.

Yu Gao, CMO of Bao Feng, is currently employed with Bao Feng for an unlimited term. His employment may be terminated by mutual agreement or by either party under certain specified conditions. Mr. Gao is currently paid a monthly salary of RMB10,000.

Rather than an Employment Agreement, Xianyang Chen, CTO of Bao Feng, entered into a Technology Shareholding Cooperation Agreement, dated June 1, 2017, with Bao Feng pursuant to which he received shares equal to a 20% interest in Bao Feng in lieu of a salary. Pursuant to the re-organization of China Bio, his 20% interest in Bao Feng was transferred to Zhong Yuan-SZ on January 19, 2018 in exchange for a 16% interest in Zhong Yuan Investment. If the Company is listed on either NASDAQ or the NYSE, Mr. Chen’s salary will be determined according to the salary structure of the listed Company. The Agreement contains a 5-year non-competition clause and a non-disclosure clause.

Employees

We have approximately 26 full-time employees, 24 and 2 of whom are employed by Bao Feng and Dandong BF, respectively.

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

Share Ownership

The following table shows the number of Ordinary Shares beneficially owned by our directors and executive officers as of the date of this Annual Report:

Name and Address	Ordinary Shares Directly Owned		Ordinary Shares Beneficially Owned		Total Number of Ordinary Shares Beneficially Owned		Percent of Beneficial Ownership(1)
Ting Ting Chang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	2,656,388	(2)	0		2,656,388	(2)	15.03%

Fung Ming Pang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	272,118	(3)	2,956,388	(2)(4)	3,228,506	(2)(3)(4)	18.26%

Daphne Huang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0		0		0		0.00%

(Gabriel) Chi Wai Tse Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0		0		0		0.00%

Shuo Dong Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0		0		0
All Directors and Officers as a group (5 persons)	2,928,506		2,956,388		5,884,894		33.29%

(1)	Based on 17,679,618 Ordinary Shares outstanding as of the date of this Annual Report.

(2)	On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Ordinary Shares, 2,656,388 Ordinary Shares, 2,656,388 Ordinary Shares, 2,125,111 Ordinary Shares, and 318,767 Ordinary Shares of the Company (totaling 14,181,941 of our Ordinary Shares) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is 100% owned of record by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen respectively. After these share transfers, Zhong Yuan Investment does not hold any of our Ordinary Shares.
(3)	On May 4, 2020, we granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Ordinary Share, of which 50% vested on July 15, 2021 and 50% on July 15, 2022 and exercisable for five years after the date of vesting. On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 Ordinary Shares of the Company on a cashless basis. As a result of this exercise, 272,118 Ordinary Shares were issued to Ms. Pang.
(4)	Includes 2,656,388 Ordinary Shares held of record by Prime Legend Limited, which is 100% owned of record by Ms. Pang, our Chief Financial Officer and director, who is also its sole director, and 300,000 Ordinary Shares underlying cashless Options that vested on July 15, 2022 and will be exercisable until July 14, 2027.

In May 2020, Ting Ting Chang, our Chief Executive Officer, sold an aggregate of 8,000,000 Ordinary Shares owned of record by her, and Zhong Yuan Investment sold an aggregate of 9,911,920 Ordinary Shares owned of record by it, to existing, non-affiliated shareholders of the Company in private transactions under Regulation S (the “Private Sales”).

In addition, Zhong Yuan Investment sold 180,000 (post Reverse Stock Split) Ordinary Shares that were registered under the registration statement declared effective by the SEC on June 29, 2020 (“Registered Shares), in private transactions to two non-affiliates and 120,000 (post Reverse Stock Split) Registered Shares to Yau Sing Tang, the husband of Fung Ming Pang, our Chief Financial Officer and director. In addition to the sales of 300,000 Registered Shares, Zhong Yuan Investment sold 676,867 (post Reverse Stock Split) Ordinary Shares that were not registered under the registration statement declared effective by the SEC on June 29, 2020 to 35 non-affiliates of the Company under Regulation S (the “Private Sale”).

On May 4, 2020, we granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Ordinary Share, vested 50% on July 15, 2021 and 50% on July 15, 2022 and are exercisable for five years after the date of vesting. On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 Ordinary Shares on a cashless basis. As a result of this exercise, 272,118 Ordinary Shares of the Company were issued to Ms. Pang. See footnote 3, above.

On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Ordinary Shares, 2,656,388 Ordinary Shares, 2,656,388 Ordinary Shares, 2,125,111 Ordinary Shares and 318,767 Ordinary Shares (totaling 14,181,941 of our Ordinary Shares) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited, which is 100% owned of record by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen, respectively. After these share transfers, Zhong Yuan Investment does not hold any Ordinary Shares. See footnote 2, above.

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation. The following table sets forth, as of the date of this Annual Report, beneficial ownership of our Ordinary Shares by each person, to the best of our knowledge, known to own beneficially 5% or more of our Ordinary Shares outstanding as of such date. Except as otherwise indicated, all Ordinary Shares are owned directly and hold equal voting rights.

Name	Ordinary Shares Directly Owned		Ordinary Shares Beneficially Owned		Percent of Beneficial Ownership(1)
Yu Chang	6,425,287	(2)	0		36.34%
Ting Ting Chang	2,656,388	(2)	0		15.03%
Prime Legend Limited	2,656,388	(2)	0		15.03%
Fung Ming Pang	272,118	(3)	2,956,388	(2)(4)	18.26%
Xianyang Chen	2,125,111	(2)	0		12.02%

(1)	Based on 17,679,618 Ordinary Shares outstanding as of the date of this Annual Report.

(2)	On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Shares, 2,656,388 Shares, 2,656,388 Shares, 2,125,111 Shares, and 318,767 Shares of the Company (totaling 14,181,941 Shares of the Company) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is 100% owned of record by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen respectively. After these share transfers, Zhong Yuan Investment does not hold any Ordinary Shares of the Company.

(3)	On May 4, 2020, the Company granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Ordinary Share, vested 50% on July 15, 2021 and 50% on July 15, 2022 and are exercisable for five years after the date of vesting. On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 Shares of the Company on a cashless basis. As a result of this exercise, 272,118 Shares of the Company were issued to Ms. Pang.

(4)	Includes 2,656,388 Ordinary Shares held of record by Prime Legend Limited, which is 100% owned of record by Ms. Pang, our Chief Financial Officer and director, who is also its sole director, and 300,000 Ordinary Shares underlying cashless Options that vested on July 15, 2022 and will be exercisable until July 14, 2027.

In May 2020, Ting Ting Chang, our Chief Executive Officer, sold an aggregate of 8,000,000 Ordinary Shares owned of record by her, and Zhong Yuan Investment sold an aggregate of 9,911,920 Ordinary Shares owned of record by it, to existing, non-affiliated shareholders of the Company in private transactions under Regulation S (the “Private Sales”). The sales by Zhong Yuan Investment, reduced the beneficial ownership of our principal shareholders proportionately to their interest in Zhong Yuan Investment as described in footnote 2, above.

In addition, Zhong Yuan Investment sold 180,000 (post Reverse Stock Split) Shares that were registered under the registration statement declared effective by the SEC on June 29, 2020 (“Registered Shares), in private transactions to two non-affiliates and 120,000 (post Reverse Stock Split) Registered Shares to Yau Sing Tang, the husband of Fung Ming Pang, our Chief Financial Officer and director. In addition to the sales of 300,000 Registered Shares, Zhong Yuan Investment sold 676,867 (post Reverse Stock Split) Ordinary Shares that were not registered under the registration statement declared effective by the SEC on June 29, 2020 to 35 non-affiliates of the Company under Regulation S (the “Private Sale”).

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have had with related parties since April 1, 2019, other than the compensation arrangements we describe in “Compensation of Executive Officers and Directors.”

We utilize the office space and equipment of a business associate of management in Hong Kong at no cost. Management estimates the value of such office space and equipment to be immaterial.

On August 31, 2019, we closed on the Share Exchange with Zhong Yuan Investment pursuant to which we acquired 100% of the shares of China Bio. At the time of the acquisition, Ms. Ting Ting Chang was our sole officer and director of the Company. Zhong Yuan Investment, China Bio and Zhong Yuan (HK) are affiliates of Ms. Fung Ming Pang, our current Chief Financial Officer and director. Two indirect subsidiaries of China Bio, Zhong Yuan (SZ) and Bao Feng, are affiliates of Ms. Ting Ting Chang, our current Chief Executive Officer and director.

On December 31, 2020, Bao Feng completed the acquisition agreement entered into on March 1, 2020, to acquire a 100% interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment at that time and the father of Ting-ting Chang, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was paid upon completion by offsetting the amounts due from related companies.

As of September 30, 2020, related companies, of which Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment at that time and the father of Ting-ting Chang, is the owner and director, owed the Company approximately $1,025,649. The loans were unsecured, non-interest bearing and repayable on demand. The amounts due from related companies were fully settled on December 31, 2020 by offsetting the balance consideration for the acquisition of a 100% interest in Dandong BF.

During the year ended March 31, 2022, the Company provided technical supporting services to Beijing Guo Bao Feng Bio-technology Co. Ltd. and Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd., both of which Yu Chang, the Company’s major shareholder and father of Ting-ting Chang, our CEO and director, has interests and/or is a director, and generated service income of $44,094 and $38,215, respectively.

During the year ended March 31, 2022, the following related companies, of which Yu Chang, the Company’s major shareholder and father of Ting-ting Chang, our Chief Executive Officer and director, has significant interest and/or is a director, provided the research and development services to the Company:

Name	Description of R&D project	Contract sum	% of Completion	Recognized as R&D expenses	Outstanding contract sum
		$		$	$
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	Seedling analysis	109,060	70%	65,436	43,624
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	155,800	75%	116,850	38,950
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	67,306	100%	67,306	—
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	94,337	80%	75,470	18,867
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	124,640	75%	93,480	31,160
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	Metabolomics testing and analysis	272,650	70%	190,855	81,795

Total		823,793		609,397	214,396

Amounts due from related companies, of which Yu Chang, the Company’s major shareholder and father of Ting-ting Chang, our Chief Executive Officer and director, has significant interest and/or is a director, were unsecured, non-interest bearing and repayable on demand and consisted of the following:

	As of March 31,
Amounts due from:	2022	2021
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	$169,212	$150,769
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	77,506	37,433
Ai Rui Tai Ke Fertilizer Co. Ltd.	53,791	—
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	23,828	—
	$324,337	$188,202

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

Item 10. Additional Information

Share Capital

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by our Memorandum and Articles of Association, the Companies Law, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our Ordinary Shares may, in the future, be traded.

Our authorized capital is $50,000, consisting of 50,000,000 shares, $0.001 par value per share. The Board of Directors has the right, in its absolute discretion and without approval of the existing shareholders, to issue shares, grant rights over existing shares or issue other securities in one or more series as it deems necessary and appropriate and to determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares held by existing shareholders, at such times and on such other terms as it deems proper. No preferred shares have been issued.

As of the date of this Annual Report, there are 17,679,618 of our Ordinary Shares issued and outstanding, including 16,150,000 (as adjusted for the Reverse Stock Split) which were issued in July 2019 in consideration for 100% of the outstanding shares of China Bio pursuant to the Share Exchange. All Ordinary Shares are fully paid. Except for the 300,000 remaining Options issued to Ms. Pang and the 13,000 warrants that were issued in the 2021 private securities offering, we do not have any Options or Warrants to purchase Ordinary Shares or any preferred shares outstanding.

Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 313036 in the register of companies. Our registered office is Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1– 1205, Cayman Islands. The objects for which the Company was established are unrestricted, and the Company has full power and authority to carry out any object that is not prohibited under Cayman Islands law as set forth in Paragraph 4 of our Memorandum of Association. As a Cayman Islands exempted company, we are (subject to certain qualifications) prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands, owning land in the Cayman Islands and making any invitation to the public in the Cayman Islands to subscribe for any of our shares or debentures. We do not believe that these restrictions materially affect our operations.

Objects of the Company

Under our Memorandum and Articles of Association, the objects of our Company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Powers of Directors

Paragraph 107 of our Articles of Association (our “Articles”) provides that a director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with the Company shall declare the nature of his interest at a meeting of the directors or by general notice to the directors. The director may vote in respect of the contract or arrangement notwithstanding his interest therein, and his vote shall be counted, and he may be counted in the quorum at any meeting at which the contract or arrangement is considered. Paragraph 86 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 98 of the Articles provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Paragraph 85 of the Articles provides that directors are not required to own shares of the Company in order to serve as directors.

Our Ordinary Shares

Our authorized share capital is $50,000, divided into 50,000,000 Ordinary Shares, $0.001 par value. Holders of our Ordinary Shares are entitled to one vote for each whole Ordinary Share on all matters to be voted upon by shareholders, including the election of directors. Holders of our Ordinary Shares do not have cumulative voting rights in the election of directors. All of our fully paid Ordinary Shares are equal to each other with respect to dividend rights. Holders of our Ordinary Shares are entitled to receive dividends, if and when declared by our Board of Directors, out of funds legally available therefor under Cayman Islands law. In the event of our liquidation, the liquidator will, after having discharged the debts, if any, of the Company, divide among the shareholders on a pari passu basis, in specie or kind, the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid. Holders of our Ordinary Shares have no pre-emptive rights to purchase any additional unissued Ordinary Shares. No preferred shares have been issued; however, the Board of Directors has the ability to determine the rights, preferences and restrictions of preferred shares at their discretion.

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

Limitations on Right to Own Ordinary Shares

Cayman Islands law and our Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our securities. There are no provisions in the Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Issuance of Additional Ordinary Shares

Paragraph 6 of our Articles authorizes our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued Shares.

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

Material Contracts

Effective November 15, 2017, we (the “Delaware Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with our wholly-owned subsidiary, Zhong Yuan Bio-Technology Holdings Limited (the “Cayman Company), an exempted company limited by shares which was formed under the laws of the Cayman Islands, in order to effect a change in our domicile from Delaware to the Cayman Islands. The Merger Agreement provided that, upon effectiveness of the merger, (i) the Delaware Company would be merged with and into the Cayman Company with the Cayman Company being the surviving company; (ii) each share of Common Stock of the Delaware Company would convert into the right to receive one Ordinary Share of the Cayman Company; and (iii) the officers and directors of the Delaware Company would be the officers and directors of the Cayman Company. The Plan of Merger was approved by the shareholders of both the Delaware Company and the Cayman Company. Pursuant to the Merger Agreement, we became a Cayman Islands exempted company as of August 21, 2018.

On July 2, 2019, we entered into a definitive Share Exchange Agreement with Zhong Yuan Investment and its affiliates, pursuant to which we acquired all of the outstanding Common Stock of China Bio in exchange for the issuance of 161,500,000 Ordinary Shares to Zhong Yuan Investment. On August 31, 2019 (the “Closing Date”), China Bio became our wholly owned subsidiary and Zhong Yuan Investment became the owner of approximately 94.2% of our voting Ordinary Shares. The Share Exchange Agreement was filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on July 5, 2019.

On March 1, 2020, Bao Feng entered into an acquisition agreement to acquire a 100% interest in Dandong BF from Yu Chang, the owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ms. Ting Ting Chang, for a total consideration of RMB10,500,000 (approximately $1,482,600), RMB3,160,000 (approximately US$446,192) of which was paid upon signing of the Equity Transfer Agreement. The balance of RMB7,340,000 (approximately US$1,036,408) was paid upon completion of the acquisition by offsetting the amounts due from related companies of which Yu Chang is the owner and director.

Summaries of our employment contracts with executive officers and key employees are disclosed under “Compensation of Executive Officers and Directors – Employment Contracts” and were filed as Exhibits 10.9 through 10.11 to our Report on Form 6-K filed with the SEC on September 5, 2019.

Summaries of our leases are disclosed under “Our Business – Properties” and were filed as Exhibits 10.13 and 10.14 to the Registration Statement on Form F-1 filed with the SEC on April 28, 2020. Our Agreement and Supplemental Agreement covering the land on which we grow our Acer truncatum seedlings, which will be removed by December 30, 2022, are filed as Exhibits 10.01 and 10.02, respectively, to this Annual Report.

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

A foreign corporation will be treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if, after applying relevant look-through rules with respect to the income and assets of subsidiaries, 75% or more of its gross income consists of certain types of passive income or 50% or more of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) United States holders would generally be required to treat any gain on sales of our Ordinary Shares held by them as ordinary income and to pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain; and (ii) distributions paid by us to our United States holders could also be subject to an interest charge. In addition, we would not provide information to our United States holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends. Further, non-U.S. shareholders may be subject to taxation upon their receipt of dividends in their tax jurisdiction.

Documents on Display

You may read and copy documents referred to in this Annual Report that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

As a "smaller reporting company" as defined by Item 10 of Regulation S-K, we are not required to provide this information.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer, Ting Ting Chang, and principal financial officer, Fung Ming Pang, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of March 31, 2022. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were ineffective at such time to ensure that information required to be disclosed by us in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our principal executive officer and principal financial officer also concluded that our disclosure controls, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, were inappropriate to allow timely decisions regarding required disclosure.

Based on management's assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of March 31, 2022. The material weaknesses identified were as follows:

●	Due to the small size of the Company and the lack of an accounting and finance department or a sufficient number of experienced accounting and finance personnel, there were limited controls over information processing.
●	There was an inadequate segregation of duties consistent with control objectives, as management was composed of only two persons at fiscal year-end, and there remains an issue with inadequate segregation of duties as of the date of filing this Annual Report. In order to remedy this situation, we would need to hire additional managers and staff to provide greater segregation of duties. Currently, it is not financially feasible to hire additional managers and staff to obtain optimal segregation of duties. Management will reassess this matter on an ongoing basis to determine whether improvement in segregation of duties is feasible.
●	Although the financial statements and footnotes are reviewed by our management, we did not have formal policies and procedures necessary to adequately review significant accounting transactions and the accounting treatment of those transactions.

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2022. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

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

Our management assessed the effectiveness of our internal control over financial reporting at March 31, 2022 and determined that, as of March 31, 2022, our internal control over financial reporting was not effective.

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

Changes in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting that occurred during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, in August 2022, our Board of Directors appointed three independent directors and formally formed an audit committee with financial experts that is comprised of those three independent directors. Even though our financial statements and footnotes are now reviewed by our management and our audit committee, we still do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Ms. Daphne Huang, the Chairman of our audit committee, qualifies as a financial expert under the applicable SEC rules.

Item 16B. Code of Ethics

Due to our size and limited number of employees and the fact that we are still in the development stage of our operations, the Company has not yet adopted a code of ethics that applies to our directors, officers, employees and representatives. We intend to adopt a code of ethics in the future when and if our circumstances warrant it.

Item 16C. Principal Accountant Fees and Services

On February 25, 2022, we engaged K. R. Margetson Ltd. to replace Centurion ZD CPA & Co. as our independent registered public accounting firm to audit our financial statements for the fiscal year ended March 31, 2022 and onward. Fees billed to the Company by K. R. Margetson Ltd. and by Centurion ZD CPA & Co., together, are set forth below:

	Fiscal Year Ended March 31,	Fiscal Year Ended March 31,
	2022	2021
Audit Fees	$60,000	$50,000
Audit Related Fees	$8,000	$6,000
Tax Fees	—	—
All other Fees	—	—
Total	$68,000	$56,000

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

Our Ordinary Shares are not listed on an exchange.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant's Certifying Accountants

On February 25, 2022, we dismissed Centurion ZD CPA & Co (“Centurion ZD”) as our independent registered public accounting firm. The reports of Centurion ZD on our financial statements for the fiscal years ended March 31, 2020 and 2021 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal years ended March 31, 2020 and 2021 and the subsequent interim period preceding Centurion ZD’s dismissal, there were no disagreements with Centurion ZD, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Centurion ZD, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements. The decision to change our independent accountant was approved and ratified by our Board of Directors on February 25, 2022.

During our fiscal years ended March 31, 2020 and 2021 and the subsequent interim period preceding Centurion ZD’s dismissal, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Centurion ZD with a copy of the disclosure before filing our Report on Form 8-K regarding our change of accountants. We requested that Centurion ZD provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Centurion ZD stating that it agrees with the above statements. A copy of such letter, dated as of February 28, 2022, was filed as Exhibit 99.1 to the Report.

We engaged K. R. Margetson Ltd. (“Margetson”) as our new independent registered public accounting firm effective February 25, 2022. During the two most recent fiscal years and through the date of Margetson’s engagement, we did not consult with Margetson regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Margetson as our new independent registered public accounting firm, our Board of Directors considered all relevant factors, including the fact that Margetson is not located in China or Hong Kong.

Item 16G. Corporate Governance

Not Applicable

Item 16H. Mine Safety Disclosure

Not Applicable

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19. Exhibits

10.1	Agreement dated March 28, 2022 between Dandong Bao Feng Seedling Technology Co. and Fanyuan Meng.
10.2	Supplemental Agreement dated April 11, 2022 between Dandong Bao Feng Seedling Technology Co. and Fanyuan Meng
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Dated: September 23, 2022	/s/ CHANG Ting Ting
CHANG Ting Ting
President, Chief Executive Officer, Secretary and Director

Dated: September 23, 2022	/s/ PANG Fung Ming
PANG Fung Ming
Chief Financial Officer and Director

F-1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Zhong Yuan Bio-Technology Holdings Limited

Opinion on the Financial Statements

I have audited the accompanying consolidated balance sheets of Zhong Yuan Bio-Technology Holdings Limited (the “Company”) as of March 31, 2022 and the related consolidated statements of operations and comprehensive losses, stockholders’ equity and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and the results of its operations and its cash flows for the year ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the Company's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. As part of my audit, I am required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion.

My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved or especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and I am not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2

Inventory write-down

As described in Note 5 of the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a weighted-average basis. Write-down of potential obsolete or slow moving inventories is recorded based on management’s assumptions about future demands and market conditions. For the year ended March 31, 2022, the Company recorded inventory impairment charges of $240,312. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors.

I identified the inventory write-down as a critical audit matter. The Company’s determination of future markdowns is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s merchandising strategy and related inventory markdown assumptions affected the realizable value of inventory.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) observing the physical condition of inventories during inventory counts; (ii) evaluating the appropriateness of management’s process for developing the estimates of net realizable value (iii) testing the reliability of reports used by management by agreeing to underlying records; (iv) testing the reasonableness of the assumptions about quality, damages, future demand, selling prices and market conditions by considering with historical trends and consistency with evidence obtained in other areas of the audit; and corroborating the assumptions with individuals within the product team; and (v) assessing the Company’s adjustments of inventory costs to net realizable value for slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

/S/ K.R.MARGETSON LTD.

North Vancouver BC

Canada

Date: September 23, 2022

I have served as the Company’s auditor since 2022

PCAOB ID:1212

F-3

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

F-4

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

/s/ Centurion ZD CPA & Co.

Hong Kong

August 16, 2021

We have served as the Company’s auditor since 2019

PCAOB No. 2769

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31
		2022	2021
Assets	Notes		Reclassified
Current assets
Cash at banks		$101,719	$194,590
Accounts receivable, net	4	194,138	264,749
Inventories	5	1,238,316	1,487,683
Amounts due from related companies	6	324,337	188,202
Prepaid expenses and other current assets	7	224,392	301,370
Total current assets		$2,082,902	$2,436,594

Other assets
Right-of-use assets	16(b)	759,314	1,005,649
Property, plant and equipment, net	8	10,659	15,353
Total other assets		769,973	1,021,002

Total assets		$2,852,875	$3,457,596
Liabilities and stockholders' equity
Current liabilities
Bank loans	10	462,029	402,254
Accrued expenses and other current payables	9	234,408	257,854
Lease liabilities, current	16(b)	139,137	101,134
Total current liabilities		835,574	761,242

Non-current liabilities
Bank loan, non-current	10	366,653	261,251
Lease liabilities, non-current	16(b)	709,248	934,610
Total non-current liabilities		1,075,901	1,195,861

Total liabilities		1,911,475	1,957,103
Contingencies and commitment	16

Stockholders' equity
Ordinary shares, 50,000,000 shares authorized at par value of $0.001 each; 17,547,118 and 17,145,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively		17,547	17,145
Additional paid-in capital		2,115,207	1,563,472
Accumulated losses		(1,367,834)	(242,269)
Accumulated other comprehensive income		176,480	162,145
Total stockholders' equity		1,941,400	1,500,493

Total liabilities and stockholders' equity		$2,852,875	$3,457,596

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year ended March 31,
	Notes	2022	2021
			Reclassified
NET SALES	3, 14	$2,238,526	$1,635,420
Cost of sales		(846,968)	(281,962)
Gross profit		1,481,558	1,353,458
General and administrative expenses		(1,042,007)	(574,634)
Research and development expenses	14	(680,313)	(211,037)
Selling and marketing expenses		(888,424)	(582,382)
Operating loss		(1,129,186)	(14,595)
Other income (expenses)
Other income (expenses)		3,198	11,133
Government grant		46,740
Interest. income		163	90
Interest expense	10	(35,361)	(24,650)
Total other income(expenses), net		14,740	(13,427)
Loss before income tax		(1,114,446)	(28,022)
Income tax expense	12(a)	(11,119)	—
Net loss		$(1,125,565)	$(28,022)
Other comprehensive loss
Foreign currency translation adjustment		(14,335)	(48,705)
Comprehensive loss		(1,139,900)	(76,727)

Loss per share – Basic and diluted (cents)	2	(6.51)	(0.16)
Weighted average number of shares – Basic and diluted		17,283,258	17,145,000

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Accumulated	Comprehensive
	No. of shares	Amount	Capital	Losses	Income	Total

Balance as of April 1, 2020	171,450,000	$17,145	$1,563,472	$(214,247)	$113,440	$1,479,810
Effect of the one-for-ten reverse stock split	(154,305,000)	—	—	—	—	—
Issuance of shares through private placement	50,000	50	49,950	—	—	50,000
Cancellation of shares	(50,000)	(50)	(49,950)	—	—	(50,000)
Net loss	—	—	—	(28,022)	—	(28,022)
Foreign currency translation adjustment	—	—	—	—	48,705	48,705
Balance as of March 31, 2021	17,145,000	17,145	1,563,472	(242,269)	162,145	1,500,493
Issuance of shares through private placement	130,000	130	233,870	—	—	234,000
Grant of stock options	—	—	318,137			318,137
Exercise of stock options	272,118	272	(272)			—
Net loss	—	—	—	(1,125,565)	—	(1,125,565)
Foreign currency translation adjustment	—	—	—	—	14,335	14,335
Balance as of March 31, 2022	17,547,118	$17,547	$2,115,207	$(1,367,834)	$176,480	$1,941,400

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,125,565)	$(28,022)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,694	5,990
Amortization of right-of-use assets	178,681	176,382
Inventory provision included in cost of sales	240,312	—
Inventory loss included in cost of sales	186,383	—
Stock-based compensation expense	318,137	—
Write off of other receivables	30,920	—
Changes in operating assets and liabilities:
Accounts receivable	(70,611)	65,142
Inventories	(182,531)	162,276
Prepaid expenses and other current assets	46,058	(254,853)
Accounts payables	—	(706)
Accrued expenses and other payables	(23,447)	140,295
Value added and other taxes payable	—	42,691
Net cash (used in)/provided by operating activities	(396,969)	309,195

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(5,632)
Net cash on acquisition	—	4,644
Net cash used in investing activities	—	(988)

Cash flows from financing activities:
Proceeds from private placement	234,000	50,000
Payment for cancellation of shares	—	(50,000)
Proceeds from bank loans	567,431	663,505
Repayment of bank loan	(402,254)	(460,030)
Advances to related companies	(136,135)	(299,010)
Net cash used in financing activities	263,042	(95,535)

Effect of exchange rate changes on cash	41,056	(78,872)

Net (decrease)/increase in cash	(92,871)	133,800
Cash at beginning of year	194,590	60,790
Cash at end of year	$101,719	$194,590

Supplemental information:
Cash paid for income tax	$11,119	$660
Cash paid for interests	35,361	24,250

Major non-cash transactions:
Right of use assets obtained in exchange for operating lease obligations	$37,611	$1,148,422

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Nature of operations

Zhong Yuan Bio-Technology Holdings Limited (“ZY Holdings” or the “Company”) was incorporated in the Cayman Islands on July 5, 2016. The Company is an investment holding company. Through its wholly-owned subsidiaries, the Company is engaged in the businesses of developing early detection kits for brain diseases and new drugs for neurological diseases; sales of plant-derived nervonic acid health supplements; provision of technical supporting services and sales of Acer truncatum seedlings. ZY Holdings together with its subsidiaries are collectively referred to as the “Company”.

Share Exchange

On August 31, 2019, ZY Holdings closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment Limited (“Zhong Yuan Investment”), a Seychelles company. Prior to the exchange, Zhong Yuan Investment owned 100% of the shares of China Bio-Technology Holdings Limited (“China Bio”), a company organized under the laws of the Republic of Seychelles on June 27, 2016. Under the Share Exchange Agreement, ZY Holdings issued 161,500,000 shares to Zhong Yuan Investment in exchange of 100% equity interest in China Bio. As a result of the Share Exchange, China Bio is now a wholly owned subsidiary of ZY Holdings. Immediately following the closing of the Share Exchange, the Company had 170,000,000 ordinary shares outstanding, 95% of which were owned by Zhong Yuan Investment.

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

Reorganization of China Bio

In and around January 2018, China Bio completed a reorganization of its legal structure. The reorganization involved the incorporation of China Bio and its wholly owned subsidiaries, Zhong Yuan Bio-Technology (Hong Kong) Limited (“ZY HK”, previously known as Hua Hong Powerloop Technology (Hong Kong) Limited, a holding company incorporated on June 13, 2016 under the laws of Hong Kong) and Zhong Yuan Bio-Technology (Shenzhen) Company Limited (“ZY Shenzhen”, a holding company established on June 10, 2014 under the laws of the People’s Republic of China (“PRC”) and previously known as Shenzhen Chuang Feng Clear Energy Company Limited); and the transfer of all equity ownership of Bao Feng Bio-Technology (Beijing) Limited (“BF Beijing”, previously known as Beijing Yuan Bao Feng Century Agricultural Technology Limited, an operating company incorporated on August 30, 2012 under the laws of the PRC) to ZY Shenzhen from the former shareholders of BF Beijing.

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition of Dandong BF by BF Beijing

On December 31, 2020, the Company’s primary operating subsidiary, BF Beijing, completed its acquisition of a 100% equity interest in Dandong Bao Feng Seedling Technology Co., Limited (“Dandong BF”) from Mr. Yu Chang, the major shareholder of the Company and the father of Ms. Ting Chang, the Company’s CEO and director, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Mr. Yu Chang is the owner and director.

Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development and growing of Acer truncatum seedlings in Dandong city, Liaoning Province, in the northeastern region of the PRC.

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

Fair Value ($)
Cash	4,644
Inventories	1,425,080
Amount due from a related party	151,362
Property, plant and equipment, net	5,873
Other assets	21,641
Net assets value	1,608,600

Goodwill	—
Total purchase consideration	1,608,600

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

Private Placement

On December 13, 2019, the Company closed on the sale of 1,450,000 ordinary shares (pre-Reverse Stock Split) to independent shareholders, at a purchase price of $0.10 per share, pursuant to a private securities offering.

On November 17, 2020, the Company sold 50,000 ordinary shares to an independent shareholder, at a purchase price of $1.00 per share, pursuant to a private securities offering.

On November 15, 2021, the Company sold 130,000 ordinary shares to independent shareholders at a purchase price of $2.00 per share with one warrant for every ten ordinary shares sold (“Warrant”), pursuant to a private securities offering. Each warrant is entitled to subscribe for one ordinary share at a price of $4.00 per ahare for one-year period ending November 15, 2022.

On April 29, 2022, the Company sold 100,000 ordinary shares to an independent shareholder, at a purchase price of $4.00 per share, and in June 2022, the Company sold 20,000 ordinary shares to two shareholders of the Company, at a purchase price of $4.00 per share and 12,500 ordinary shares to independent shareholders, at a purchase price of $5.00 per share, pursuant to a private securities offering.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of March 31 2022	Effective ownership as of March 31, 2021
ZY Holdings	Cayman Islands	July 5, 2016	Investment holding	100%	100%
China Bio	Republic of Seychelles	June 27, 2016	Investment holding	100%	100%
ZY HK	Hong Kong	June 13, 2016	Investment holding	10.0%	100%
ZY Shenzhen	PRC	June 10, 2014	Investment holding	100%	100%
BF Beijing	PRC	August 30, 2012	Nervonic acid research, development of nervonic acid based herbal and chemical drugs and the sales of health supplements continuing nervonic acid	100%	100%
Dandong BF	PRC	March 11, 2019	Research, development and growing of Acer truncatum seedlings	100%	100%

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COVID-19 outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for the year ended March 31, 2022.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment and capitalized development cost, impairment of long-lived assets, revenue recognition, valuation of accounts receivables, inventories and stock-based compensation, provision for contingent liabilities, and realization of deferred tax assets and uncertain tax positions. Actual results could differ from these estimates.

Foreign currency translation

The subsidiaries within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive loss.

The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:-

	2022	2021
Balance sheet items, except for equity accounts	RMB1=$0.1577 HK$1=$0.1277	RMB1=$0.1526 HK$1=$0.1286
Items in statements of income and cash flows	RMB1=$0.1558 HK$1=$0.1284	RMB1=$0.1475 HK$1=$0.1290

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

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in the PRC. As of March 31, 2022 and 2021, cash balances were $101,719 and $194,590, respectively. The Company maintains bank accounts in the PRC, which is not freely convertible into foreign currencies. In addition, cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs. While management believes that these banks are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk

Prepayments, deposits and other current assets, net

Prepayment, deposits and other current assets, net, primarily consists of advances to suppliers for purchasing goods or services; deposits paid; prepaid expenses and other receivables. Prepayments, deposits and other current assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for doubtful accounts on such receivables. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

Accounts receivables are recorded at the invoiced amounts and presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts receivables are written off after exhaustive efforts at collection.

Inventories

Inventories are stated at the lower of cost or net realizable value on consolidated balance sheets. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving, damaged and lost goods, which is dependent upon factors such as historical and forecasted demand and prevailing market conditions. Write-downs are recorded in cost of revenues on the consolidated statements of operations and comprehensive loss.

Property and equipment, net

Property and equipment, net, mainly comprise fixtures and furniture, computer and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives of the assets on a straight-line basis, after considering the estimated residual value.

The estimated useful lives are as follows:

Useful Life
Office equipment, fixtures and furniture	3-5 years
Computer equipment	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the statement of operations and comprehensive loss.

Impairment for long-lived assets

Long-lived assets, including office equipment, furniture and fixtures, computer equipment and right of use asset are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended March 31, 2022 and 2021, the Company recognized nil impairment for the long-lived assets

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” (Topic 606) (“ASU 2014-09”). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. When the Company is primarily obligated in a transaction, is generally subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. When the Company is not primarily obligated in a transaction, does not generally bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

The Company currently generates its revenue from the following main sources:

(a)	Sales of health care supplements

Sales of health care supplements are recognized at a point in time when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), after-sale warranty or price protection. There are no customer acceptance provisions associated with the Company’s products.

The Company is subject to value added tax at a range of 9% to 13% on the revenues earned from the sales of health care supplements in the PRC. The Company presents its revenue net of value added and other taxes, sales discounts and returns. There were insignificant product returns for the two years ended March 31, 2022 and hence no provision has been made for sales returns as of March 31, 2022 and 2021, respectively.

(b)	Technical supporting services

Technical supporting service income is recognized at a point in time when the services are rendered under the respective service contract terms and the contract amount is fixed by the service contract terms and collectability of service income is reasonably assured.

The Company is subject to value added tax at 6% on technical supporting service income in the PRC. The Company presents the technical supporting service income net of valued added tax.

(c)	Sales of Acer truncatum seedlings

Sales of Acer truncatum seedlings are recognized at a point in time when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and sales proceeds are received.

Revenue generated from the sale of Acer truncatum is exempted from value added tax in the PRC.

Cost of Revenues

The cost of revenue primarily consists of the cost of the inventory sold and cost of technical supporting services outsourced.

Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Government grant

Government grant mainly represents amounts received from central and local governments in connection with the Company’s expenditure in research to technology development. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grant are fulfilled.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment topic of ASC Topic 718, which requires recognition in the financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the vesting period or immediately if fully vested and non-forfeitable. The Financial Accounting Standards Board (“FASB”) also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of March 31, 2022 and 2021, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2022 and 2021. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing.

Value added tax (“VAT”)

Revenue represents the invoiced value of products sold and services provided , net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold and services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries with a cap as defined under the Chinese labour regulations. The Company has no legal obligation for the benefits beyond the contributions. The total employee benefits expensed as incurred were $78,685 and $42,065 for the years ended March 31, 2022 and 2021, respectively.

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

The following table presents a reconciliation of basic and diluted loss per share for the years ended March 31, 2022 and 2021:

	2022	2021
Net loss	$1,125,565	$28,022

Weighted average number of ordinary shares outstanding
- basic and diluted	17,283,258	17,145,000

Net loss per share
- basic and diluted	$6.51 cents	$0.16 cents

For the year ended March 31, 2022, 13,000 ordinary shares exercisable under warrants were excluded from the EPS calculation, as their effects were anti-dilutive.

For the year ended March 31, 2021, no diluted loss per share has been presented as there were no potential ordinary shares outstanding.

Significant risk and uncertainties

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2022 and 2021, the aggregate amount of cash of $101,719 and $194,590, respectively, were held at major financial institutions in the PRC, where there is currently no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

Sales revenue from three major customers was $652,478 and $602,969, or approximately 28.0% and 38.6% of the Company’s total revenues for the years ended March 31, 2022 and 2021, respectively. There were two customers each accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2022 whereas there was no such customer for the year ended March 31, 2021. The Company’s accounts receivable from three major customers were $122,402 and $151,389 as of March 31, 2022 and 2021, respectively.

(d)	Significant suppliers

Purchases from two major vendors was $108,512 and $87,439, or approximately 73.6% and 86.4% of total purchases by the Company for the years ended March 31, 2022 and 2021, respectively. The Company’s accounts payable due to these vendors was $nil as of March 31, 2022 and 2021, respectively.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

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

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to accounts receivable and other financial instruments. This standard is effective for the Company beginning December 15, 2022. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company believes that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2023. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” and issued a subsequent amendment which refines the scope of the ASU and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform activities in January 2021 within ASU 2021-01 (collectively, including ASU 2020-04, “ASC 848”). ASC 848 provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The ASU 2020-04 is effective for all entities as of March 12, 2020, through December 31, 2022, at which time transition is expected to be complete. As the Company do not fall within the scope of Topic 848 or have contracts with references to a reference rate expected to be discontinued, the Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In May 2021, the FASB issued ASU 2021-04, “Earnings per share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”, which codify the final consensus reached by of the FASB Emerging Issues Task Force on how an issuer should account for modifications made to equity-classified written call options (hereafter referred to as a warrant to purchase the issuer’s common stock). This guidance in the ASU requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. This guidance is effective for the Company for the year beginning after December 15, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities About Government Assistance”, which requires the issuer to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 also adds a new Topic – ASC 832, Government Assistance – to the FASB’s Codification. The disclosure requirements in ASU 2021-10 apply to all entities, except for not-for-profit entities within the scope of ASC 958, Not-for-Profit Entities, and employee benefit plans within the scope of ASC 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and 965, Plan Accounting – Health and Welfare Benefit Plans. The disclosure requirements in ASC 832 only apply to transactions with a government that are accounted for by analogizing to either a grant model (for example, in International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance), or a contribution model (for example, in ASC 958-605, Not-for-Profit Entities – Revenue Recognition). This disclosure requirement is effective for the Company for the year beginning after December 15, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Segment Information

The Company has three reportable segments: sales of health care supplements; technical supporting services; and sales of Acer truncatum seedlings. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the businesses.

Key financial performance measures of the segments are as follows:

For the year ended March 31, 2022

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of health care supplements	$1,799,074	$158,563	$1,640,511
Technical supporting services	529,452	261,710	267,742
Sales of Acer truncatum seedlings	—	426,695	(426,695)
Total	$2,328,526	$846,968	$1,481,558

For the year ended March 31, 2021

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of health care supplements	$1,373,412	$163,962	$1,209,450
Technical supporting services	56,356	—	56,356
Sales of Acer truncatum seedlings	205,652	118,000	87,652
Total	$1,635,420	$281,962	$1,353,458

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of March 31,
	2022	2021

Accounts receivable	$194,138	$264,749
Less: Allowance for doubtful accounts	—	—
Total accounts receivable, net	$194,138	$264,749

Note 5 — Inventories

Inventories consisted of the following:

	As of March 31,
	2022	2021

Raw materials	$16,971	$—
Work in progress	—	—
Finished goods	1,221,345	1,487,683
Inventory net	$1,238,316	$1,487,683

Slow moving inventories amounting to $240,312 and $nil were written off for the years ended March 31, 2022 and 2021, respectively.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Amounts due from related companies

Amounts due from related companies were unsecured, non-interest bearing and repayable on demand and consisted of the following:

	As of March 31,
Amounts due from:	2022	2021

Dunhua Acer Truncatum Seedling Planting Co. Ltd.	$169,212	$150,769
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	77,506	37,433
Ai Rui Tai Ke Fertilizer Co. Ltd.	53,791	—
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	23,828	—
	$324,337	$188,202

Mr. Yu Chang, the Company’s major shareholder and father of Ms. Ting-ting Chang, CEO and director of the Company, has significant influence on these companies as mentioned above and/or is one of the directors of these companies. Therefore, the Company considers these companies are related companies.

Note 7 — Prepayments, deposits and other current assets

Prepayments, deposits and other current assets consisted of the following:

	As of March 31,
	2022	2021

Advances to suppliers	$34,661	$132,718
Deposits	21,061	26,924
Prepaid expenses	157,156	63,994
Other receivables, net of allowance of $nil (2022) and $nil (2021)	11,514	77,734
Prepaid expenses	$224,392	$301,370

Note 8 — Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of March 31,
	2022	2021

Computer equipment	$22,690	$22,690
Office equipment, fixtures and furniture	22,178	22,178
Subtotal	44,868	44,868
Less: Accumulated depreciation	(34,209)	(29,515)
Total	$10,659	$15,353

Depreciation expense for the years ended March 31, 2022 and 2021 amounted to $4,694 and $5,990, respectively. No impairment of property, plant and equipment was recognized for the years ended March 31, 2022 and 2021.

Note 9 — Accrued liabilities and other current payables

Accrued liabilities and other payables consisted of the following:

	As of March 31,
	2022	2021

Advances from customers	$4,248	$85,249
Accrued liabilities	209,019	97,238
Other current payables	21,141	23,775
Accrued expenses and other payables	$234,408	$206,262

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Bank loans

Bank loans consisted of the following:

	As of March 31,
	2022	2021

Unsecured loan from China Construction Bank wholly repayable within 1 year	$257,997	$402,254
Unsecured loan from Bank of Beijing wholly repayable within 1 year	204,032	—
Total unsecured bank loan wholly repayable within 1 year	462,029	402,254

Secured loan from China Construction Bank wholly repayable more than 1 year	366,653	261,251
Total	$828,682	$663,505

As of March 31, 2022, the outstanding loan from China Construction Bank of $257,997 (or RMB 1,636,000) with annual interest rate of 3.8525% was unsecured and denominated in RMB for a term of 12 months. This facility of credit limit of RMB 1,636,000 was obtained on May 14, 2021 and will be expired on May 14, 2022, with floating interest rate charged at 0.25% over the PRC 1-year loan prime rate.

The outstanding loan from Bank of Beijing of $204,032 (or RMB 1,293,798) with annual interest rate of 4.8% was unsecured and denominated in RMB for a term of 5 months. This facility of credit limit of RMB 1,293,798 was obtained on May 25, 2021 and will be expired on May 24, 2022, with floating interest rate charged at 2% over the PRC 1-year loan prime rate.

As of March 31, 2022, the outstanding loan from China Construction Bank of $366,653 (or RMB 2,325,000) with annual interest rate of 4.4% was secured by pledging the property of the Company’s CEO and director, Ms. Ting Chang, and denominated in RMB for a term of 36 months. This facility of credit limit of RMB 2,325,000 was obtained on May 8, 2020 and will be expired on May 7, 2023, with floating interest rate charged at 0.7% over the PRC 1-year loan prime rate.

Interest expenses for the years ended March 31, 2022 and 2021 were $35,361 and $24,250, respectively.

Note 11 — Stock-based compensation expense

On May 4, 2020, the Company granted cashless options (the “Options”) to purchase 6,000,000 (pre-Reverse Stock Split) or 600,000 (post-Reverse Stock Split) ordinary shares of the Company at $0.05(pre-Reverse Stock Split) or $0.5 (post-reverse stock split) per share to Ms. Fung Ming Pang, the Company’s CFO and director. The Options vested 50% at the time when the Company’s ordinary shares began trading on the OTCQB on July 15, 2021 and 50% on July 15, 2022 and are exercisable for five years after the date of vesting.

The fair value of 600,000 (post-Reverse Stock Split) Options was calculated using Black Scholes model with the following assumptions:

Valuation date (the date of granting)	May 4, 2020	May 4, 2020
Number of shares	300,000	300,000
Vesting date	July 15, 2021	July 15, 2021
Maturity date	July 15, 2026	July 15, 2027
Fair value per share	$1.00	$1.00
Exercise price per share	$0.50	$0.50
Risk free rate	0.46%	0.46%
Dividend yield	0.00%	0.00%
Exercise multiple	2.80	2.80
Expected terms (years) from the date of granting	6.20	7.20
Expected volatility	48.73%	47.74%
Value per Option	$0.611983	$0.632

The non-cash stock-based compensation expense of $318,137 was included in general and administrative expenses for the year ended March 31, 2022. There was no such expense for the year ended March 31, 2021.

As of March 31, 2022, there were 300,000 Options outstanding and issued but not yet vested, representing the unrecognized share-based compensation expense of $54,506.

Stock option activity under the Company’s stock-based compensation plan is shown below:

	Number of Shares (post-Reverse Stock Split)	Average Exercise Price per Share (post-Reverse Stock Split)		Weighted Average Remaining Contractual Term in Years

Outstanding as of April 1, 2020	—	$	N/A	N/A
Exercisable as of April 1, 2020	—		N/A	N/A

Granted	600,000		$0.5	N/A
Exercised	—		—	—
Forfeited	—		—	—
Outstanding as of April 1, 2021	600,000		0.5	N/A
Exercisable as of April 1, 2021	—		—	—
	-		-
Granted	—		N/A	N/A
Exercised	(300,000)		$0.5	N/A
Forfeited	—		N/A	N/A
Outstanding as of March 31, 2022	300,000		$0.5	5.4
Exercisable as of March 31, 2022	—		$—	—

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Taxes

(a)	Income tax

Cayman Islands

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the current laws of the Cayman Islands. Additionally, Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Republic of Seychelles

China Bio-Tech was incorporated in the Republic of Seychelles and is not subject to tax on income or capital gains under the current laws of the Republic of Seychelles. Additionally, Republic of Seychelles does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

ZY HK was incorporated in Hong Kong and is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by this company to its shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2021 and 2022, the first HK$2 million of profits earned by ZY HK will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

PRC

ZY Shenzhen is governed by the Enterprise Income Tax (“EIT”) laws of the PRC. Under the EIT laws of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a uniform 25% enterprise income tax rate. As ZY Shenzhen is an investment holding company, there was no revenue recorded in the books of ZY Shenzhen and as a result, there was no EIT for the years ended March 31, 2022 and 2021.

BF Beijing is governed by the EIT laws of the PRC and is subject to EIT at a uniform rate of 25%. Because BF Beijing is qualified as a small-scale and low-profit enterprise of which its annual taxable income must not be more than RMB3 million; its number of employees must not exceed 300 and its total assets must not exceed RMB50 million, BF Beijing enjoys a reduced tax rate of 5% on annual taxable income not exceeding RMB1 million and the remaining annual taxable income from RMB1 million to RMB3 million can enjoy a reduced tax rate of 10%. Commencing from the fiscal year started from January 1, 2021, the first RMB1 million of annual taxable income is taxed at half of the current reduced tax rate of 5% (i.e. 2.5%) while the remaining annual taxable income from RMB1 million to RMB3 million continues to be taxed at the current reduced tax rate of 10%. BF Beijing is also qualified as high and new technology enterprise and is also subject to a preferential income tax rate of 15%.

Because BF Beijing is qualified as a small-scale and low-profit enterprise as well as a high and new technology enterprise, BF Beijing is then subject to the following income tax rates:

Annual taxable income	Income tax rate

Not more than RMB1 million	2.5%
RMB1 million to RMB3 million	10.0%
Exceeding RMB3 million	15.0%

Dandong BF is exempted from the EIT in the PRC because of its agricultural business.

The income tax provision consisted of the following components:

	Years ended March 31,
	2022	2021
Current tax	$11,119	—
Deferred tax	—	—
Total provision for income taxes	$11,119	$—

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents a reconciliation of the differences between the Company’s statutory income tax expense and the product of loss before tax multiplied by the PRC Enterprise Income tax Rate for the years ended March 31, 2022 and 2021.

	Years ended March 31
	2022	2021
	%	%
Loss before tax	1,114,446	28,022
Tax at the PRC enterprise income tax rate of 25%	(278,611)	(7,005)
Tax effect of preferential tax rate for small scale and low profit enterprise	(11,255)	(16,984)
Tax effect of tax loss not recognized	274,330	79,772
Tax effect of non-deductible expenses and non-taxable income, net	26,655	(55,783)
Effective income tax rate	11,119	—

As of March 31, 2022 and 2021, there were no deferred tax assets and liabilities recognized. As at March 31, 2022, the Group has unused tax losses of $1,675,496 (As at March 31, 2021: $578,176). No deferred tax assets has been recognised in respect of the tax losses due to the unpredictability of future profit streams.

(b)	Sales tax

The Company’s subsidiaries incorporated in the PRC are subject to a value added tax (“VAT”)for services rendered at a rate of 6% and for goods sold at a rate varying from 0% to 13% of the gross sales price depending on their categories in different periods. A credit is available whereby the VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services. There is no VAT for Dandong BF which carries out the agricultural business.

(c)	Tax payable

The Company does not have material income tax payable as of March 31, 2022 and 2021.

Note 13 — Capital transactions

(a)	Stock Split

On July 24, 2020, the Company completed a 1-for-10 reverse stock split of ordinary shares, such that for each ten shares outstanding prior to the Stock Split, there was one share outstanding after the Stock Split.

All shares of ordinary shares and amount per share referenced in this report have been adjusted retroactively to reflect the Stock Split.

(b)	Private Placement

On November 17 , 2020, the Company sold 50,000 ordinary shares (post-Reverse Stock Split) at a purchase price of $1.00 per Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On November 15, 2021, the Company sold 130,000 Shares, at a purchase price of $2.00 per Share with one warrant for ten ordinary shares sold (“Warrant”), pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. Each Warrant is entitled to subscribe for one share at a price of $4.00 per share for one-year period ending November 15, 2022.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(c)	Share cancellation

On November 17, 2020 the Company cancelled 50,000 ordinary shares (post-Reverse Stock Split) at a purchase price of $1.00 per Share.

(d)	Cashless exercise of Options

On December 2, 2021, 300,000 Options were exercised on a cashless basis, the closing price of ordinary shares was $5.38 on December 1, 2022 and the exercise price was $0.50. As a result of such exercise, 272,118 ordinary shares of the Company were issued, being 300,000 shares multiple by closing price ($5.38) minus the exercise price ($0.50) divided by the closing price ($5.38).

Note 14 — Related party transactions

On December 31, 2020, the Company completed the acquisition of 100% equity interest in Dandong BF from Mr. Yu Chang, the Company’s major shareholder and father of Ms. Ting-ting Chang, CEO and director of the Company, for a total consideration of $1,482,600 (or RMB10,500,000). Details are set out in note 1 under the heading “Acquisition of Dandong BF by BF Beijing”.

During the year ended March 31, 2022, the Company provided technical supporting services to Beijing Guo Bao Feng Bio-technology Co. Ltd. and Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd., both of which Mr. Yu Chang, the Company’s major shareholder and father of Ms. Ting-ting Chang, CEO and director of the Company, has interests and/or is a director, and generated service income of $44,094 and $38,215, respectively.

During the year ended March 31, 2022, the following related companies provided the research and development services to the Company:

Name	Description of R&D project	Contract sum	% of Completion	Recognized as R&D expenses	Outstanding contract sum
		$		$	$
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	Seedling analysis	109,060	70%	65,436	43,624
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	155,800	75%	116,850	38,950
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	67,306	100%	67,306	—
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	94,337	80%	75,470	18,867
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	124,640	75%	93,480	31,160
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	Metabolomics testing and analysis	272,650	70%	190,855	81,795

Total		823,793		609,397	214,396

Note 15 — Statutory reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations.

Note 16 — Contingencies and commitment

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

As of March 31, 2022, the Company leases offices space and warehouse for its inventories under certain non-cancelable operating leases, with terms ranging between one and five years. The Company considers that those renewal or termination options are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets:

	As of March 31
	2022	2021
Rights of use lease assets	$759,314	$1,005,649

Lease liabilities, current	$139,137	$101,134
Lease liabilities, non-current	709,248	934,610
Total operating lease liabilities	848,385	$1,035,744

As of March 31, 2022, the weighted average remaining lease terms and discount rates for all of operating leases were as follows:

Weighted average remaining lease term (years)	5.45	7.45
Weighted average discount rate	4.90%	4.75%

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2022:

2023	$177,684
2024	120,874
2025	113,777
2026	154,809
2027 and thereafter	437,549
Total undiscounted cash flows	1,004,693
Less: imputed interest	(156,308)
Present value of lease liabilities	$848,385

Operating lease expenses for the years ended March 31, 2022 and 2021 were $178,681 and $140,491, respectively.

Note 17 — Subsequent events

On April 29, 2022, the Company sold 100,000 ordinary shares, at a purchase price of $4.00 per share to an independent shareholder, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On May 13, 2022, the Company obtained a new facility of credit limit of RMB 1,500,000 from China Construction Bank for a term of 12 months, with floating interest rate charged at 0.5% over the 1-year PRC prime lending rate.

On June 1, 2022, the Company obtained a new facility of credit limit of RMB 2,498,439 from Bank of Beijing for a term of 12 months, with floating interest rate charged at 0.6% over the 1-year PRC prime lending rate.

On June 1, 2022, the Company obtained a new facility of credit limit of RMB 1,005,000 from Bank of Beijing for a term of 12 months, with floating interest rate charged at 0.6% over the 1-year PRC prime lending rate.

On June 15, 2022, the Company sold 20,000 ordinary shares to two shareholders of the Company and 12,500 ordinary shares to independent shareholders, at a purchase price of $4.00 and $5.00 per share, respectively, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

Saved as disclosed above, in accordance with ASC Topic 855, “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred up to the date the audited financial statements were available to issue. Based upon this review, the Company has not identified any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Note 18 — Comparative figures

The comparative figures of the consolidated balance sheet and consolidated statement of operations and comprehensive loss were reclassified to conform to the presentation in current year.

 For the comparative figures of the consolidated balance sheet, the accrued expenses and other payables and the value added and other tax payable were combined and disclosed as accrued expense and other current payables in current year. For the comparative figures of the consolidated statement of operations and comprehensive loss, the business tax, which was offset with the net sales in last year, was allocated to the cost of sales in current year; the income tax expense in last year was reclassified to the other income, net in current year. Saved as disclose above, all other comparative figures of the consolidated balance sheet and consolidated statement of operations and comprehensive loss remains unchanged.

