Form 20-F/A
period 2022-03-31
Zhong Yuan Bio-Technology Holdings Ltd
filed 2022-10-05
CIK 1672886

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Zhong Yuan Bio-Technology Holdings Limited (the “Company” or the “Registrant”) amends the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2022 that was originally filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2022 (the “Original Form 20-F"). This Amendment No. 1 is being filed to correct certain typographical errors on the Consolidated Balance Sheet as of March 31, 2022, the Consolidated Statement of Operations and Comprehensive Loss for the year ended March 31, 2022 and the Consolidated Statement of Change in Equity for the year ended March 31, 2022 on pages F-6, F-7 and F-8, respectively, of the Original Form 20-F.

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

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19. Exhibits

10.1

Agreement dated March 28, 2022 between Dandong Bao Feng Seedling Technology Co. and Fanyuan Meng. (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form F-1 filed with the SEC on September 26, 2022)

10.2	Supplemental Agreement dated April 11, 2022 between Dandong Bao Feng Seedling Technology Co. and Fanyuan Meng (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form F-1 filed with the SEC on September 26, 2022)
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Dated: October 5, 2022	/s/ CHANG Ting Ting
CHANG Ting Ting
President, Chief Executive Officer, Secretary and Director

Dated: October 5, 2022	/s/ PANG Fung Ming
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

/s/ Centurion ZD CPA & Co.

Hong Kong

August 16, 2021

We have served as the Company’s auditor since 2019

PCAOB No. 2769

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31
		2022	2021
Assets	Notes		Reclassified
Current assets
Cash at banks		$101,719	$194,590
Accounts receivable, net	4	194,138	264,749
Inventories	5	1,238,316	1,487,683
Amounts due from related companies	6	324,337	188,202
Prepaid expenses and other current assets	7	224,392	301,370
Total current assets		2,082,902	2,436,594

Other assets
Right-of-use assets	16(b)	759,314	1,005,649
Property, plant and equipment, net	8	10,659	15,353
Total other assets		769,973	1,021,002

Total assets		$2,852,875	$3,457,596
Liabilities and stockholders' equity
Current liabilities
Bank loans	10	$462,029	$402,254
Accrued expenses and other current payables	9	234,408	257,854
Lease liabilities, current	16(b)	139,137	101,134
Total current liabilities		835,574	761,242

Non-current liabilities
Bank loan, non-current	10	366,653	261,251
Lease liabilities, non-current	16(b)	709,248	934,610
Total non-current liabilities		1,075,901	1,195,861

Total liabilities		1,911,475	1,957,103
Contingencies and commitment	16

Stockholders' equity
Ordinary shares, 50,000,000 shares authorized at par value of $0.001 each; 17,547,118 and 17,145,000 shares issued and outstanding as of March 31, 2022 and 2021, respectively		17,547	17,145
Additional paid-in capital		2,115,207	1,563,472
Accumulated losses		(1,367,834)	(242,269)
Accumulated other comprehensive income		176,480	162,145
Total stockholders' equity		941,400	1,500,493

Total liabilities and stockholders' equity		$2,852,875	$3,457,596

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year ended March 31,
	Notes	2022	2021
			Reclassified
NET SALES	3, 14	$2,328,526	$1,635,420
Cost of sales		(846,968)	(281,962)
Gross profit		1,481,558	1,353,458
General and administrative expenses		(1,042,007)	(574,634)
Research and development expenses	14	(680,313)	(211,037)
Selling and marketing expenses		(888,424)	(582,382)
Operating loss		(1,129,186)	(14,595)
Other income (expenses)
Other income (expenses)		3,198	11,133
Government grant		46,740
Interest. income		163	90
Interest expense	10	(35,361)	(24,650)
Total other income(expenses), net		14,740	(13,427)
Loss before income tax		(1,114,446)	(28,022)
Income tax expense	12(a)	(11,119)	—
Net loss		(1,125,565)	(28,022)
Other comprehensive loss
Foreign currency translation adjustment		(14,335)	(48,705)
Comprehensive loss		$(1,139,900)	$(76,727)

Loss per share – Basic and diluted (cents)	2	(6.51)	(0.16)
Weighted average number of shares – Basic and diluted		17,283,258	17,145,000

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-in	Accumulated	Comprehensive
	No. of shares	Amount	Capital	Losses	Income	Total

Balance as of April 1, 2020	171,450,000	$17,145	$1,563,472	$(214,247)	$113,440	$1,479,810
Effect of the one-for-ten reverse stock split	(154,305,000)	—	—	—	—	—
Issuance of shares through private placement	50,000	50	49,950	—	—	50,000
Cancellation of shares	(50,000)	(50)	(49,950)	—	—	(50,000)
Net loss	—	—	—	(28,022)	—	(28,022)
Foreign currency translation adjustment	—	—	—	—	48,705	48,705
Balance as of March 31, 2021	17,145,000	17,145	1,563,472	(242,269)	162,145	1,500,493
Issuance of shares through private placement	130,000	130	233,870	—	—	234,000
Grant of stock options	—	—	318,137			318,137
Exercise of stock options	272,118	272	(272)			—
Net loss	—	—	—	(1,125,565)	—	(1,125,565)
Foreign currency translation adjustment	—	—	—	—	14,335	14,335
Balance as of March 31, 2022	17,547,118	$17,547	$2,115,207	$(1,367,834)	$176,480	$941,400

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of March 31 2022	Effective ownership as of March 31, 2021
ZY Holdings	Cayman Islands	July 5, 2016	Investment holding	100%	100%
China Bio	Republic of Seychelles	June 27, 2016	Investment holding	100%	100%
ZY HK	Hong Kong	June 13, 2016	Investment holding	100%	100%
ZY Shenzhen	PRC	June 10, 2014	Investment holding	100%	100%
BF Beijing	PRC	August 30, 2012	Nervonic acid research, development of nervonic acid based herbal and chemical drugs and the sales of health supplements continuing nervonic acid	100%	100%
Dandong BF	PRC	March 11, 2019	Research, development and growing of Acer truncatum seedlings	100%	100%

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

