Form 20-F
period 2023-03-31
Zhong Yuan Bio-Technology Holdings Ltd
filed 2023-07-27
CIK 1672886

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

17,679,618 Ordinary Shares, $0.001 par value, at March 31, 2023

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

Yes ☐ No ☒

INTRODUCTION

Zhong Yuan Bio-Technology Holdings Limited (the “Company” or “we”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Since inception and through our operating subsidiaries in the People’s Republic of China (the “PRC” or “China”), our goal is to provide a complete solution for neurological disorders, from screening to intervention. We are dedicated to the development of early detection kits for brain diseases, plant-derived nervonic acid health supplements and new drugs for neurological diseases. Over the past decade, we have focused on research related to neurological diseases and discovered that nervonic acid can be used as a core molecular marker laying the foundation for the development of the detection kits and drugs. More recently, we have made breakthroughs in the research and development of new drugs to treat cognitive impairment, brain atrophy and other encephalopathies caused by brain white matter damage.

Our equity structure is a direct holding structure. The overseas entity that is trading on the OTCQB Market in the United States is Zhong Yuan Bio-Technology Holdings Limited, a Cayman Islands company. The Company has four wholly-owned subsidiaries and one majority-owned subsidiary as follows:

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

(iv)	Zhong Yuan-SZ directly owns and controls Bao Feng Bio-Technology (Beijing) Limited, a China company (“Bao Feng”), our wholly owned operating subsidiary; and

(v)	Bao Feng owns 51% of the outstanding shares of Beijing Baofeng Internet Bio-technology Limited, a China company (“BF-Internet”), our non-wholly owned operating subsidiary.

All of the above-referenced companies are either direct or indirect subsidiaries of the Company. China Bio, Zhong-Yuan-HK and Zhong Yuan-SZ are holding companies and do not conduct any business operations. Bao Feng and BF Internet are our operating subsidiaries, both of which conduct business operations in China (collectively, our “Operating Subsidiaries”).

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

Cybersecurity Review Measures

Our operations are conducted exclusively in China; therefore, we are subject to legal and operational risks associated with such operations, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States and Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or to become worthless and could affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. New laws, such as the Measures for Cybersecurity Review, could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

The PRC, through the Cyberspace Administration of China (the “CAC”), has recently enacted new rules and enacted new laws that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based Internet giants. Pursuant to Article 6 of the Measures for Cybersecurity Review (Draft for Comments), companies holding data on more than 1 million users must apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022 and effective February 15, 2022, the CAC issued the Revised Measures on Cyberspace Security (the “Revised Measures”), which requires that operators of critical information infrastructure (“CII”) intending to procure network products and services that may affect national security undergo cybersecurity review. This has impacted and could potentially impact a broad range of data-rich tech companies. The Revised Measures expand the scope of reviewed business entities to now include network platform (“NP”) operators intending to engage in certain activities, such as applying to list abroad. The Revised Measures establish a Cybersecurity Review Office (the “CRO”), an administrative body within the CAC, to formulate the regulations for cybersecurity review and to lead the cybersecurity review process. Applicable CII operators and NP operators are required to submit an application to the CRO, and the CRO will assess whether a cybersecurity review is required.

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

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), which became law in December 2020, our Ordinary Shares may be prohibited from trading on a U.S. exchange if our auditor cannot be fully inspected by the Public Company Accounting Oversight Board (the “PCAOB”). The HFCAA originally prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. On December 29, 2022, as part of the Consolidated Appropriations Act, 2023, the time period for the delisting of foreign companies under the HFCAA was reduced from three consecutive years to two consecutive years.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC (the “SOP”), pursuant to which the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB’s having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA.

The public accounting firm that audited our financial statements for the fiscal years ended March 31, 2020 and 2021, Centurion ZD CPA & Co (“Centurion ZD”), is headquartered in Hong Kong.

Effective February 25, 2022, to protect our investors and to carry out the PCAOB’s mandate, we dismissed Centurion ZD as our independent registered public accounting firm and we engaged K.R. Margetson Ltd. (“Margetson”), whose principal office is located in Vancouver, British Columbia, Canada, as our new independent registered public accounting firm. Our financial statements for the fiscal year ended March 31, 2022 were audited by Margetson. In April 2023, Margetson resigned as our independent registered public accounting firm and we re-engaged Centurion ZD to audit our financial statements for the year ended March 31, 2023 and after. Based on the PCAOB’s current position and China’s compliance with the SOP, we do not expect to be affected by the HFCAA at this time. However, should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect our ability to maintain the listing of our securities on a U.S. national securities exchange, including Nasdaq, and the trading of them in the over-the-counter trading market.

In addition to subjecting our securities to the possibility of being prohibited from trading or delisted from a U.S. exchange, the inability of the PCAOB to conduct inspections of our auditors’ work papers in China or Hong Kong would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected. See Part I. Item 3. “Key Information. Part D. Risk Factors – Risks Related to our Company – If the PCAOB issues another negative determination, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange” on page __ of this Annual Report.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As an emerging growth company, we may take advantage of certain exemptions from specified disclosure and other requirements that are otherwise generally applicable to public companies. These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a non-binding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

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

We are also considered a “foreign private issuer” and will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

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

We may choose to take advantage of some but not all of these reduced burdens. We have taken advantage of reduced reporting requirements in this Annual Report. Accordingly, the information contained herein may be different from the information you receive from our competitors that are public companies, or other public companies in which you have made an investment.

Cash Flows

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1. Our equity structure is a direct holding structure, that is, the overseas entity that is trading on the OTC Market in the United States is Zhong Yuan Cayman. Zhong Yuan Cayman directly controls China Bio-Technology Holdings Limited (“China Bio”), a Seychelles company. China Bio directly controls Zhong Yuan Bio-Technology (Hong Kong) Limited (“Zhong Yuan HK”), a Hong Kong company. Zhong Yuan HK directly controls Zhong Yuan Bio-Technology (Shenzhen) Limited (“Zhong Yuan SZ”), a China company and a wholly foreign owned entity (“WFOE”). Our WFOE conducts its operations through Bao-Feng Bio-Technology (Beijing) Limited (“Bao-Feng”), a China company and, currently, our primary operating subsidiary. See Part I. Item 4. “Information on the Company -- Our Business -- History and Development of the Company” and “Our Business -- Corporate Structure” for additional details.

2. Within our direct holding structure and based on our compliance with current foreign exchange regulations, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After investors’ funds enter into Zhong Yuan Cayman, the funds can be directly transferred to Zhong Yuan HK. Zhong Yuan HK can then directly transfer funds to Zhong Yuan SZ, and those funds can then be transferred to Bao-Feng. However, as these foreign exchange regulations, including their interpretation and implementation, have been evolving, it is unclear how these regulations, and any future regulations concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as cross-border transfer of funds, remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations.

If the Company intends to distribute dividends, Bao-Feng will distribute dividends to Zhong Yuan SZ, our WFOE, which will then directly distribute dividends to Zhong Yuan HK in accordance with the laws and regulations of the PRC. Zhong Yuan HK will transfer dividends to China Bio, which will transfer them to the Company. The Company will then distribute dividends to all of its shareholders in proportion to the Ordinary Shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. As of the date of this Annual Report, neither the Company nor any of its subsidiaries has ever paid dividends or made distributions to U.S. investors. Since consummation of the Share Exchange, the Company has not transferred any funds to its subsidiaries to fund their business operations, nor has it received any transfer of funds from its subsidiaries. In the future, any cash proceeds raised from financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

4. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. See “Part I. Item 4. Information on the Company -- Regulations in China Applicable to Our Business -- Regulations On Dividend Distribution” for more information.

Foreign Exchange

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures, primarily registration with SAFE, required pursuant to SAFE Circular 19 and SAFE Circular 16, necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Any transfer of funds by us to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). Any medium- or long-term loan to be provided by us to our PRC-based subsidiaries must be registered with the National Development and Reform Commission and SAFE or its local branches.

In light of the various requirements imposed by PRC regulations, for example, SAFE Circular 19 and SAFE Circular 16, on loans to, and direct investment in, a PRC subsidiary by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to a PRC subsidiary or with respect to future capital contributions by us to a PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to conduct our business and to capitalize or otherwise fund PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See Part I. Item 3. “Key Information. Part D. Risk Factors -- Risks Related to the People’s Republic of China” on page 40.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC-resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from the standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Recent PRC regulations have extended the PRC tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer,” the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring the PRC tax. As a result, gains derived from such Indirect Transfer may be subject to the PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under the PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. Our Company may be subject to filing obligations or taxed if we are the transferor in such transactions, and may be subject to withholding obligations if our Company is the transferee in such transactions.

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

Enforcement of Civil Liabilities

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in China. Moreover, all of our directors and executive officers reside outside the United States and substantially all of their assets are located outside the United States. As of the date of this Annual Report; (i) Ms. Chang, our President, Chief Executive Officer and a director, Dr. Dong and Dr. Ning, both independent directors, reside in China; and (ii) Ms. Fang, our Chief Financial Officer and a director, and Mr. Tse, one of our independent directors, reside in Hong Kong. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons or to enforce in the United States any judgment obtained in a U.S. court against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

In particular, residence and location of assets in China may make it even more difficult to enforce any judgments obtained from foreign courts (including from a U.S. state or federal court) against such persons compared to the circumstance of residence in another non-U.S. and non-China jurisdiction. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the U.S. or with many other jurisdictions that provide for the reciprocal recognition and enforcement of judgments from the U.S. and many other jurisdictions. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S and many other jurisdictions. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities and the comparable authorities from many other jurisdictions may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

We have appointed Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Cayman Islands

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

CFN Lawyers, our counsel with respect to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (i) it was obtained by fraud; (ii) the proceedings in which the judgment was obtained were opposed to natural justice; (iii) its enforcement or recognition would be contrary to the public policy of Hong Kong; (iv) the court of the United States was not jurisdictionally competent; or (v) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

PRC

Tahota (Beijing) Law Firm, our counsel as to PRC law, has confirmed that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Tahota (Beijing) Law Firm has further confirmed that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this Annual Report. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, that there must be a specific defendant, a concrete claim, a factual basis and a cause for the case, and that the action must fall within the range of civil actions accepted by the people’s courts and within the jurisdiction of the people’s court with which it is filed. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any qualified person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the Ordinary Shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

You should rely only on the forward-looking statements that reflect management's view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC"). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the "safe harbor," we hereby identify important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section titled "Risk Factors" under Part I. Item 3. – "Key Information."

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

Risks Related to Our Company

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

The Company has incurred net losses in the past and may incur losses again in the future.

The Company has experienced negative cash flow and losses from operations. During the fiscal years ended March 31, 2023 and 2022, the Company experienced net losses in the amount of $2,285,857 and $1,125,565, respectively. There can be no assurance that the Company will not continue to experience negative cash flow and losses from operations, which could result in a loss of your entire investment in the Ordinary Shares.

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

We will need to raise additional funds to fully fund our existing operations and for development and expansion of our Operating Subsidiaries’ businesses. We have no current arrangements with respect to sources of additional financing, and the needed additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our operations. If any future financing involves the sale of equity securities, the Ordinary Shares held by our shareholders could be diluted substantially. If we borrow money or issue debt securities, the Company will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our business plan and would require us to delay, scale back or eliminate certain of our operations.

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

We currently have only one revenue-generating Operating Subsidiary and one line of products.

We are a holding company with a total of five subsidiaries. However, at present, only one Operating Subsidiary, Bao Feng, is conducting revenue-generating operations. Our second Operating Subsidiary, BF Internet, is primarily engaged in advertising Bao Feng’s products over the Internet and does not generate significant revenues on its own. Although we plan to expand the marketing and sale of Bao Feng’s products into the international arena and have a different subsidiary, Zhong Yuan HK, handle the international business, it is expected that China will remain our primary market. In addition, the products sold in the international market will be the same products developed by Bao Feng. Therefore, we will remain primarily dependent on Bao Feng for our revenue. If Bao Feng is not profitable, our business, results of operations and cash flows could be significantly and adversely affected.

Our Operating Subsidiaries may not be able to obtain or maintain all necessary licenses, permits and approvals and to make all necessary registrations and filings for their business activities in multiple jurisdictions and related to residents therein, especially in the PRC, or otherwise relating to PRC residents.

As of the date of this Annual Report, our Operating Subsidiaries have received all necessary governmental approvals and licenses for operations in the PRC, including the business approvals and licenses issued by the PRC State Administration for Market Regulation, and neither of them has been denied any such approvals. However, in the event that our Operating Subsidiaries have erroneously concluded that certain licenses, permits or approvals are not required or if applicable laws, regulations or interpretations change and they are required to obtain additional permissions or approvals in the future, our Operating Subsidiaries may incur significant costs and expenses and may need to budget additional resources to comply with any such requirements. Moreover, if either of our Operating Subsidiaries fails to renew its relevant licenses or filings or fails to obtain future required licenses, permits or approvals, it may become subject to fines and other penalties, which may have a material adverse effect on our business, operations and financial condition.

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

We currently have issued and outstanding 17,679,618 Ordinary Shares. Of these Shares, 2,236,192 were previously registered under a registration statement declared effective by the Securities and Exchange Commission on July 20, 2022. We have filed a registration statement on Form F-1 (the “Registration Statement”) to register an additional 2,500,000 Ordinary Shares; however, as of the date of this Annual Report, the Registration Statement has not been declared effective by the Securities and Exchange Commission. Upon closing of that offering, all such registered Shares will be available for sale in the public market. The remaining 14,443,426 Ordinary Shares also may be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or another applicable exemption. The market price of our capital stock could drop significantly if the holders of these restricted Ordinary Shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional Ordinary Shares or other equity securities.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China. All of our directors and officers reside outside the United States, and their assets are located outside the United States. As a result, it may be difficult or impossible for a shareholder to effect service of process or to bring an action against us or against these individuals in the Cayman Islands or in Hong Kong or China in the event that a shareholder believes that his rights have been infringed under the securities laws or otherwise. Even if a shareholder is successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong and China may render the shareholder unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands or Hong Kong of judgments obtained in the United States, although the courts of the Cayman Islands and Hong Kong will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

 Our corporate affairs are governed by our Memorandum and Articles of Association, as amended and restated from time to time, and by the Companies Act (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in U.S. federal courts.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. While the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation or implementation of the rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may result in difficulties faced by our shareholders in protecting their interests.

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

On December 18, 2020, Congress enacted the HFCAA requiring foreign companies to certify that they are not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities are prohibited from trading on a national exchange.

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

The HFCAA, as amended, prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for two consecutive years beginning in 2021. On December 16, 2021, the PCAOB issued the Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in (i) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (ii) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified specific registered public accounting firms subject to these determinations.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC (the “SOP”). Pursuant to the SOP, the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB’s having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA.

Centurion ZD, who audited our financial statements for the fiscal years ended March 31, 2020 and 2021, is headquartered in Hong Kong. Therefore, to protect our investors and to carry out the PCAOB’s mandate, we dismissed Centurion ZD as our independent registered public accounting firm effective February 25, 2022 and we engaged K.R. Margetson Ltd., whose principal office is located in Vancouver, British Columbia, Canada, as our new independent registered public accounting firm. Our financial statements for the fiscal year ended March 31, 2022 were audited by Margetson. In April 2023, Margetson resigned as our independent registered public accounting firm and we re-engaged Centurion ZD to audit our financial statements for the year ended March 31, 2023 and after. Based on the PCAOB’s current position and China’s compliance with the SOP, we do not expect to be affected by the HFCAA at this time. However, should PRC authorities fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination, which may affect our ability to maintain the listing of our securities on a U.S. national securities exchange, including Nasdaq, and the trading of them in the over-the-counter trading market.

As our auditor’s work papers have again become located in Hong Kong as a result of our re-engagement of Centurion ZD as our independent registered accounting firm, such work papers may not be available for inspection by the PCAOB if authorities in Hong Kong were to take a position at that time that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in Hong Kong. If such lack of inspection were to extend for the requisite period of time under the HFCAA, and if the PCAOB were then to issue new determinations based on its inability to inspect or investigate completely registered public accounting firms headquartered in Hong Kong because of a position taken by an authority in those jurisdictions, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange. In addition, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections, and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks of communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome, Middle East Respiratory Syndrome, Ebola or other contagious diseases, may disrupt our operations and cause loss and damage to our production facilities, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Our revenue is susceptible to changes in the economic conditions and regulatory environment, social and/or political conditions, and civil disturbance or disobedience. We cannot assure that there will be no political or social unrest in the near future or that there will not be other events that could lead to widespread protests or the disruption of the economic, political and social conditions in the PRC. If such events persist for a prolonged period of time or the economic, political and social conditions in the PRC are disrupted, our overall business and results of operations may be adversely affected.

Our business may also be affected by macroeconomic factors in the countries where our customers are located, such as general economic conditions, market sentiment and regulatory, fiscal and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to the Business of Bao Feng

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

We currently offer four health supplement products. We intend to continue developing new products, as well as further enhancing our existing products. This process is subject to risks and uncertainties, such as unexpected technical, regulatory, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancements of existing products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

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

While we must maintain sufficient inventory to operate our business successfully and meet our customers' demands, we must be careful not to overstock.

Changing consumer demands and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, affecting product availability and back-order time. We carry four different products for which we must maintain sufficient inventory amounts. In the event that consumer demand for one or more of our products decreases, we may be unable to sell our inventory of those products. Our inventory holding costs will increase if we maintain excess inventory. Conversely, if we do not have sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

We primarily depend on a few products for our revenue.

We currently rely on four products for our revenue. We do not currently have any other products on which we could rely to support our operations if we were to experience any difficulty with the manufacture, marketing, sale or distribution of these product lines. If we were to become unable to sustain or increase the price or sales levels for these product lines, our business could be harmed.

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

During the fiscal years ended March 31, 2023 and 2022, three customers accounted for approximately 28.1% and 28.0% of Bao Feng’s sales, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. If sales to these customers do not continue, then our sales revenue will decline and our business will be negatively impacted. Unless we were able to replace them with other customers, the loss of any of our three largest customers would have a material negative impact on our sales revenue and our business. There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

We manufacture all of our products through contractual arrangements with various manufacturers. As a result, we are dependent upon the uninterrupted and efficient operation of their manufacturing facilities, over which we have no control. In addition, our Acer truncatum trees are grown on several tree farms in Inner Mongolia, in China. The facilities manufacturing our products and the tree farms at which our Acer truncatum trees are grown are subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood or other natural or man-made disasters, and the manufacturing facilities are also subject to the risk of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt their operations and could have a material adverse effect on our results of operations and financial condition.

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

Our business is subject to risks arising from epidemic diseases, such as the outbreak of COVID-19 in 2020.

In December 2019, a novel strain of COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The Chinese government, as well as other governments worldwide, employed various measures to reduce the spread of COVID-19, including city lockdowns, quarantines, travel restrictions, suspension of business activities and school closures.

Our business has been and may continue to be adversely impacted by the COVID-19 epidemic. Both Bao Feng and BF Internet are located in China, as are all of their employees and Bao Feng’s suppliers, product manufacturers and distributors. Although Bao Feng’s online sales were not significantly affected by the epidemic, its total sales for the three months ended March 31, 2020 decreased by approximately 60.7% as compared to the three months ended March 31, 2019. Bao Feng’s production capacity was significantly reduced due to the government lockdown, and orders were filled through existing inventory. In addition, Bao Feng’s planned business expansion was delayed due to travel restrictions and other factors which prevented the company from working towards expanding its distribution network.

Although Bao Feng resumed operations in September 2020, there is still uncertainty about the duration, severity and long-term impact of the COVID-19 pandemic, both in China and globally, and the extent of the long-term disruption to business and the economy remains unknown. A number of COVID variants have emerged since the original strain, the most recent of which exhibit increased contagiousness and antibody resistance, and, although the World Health Organization has officially declared the pandemic under control, a resurgence of the disease could negatively affect our production capacity or the collection of customer payments or result in disruption of our supply chain. The future impact of COVID-19 and its variants is still highly uncertain and cannot be predicted as of the date of this Annual Report. We are uncertain as to when any new outbreaks of COVID-19 may occur and how long it may take for them to be contained, and we cannot predict if the impact of any such outbreaks or associated containment measures will be short-lived or long-lasting. If future outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may also experience negative effects from other future public health crises beyond our control. These events are impossible to forecast, their negative effects may be difficult to mitigate and they could adversely affect our business, financial condition and results of operations.

Risks Related to the People’s Republic of China

Because our operations are in China and our principal executive offices are in Hong Kong, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business, including our business in Hong Kong, and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

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

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our Operating Subsidiaries’ businesses, could require us to change certain aspects of their businesses to ensure compliance, which could decrease demand for Bao Feng’s products, reduce revenues, increase costs, require our Operating Subsidiaries to obtain more licenses, permits, approvals or certificates or subject us to additional liabilities. To the extent that any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, which could materially decrease the value of our Ordinary Shares.

Any changes to Hong Kong's legal, financial and monetary system resulting from actions by China could negatively impact Hong Kong’s economic and political prospects and adversely affect the Company. Hong Kong's evolving relationship with the central government in Beijing has been a source of political unrest and may result in economic disruption. To the extent that any stringent measures imposed by China on Hong Kong could affect our business, our financial condition and results of operations could be adversely affected. Recent developments with respect to the relationship between China and Hong Kong may result in the legal and operational risks of doing business in China also to apply to Hong Kong.

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

If we have erroneously concluded that these permission requirements do not apply to us, or if applicable laws, regulations or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with the Measures for Cybersecurity Review (2021 version) or if the Opinions are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

The New Overseas Listing Rules and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. On February 17, 2023, the CSRC also issued the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Notice”). Pursuant to the Trial Measures and the CSRC Notice, among other things, (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, must complete certain filing procedures with the CSRC within three working days following its submission of an initial public offering or listing application; and (ii) domestic companies which have already, directly or indirectly, offered and listed securities in overseas markets prior to the effectiveness of the Trial Measures are required to fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market. If the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (ii) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

We have filed a registration statement on Form F-1 with the SEC with respect to a proposed initial public offering of our Ordinary Shares and, in conjunction therewith, we have filed an application for listing of our Ordinary Shares on the Nasdaq Capital Market. As of the date of this Annual Report, the registration statement has not been declared effective nor has our Nasdaq listing application been approved. We have been advised by Tahota (Beijing) Law Firm, our PRC counsel, that, because our Ordinary Shares have been trading on the US OTC Market, our initial public offering may be considered to be an offering in the same overseas market and, therefore, we are not required to file with the CSRC immediately but we are required to so file within three working days after completion of the offering.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued in 2009 (the “Provisions”). The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions in the revised Provisions is the expansion of their application to cover indirect overseas offerings and listings, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies shall first obtain approval from competent authorities according to law and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by the Company and its subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial branch to be investigated for criminal liability if suspected of committing a crime.

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction or any regulatory objection from the CSRC with respect to our proposed public offering. However, the Trial Measures and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

Furthermore, the PRC government authorities may further strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

Changes in international trade policies, tariffs and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

In recent years, international market conditions and the international regulatory environment have been increasingly affected by competition among countries and geopolitical frictions. In particular, the U.S. administration has advocated for and taken steps toward restricting trade in certain goods, particularly from China. China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January 2020 that de-escalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will continue to be implemented is unpredictable.

The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting China’s overall economic condition, which could have a negative impact on us by negatively impacting our potential customers’ discretionary income. Furthermore, the imposition of tariffs could have a negative impact on our supply chain and on foreign demand for our products and, thus, could have a material adverse impact on our business and results of operations.

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

We are in the business of nervonic acid research, the development of nervonic acid based herbal and chemical drugs, developing and marketing nervonic acid-based health supplements, which does not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Based on the advice of PRC counsel, Tahota (Beijing) Law Firm, and our understanding of currently applicable PRC laws and regulations, our Ordinary Shares are not subject to the review or prior approval of the CAC or the CRSC. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

The market price for our Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently, there have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the Standing Committee of the PRC National People's Congress issued the Law of the People's Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences—secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security—and their corresponding penalties. On July 14, 2020, then-U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong's autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like the Company. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

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

China’s economic growth rate and policies could affect our Operating Subsidiaries’ businesses.

Substantially all of our assets are located in China, and all of our revenue is currently derived from our Operating Subsidiaries’ operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and, other than for a large spike in 2021, the rate of growth has been slowing since 2012. Further, China’s economy grew by only 3.0% in 2022 compared with 8.4% growth seen in 2021 and 2.2% in 2020. (Source: https://data.worldbank.org/indicator/NY.GDP.MKTP.KD.ZG?end=2022&locations=CN&start=2020) Sluggish income growth, lingering uncertainty about the recovery in the labor market, and high household precautionary saving could hold back consumer spending. Although the property sector is showing signs of stabilization, excessive leverage among developers remains largely unaddressed, and persistent weakness in the real estate sector threatens China’s anticipated 5.6% annual economic growth target for 2023. (Source: https://www.worldbank.org/en/news/press-release/2023/06/14/priority-reforms-key-for-sustaining-growth-and-achieving-china-s-long-term-goals-world-bank-report#:~:text=China%20Economic%20Update%20%2D%20June%202023&text=China's%20GDP%20growth%20is%20projected,weak%20global%20growth%20impacting%20exports.)

A slowdown in economic growth in China could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations.

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

The PRC legal system embodies uncertainties, which could limit the legal protections available to us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC Operating Subsidiaries are subject to PRC laws and regulations. However, these laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection to which we are entitled by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of law enforcement that we would receive in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company, and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for servicing any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Our PRC subsidiaries, as foreign invested enterprises, (“FIEs”), are also required to further set aside a portion of their after-tax profit to fund an employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds we receive from offshore financing activities to make loans to or make additional capital contributions to our two PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand business.

Any transfer of funds by us to our two PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce in its local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches or filed with SAFE in its information system; and (ii) our PRC subsidiaries may not procure loans which exceed the difference between their total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the People’s Bank of China Notice No. 9 (“PBOC Notice No. 9”). Any medium- or long-term loan to be provided by us to our PRC-based subsidiaries must be registered with the National Development and Reform Commission and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds we receive from our offshore financing activities and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and ability to fund and expand our business. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures.

With respect to loans to our PRC subsidiaries by us, (i) if the PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries; and (ii) if the PRC subsidiaries adopt the foreign exchange administration mechanism as provided in Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC Notice No. 9, shall not exceed 200% of the net asset of the PRC subsidiaries. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this Annual Report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Current Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our two PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

The Circular on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, effective on June 9, 2016, allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capitals for expenditure beyond their business scopes, and also prohibit FIEs from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under our business scope. As a result, we are required to apply Renminbi funds converted from the net proceeds we received from our offshore financing activities within the business scopes of our PRC subsidiaries. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds from our offshore financing activities to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new consolidated subsidiary in China, which may adversely affect our business, financial condition, and results of operations.

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

Risks Related to Doing Business in Hong Kong

Hong Kong’s political and legal systems are evolving and have inherent uncertainties including Hong Kong’s relationship with mainland China.

We conduct our operations in China and our principal executive offices are located in Hong Kong. The Hong Kong political and legal systems embody uncertainties, including the relationship between Hong Kong and mainland China, which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China had to accept some conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong would retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement gave Hong Kong a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s earlier pledge to allow a high degree of autonomy in Hong Kong. They considered, for example, that the proposals in Article 23 of the Basic Law in 2003 (which was withdrawn due to mass opposition) might have undermined autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in Hong Kong who said that the Communist leadership was reneging on its pledges to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. On October 26, 2022, President Xi Jinping said in a speech at the opening of the one-in-five year Communist Party congress in Beijing that “China has achieved comprehensive control over Hong Kong turning it from chaos to governance.”

Recent developments with respect to the relationship between China and Hong Kong may result in the legal and operational risks of doing business in China also applying to Hong Kong. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of contractual rights, property rights and human rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers and conduct our business.

China’s legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Since 1979, the PRC government has promulgated laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, China has not developed a fully integrated legal system. As a result, recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new and the limited volume of published cases and their non-binding nature, interpretation and enforcement of these newer laws and regulations involve greater uncertainties than those in jurisdictions available to you. In addition, China’s legal system is based in part on government policies and administrative rules and many have retroactive effects. As a result, we cannot predict the effect of future developments in China’s legal system, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws, nor their implications or effect on Hong Kong.

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

We have applied for our Ordinary Shares to be listed on Nasdaq. However, there can be no assurance that a regular public market for our Ordinary Shares will ever develop. If a regular trading market for our securities does not develop, you will likely not be able to sell your Ordinary Shares, and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our Ordinary Shares. With a limited trading market, there is a risk that the absence of potential buyers will prevent you from selling your Ordinary Shares.

Certain recent initial public offerings of companies with public floats comparable to ours have experienced extreme volatility that was seemingly unrelated to the underlying performance of the company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risks addressed below in “—It is likely that there will be significant volatility in the trading price of our Ordinary Shares” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines where such stock price volatility was seemingly unrelated to the company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact that the actions of a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, our shareholders and their prospective purchasers may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors regarding the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Nasdaq may apply additional and more stringent criteria for our initial application to list on the Nasdaq Capital Markets, and for our continued listing.

We have applied for the listing of our Ordinary Shares on the Nasdaq Capital Market. Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities on Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities or suspend or delist particular securities based on any event, condition or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in instances including but not limited to (i) where a company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect or an auditor that has not demonstrated sufficient resources, geographic reach or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities and Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where a company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations or members of the board of directors or management. As a result of the aforementioned concerns, we may be subject to the additional and more stringent criteria both for our initial listing approval and our continued listing on the Nasdaq Capital Market. This could cause delay or even denial of the listing application for our Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

If our application to list our Ordinary Shares on the Nasdaq Capital Market is approved, we must maintain certain financial and share price levels in order to continue listing our Shares on Nasdaq, and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will be listed on Nasdaq or, if listed, that they will continue to be listed on Nasdaq in the future. If Nasdaq delists our Ordinary Shares and we are unable to list our Shares on another national securities exchange, we will endeavor to have our Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our Ordinary Shares.

Risks relating to low priced stocks.

Our Ordinary Shares currently are quoted on the OTCQB and will continue to be quoted on the OTCQB if our application for listing on Nasdaq is not approved or is not maintained. If the inside bid quotation price of the Ordinary Shares should drop below $5.00, trading in the Ordinary Shares may be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions) and a two business day “cooling off period” before broker-dealers can effect transactions in penny stocks. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. These, and the other burdens imposed upon broker-dealers by the penny stock requirements, could discourage broker-dealers from effecting transactions in our Ordinary Shares, which could severely limit the market liquidity of our Ordinary Shares and the ability of holders of our Ordinary Shares to sell them.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our Shares, the market price for our Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in our securities will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchase our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

We are controlled by our principal shareholders, whose interests may differ from those of the other shareholders.

As of the date of this Annual Report, our principal shareholders consisting of Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is wholly owned by Fung Ming Pang, our Chief Financial Officer and director, and Xianyang Chen, Bao Feng’s Chief Technical Officer, own approximately 78.4% of our Ordinary Shares. Our principal shareholders are in a position to elect the Board of Directors and to control our business and affairs, including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. We may also be prevented from entering into transactions that could be beneficial to our other shareholders. The interests of our principal shareholders may differ from the interests of our other shareholders.

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

Emerging growth companies may also take advantage of certain reduced disclosure requirements. Compliance with these reduced disclosure requirements may make our Ordinary Shares less attractive to investors.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets that produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

Certain Legal Consequences of Foreign Incorporation and Operations

Judgments against us and our management may be difficult to obtain or enforce.

We are organized as an exempted company under the laws of the Cayman Islands, our principal executive offices are located in Hong Kong and we conduct all of our operations in China. All of our directors and executive officers reside outside the United States and substantially all of their assets are located outside the United States. As of the date of this Annual Report; (i) Ms. Chang, our President, Chief Executive Officer and a director, Dr. Dong and Dr Ning, both independent directors, reside in China; and (ii) Ms. Fang, our Chief Financial Officer and a director, and Mr. Tse, one of our independent directors, reside in Hong Kong. As a result, outside the United States, it may be difficult for investors to enforce judgments obtained against us in actions brought in the United States, including actions predicated upon the civil liability provisions of United States federal securities laws. In addition, since all of our officers and directors reside outside the United States and their assets are located outside the United States, it may not be possible for investors to effect service of process within the United States upon them or to enforce against us or them judgments predicated upon the liability provisions of United States federal securities laws. There is substantial doubt as to the enforceability against us or our officers and directors in original actions or in actions for enforcement of judgments of United States courts in claims for liability based on the civil liability provisions of United States federal securities laws.

In particular, residence and location of assets in China may make it even more difficult to enforce any judgments obtained from foreign courts (including from a U.S. state or federal court) against such persons compared to the circumstance of residence in another non-U.S. and non-China jurisdiction. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the U.S. and many other jurisdictions that provide for the reciprocal recognition and enforcement of judgments from the U.S. and many other jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S and many other jurisdictions. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities and the comparable authorities from many other jurisdictions may also have difficulties in bringing and enforcing actions against us or our directors or officers in the PRC.

No treaty exists between Hong Kong or the Cayman Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the Cayman Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the Cayman Islands for the recovery of this debt. A Hong Kong or Cayman Islands court will only accept a foreign judgment as evidence of a debt due if:

•	The judgment is for a liquidated amount in a civil matter;

•	The judgment is final and conclusive;

•	The judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature;

•	The judgment was not obtained by actual or constructive fraud or duress;

•	The foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the Cayman Islands;

•	The proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);

•	The proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the Cayman Islands;

•	The person against whom the judgment is given is subject to the jurisdiction of a foreign court; and

•	The judgment is not on a claim for contribution in respect of damages awarded by a judgment, which falls under Section 7 of the Protection of Trading Interests Ordinance, Chapter 471 of the Laws of Hong Kong.

Enforcement of a foreign judgment in Hong Kong or the Cayman Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement and moratorium, or similar laws relating to or affecting creditors’ rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

The recognition and enforcement of foreign judgments are provided for under PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedure Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. See “Enforceability of Civil Liabilities” on page 48.

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

The Share Exchange

On August 31, 2019, the Company closed on a Share Exchange Agreement with Zhong Yuan Investment whereby the Company acquired all of the outstanding common stock of China Bio, which was wholly-owned by Zhong Yuan Investment, in exchange for the issuance by the Company of 161,500,000 Ordinary Shares to Zhong Yuan Investment. Pursuant to the Share Exchange Agreement, China Bio became the Company’s wholly owned subsidiary and Zhong Yuan Investment became the owner of approximately 95% of the Company’s then outstanding Shares.

Immediately prior to the Share Exchange, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations. The acquisition of China Bio by the Company has been accounted for as a reverse merger because on a post-merger basis, the former shareholder of China Bio held a majority of the Company’s outstanding Ordinary Shares on a voting and fully diluted basis. As a result of the Share Exchange, the Company is engaged in the business of developing and marketing nervonic acid-based health supplements through its indirect Operating Subsidiary, Bao Feng, and management of the Company believes that the Company is no longer a shell company. Also as a result of the Share Exchange, the Company changed its fiscal year end from December 31 to March 31.

Immediately subsequent to the Share Exchange, the Company had 170,000,000 Ordinary Shares outstanding.

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

Prior Private Securities Offerings

On December 13, 2019, the Company closed on the sale of 1,450,000 Ordinary Shares (pre Reverse Stock Split, as defined below) to unrelated parties at a purchase price of $0.10 per Ordinary Share, pursuant to a private securities offering (the “2019 Private Offering”), which was conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Ordinary Shares were offered and sold solely outside the United States to investors who are not U.S. persons, as defined in Regulation S.

On November 17, 2020, the Company sold 50,000 Ordinary Shares (post Reverse Stock Split, as defined below) to an unrelated party at a purchase price of $1.00 per Ordinary Share, pursuant to a private securities offering (the “2020 Private Offering”) conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Ordinary Shares were offered and sold solely outside the United States to an investor who is not a U.S. person, as defined in Regulation S.

On November 15, 2021, the Company sold 130,000 Ordinary Shares to unrelated parties at a purchase price of $2.00 per Ordinary Share with one warrant for each ten Ordinary Shares sold (“Warrant”), pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. Each Warrant entitled the holder to subscribe for one Share at a price of $4.00 per share for the one-year period ended November 15, 2022. As of November 15, 2022, none of the Warrants had been exercised. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

On April 29, 2022, the Company sold 100,000 Ordinary Shares to Mr. Yong Sheng, the 49% shareholder of BF Internet, at a purchase price of $4.00 per Share, and in June 2022, it sold 20,000 Ordinary Shares to current shareholders of the Company at a purchase price of $4.00 per Ordinary Share and 12,500 Ordinary Shares to unrelated parties at a purchase price of $5.00 per Ordinary Share, pursuant to private securities offerings conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

Cancellation of Shares

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

Acquisition and Sale of Dandong BF

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

Dandong BF was incorporated in the PRC on March 11, 2019 and is principally engaged in the research, development, growing and sale of Acer Truncatum seedlings in Dandong city, Liaoning Province, in the north-eastern region of the PRC.

On September 30, 2022, Bao Feng sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our Chief Executive Officer and director, is a director, general manager and a major shareholder, for a total consideration of RMB5 million. RMB1million of the purchase price was paid in cash and the balance of RMB4 million was exchanged for a 7% interest in Yanbian Bao Feng Biotechnology Co., Ltd. (“Yanbian BF”), of which Yu Chang is the legal representative and the ultimate majority beneficial shareholder. Yanbian BF was incorporated in the PRC on May 24, 2018 and is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds. As a result of the sale, Dandong BF is no longer owned by Bao Feng and is not a subsidiary of Zhong Yuan Cayman.

Shares transferred from Zhong Yuan Investment to its shareholders

On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Shares, 2,656,388 Shares, 2,656,388 Shares, 2,125,111 Shares, and 318,767 Shares (totaling 14,181,941 Shares) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is wholly owned by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen respectively. After these Share transfers, Zhong Yuan Investment does not hold any Shares of the Company.

Exercises of Options

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

Formation of Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”)

BF Internet was incorporated under the laws of the PRC on May 23, 2022. It is owned 51% by BF Beijing and 49% by Yong Sheng, a shareholder of the Company. The principal activities of BF Internet are to sell and market Bao Feng’s nervonic acid-based health supplements over the Internet.

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

China Bio-Technology Holdings Limited (“China Bio”) was incorporated under the laws of the Republic of Seychelles on June 27, 2016 under the name Hua Hong Powerloop Technology Limited. On February 13, 2017, its name was changed to China Bio-Technology Limited, and on March 6, 2017 it was changed to China Bio-Technology Holdings Limited. It became a wholly owned subsidiary of the Company in August 2019 as a result of the Share Exchange described above.

Zhong Yuan Bio-Technology (Hong Kong) Limited (“Zhong Yuan-HK”) was incorporated in Hong Kong on June 13, 2016. The original shareholders transferred all of the shares to China Bio on February 27, 2017.

Zhong Yuan Bio-Technology (Shenzhen) Limited (“Zhong Yuan-SZ”), our WFOE, was established under the laws of the PRC on June 10, 2014. The original shareholders transferred all of the shares to Zhong Yuan-HK on May 12, 2017.

Bao Feng Bio-Technology (Beijing) Limited (“Bao Feng)” was incorporated in the PRC on August 30, 2012 under the name Beijing Acer Truncatum Century Agricultural Science and Technology Co., Ltd. On August 10, 2017, the company’s name was changed to Bao Feng Bio-Technology (Beijing) Limited. It became a wholly owned subsidiary of Zhong Yuan-SZ on February 13, 2019. Bao Feng is currently the Company’s primary operating subsidiary.

Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”) was established under the laws of the PRC on May 23, 2022 and is owned 51% by Bao Feng and 49% by Yong Sheng, a shareholder of the Company. The principal activities of BF Internet are to sell and market Bao Feng’s nervonic acid-based health supplements over the Internet.

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

Nervonic acid is not present in many foods. Since it is considered to be an important biomarker for many neurological diseases, such as ADHD in children and neuro-degenerative diseases in the elderly, it is in high demand among those populations. The price of nervonic acid in the world market ranges from approximately $2,000 to approximately $6,000 per kilogram, depending on the purity.

Bao Feng’s marketing efforts are primarily aimed at the elderly population. The problem of the aging of the world population is becoming more and more serious. According to the United Nations’ “World Population Ageing 2019: Highlights” report, in 2019, there were 703 million persons aged 65 years or over in the world population, or approximately 10% of the global population. It is estimated that by 2050 the world’s 65 and over population will double to 1.5 billion so that one in six people in the world will be aged 65 years or over. According to census statistics released by the National Bureau of Statistics, in 2022, China has 267 million persons aged 60 or over, representing 18.9% of its total population, and 14% of the country’s population is aged 65 or over.

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
(Source: Herb Nutritionals, September 25, 2015, http://herbnutritionals.com)

The raw material sources of nervonic acid are insufficient to meet the demand in China. Therefore, Bao Feng has a contract with the Wengniuteqi government pursuant to which it obtains Acer truncatum seeds and seedlings both for use in making its products.

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

Bao Feng has entered into a cooperation agreement with the National Geriatric Disease Clinical Medical Research Center at Xuanwu Hospital for a scientific research project on "White Matter and Parkinson's Disease Markers Verification Research and Drug Development." This cooperative project aims to verify the effectiveness of molecular markers and their combinations for leukoencephalopathy and Parkinson's Disease. The project will also involve research and development of plant extracts and small chemical molecules of drug efficacy.

Our Nervonic Acid Source

We extract the nervonic acid utilized in our products from the seeds of Acer truncatum trees. Our seeds are supplied by the Wengniuteqi District government farm in Inner Mongolia, which contains approximately 70,000 mu of wild 100-year old Acer truncatum trees. In March 2017, Bao Feng entered into a cooperation agreement with the Wengniuteqi District under which Bao Feng provides the seedlings for an additional 10,000 mu of Acer truncatum trees and the government farm provides the land and plants and maintains the seedlings. The government farm harvests the seeds, which are currently estimated to be approximately 400,000 tons per year, and Bao Feng has the exclusive right to purchase the seeds from both the old and the new trees.

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

Our Current Products

We currently sell three categories of products – Life’s NA, Dietary Formula and Re’seen Series. Our nervonic acid products are 100% organic.

1. Life’s NA

Our Life’s NA group of products consists of nutritional supplements containing high-purity and high-absorption natural nervonic acid extracted from Acer Truncatum seeds.

Acer Truncatum Seed oil and NEURO ENHANCER Nervonic Acid Oil

Acer Truncatum Seed Oil Nervonic acid 5.61%	NEURO ENHANCER Nervonic Acid Oil Nervonic acid 6.89%

There are 12 kinds of fatty acids in our nervonic acid oils, more than 90% of which are unsaturated fatty acids in our NEURO ENHANCER Nervonic Acid Oil and more than 80% of which are unsaturated fatty acids in our Acer Truncatum Seed Oil. The products contain 18 amino acids, 8 of which are essential to the human body, high levels of vitamin E and various trace elements. The special functional fatty acid - nervonic acid - is up to 6.89% in our NEURO ENHANCER Nervonic Acid Oil and 5.61% in our Acer Truncatum Seed Oil, which is intended to provide enough nutrition for the brain with the goal of preventing and improving brain diseases.

Nervonic Acid Candy

Nervonic Acid Candy	Nervonic Acid Candy Gift Set

Nervonic Acid Candy is a composite gel candy with omega 9 nervonic acid, omega 3 DHA and other omega 6 fatty acids. The formula was determined based on expert recommendations and preliminary clinical trials, and it contains a complex combination of neurotrophic agents which is prospectively designed and innovative. In addition, the product tastes good and the active ingredients are easy to absorb.

2. Dietary Formula

Our dietary formula products add high-purity and high-absorption natural nervonic acid to commonly used food products.

Chifeng Acer Truncatum Tea	Miraculous Maple Edible Vegetable Blended Oil

Chifeng Acer Truncatum Tea is rich in natural flavonoids, a variety of vitamins and other biologically and physiologically active substances, and contains 8 different amino acids, including nervonic acid. Miraculous Maple Edible Vegetable Blended Oil integrates flavorful, nutritious cooking and brain health.

3. Re’Seen Series

Re'Seen StarNight Drink	Re'Seen Collagen Drink

Re'Seen StarNight Drink selects three core natural botanicals: patented Bao Feng nervonic acid with Double Nutri permeation technology, American NDI happy banana peel ingredients and high-purity GABA with theanine. Small molecules and high permeability promote absorption. Our Re'Seen Collagen Drink skin revitalizer includes safety grade, high-purity nervonic acid, Japanese NIPPI deep-sea, small-molecule bonito collagen peptide and elastin and Brazilian emerald cherry.

Products Under Development

Biomarker screening kits

At present, most early screening for brain diseases is not sensitive or requires expensive equipment, like MRI. Bao Feng has used lipidomics strategy based on LC-MS (liquid chromatography—mass spectrometry), a powerful technique used for separation, identification and quantification, to develop in vitro diagnostic (IVD) kits. This new LC-MS method could assist in the diagnosis of related diseases with an accuracy rate of more than 90%, which is extremely close to clinical golden standard.

Bao Feng has 15 patents to support findings in nervonic acid- like biomarkers assisting in the diagnosis of neurological diseases. It is in the process of developing the following early screening kits for brain diseases in an attempt to promote early detection:

•	Brain white matter signal abnormalities screening kit
Originally, Bao Feng developed a blood test kit to screen for brain white matter signal abnormalities, which previously had been detected by MRI only. Abnormal white matter signal in the brain is a predictor of most degenerative neurological diseases, including attention deficit disorders, cognitive impairment, brain atrophy, demyelination, etc. Brain white matter disease screening routinely utilizes MRI technology, which is expensive, requires an appointment in queue and is not suitable for general screening. Bao Feng partnered with the National Research Center for Geriatric Clinical Diseases (Xuanwu Hospital) to use metabolomics strategy combined with machine learning techniques to discover a combination of core biomarkers for disease blood tests. Using novel biomarkers screening for cerebral white matter disease has achieved an accuracy of over 90%, which is close to MRI results. In the future, this type of screening can help in the early detection of white matter disease, for which the worldwide incidence is close to 50% over the age of 60.

•	Parkinson's screening kit
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

•	Ischemic stroke screening kit
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

All three early screening kits are in the development stage.

Plant-based and synthetic drugs

Bao Feng has improved its purification process so as to produce high (medical) grade nervonic acid in the laboratory and is currently working on building factories in order to achieve mass production. The next step will be the development of pharmaceutical products or the sale of raw materials for nervonic acid products in China and abroad.

Based on Bao Feng’s findings about pharmacodynamic molecules in the body and the structures that can cross the blood-brain barrier after supplementation with Acer truncatum seed oil, it obtained a patent titled “A biomarker for the pharmaceutical effect of nervonic acid from Acer truncatum seed oil and its medicinal application.” The patent was authorized by the National Patent Office in only 61 working days due to its originality and huge market potential. This discovery - that a structural compound of nervonic acid could be used as a marker - laid the foundation for the development of a nervonic acid medicine. It also proved the effectiveness of nervonic acid products produced by Bao Feng for future disease interventions.

This research and patent are significant because they lay a theoretical foundation for Acer truncatum as a Chinese traditional medicine in that they prove the effect and molecular markers in vivo for Acer truncatum seed oil supplementation, which is central for a traditional Chinese medicine judgement. We recently obtained the identification of Acer truncatum as a local standard for Chinese medicinal materials. In the meantime, Bao Feng has also started the application for China's innovative botanicals. To date, botanical extracts have been obtained through the supercritical extraction scheme, and preliminary efficacy research in mice has been completed. Bao Feng is currently engaged in pre-clinical approval work with respect to these applications.

Additionally, Bao Feng has found that biomarkers for diagnosis of cognitive impairment are nervonic acid-like molecules. This discovery has been patented as "Biomarker for diagnosing cognitive impairment and its application." Based on the innovation and market value of the patent, the National Patent Office completed the authorization of this patent within 56 working days. The significance of this study and patent is that we have found that nervonic acid-like molecules can indicate cognitive impairment, especially demyelinating Alzheimer's disease, and can serve as a target molecule for our chemical drugs. A series of modified molecules based on nervonic acid-like biomarkers are being used in a pre-clinical study for a potential new drug. The discovery that nervonic acid structural compounds can be used as core markers of neurological diseases is of great significance in the development of chemical drugs. It also can be used as a detection method in the development of screening kits.

Application of Acer truncatum seed oil for regulation of intestinal flora

Bao Feng has found that supplementation of Acer truncatum seed oil can regulate intestinal flora, and significant regulatory effects were observed on changes of Lactobacillus, Bacteroides, etc. Bao Feng has protected future medical applications of this discovery through its patent titled "Application of Acer truncatum seed oil in preparation of drugs for regulating intestinal flora." Bao Feng’s research in this area found that after taking nervonic acid oil, the abundance of Firmicobacterium, which increases with Alzheimer's disease, showed a downward trend, while the abundance of Bacteroidetes, which decreases with Alzheimer's disease, showed an upward trend. Therefore, we believe that taking nervonic acid oil may help to improve Alzheimer's disease.

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

Presently, as with the research and development of biological drugs, the extraction process of nervonic acid extracts has undergone only small-scale testing. It is in the pilot testing stage, and management intends to obtain the certification of CMC (Chemical Manufacturing and Control).

Future Business Plan

In the future, Bao Feng aims to achieve full coverage of products in the fields of food, health care products and medicine, and become the preeminent brand for brain health supplements.

•	The company plans to develop different forms of food-based nervonic acid products targeted at different age groups, such as effervescent tablets, meal powder and others.

•	The company plans to develop new nervonic acid combination drugs which we expect will be superior to single-ingredient drugs for neurodegenerative disease, such as Adrenoleukodystrophy (“ALD”). The procedure involves preclinical preparation, including target and biomarker analysis, determination of the drug dosage form and applying for clinical approval (IND). Bao Feng is currently engaged in preclinical preparation and hopes to obtain clinical approval within two years.

•	The company plans to study the role of nervonic acid in our genetic metabolism laboratory through metabolomics and genomics. Our genetic metabolism laboratory was jointly established by Bao Feng and the National Health and Occupational Safety and Health Research Center. We believe that understanding the mechanism through which nervonic acid prevents brain disease will lay a theoretical foundation for the development of new products

•	The company plans to continue to apply for patents related to nervonic acid and expects to apply for over 100 patents within five years to achieve technical barriers to competition in the field of nervonic acid, including the technology of extraction and purification.

Sales and Marketing

We market and sell our products through multiple channels: (i) direct sales force, including our own employees and independent sales agents, and direct online sale platform; and (ii) distribution network, including our domestic and export distributors.

Direct Sales Force and Direct Online Sales Platform

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

Direct Online Sales Platform

We have established our own e-commerce channel on the WeChat Mini Program platform to promote and sell our products directly to individual customers. In addition, BF Internet markets and sells our Re’seen drinks over the Tiktok platform.

Distribution Network

Bao Feng currently has approximately 55 domestic distributors and 2 export distributors, Distributors usually purchase products from us at a lower price and then resell our products to end customers both domestically and internationally at a comparatively higher price and earn the price difference.

Our partners mainly utilize the following channels:

•	Basic wholesale channels: We supply nervonic acid products to retailers at wholesale prices, then they re-sell them at market retail prices.

•	TV shopping channels: The company has just started to sell its nervonic acid products through TV shopping channels. We expect a high sales volume through this sales method because we believe that the people who watch TV shopping channels are the company’s primary target group, and the company offers its products in combination packages at lower cost.

•	Conference marketing: This entails both selling through conference marketing companies, whereby Bao Feng simply provides the products, and lectures on brain protection held, for example, in pension channels and training institutions, followed by direct sales of products to lecture attendees.

•	E-commerce: including Alibaba and other third-party channels.

•	Special sales channels: chain pharmacies, pension rehabilitation institutions, hospitals and self-built brain nerve rehabilitation centers. The company also cooperates with hospital director experts who recommend its products through hospitals and other institutions.

•	Direct sales: Through promotions, the company finds target users, and then sells directly by telephone. The company acquires accurate user data, which can be maintained for an extended period of time, to optimize the repurchase rate. Sales through this channel are made at a 30% discount.

Management intends to expand Bao Feng’s marketing to include:

•	Targeted advertising: for example, “X Doctor,” “Yang sheng tang” and other programs. The company also plans to advertise through “Kuaishou” and other network programs, as well as live broadcasts, and through video communication for fans, and hopes to guide viewers to the company’s store to purchase products.

•	Recruit city partners, accelerate the replication of successful models to big cities, such as Shanghai and Guangzhou, and expand sales channels.

Customers

Bao Feng markets and sells its products both to individuals and to wholesale and retail outlets in China. For the fiscal years ended March 31, 2023 and 2022, sales revenue from our three largest customers, combined, was $605,086 and $652,478 or approximately 36.4% and 28.0% of our total sales, respectively. There was only one customer that accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2023, whereas there were two customers that each accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2022.

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

Competition

The nervonic acid health product industry is in its early stages; therefore, Bao Feng does not face as much competition as it would in a more established industry. However, as more companies enter the market the competition may be expected to become more intense. Management of Bao Feng plans to preempt the effect of such competition by (i) increasing its Acer truncatum production; (ii) increasing its investment in research and development; (iii) obtaining certification for innovation class III products and drugs; and (iv) enhancing its purification of nervonic acid technology to enter the medical usage market. We will also continue to emphasize marketing in an effort to maintain and strengthen the company’s position in the nervonic acid health product market and will attempt to build the leading nervonic acid health product brand in China.

Currently, Bao Feng’s main competitors in the nervonic acid products market in China are:

•	Yong chuntang

•	DAZONG Group

•	Haizhiling

•	Weifang lvyuan

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

Genetic Metabolism Key Laboratory is a joint project of Bao Feng and Health Commission Occupational Disease Research Center. Complete analytical and testing instruments are available, including LC-MS, GC-MS and LC- QTOF-MS, for targeted and untargeted metabolomics, etc. Excellent laboratories are necessary to develop and prove our theories on the applications of nervonic acid, and research on the mechanism through which nervonic acid works provides the direction for future applications of nervonic acid, giving Bao Feng a competitive edge in the future.

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

50

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

Business of BF Internet

BF Internet commenced operations in May, 2022. It is owned 51% and 49%, respectively, by Bao Feng and Yong Sheng, a shareholder of the Company. The principal activities of BF Internet are to sell and market Bao Feng’s nervonic acid-based health supplements over the Internet to supplement the traditional sale distribution channels that Bao Feng utilizes.

Properties

Bao Feng

Bao Feng leases approximately 750 square meters of office space located at Room 525, South Building, No. 10 Anxiang Street, Shunyi District, Beijing, China as the Company’s headquarters. The lease term commenced on May 12, 2020 and expires on May 31, 2029. The lease provides for a rent-free period from May 12, 2020 to May 31, 2022; an annual rental of RMB700,478 (approximately US$102,270) for the period from June 1, 2022 to May 31, 2025 and an annual rental of RMB975,667 (approximately US$142,447) for the period from June 1, 2025 to May 31, 2029.

In addition, Bao Feng leases approximately 400 square meters of office space located at Room 1002, Building 1, East Shilibao Road, Chaoyang District, Beijing, China. The current lease term commenced on June 8, 2023 and expires on June 7, 2026. The lease provides for an annual rental of RMB553,176 (approximately US$80,764) for the first two years of the lease and RMB586,920 (approximately US$85,690) for the third year. Rent is payable semi-annually. Bao Feng is responsible for paying for all utilities.

Bao Feng also leases approximately 314 square meters of warehouse space in which it stores its inventory. The lease for this space, which commenced on August 15, 2018 and expires on August 14, 2024, provides for a rental of RMB24,000 (US$3,631) to be paid quarterly. In addition, Bao Feng is responsible for paying for all utilities, management and maintenance fees, leasing tax and other expenses.

BF Internet

BF Internet uses office space of its shareholder, who is also a shareholder of the Company, free of charge.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Intellectual Property

Patents. The following table contains a list of all patents obtained by Bao Feng as of March 31, 2023.

List of Patents
No.	Name	Category	Registration Number	Date of Registration	Country
1	Biomarkers for the diagnosis of leukoencephalopathy and their applications	Patent for invention	ZL202110352935.6	2023	China
2	Biomarkers F3 for the diagnosis of cognitive impairment and their applications	Patent for invention	ZL202110385947.9	2023	China
3	Combination of biomarkers of leukoencephalopathy and their applications	Patent for invention	ZL202210169509.3	2022	China
4	Biomarkers of leukoencephalopathy and their applications	Patent for invention	ZL202210173953.2	2022	China
5	Biomarkers for Parkinson's disease diagnosis and their applications	Patent for invention	ZL202210002332.8	2022	China
6	Biomarkers for Parkinson's disease detection and their applications	Patent for invention	ZL202210002327.7	2022	China
7	Combination of biomarkers for Parkinson's disease and their applications	Patent for invention	ZL202210002325.8	2022	China
8	Biomarker for the diagnosis of Parkinson’s disease and its applications	Patent for invention	ZL202210002333.2	2022	China
9	Biomarkers for diagnosing the effect of Nervonic Acid supplementation on ischemic-hypoxic encephalopathy in a plateau environment and their applications	Patent for invention	ZL202111046351.2	2021	China
10	Biomarkers for diagnosing the effect of Nervonic Acid supplementation in ischemic-hypoxic encephalopathy and their applications	Patent for invention	ZL202111046352.7	2021	China
11	Biomarkers for the diagnosis of cerebral infarction and leukoencephalopathy and their applications	Patent for invention	ZL202110999863.4	2021	China
12	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications	Patent for invention	ZL202110999855.X	2021	China
13	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications	Patent for invention	ZL202110999834.8	2021	China
14	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications	Patent for invention	ZL202110999853.0	2021	China
15	Biomarkers F7 for diagnosis of leukoencephalopathy and their applications	Patent for invention	ZL202110385946.4	2021	China
16	Biomarkers for the diagnosis of leukoencephalopathy and their applications	Patent for invention	ZL202110352946.4	2021	China
17	Biomarkers for the diagnosis of cognitive impairment and their applications	Patent for invention	ZL202010816217.5	2021	China
18	Biomarkers for the diagnosis of cognitive impairment and their applications	Patent for invention	ZL202010816390.5	2020	China
19	Biomarkers take the charge for the function after Acer truncatum Bunge supplement and their applications	Patent for invention	ZL202010816389.2	2017	China

Copyrights. The following table contains a list of all copyrights obtained by Bao Feng as of March 31, 2023.

List of Copyrights
No.	Name	Category	Registration Number	Date of Registration	Country
1	"Bao Feng plant source nervonic acid absorption rate test system V1.0"	Computer software copyright registration certificate	2019SR1392391	2019	China
2	"Bao Feng plant source nervonic acid production for temperature control management system V1.0"	Computer software copyright registration certificate	2019SR1392056	2019	China
3	“Bao Feng vegetable oil composition analysis management System V1.0”	Computer software copyright registration certificate	2019SR1392049	2019	China
4	“Bao Feng nervonic acid effectiveness test management system V1.0”	Computer software copyright registration certificate	2019SR1392382	2019	China
5	"Early screening and prevention system of Bao Feng nervous acid system disease V1.0"	Computer software copyright registration certificate	2019SR1392063	2019	China
6	“Bao Feng nervonic acid extraction and purification control system V1.0”	Computer software copyright registration certificate	2019SR1390248	2019	China
7	"Bao Feng nervonic acid structural diversity analysis system V1.0"	Computer software copyright registration certificate	2019SR1392398	2019	China
8	"Bao Feng nerve disease drug effectiveness evaluation system V1.0"	Computer software copyright registration certificate	2019SR1392318	2019	China
9	“Bao Feng brain disease personalized diagnosis system V1.0”	Computer software copyright registration certificate	2019SR1392311	2019	China
10	“Bao Feng old-age health care nutrition formula automatic control system V1.0”	Computer software copyright registration certificate	2019SR1392078	2019	China
11	"Bao Feng high throughput metabolite analysis platform V1.0"	Computer software copyright registration certificate	2019SR1384522	2019	China
12	"Bao Feng children growth nutrition components automatic collocation system V1.0"	Computer software copyright registration certificate	2019SR1392461	2019	China
13	"Dementia elderly emergency warning system V1.0"	Computer software copyright registration certificate	2017SR374539	2017	China
14	"Acer truncatum health products health management platform V1.0"	Computer software copyright registration certificate	2017SR374809	2017	China
15	Acer truncatum seed oil dietary analysis and nutritional evaluation system V1.0"	Computer software copyright registration certificate	2017SR374548	2017	China
16	"Nervonic acid on the brain effect data analysis software V1.0"	Computer software copyright registration certificate	2017SR374521	2017	China
17	“Acer truncatum online mall platform software V1.0”	Computer software copyright registration certificate	2017SR378613	2017	China
18	"Acer truncatum high quality seedling Breeding management system V1.0"	Computer software copyright registration certificate	2017SR378623	2017	China

Trademarks. Bao Feng has registered the following trademarks.

No.	Trademark	Status	Registration No.	Validity Period
1	素颜姐姐 Pretty Ladies	Registered	55483069	11/28/2021 to 11/27/2031
2	图形	Registered	49423266	08/21/2021 to 08/20/2031
3	瑙优能 LIFE’S NA	Registered	50631290	06/28/2021 to 06/27/2031
4	瑙动力 NEURO ENHANCER	Registered	50307049	07/14/2021 to 07/13/2031
5	BAOFENG BIOTECH	Registered	49426820	07/14/2021 to 07/13/2031
6	保卫五点零 Vision protection 5.0	Registered	42961505	10/14/2020 to 10/13/2030
7	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	42187448	07/14/2020 to 07/13/2030
8	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	38984285	02/28/2020 to 02/27/2030
9	春草秋灌 CHUN CAO QIU GUAN	Registered	37113375	02/07/2020 to 02/06/2030
10	春草秋灌 CHUN CAO QIU GUAN	Registered	37108814	12/28/2019 to 12/27/2029
11	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	34025681	06/14/2019 to 06/13/2029
12	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	33318371	06/28/2019 to 06/27/2029
13	木之源 Muzhiyuan	Registered	31473050	05/21/2019 to 05/20/2029
14	高原伴旅 Plateau partner	Registered	23778723	04/21/2018 to 04/20/2028
15	古茶枫润 Gu Cha Feng Run	Registered	23358402	03/21/2018 to 03/20/2028
16	赤枫 Chi Feng	Registered	23358307	06/07/2018 to 06/06/2028
17	枫之吻 Fantastic Kiss	Registered	22551933	02/14/2018 to 02/13/2028
18	FANTASTIC KISS	Registered	22518641	02/14/2018 to 02/13/2028
19	图形	Registered	20241222	07/28/2017 to 07/27/2027
20	木之源 Muzhiyuan	Registered	16233849	04/14/2016 to 04/13/2026

Business of BF Internet

Currently, the principal activities of BF Internet are selling and marketing Bao Feng’s recently developed Re’seen nervonic acid-based drinks over the Tiktok platform. The Company intends that, in the future, BF Internet will also market and sell other products of the Company over the Internet.

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

Regulations related to Foreign Invested Enterprises

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2019) (the “Negative List”) as promulgated and effective in July 2019, the original Special Administrative Measures (Negative List) for the Access of Foreign Investment (2018) was repealed. Overseas investors are not allowed to invest in any foreign investment prohibited field on the Negative List and shall have an access permit for investing in a non-prohibited investment field on the Negative List. Fields not included in the Negative List for the market entry of foreign investment must be managed according to the principle of equal treatment of domestic and foreign investment.

The business scope of Bao Feng is nervonic acid research, the development of nervonic acid based herbal and chemical drugs and the sale of health supplements containing nervonic acid. According to the Negative List, the business scope of Bao Feng does not fall in any field on the Negative List and therefore is not subject to any special management measures for the access of foreign investment.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”), which was promulgated in March 2019 and became effective on January 1, 2020, replaced the three legacy laws on foreign invested enterprises including the Wholly Foreign-owned Enterprises Law of the People’s Republic of China (the “Wholly Foreign-owned Enterprises Law”) which was previously applicable to Bao Feng. The organizational form, organization structure and activities of a foreign-invested enterprise are now governed by the provisions of the Company Law of the People’s Republic of China, the Partnership Enterprise Law of the People’s Republic of China and other relevant laws. However, the Foreign Investment Law sets up a transitional period of 5 years after the implementation of the Foreign Investment Law, during which foreign-invested enterprises established according to the Wholly Foreign-owned Enterprise Law before the implementation of the Foreign Investment Law may maintain their original organization forms, etc. Specific implementing measures are to be prescribed by State Council.

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

As of March 31, 2023, Bao Feng has registered, or filed applications to register, 20 trademarks in the PRC.

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

As of March 31, 2023, Bao Feng owns 18 computer software copyrights in the PRC.

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

As of March 31, 2023, Bao Feng owns 19 invention patents in the PRC.

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

For the fiscal years ended March 31, 2023 and 2022

Continuing Operations

Revenue

We generated $1,662,600 of net revenue for the fiscal year ended March 31, 2023 as compared to $2,328,526 for the fiscal year ended March 31, 2022.

For the fiscal year ended March 31,	2023	2022	Increase (Decrease)%
	$	$	$
Nervonic acid-based health supplements	1,489,053	1,799,074	(310,021)	(17.2)
Technical support services	173,547	529,452	(355,905)	(67.2)

Total net revenue	1,662,600	2,328,526	(665,926)	(28.6)

Net revenue decreased by $665,926 or 28.6%, over the year as a result of the following:

(i)	the decrease in sales of health care supplements by $310,021 or 17.2%, over the year ended March 31, 2023 resulted from a decrease in sales of old products from $1,799,074 for the year ended March 31, 2022 to $1,436,161 for the year ended March 31, 2023. The decrease by $362,913 or 20.2% was attributable to the widespread restrictive COVID-19 lockdown of cities in China for the second half of the fiscal year ended March 31, 2023 that significantly affected the production and delivery of our products. Such decrease was partially offset by the introduction of our new “Re’Seen” drink products; however, those products only generated $52,892 of revenue for the year ended March 31, 2023; and

(ii)	the decrease in technical support service income by $355,905 or 67.2% over the fiscal year ended March 31, 2023, which resulted from a change in the Company’s focus in this service provision. During the year ended March 31, 2023, the Company redirected its resources to research and development of a plant based drug for the pediatric disease, ALD. Management intends to continue reducing the Company’s provision of technical support services and to redirect all research and development resources to the development of the Company’s own products.

Cost of Sales

The cost of sales was $144,683 for the fiscal year ended March 31, 2023 compared to the cost of sales of $420,273 for the fiscal year ended March 31, 2022, for a decrease of $275,590 or 65.6%. A breakdown of our cost of sales by product or service is as follows:

For the fiscal year ended March 31,	2023	2022	Increase (Decrease)%
	$	$	$
Nervonic acid-based health supplements	144,683	158,563	(13,880)	(8.8)
Technical support services	—	261,710	(261,710)	(100.0)

Total cost of sales	144,683	420,273	(275,590)	(65.6)

The decrease in total cost of sales during the fiscal year ended March 31, 2023 primarily resulted from the absence of cost of sales for technical support services, which resulted from the Company’s not outsourcing any work to external parties whereas the Company outsourced and incurred a cost of $261,710 for these works to external parties for the year ended March 31, 2022. The decrease in the cost of sales of nervonic acid-based health supplements by $13,880 or 8.8% was in line with the decrease in sales of nervonic acid-based health supplements over the prior year.

Gross Profit

Gross profit for the fiscal years ended March 31, 2023 and 2022 was $1,517,917 and $1,908,253, respectively. The following table shows the breakdown of the increase in gross profit by product or service:

For the fiscal year ended March 31,	2023	2022	Increase (Decrease)%
	$	$	$
Nervonic acid-based health supplements	1,344,370	1,640,511	(296,141)	(18.1)
Technical support services	173,547	267,742	(94,195)	(35.2)

Total gross profit	1,517,917	1,908,253	(390,336)	(20.5)

The decrease in gross profit for the fiscal year ended March 31, 2023 over the fiscal year ended March 31, 2022 by $390,336 or 20.5 % was the result of the decreases in revenue and cost of sales, as discussed above.

Gross Profit Margin

Gross profit margin for the fiscal years ended March 31, 2023 and 2022 was 91.3% and 82.0%, respectively. The increase in gross profit margin over the year was mainly attributable to the absence of cost of sales for technical support services for the fiscal year ended March 31, 2023.

Gross profit margin of nervonic acid-based health supplements was 90.3% for the fiscal year ended March 31, 2023 as compared to 91.2% for the fiscal year ended March 31, 2022. The slight decrease in gross profit margin of nervonic acid-based health supplements by 0.9% was attributable to the lower gross profit margin of 73.5% of Re’seen drinks, which were introduced to the market in September 2022.

Because no direct costs of sale of technical support services were incurred for the year ended March 31, 2023, the gross profit margin of technical support services was 100% for the year ended March 31, 2023 as compared to a gross profit margin of 50.6% for the year ended March 31, 2022.

Total operating expenses

During the year ended March 31, 2023, we incurred operating expenses of $2,771,413 as compared to $2,594,012 incurred during the year ended March 31, 2022. Operating expenses are comprised of general and administrative expenses, research and development expenses and selling and marketing expenses. The increase in total operating expenses of $177,401 or 6.8%, was attributable to an increase in selling and marketing expenses of $771,923, offset by decreases in general and administrative and research and development expenses of $272,032 or 26.5%, and $322,490 or 47.4%, respectively.

a)	General and administrative expenses

General and administrative expenses decreased from $1,025,725 for the fiscal year ended March 31, 2022 to $753,693 for the fiscal year ended March 31, 2023. The decrease of $272,032 or 26.5% was mainly attributable to a decrease in stock-based compensation expense of $263,631, from $318,137 for the year ended March 31, 2022 to $54,506 for the year ended March 31, 2023.

b)	Research and development expenses

Research and development expenses decreased by $322,490 or 47.4% from $680,313 for the fiscal year ended March 31, 2022 to $357,823 for the fiscal year ended March 31, 2023 primarily because of a significant decrease in related parties’ research and development expenses by $395,001 from $609,397 for the year ended March 31, 2022 to $214,396 for the year ended March 31, 2023, which was offset by an increase in staff salaries and related benefits by approximately $24,000, an increase in patent registration fees of approximately $24,300 and an increase in testing related expenses of $19,100 over the prior year.

c)	Selling and marketing expenses

Selling and marketing expenses increased significantly by $771,923 or 86.9% from $887,974 for the fiscal year ended March 31, 2022 to $1,659,897 for the fiscal year ended March 31, 2023. The increase was mainly due to an increase in online marketing and promotional expenses by $386,164 and the inclusion of a packaging design fee of $168,866 for launching new products – Re’Seen drinks – to the market during the year ended March 31, 2023.

Loss on disposal of a subsidiary – Dandong Bao Feng Seedling Technology Co. Limited

On September 30, 2022, the Company’s PRC subsidiary, BF Beijing, sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Mr. Yu Chang, father of Ms. Ting-ting Chang, CEO and director of the Company, is a director and has a controlling interest, in exchange for cash consideration of RMB1 million (US$140,500) and a 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd. (“Yanbian BF”) that was valued at RMB4 million ($562,000). The consideration and net assets of Dandong BF at the date of disposal on September 30, 2022 were as follows:

Consideration	RMB	$
Fair value of 7% equity interest in Yanbian BF	4,000,000	562,000
Cash	1,000,000	140,500
Total	5,000,000	702,500
Analysis of assets and liabilities disposed:
Property, plant and equipment		2,401
Right of use assets		21,770
Accounts receivable		102,284
Inventories, net		615,009
Prepaid expenses and other current assets		18,965
Cash at banks		1,264
Accrued expenses and other current liabilities		(42,150)
Lease liabilities – non-current		(4,817)
		714,726
Release of exchange reserve		78,264
Release of pre-acquisition accumulated losses		434,573
		1,227,563
Total sale consideration		702,500
Loss on disposal of a subsidiary		525,063

Net loss from continuing operations

For the fiscal year ended March 31, 2023, the Company had a net loss from continuing operations of $1,750,377 as compared to a net loss from continuing operations of $682,663 for the fiscal year ended March 31, 2022. The increase in net loss from continuing operations by $1,067,714 or 156.4% was mainly attributable to a decrease in gross profit by $390,336, an increase in operating expenses of $177,401 and a $525,063 loss on disposal of a subsidiary.

Discontinued Operation

During the year ended March 31, 2023, the Company’s wholly owned subsidiary, BF Beijing, disposed of its entire interest in Dandong BF. Dandong BF is principally engaged in the research, development and growing of Acer truncatum seedlings in Dandong City, Liaoning Province, in the northeastern region of the PRC.

Accordingly, the results relating to Dandong BF have been presented in the consolidated statements of operations and comprehensive income as “loss from discontinued operations.” Dandong BF was not presented as discontinued operations for the year ended March 31, 2022; therefore, the comparative statement of operations and comprehensive income has been re-presented to show the discontinued operation separately from continuing operations. Dandong BF was de-consolidated from the Company on September 30, 2022

The results from the discontinued operation were as follows:

	For the period from April 1, 2022 to September 30, 2022 (date of disposal)	For the year ended March 31, 2022
Net sales	$—	$—
Cost of sales	510,298	426,695
Gross loss	510,298	426,695
Operating expenses	25,109	16,732
Other (income) expenses, net	73	(525)
Loss before income tax	535,480	442,902
Income tax expense	—	—
Net loss for the period/year	$535,480	$442,902

Liquidity and Capital Resources

As of March 31, 2023, we had cash at banks of $277,836, total current assets of $1,200,263 and total current liabilities of $2,014,802. Net current liabilities were $814,539 and our working capital ratio was 0.6. As of March 31, 2023, our total assets and total liabilities amounted to $2,280,444 and $2,610,389, respectively. We had a shareholders’ deficit of $346,570 and minority interest of $16,625. We had one-year bank loans of $1,358,221.

The following is a summary of our cash flows provided by (used in) operating, investing and financing activities for the fiscal years ended March 31, 2023 and 2022.

	Fiscal Year ended March 31,
	2023	2022
Net Cash (Used in) Operating Activities	$(999,155)		$(396,969)
Net Cash Provided by Investing Activities	$118,131	$	---
Net Cash Provided by(Used in) Financing Activities	$1,295,763		$(263,042)

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

Item 6. Directors, Senior Management and Employees

Directors and Executive Officers

The names, titles and ages of the members of the Company’s Board of Directors and executive officers as of the date of this Annual Report are as set forth in the below table. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Name	Age	Position
Ting Ting Chang	33	President, Chief Executive Officer, Secretary and Director

Fung Ming Pang	52	Chief Financial Officer and Director

Chi Wai (Gabriel) Tse	55	Independent Director

Dr. Shuo Dong	59	Independent Director

Dr. Chinghai Ning	51	Independent Director

Ting Ting Chang serves as our Chief Executive Officer, President, Secretary and director, and has held those positions since May 4, 2017. Since 2013, Ms. Chang has worked at Beijing Acer Truncatum Century Agricultural Science and Technology Co., Limited ("Beijing Acer"), which changed its name to Bao Feng Bio-Technology (Beijing) Limited in August 2017. From 2013 to 2016, she served as Beijing Acer's sales manager responsible for planning, implementing and directing the sales activities of the company including developing strategic plans, budget preparation and coordination of the sales teams. From 2016 to the present, Ms. Chang has served as Beijing Acer's Chief Executive Officer responsible for setting strategy and direction, modeling and setting the company's culture and values, leading and training the senior executive team and allocating capital. In 2013, Ms. Chang received a Master of Sciences degree in Technology and Innovation Management from Sussex University in the United Kingdom and in 2012 she received a Bachelor of Science degree in Product Design from the same university. Ms. Chang is not compensated for serving as the Company’s Chief Executive Officer, President and Secretary.

Fung Ming Pang has served as our Chief Financial Officer and director since May 2020. Ms. Pang is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Since July 2005, Ms. Pang has served as Managing Director of AGCA CPA Limited, a certified public accounting firm registered with the Hong Kong Institute of Certified Public Accountants, which provides audit, tax and advisory services to individuals and corporations. In 1995, she helped start Able Secretarial Services Limited, which currently provides corporate management services to, and serves as government liaison for, approximately 50 companies registered in Hong Kong, and she has served as its Managing Director since February 2012. Ms. Pang holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong.

Chi Wai (Gabriel) Tse was appointed as an independent non-executive director effective August 1, 2022. Mr. Tse has more than 25 years of experience in handling audit related matters, financial advisory and compliance matters as well as market development. He has served as Chief Financial Officer and an Executive Director of BizWell Capital Inc., which intends to apply for listing of its securities on the Nasdaq Global Market, since February 2022 and has served as an independent non-executive director of China Environmental Technology Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 0646), since May 2015 and Great Water Holdings Limited, a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8196), since December 2015. China Environmental Technology Holdings Limited and Great Water Holdings Limited both specialize in the provision of waste management services in China. From January 2011 until August 2021, Mr. Tse was an executive director of Jihsun Financial Holding Company Limited, a Taiwan listed company that operates bank, securities brokerage and other financial services in Taiwan. From June 2010 to July 2019, Mr. Tse was an executive director, company secretary and chief financial officer of China Information Technology Development Limited (“CITD”), a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8178) that specializes in the development and implementation of IT related services in Mainland China. In July 1989, he joined Arthur Andersen & Co., then the largest audit and accounting firm worldwide, where he became a qualified accountant and he left the firm as an audit manager in April 1999. Mr. Tse graduated from the University of Hong Kong in June 1989 with a bachelor’s degree in social science studies (Economics and Management Studies). He is a practicing member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Certified Accountants in England and Wales.

Shuo Dong was appointed as our independent non-executive director effective August 1, 2022. Since November 2019, Dr. Dong has been the vice president of research and innovation for Kindstar Global (Beijing) Medicine Technology, Inc. From February 2015 through October 2019, Dr. Dong was an associate professor at Sbarro Institute for Cancer Research, Department of Biology, College of Science and Technology at Temple University in Philadelphia, PA. From January 2003 through July 2014, Dr. Dong was an assistant professor in the Department of Medicine at Baylor College of Medicine in Houston, Texas. From March 1999 through February 2008, Dr. Dong was an associate professor at the Shanghai Institute of Hematology/Shanghai Ruijin Hospital, Shanghai Jiaotong University Medical School and from February l996 through February 1999, Dr. Dong held a post-doctoral fellowship in the Department of Biochemistry at the University of Hong Kong. The focus of Dr. Dong's research has been the characterization of the mechanisms of transcriptional regulation that are corrupted in hematological malignancies. By identification and molecular dissection of the transcriptional and especially epigenetic networks deregulated by leukemogenic/chimeric 2 transcription factors and epigenetic modulators, his work has been providing novel and important mechanistic insights into the molecular basis of hematological malignancies and, based on these works, providing fruitful avenues for the development of specific therapeutic interventions. In June 1986, Dr. Dong earned a B.S.M. (equivalent to an M.D.) in Medicine at the Tong-Ji Medical University in Wuhan, China. In June 1992, Dr. Dong earned a Master of Science in Molecular Hematology at the Shanghai Jiao Tong University School of Medicine where he won the Best Graduate Student Award. In June 1995, Dr. Dong earned a Ph.D. in Molecular Hematology at the Shanghai Jiao Tong University School of Medicine. Dr. Dong has received several other awards, including: (i) The Award for Improving National Science and Technology (1995); (ii) Chao Award, Department of Medicine at Baylor College of Medicine (2003); and (iii) Science & Technology Progress Awards of Shanghai, First Class (1997). Dr. Dong was touted as one of the top ten authors of high-citation papers by the China Ministry of Science and Technology in Beijing. He has over fifty publications, including the award of Spotlight on Faculty, "Exploring Chromosomal Translocations in Acute Promyelocytic Leukemia:” MEDICINE Summer 2005 Vol. 6; No. 3:3, Baylor College of Medicine, Houston, Texas.

Chinghai Ning was appointed as an independent non-executive director effective June 16, 2023. Dr. Ning has over 30 years of experience serving in the medical field. While attending medical school at the University of Buenos Aires, Argentina, Dr. Ning was: (i) employed as a counselor in the Department of Biophysics from 1994-1995; (ii) assistant professor at the Department of Biophysics from 1996-1997; (iii) lab director for the Department of Biophysics from 1998-2001; and (iv) intern at the Federal Police Hospital Churruca Vizca from 1997-1999. After graduation in 1999, Dr. Ning was employed as an associate professor of physics science in the Department of Radiology at the University of Buenos Aires, Argentina from 1999-2001, a resident physician at the Federal Police Hospital Churruca Vizca from 1999-2002 and a doctor at IOMA where he reviewed medical insurance claims from 2002-2003.

From approximately 2003 through 2011, Dr. Ning was employed as a medical director at Argentina DANDT S.A., an importer and seller of medical equipment, devices and consumables, where he worked with importing and wholesaling, among other things. Subsequently, Dr. Ning served as the director of the purchasing department, where he was responsible for managing foreign trade, and as a vice-president responsible for the planning, strategy and design of all of the company’s product marketing.

From 2011 to 2013, Dr. Ning was employed as the project supervisor of the U.S. in China at OSG Holding Corporation, where he was responsible for orchestrating financing in China. From 2013 through 2016, he was employed at Anhui ZST, an import/export company, where he was responsible for the sale of medical consumables in Latin America. Lastly, from 2016 to the current date, Dr. Ning is employed by SOMECO Electronic S.A., where he is responsible for all of China. Dr. Ning has also been made an independent partner in that company. In addition, Dr. Ning is the chief representative of Argentina’s Salta province in China where he is responsible for promoting bilateral relations and developing economic trade between the sister cities.

Dr. Ning received his medical degree from the University of Buenos Aires, Argentina, in 1999. He is a Member of the Argentina China Industry and Commerce Association.

Family Relationships

There are no family relationships among the directors or executive officers of the Company.

Committees of the Board of Directors

Audit Committee

Mr. Tse, Dr. Dong and Dr. Ning will serve on the audit committee, which will be chaired by Mr. Tse. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Tse as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	Appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

●	Pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	Reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	Reviewing and discussing with management and our independent registered public accounting firm our annual and interim financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	Coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	Establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	Monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	Reviewing all related person transactions for potential conflict of interest situations and approving all such transactions;

●	Reviewing earnings releases; and

●	Such other responsibilities as may be delegated to it from time to time by the Board of Directors.

Compensation Committee.

Mr. Tse, Dr. Dong and Dr. Ning will serve on the compensation committee, which will be chaired by Dr. Ning. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	Reviewing and approving annually the corporate goals and objectives applicable to the compensation of the chief executive officer ("CEO"), evaluating at least annually the CEO's performance in light of those goals and objectives and determining and approving the CEO's compensation level based on this evaluation;

●	Reviewing and approving the proposed compensation for all officers of the Company other than the CEO and the aggregate amount of compensation being paid or potentially payable to the Company's officers;

●	Reviewing and making recommendations to the Board of Directors regarding the compensation policy for executive officers and directors of the Company, and such other officers of the Company as directed by the Board, and regarding all forms of compensation, including all plan and non-plan compensation to be provided to the executive officers of the Company;

●	Reviewing and making recommendations to the Board of Directors regarding general compensation goals and guidelines for the Company's employees and the criteria by which bonuses to the Company's employees are determined;

●	Acting as Administrator of any stock option plan and administering, within the authority delegated by the Board of Directors, any Employee Stock Purchase Plan adopted by the Company;

●	Reviewing and approving grants and awards under incentive-based compensation plans and equity-based plans, in each case consistent with the terms of such plans;

●	Reviewing and making such recommendations to the Board of Directors as the compensation committee deems advisable with regard to policies and procedures for the grant of equity-based awards by the Company;

●	Reviewing and making recommendations to the Board of Directors regarding other plans that are proposed for adoption or adopted by the Company for the provision of compensation to employees of, directors of and consultants to the Company;

●	preparing the compensation committee report required by SEC rules, if and when required; and

●	Authorizing the repurchase of shares from terminated employees pursuant to applicable law.

Nomination Committee

Mr. Tse, Dr. Dong and Dr. Ning will serve on the nomination committee, which will be chaired by Dr. Dong. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	Reviewing the composition and size of the Board of Directors, determining the criteria for membership on the Board and conducting an annual evaluation of the Board;

●	Identifying, considering and recommending candidates to fill new positions or vacancies on the Board of Directors, and reviewing any candidates recommended by stockholders in accordance with our Articles of Association;

●	Establishing procedures to be followed by security holders in submitting recommendations for director candidates to the nomination committee;

●	Periodically reviewing the composition of each committee of the Board of Directors, making recommendations to the Board for the creation of additional committees or the change in mandate or dissolution of committees and annually recommending to the Board persons to be members of the various committees and Committee Chairperson; and

●	Reviewing and monitoring compliance with the Company's Code of Business Conduct and Ethics, considering questions of possible conflicts of interest of directors and officers and reviewing actual and potential conflicts of interest of directors and officers and clearing any involvement of such persons in matters that may involve a conflict of interest.

While we do not have a formal policy regarding Board diversity, our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Officers, Directors and Key Employees of Bao Feng

Name	Age	Positions
Ting Ting Chang	33	Chief Executive Officer
Xianyang Chen	39	Chief Technical Officer
Yu Gao	39	Chief Marketing Officer

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

Compensation Of Executive Officers And Directors

The following table summarizes all compensation received or to be received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of Bao Feng in the years ended March 31, 2023, 2022 and 2021.

Summary Compensation Table

		Compensation Paid
Name and Principal Position	Year	Salary(1) ($)		Bonus(1) ($)	Other Compensation(1) ($)
Ting Ting Chang,	2023	17,520	(2)	Nil	N/A
CEO, President, Secretary and Director	2022	18,696	(2)	Nil	N/A
	2021	17,700	(2)	Nil	N/A

Fung Ming Pang,	2023	72,000	(3)	Nil	N/A
CFO and Director	2022	72,000	(3)	Nil	N/A
	2021	37,600	(3)	Nil	N/A

Daphne Huang	2023	20,000	(4)	Nil	N/A
Independent Director	2022	Nil	(4)	Nil	N/A
	2021	Nil	(4)	Nil	N/A

(Gabriel) Chi Wai Tse	2023	16,000	(5)	Nil	N/A
Independent Director	2022	Nil	(5)	Nil	N/A
	2021	Nil	(5)	Nil	N/A

Shuo Dong	2023	16,000	(5)	Nil	N/A
Independent Director	2022	Nil	(5)	Nil	N/A
	2021	Nil	(5)	Nil	N/A

Chinghai Ning	2023	Nil	(6)	Nil	N/A
Independent Director	2022	Nil	(6)	Nil	N/A
	2021	Nil	(6)	Nil	N/A

Lingxiao Dai	2023	Nil	(7)	Nil	Nil
Independent Director	2022	Nil	(7)	Nil	Nil
	2021	Nil	(7)	Nil	Nil

Jen-Chuan Yeh	2023	Nil	(7)	Nil	Nil
Independent Director	2022	Nil	(7)	Nil	Nil
	2021	Nil	(7)	Nil	Nil

Xianyang Chen	2023	Nil	(8)	Nil	N/A
	2021	Nil	(8)	Nil	N/A

Xia Li (9) Vice President of Finance of Bao Feng	2023 2022	8,760 18,696		Nil Nil	N/A N/A
	2021	17,700		Nil	N/A

Yu Gao CMO of Bao Feng	2023 2022	17,520 18,696		Nil Nil	N/A N/A
	2021	17,700		Nil	N/A

(1)	Expressed in U.S. Dollars based on the annual average exchange rate as reported by the Federal Reserve Bank of New York of 6.8493 RMB for each US dollar in 2023; 6.4184 RMB for each U.S. dollar in 2022 and 6.7791 RMB for each U.S. dollar in 2021.

(2)	Paid to Ms. Chang by Bao Feng as compensation for her services to that company.

(3)	Ms. Pang became an officer and director of the Company on May 4, 2020.

(4)	Ms. Huang was appointed to the Board of Directors of the Company on August 1, 2022 and resigned as an independent director effective May 15, 2023.

(5)	Mr. Tse and Dr. Dong were appointed to the Board of Directors of the Company on August 1, 2022.

(6)	Dr. Ning was appointed to the Board of Directors of the Company on June 16, 2023.

(7)	Ms. Dai and Mr. Yeh were appointed to the Board of Directors of the Company on April 30, 2021 and resigned as independent directors on August 1, 2022. They were not compensated for serving as independent directors of the Company during the period.

(8)	In lieu of a cash salary, Mr. Chen received shares of Bao Feng, which were later transferred to Zhong Yuan-SZ in exchange for shares of Zhong Yuan Investment as part of a corporate reorganization.

(9)	Ms. Li resigned as Vice President of Finance of Bao Feng on August 30, 2022.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2023, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated approximately $14,000 for our officers and directors.

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

Compensation of Directors

Mr. Tse, Dr. Dong and Ms. Huang, a former independent director of the Company, have entered into Director’s Agreements effective on August 1, 2022. Dr. Ning entered into a Director’s Agreement effective on June 16, 2023. The terms and conditions of each such Director’s Agreement are similar in all material respects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting, and, upon re-election, the terms and provisions of her or his Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Director’s Agreements, the initial annual fee that is payable to each of our independent directors is as follows:

Independent Director	Annual Compensation

Daphne Huang(1)	$30,000
(Gabriel) Chi Wai Tse	$24,000
Shuo Dong	$24,000
Chinghai Ning	$24,000

(1) Ms. Huang was paid $23,750 as compensation for her service as an independent director from August 1, 2022 to May 15, 2023, the date of her resignation from our Board of Directors.

Other than the above-mentioned Director’s Agreements, we do not have any agreements for compensating our directors for their services in their capacity as directors.

Employment Contracts

The employment agreements between the Company or Bao Feng and their executive officers are summarized below.

Ting Ting Chang, CEO of both the Company and Bao Feng, entered into a five-year Employment Agreement with Bao Feng for a term which commenced May 16, 2017 and which terminated on May 15, 2022. On May 16, 2022, Ms. Chang entered into a Supplement to her five-year Employment Agreement with the same terms and conditions as the five-year Employment Agreement, but without any fixed period. The Employment Agreement, as supplemented, may be terminated by mutual agreement or by either party under certain specified conditions. Ms. Chang is currently paid a monthly salary of RMB10,000. In addition, Ms. Chang has entered into an Indemnification Agreement with the Company pursuant to which the Company has agreed to indemnify her, to the fullest extent permitted by the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, against any and all expenses, liability and loss that she may incur as a result of any proceeding based on her alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Company.

Fung Ming Pang, CFO of the Company, entered into a three-year Employment Agreement with the Company for a term which commenced May 4, 2020 and which terminated on May 3, 2023. The Employment Agreement was renewed for an additional one-year term and may be renewed for additional one-year terms unless earlier terminated. Under the Agreement, Ms. Pang was paid a monthly salary of $2,000 until November 2020 and $6,000 thereafter. In addition, Ms. Pang is entitled to annual bonuses as determined by the Board of Directors and payable either in stock, stock options or cash, or any combination thereof. Pursuant to the Agreement, Ms. Pang was granted cashless options to purchase 600,000 (post-Reverse Stock Split) Ordinary Shares of the Company at $0.50 per share (as adjusted for the Reverse Stock Split), 50% of which vested on July 15, 2021 and 50% of which vested on July 15, 2022. The options are exercisable for five years after the date of vesting. Ms. Pang may be granted additional options upon approval of the Board of Directors. The Agreement may be terminated by the Company with or without cause, voluntarily by Ms. Pang or by Ms. Pang upon a change in control of the Company. The Agreement contains a covenant not to compete and a non-disclosure clause. In addition, Ms. Pang has entered into an Indemnification Agreement with the Company pursuant to which the Company has agreed to indemnify her, to the fullest extent permitted by the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, against any and all expenses, liability and loss that she may incur as a result of any proceeding based on her alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Company.

Yu Gao, CMO of Bao Feng, is currently employed by Bao Feng for an unlimited term. His employment may be terminated by mutual agreement or by either party under certain specified conditions. Mr. Gao is currently paid a monthly salary of RMB10,000.

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

Limitation on Liability and Other Indemnification Matters

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles permit indemnification of officers and directors for actions, proceedings, claims, losses, damages, costs, liabilities and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty of such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employees

As of the date of this Annual Report, we have approximately 35 full-time employees, 32 and 3 of whom are employed by Bao Feng and BF Internet, respectively.

Share Ownership

The following table shows the number of Ordinary Shares beneficially owned by our directors and executive officers as of the date of this Annual Report:

Name and Address	Ordinary Shares Directly Owned		Ordinary Shares Beneficially Owned		Total Number of Ordinary Shares Beneficially Owned		Percent of Beneficial Ownership(1)
Ting Ting Chang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	2,656,388	(2)	0		2,656,388	(2)	15.03%

Fung Ming Pang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	272,118	(3)	2,956,388	(2)(4)	3,228,506	(2)(3)(4)	17.96%

(Gabriel) Chi Wai Tse Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0		0		0		0.00%

Shuo Dong Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0		0		0		0.00%

Chinghai Ning Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	0		0		0		0.00%

All Directors and Officers as a group (5 persons)	2,928,506		2,956,388		5,884,894		32.99%

(1)	Based on 17,679,618 Ordinary Shares outstanding as of the date of this Annual Report.

(2)	On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Ordinary Shares, 2,656,388 Ordinary Shares, 2,656,388 Ordinary Shares, 2,125,111 Ordinary Shares, and 318,767 Ordinary Shares of the Company (totaling 14,181,941 of our Ordinary Shares) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is 100% owned of record by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen, respectively. After these Share transfers, Zhong Yuan Investment does not hold any of our Ordinary Shares.

(3)	On May 4, 2020, we granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Ordinary Share, vested 50% on July 15, 2021 and 50% on July 15, 2022 and are exercisable for five years after the date of vesting. On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 Ordinary Shares of the Company on a cashless basis. As a result of this exercise, 272,118 Ordinary Shares were issued to Ms. Pang.

(4)	Includes 2,656,388 Ordinary Shares held of record by Prime Legend Limited, which is 100% owned of record by Ms. Pang, our Chief Financial Officer and director, who is also its sole director, and 300,000 Ordinary Shares underlying cashless Options that vested on July 15, 2022 and will be exercisable until July 14, 2027.

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

Name	Ordinary Shares Directly Owned		Ordinary Shares Beneficially Owned		Percent of Beneficial Ownership(1)
Yu Chang	6,425,287	(2)	0		36.34%
Ting Ting Chang	2,656,388	(2)	0		15.03%
Prime Legend Limited	2,656,388	(2)	0		15.03%
Fung Ming Pang	272,118	(3)	2,956,388	(2)(4)	17.96%
Xianyang Chen	2,125,111	(2)	0		12.02%

(1)	Based on 17,679,618 Ordinary Shares outstanding as of the date of this Annual Report.

(2)	On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Shares, 2,656,388 Shares, 2,656,388 Shares, 2,125,111 Shares and 318,767 Shares of the Company (totaling 14,181,941 Shares of the Company) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is 100% owned of record by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen respectively. After these Share transfers, Zhong Yuan Investment does not hold any Ordinary Shares of the Company.

(3)	On May 4, 2020, the Company granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Ordinary Share, vested 50% on July 15, 2021 and 50% on July 15, 2022 and are exercisable for five years after the date of vesting. On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 Shares of the Company on a cashless basis. As a result of this exercise, 272,118 Shares of the Company were issued to Ms. Pang.

(4)	Includes 2,656,388 Ordinary Shares held of record by Prime Legend Limited, which is 100% owned of record by Ms. Pang, our Chief Financial Officer and director, who is also its sole director, and 300,000 Ordinary Shares underlying cashless Options that vested on July 15, 2022 and will be exercisable until July 14, 2027.

In May 2020, Ting Ting Chang, our Chief Executive Officer, sold an aggregate of 8,000,000 Ordinary Shares owned of record by her, and Zhong Yuan Investment sold an aggregate of 9,911,920 Ordinary Shares owned of record by it, to existing, non-affiliated shareholders of the Company in private transactions under Regulation S (the “Private Sales”). The sales by Zhong Yuan Investment reduced the beneficial ownership of our principal shareholders proportionately to their interest in Zhong Yuan Investment as described in footnote 2, above.

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

Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have had with related parties since April 1, 2020, other than the compensation arrangements we describe above in “Compensation of Executive Officers and Directors.”

The Company utilizes the office space and equipment of a business associate of management in Hong Kong at no cost. Management estimates the value of such office space and equipment to be immaterial.

As of September 30, 2020, related companies, of which Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment and the father of Ting Ting Chang, is the owner and director, owed the Company approximately $1,025,649. The loans were unsecured, non-interest bearing and repayable on demand. The amounts due from related companies were fully settled on December 31, 2020 by offsetting the balance consideration for the acquisition of a 100% interest in Dandong BF.

On December 31, 2020, Bao Feng completed its acquisition of a 100% equity interest in Dandong BF from Yu Chang, the record owner of 41.6% of the outstanding shares of Zhong Yuan Investment at that time and the father of Ting Ting Chang, our Chief Executive Officer and director, for a total consideration of RMB10,500,000 (approximately $1,500,000). A deposit of RMB3,160,000 (approximately $465,460 as of September 30, 2020) was paid upon signing of the Equity Transfer Agreement on March 1, 2020. The balance of RMB7,340,000 (approximately $1,082,000 as of September 30, 2020) was settled by offsetting the amounts due from related companies of which Yu Chang is the owner and director.

During the year ended March 31, 2022, the Company generated service income of $44,094 and $38,215 by providing technical support services to Beijing Guo Bao Feng Bio-technology Co. Ltd. and Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd., respectively. There was no such service income generated for the fiscal year ended March 31, 2023. Mr. Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our CEO and director, had interests in and/or served as a director of both of those companies. Subsequent to March 31, 2022, Mr. Yu Chang sold all of his interest in Beijing Guo Bao Feng and, as a result, Beijing Guo Bao Feng is no longer a related party of the Company.

During the fiscal years ended March 31, 2023 and 2022, the following related companies, in which Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our Chief Executive Officer and director, has a significant interest and/or for which he serves as a director, provided research and development services to the Company:

Name	Description of R&D project	Contract sum	Recognized as R&D expenses for the year ended March 31, 2023	Recognized as R&D expenses for the year ended March 31, 2022
		$		$
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	Seedling analysis	109,060	43,624	65,436
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	155,800	38,950	116,850
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	67,306	0	67,306
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	94,337	18,867	75,470
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	124,640	31,160	93,480
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	Metabolomics testing and analysis	272,650	81,795	190,855

Total		823,793	214,396	609,397

Amounts due from related companies, in which Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our Chief Executive Officer and director, has a significant interest and/or for which he serves as a director, were unsecured, non-interest bearing and repayable on demand and consisted of the following:

	As of March 31,
Amounts due from:	2023	2022
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	$-	$169,212
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	156,826	77,506
Ai Rui Tai Ke Fertilizer Co. Ltd.	-	53,791
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	-	23,828
	$156,826	$324,337

On September 30, 2022, Bao Feng sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our Chief Executive Officer and director, is a director, general manager and a major shareholder, for a total consideration of RMB5 million. RMB1 million was paid in cash and the balance of RMB4 million was exchanged for a 7% interest in Yanbian Bao Feng Biotechnology Co., Ltd. (“Yanbian BF”), of which Yu Chang is the legal representative and the ultimate majority beneficial shareholder. Yanbian BF was incorporated in the PRC on May 24, 2018 and is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds. As a result of the sale, Dandong BF is no longer owned by Bao Feng and is not a subsidiary of the Company.

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

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. – "Financial Statements."

Item 9. The Offer and Listing

Offer and Listing Details

Our Ordinary Shares are currently trading on the OTCQB under the symbol ZHYBF. We have applied for our Ordinary Shares to be listed on the Nasdaq Capital Market; however, there can be no assurance that our Ordinary Shares will be accepted for trading on that market or that a viable public market will ever develop.

Item 10. Additional Information

Share Capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our Shares may, in the future, be traded.

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

As of the date of this Annual Report, there are 17,679,618 of our Ordinary Shares issued and outstanding, including 16,150,000 (as adjusted for the Reverse Stock Split) which were issued in July 2019 in consideration for 100% of the outstanding shares of China Bio pursuant to the Share Exchange. All Ordinary Shares are fully paid. Except for the remaining 300,000 Options issued to Ms. Pang and the 13,000 Warrants that were issued in the 2021 private securities offering, we do not have any options to purchase Ordinary Shares or any preferred shares outstanding.

Amended and Restated Memorandum and Articles of Association

We are registered in the Cayman Islands and have been assigned company number 313036 in the register of companies. Our registered office is Quality Corporate Services Ltd., P.O. Box 712, Suite 102, Cannon Place, North Sound Road, George Town, Grand Cayman KY1-9006, Cayman Islands. The objects for which the Company was established are unrestricted and the Company has full power and authority to carry out any object that is not prohibited under Cayman Islands law as set forth in Paragraph 4 of our Amended and Restated Memorandum of Association. As a Cayman Islands exempted company, we are (subject to certain qualifications) prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands, owning land in the Cayman Islands and making any invitation to the public in the Cayman Islands to subscribe for any of our Shares or debentures. We do not believe that these restrictions materially affect our operations.

Objects of the Company

Under our Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Powers of Directors

Paragraph 107 of our Amended and Restated Articles of Association (our “Articles”) provides that a director who is in any way, whether directly or indirectly, interested in a contract or a proposed contract with the Company shall declare the nature of his interest at a meeting of the directors or by general notice to the directors. The director may vote in respect of the contract or arrangement notwithstanding his interest therein and his vote shall be counted, and he may be counted in the quorum at any meeting at which the contract or arrangement is considered. Paragraph 86 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the Company. Paragraph 98 of the Articles provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Paragraph 85 of the Articles provides that directors are not required to own Shares of the Company in order to serve as directors.

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

Amendment

Paragraph 153 of the Articles provides that our Amended and Restated Memorandum and Articles of Association may be amended by a special resolution of members. A special resolution requires passage by a majority of not less than two-thirds of the shareholders entitled to vote on the matter, in person or, where proxies are allowed, by proxy at a general meeting of the Company or in writing by all of the shareholders entitled to vote.

General Meetings

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 69 of the Articles and under the Companies Act (Revised) of the Cayman Islands. The directors may convene meetings of the shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding not less than one-third of the share capital of the Company as at that date carries the right to vote at general meetings of the Company.

Limitations on Right to Own Shares

Cayman Islands law and our Amended and Restated Memorandum and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our securities. There are no provisions in the Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-Takeover Provisions

Some provisions of our Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Amended and Restated Memorandum and Articles of Association); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Amended and Restated Memorandum and Articles of Association allow our shareholders holding Shares representing in aggregate not less than one-third of our share capital as carries the right to vote to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

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

Our Board of Directors may issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available. Issuance of additional shares may dilute the voting power of holders of our Ordinary Shares. However, no shares may be issued in excess of the authorized share capital specified in our Amended and Restated Memorandum of Association and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in our Articles relating to variations in rights of shares.

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

Summaries of our leases are disclosed under “Our Business – Properties” and were filed as Exhibits 10.13 and 10.14 to our registration statement on Form F-1 filed with the SEC on April 28, 2020.

On September 19, 2022, Bao Feng entered into an Equity Acquisition Agreement with Zhong Yuan Nervonic Acid Biotechnology Co. (“ZYNAB”) pursuant to which Bao Feng transferred its 100% equity interest in Dandong BF to ZYNAB for a purchase price of RMB5,000,000 to be settled as follows: (i) RMB1,000,000 in cash; plus (ii) a 7% equity interest in Yanbian Baofeng Biotechnology Co., Ltd., a PRC company which is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds. An English translation of the Equity Acquisition Agreement was filed as Exhibit 10.26 to our registration statement filed with the SEC on October 26, 2022.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer, Ting Ting Chang, and principal financial officer, Fung Ming Pang, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of March 31, 2023. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were ineffective at such time to ensure that information required to be disclosed by us in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our principal executive officer and principal financial officer also concluded that our disclosure controls, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, were inappropriate to allow timely decisions regarding required disclosure.

Based on management's assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of March 31, 2023. The material weaknesses identified were as follows:

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

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2023. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

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

Our management assessed the effectiveness of our internal control over financial reporting at March 31, 2023 and determined that, as of March 31, 2023, our internal control over financial reporting was not effective.

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

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Mr. Chi Wai (Gabriel) Tse, the Chairman of our audit committee, qualifies as a financial expert under the applicable SEC rules.

Item 16B. Code of Ethics

Our Board of Directors adopted a Code of Business Conduct and Ethics that applies to our directors, officers, employees and representatives effective as of November 24, 2022. The Company will provide to any person without charge, upon request, a copy of such code of ethics. Such request must be in writing and sent to Ms. Ting Ting Chang, our CEO, either by email to tinachang@zybioholdings.com or by mail, postage prepaid, to Ms. Ting Ting Chang, CEO, Zhong Yuan Bio-Technology Holding Limited, Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Item 16C. Principal Accountant Fees and Services

On February 25, 2022, we engaged Centurion ZD CPA & Co to replace K. R. Margetson Ltd. as our independent registered public accounting firm to audit our financial statements for the fiscal year ended March 31, 2023 and onward. Fees billed to the Company by K. R. Margetson Ltd. for the fiscal year ended March 31, 2022 and by Centurion ZD CPA & Co. for the fiscal year ended March 31, 2023 are set forth below:

	Fiscal Year Ended March 31,	Fiscal Year Ended March 31,
	2023	2022
Audit Fees	$70,000	$60,000
Audit Related Fees	$8,000	$8,000
Tax Fees	—	—
All other Fees	—	—
Total	$78,000	$68,000

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

We provided Centurion ZD with a copy of the disclosure before filing our Report on Form 6-K regarding our change of accountants. We requested that Centurion ZD provide us with a letter addressed to the SEC stating whether or not it agreed with the above statements, and we received a letter from Centurion ZD stating that it agreed with the above statements. A copy of such letter, dated as of February 28, 2022, was filed as Exhibit 99.1 to the Report.

We engaged K. R. Margetson Ltd. (“Margetson”) as our new independent registered public accounting firm effective February 25, 2022. During the two preceding fiscal years and through the date of Margetson’s engagement, we did not consult with Margetson regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Margetson as our new independent registered public accounting firm, our Board of Directors considered all relevant factors, including the fact that Margetson is not located in China or Hong Kong.

On May 4, 2023, we accepted the resignation of Margetson as our independent registered public accounting firm. The report of Margetson on our financial statements for the fiscal year ended March 31, 2022 contained no adverse opinion or disclaimer of opinion and was not modified. During our fiscal year ended March 31, 2022 and the subsequent interim period preceding Margetson’s resignation, we had no disagreements with Margetson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Margetson, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period. The decision to accept the resignation and change our independent accountant was approved and ratified by our Board of Directors on May 4, 2023.

During our fiscal year ended March 31, 2022 and the subsequent interim period preceding Margetson’s resignation, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K.

We provided Margetson with a copy of the disclosure before filing our Report on Form 6-K regarding our change of accountants. We requested that Margetson provide us with a letter addressed to the SEC stating whether or not it agreed with the above statements, and we received a letter from Margetson addressed to the SEC stating that it agreed with the above statements. A copy of such letter, dated May 11, 2023, is filed as Exhibit 99.1 to the Report.

We re-engaged Centurion ZD as our new independent registered public accounting firm effective May 4, 2023. During the fiscal year ended March 31, 2022 and through the date of Centurion ZD’s re-engagement, we did not consult with Centurion ZD regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Centurion ZD as our new independent registered public accounting firm, our Board of Directors considered all relevant factors, including that Centurion ZD was previously engaged as our independent registered public accounting firm, which audited our financial statements for the fiscal years ended March 31, 2020 and 2021.

Item 16G. Corporate Governance

Not Applicable

Item 16H. Mine Safety Disclosure

Not Applicable

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19. Exhibits

Exhibit No.	Description
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification Pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Dated: July 27, 2023	/s/ CHANG Ting Ting
CHANG Ting Ting
President, Chief Executive Officer, Secretary and Director

Dated: July 27, 2023	/s/ PANG Fung Ming
PANG Fung Ming
Chief Financial Officer and Director

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)
Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. 香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室 Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078 Email 電郵: info@czdcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Zhong Yuan Bio-Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhong Yuan Bio-Technology Holdings Limited (the “Company”) as of March 31, 2023 and the related consolidated statements of operations and comprehensive losses, stockholders’ equity and cash flows for each of the year ended March 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for each of the year ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

中正達會計師事務所 Centurion ZD CPA & Co. Certified Public Accountants (Practising)
Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. 香港 紅磡 德豐街22號 海濱廣場二期 13樓1304室 Tel 電話: (852) 2126 2388 Fax 傳真: (852) 2122 9078 Email 電郵: info@czdcpa.com

Report of Independent Registered Public Accounting Firm (continued)

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, for the year ended March 31, 2023, the Company incurred a net loss of $2,230,988 and net liabilities of $329,945 as of March 31,2023. These condition raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/Centurion ZD CPA & Co.

PCAOB No. 2769

Hong Kong

July 27, 2023

We have served as the Company’s auditor since 2023

K. R. MARGETSON LTD. 331 East 5th Street North Vancouver BC V7L 1M1 Canada	Chartered Professional Accountant Tel: 604.220.7704 Fax: 1.855.603.3228

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Zhong Yuan Bio-Technology Holdings Limited:

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved or especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way my opinion on the consolidated financial statements, taken as a whole, and I am not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventory write-down

As described in Note 5 of the consolidated financial statements, inventories are stated at the lower of cost and net realizable value, with cost determined on a weighted-average basis. Write-down of potential obsolete or slow-moving inventories is recorded based on management’s assumptions about future demands and market conditions. For the year ended March 31, 2022, the Company recorded inventory impairment charges of $240,312. Inventories include items that have been written down to the Company’s best estimate of their realizable value, which includes consideration of various factors.

I identified the inventory write-down as a critical audit matter. The Company’s determination of future markdowns is subjective. Specifically, there was a high degree of subjective auditor judgment in evaluating how the Company’s merchandising strategy and related inventory markdown assumptions affected the realizable value of inventory.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming my overall opinion on the consolidated financial statements. These procedures included the following, among others: (i) observing the physical condition of inventories during inventory counts; (ii) evaluating the appropriateness of management’s process for developing the estimates of net realizable value (iii) testing the reliability of reports used by management by agreeing to underlying records; (iv) testing the reasonableness of the assumptions about quality, damages, future demand, selling prices and market conditions by considering with historical trends and consistency with evidence obtained in other areas of the audit; and corroborating the assumptions with individuals within the product team; and (v) assessing the Company’s adjustments of inventory costs to net realizable value for slow-moving and obsolete inventories by (1) comparing the historical estimate for net realizable value adjustments to actual adjustments of inventory costs, and (2) analyzing sales subsequent to the measurement date.

/S/ K. R. MARGETSON LTD.

North Vancouver BC

Canada

Date: September 23, 2022

I have served as the Company’s auditor since 2022

PCAOB ID:1212

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

		As of March 31
		2023	2022
Assets	Notes		Reclassified
Current assets
Cash at banks		$277,836	$101,491
Accounts receivable, net	4	353,703	194,138
Inventories	5	131,474	57,283
Amounts due from related companies	6	156,826	324,337
Prepaid expenses and other current assets	7	280,424	196,434
Current assets held for sale		—	1,209,219
Total current assets		1,200,263	2,082,902

Non-current assets
Equity investment	8	562,000	—
Right-of-use assets	19(b)	513,409	723,604
Property, plant and equipment, net	9	4,772	7,007
Non-current assets held for sale		—	39,362
Total non-current assets		1,080,181	769,973

Total assets		$2,280,444	$2,852,875
Liabilities and (Deficit) Equity
Current liabilities
Bank loans, current	11	$1,358,221	$462,029
Accrued liabilities and other current payables	10	576,521	187,098
Lease liabilities, current	19(b)	80,060	132,114
Current liabilities held for sale		—	54,333
Total current liabilities		2,014,802	835,574

Non-current liabilities
Bank loan, non-current	11	—	366,653
Lease liabilities, non-current	19(b)	595,587	703,972
Non-current liabilities held for sale		—	5,276
Total non-current liabilities		595,587	1,075,901

Total liabilities		2,610,389	1,911,475
Contingencies and commitment	19(a)	—	—

Total (deficit) equity
Ordinary shares, 50,000,000 shares authorized at par value of $0.001 each; 17,679,618 and 17,547,118 shares issued and outstanding as of March 31, 2023 and 2022, respectively		17,680	17,547
Additional paid-in capital		2,703,081	2,115,207
Accumulated losses		(3,164,249)	(1,367,834)
Accumulated other comprehensive income		96,918	176,480
Total stockholders' (deficit) equity		(346,570)	941,400
Non-controlling interest		16,625	—
Total (deficit) equity		(329,945)	941,400

Total liabilities and (deficit) equity		$2,280,444	$2,852,875

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

			Year ended March 31,
	Notes		2023	2022
Continuing Operations				Reclassified
NET SALES	3, 17		$1,662,600	$2,328,526
Cost of sales			(144,683)	(420,273)
Gross profit			1,517,917	1,908,253
General and administrative expenses			(753,693)	(1,025,725)
Research and development expenses			(357,823)	(680,313)
Selling and marketing expenses			(1,659,897)	(887,974)
Total			(2,771,413)	(2,594,012)
Operating loss			(1,253,496)	(685,759)
Other income (expenses)
Loss on disposal of a subsidiary	13		(525,063)	—
Other income			7,248	2,553
Government grant			58,212	46,740
Interest. income			605	163
Interest expense	11		(46,723)	(35,241)
Total other income (expenses), net			(505,721)	14,215
Loss before income tax			(1,759,217)	(671,544)
Income tax credit (expense)	14	(a)	8,840	(11,119)
Net loss from continuing operations			(1,750,377)	(682,663)
Discontinued operation
Net loss from discontinued operation	15		(535,480)	(442,902)

Net loss			(2,285,857)	(1,125,565)
Other comprehensive loss
Foreign currency translation adjustment			(79,562)	(14,335)
Comprehensive loss			$(2,365,419)	$(1,139,900)
Net loss from continuing operations attributable to:
Ordinary stockholders			$(1,695,508)	$(682,663)
Non-controlling interest			(54,869)	—
Total			$(1,750,377)	$(682,663)
Net loss from discontinued operations attributable to:
Ordinary stockholders			$(535,480)	$(442,902)
Non-controlling interest			—	—
Total			$(535,480)	$(442,902)
Net loss attributed to:
Ordinary stockholders			$(2,230,988)	$(1,125,565)
Non-controlling interest			(54,869)	—
Total			$(2,285,857)	$(1,125,565)
Loss from continuing and discontinued operations per share
Basic and diluted (cents)	2		(12.94)	(6.51)
Loss from continuing operations per share
Basic and diluted (cents)	2		(9.91)	(3.95)
Weighted average number of shares outstanding
Basic and diluted			17,666,043	17,283,258

The accompanying notes are an integral part of these consolidated financial statements.

 ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Ordinary Stockholders
	Ordinary Shares		Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Income	Total	Non-controlling Interest
	No. of Shares	Amount
Balance as of March 31, 2021	17,145,000	$17,145	$1,563,472	$(242,269)	$162,145	$1,500,493	$—
Issuance of shares through private placement	130,000	130	233,870	—	—	234,000	—
Grant of stock options	—	—	318,137	—	—	318,137	—
Exercise of stock options	272,118	272	(272)	—	—	—	—
Net loss	—	—	—	(1,125,565)	—	(1,125,565)	—
Foreign currency translation adjustment	—	—	—	—	14,335	14,335	—

Balance as of March 31, 2022	17,547,118	$17,547	$2,115,207	$(1,367,834)	$176,480	$941,400	$—
Non-controlling interest contribution	—	—	—	—	—	—	71,494
Issuance of shares through private placement	132,500	133	533,368	—	—	533,501	—
Grant of stock options	—	—	54,506	—	—	54,506	—
Arising from disposal of a subsidiary	—	—	—	434,573		434,573	—
Net loss				(2,230,988)		(2,230,988)	(54,869)
Foreign currency translation adjustment					(79,562)	(79,562)	—
Balance as of March 31, 2023	17,679,618	$17,680	$2,703,801	$(3,164,249)	$96,918	$(346,570)	$16,625

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2023	2022
Cash flows from operating activities:
Net loss:
From continuing operations	(1,759,377)	(682,663)
From discontinued operations	(535,480)	(442,902)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of computer and office equipment, fixtures, and furniture	4,596	4,694
Loss on disposal of computer and office equipment, fixtures, and furniture	997	—
Amortization of right-of-use assets	165,731	178,681
Inventory provision included in cost of sales	—	240,312
Inventory loss included in cost of sales	510,298	186,383
Stock-based compensation expense	54,506	318,137
Write off of other receivables	—	30,920
Loss on disposal of a subsidiary	525,063	—
Changes in operating assets and liabilities:
Accounts receivable	(277,223)	(70,611)
Inventories	(110,699)	(182,531)
Prepaid expenses and other current assets	(33,800)	46,058
Accrued expenses and other payables	383,514	(23,447)
Value added and other taxes payable	65,456	—
Cash paid for value added and other tax payable	7,263	—
Net cash used in operating activities	(999,155)	(396,969)

Cash flows from investing activities:
Purchase of computer and office equipment, fixtures, and furniture	(22,369)	—
Cash consideration received from the disposal of a subsidiary	140,500	—
Net cash provided by investing activities	118,131	—

Cash flows from financing activities:
Proceeds from private placement	533,501	234,000
Proceeds from bank loans	1,022,502	567,431
Repayment of bank loans	(427,751)	(402,254)
Payment from related companies	246,831	—
Advances to related companies	(79,320)	(136,135)
Net cash provided by financing activities	1,295,763	263,042

Effect of exchange rate changes on cash	(238,622)	41,056

Net increase/ (decrease) in cash	176,117	(92,871)
Cash at beginning of year	101,719	194,590
Cash at end of year	$277,836	$101,719
Supplemental information:
Cash paid for income tax	$621	$11,119
Cash paid for interests	46,723	35,361
Major non-cash transactions:
Right of use assets obtained in exchange for operating lease obligations	$28,390	$37,611
Equity investment consideration received from the disposal of a subsidiary	562,000	—

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

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As reflected in the accompanying consolidated financial statements, for the year ended March 31, 2023, the Company incurred a net loss of $2,230,988 and net liabilities of $329,945 as of March 31, 2023. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its major shareholders. Management believes the existing shareholders or external financing will provide the additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company can obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

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

Acquisition and Disposal of Dandong BF by BF Beijing

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

On September 30, 2022, BF Beijing sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Mr. Yu Chang is a director, general manager and a major shareholder, for a total consideration of RMB5 million. RMB1million was paid in cash and the balance of RMB4 million was exchanged for a 7% interest in Yanbian Bao Feng Biotechnology Co., Ltd. (“Yanbian BF”), of which Mr. Yu Chang is the legal representative and the ultimate majority beneficial shareholder. Yanbian BF was incorporated in the PRC on May 24, 2018 and is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds. As a result of the sale, Dandong BF is no longer owned by Bao Feng and is not a subsidiary of the Company.

Formation of BF internet

Beijing Baofeng Internet Bio-technology Limited (BF Internet) was incorporated under the laws of the PRC on May 23, 2022. It is owned 51% by BF Beijing and 49% by Mr. Yong Sheng, a shareholder of the Company. The principal activities of BF Internet are to sell and market Bao Feng’s nervonic acid-based health supplements over the internet.

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

On November 15, 2021, the Company sold 130,000 ordinary shares to independent shareholders at a purchase price of $2.00 per share with one warrant for every ten ordinary shares sold (“Warrant”), pursuant to a private securities offering. Each warrant was entitled to subscribe for one ordinary share at a price of $4.00 per share for one-year period ended November 15, 2022. The warrants were all lapsed.

On April 29, 2022, the Company sold 100,000 ordinary shares to Mr. Yong Sheng who owns 49% interest in BF Internet at a purchase price of $4.00 per share, and in June 2022, the Company sold 20,000 ordinary shares to two shareholders of the Company, at a purchase price of $4.00 per share and 12,500 ordinary shares to independent shareholders, at a purchase price of $5.00 per share, pursuant to a private securities offering.

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

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of operations and comprehensive losses from the date the Company gains control until the date when the Company ceases to control the subsidiary.

For the Company’s non-wholly owned subsidiary, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of March 31 2023	Effective ownership as of March 31, 2022
ZY Holdings	Cayman Islands	July 5, 2016	Investment holding	100%	100%
China Bio	Republic of Seychelles	June 27, 2016	Investment holding	100%	100%
ZY HK	Hong Kong	June 13, 2016	Investment holding	100%	100%
ZY Shenzhen	PRC	June 10, 2014	Investment holding	100%	100%
BF Beijing	PRC	August 30, 2012	Nervonic acid research, development of nervonic acid based herbal and chemical drugs and the sales of health supplements continuing nervonic acid	100%	100%
BF Internet	PRC	May 23, 2022	Sale and marketing of BF Beijing’s nervonic acid-based health supplements over the “TikTok” platform	51%	0%

Change in the Company’s interest in a subsidiary

When the Company loses control of a subsidiary, the assets and liabilities of that subsidiary are deconsolidated. The loss of control of a subsidiary that is a business, other than in a nonreciprocal transfer to owners, results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained noncontrolling investment. The gain or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained noncontrolling interest and (ii) the carrying amount of the assets (including goodwill), and liabilities of the subsidiary attributable to the owner of the Company. The fair value of any retained noncontrolling investment at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under ASC 810-10-40-3A.

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

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected. As such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on our financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity for the year ended March 31, 2023.

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

	2023	2022
Balance sheet items, except for equity accounts	RMB1=$0.1456 HK$1=$0.1274	RMB1=$0.1577 HK$1=$0.1277
Items in statements of income and cash flows	RMB1=$0.1460 HK$1=$0.1280	RMB1=$0.1558 HK$1=$0.1284

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepayments, deposits and other current assets, accounts payable, customer deposits, salaries and benefits payables, and taxes payable approximates their recorded values due to their short-term maturities. The fair value of the long-term prepayments, deposits and other assets approximate their carrying amounts because the deposits were paid in cash.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in the PRC. As of March 31, 2023 and 2022, cash balances were $277,836 and $101,719, respectively. The Company maintains bank accounts in the PRC, which is not freely convertible into foreign currencies. In addition, cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs. While management believes that these banks are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

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

Equity investment of less than 20% interest

 The Company adopted Accounting Standards Codification (“ASC”) 321 “Investments – Equity Securities” and accounts for an equity investment of less than 20% interest without a readily determinable fair value that does not qualify for the practical expedient to estimate fair value in accordance with ASC 820 “Fair Value” at its cost minus impairment, if any.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and the related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is charged to the consolidated statements of operations and comprehensive loss.

Impairment for long-lived assets

Long-lived assets, including office equipment, furniture and fixtures, computer equipment and right of use asset are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Company would recognize an impairment loss based on the excess of the carrying value over the assessed discounted cash flow amount. For the years ended March 31, 2023 and 2022, the Company recognized nil impairment for the long-lived assets.

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

F - 15

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. When the Company is primarily obligated in a transaction, is generally subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. When the Company is not primarily obligated in a transaction, does not generally bear the inventory risk, and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

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

The Company is subject to value added tax at 13% on the revenues earned from the sales of health care supplements in the PRC. The Company presents its revenue net of value added tax, sales discount and returns. There were insignificant product returns for the two years ended March 31, 2023 and hence no provision has been made for sales returns as of March 31, 2023 and 2022, respectively.

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

Government grant

Government grant mainly represents amounts received from central and local governments in connection with the Company’s expenditure in research to technology development. Such amounts are recognized in the consolidated statements of operations and comprehensive loss upon receipt and when all conditions attached to the grant are fulfilled.

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

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of March 31, 2023 and 2022, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing.

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

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Company make contributions to the government for these benefits based on a certain percentage of the employee’s salaries with a cap as defined under the Chinese labour regulations. The Company has no legal obligation for the benefits beyond the contributions. The total employee benefits expensed as incurred were $99,387 and $78,685 for the years ended March 31, 2023 and 2022, respectively.

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

The following table presents a reconciliation of basic and diluted loss per share for the years ended March 31, 2023 and 2022:

	2023	2022
Net loss from continuing and discontinued operations	$2,285,857	$1,125,565
Net loss from continuing and discontinued operations per share
- basic and diluted (cents)	12.94	6.51

Net loss from continuing operations	$1,750,377	$682,663
Net loss from continuing operations per share
- basic and diluted (cents)	9.91	3.95

Weighted average number of ordinary shares outstanding
- basic and diluted	17,666,043	17,283,258

For the year ended March 31, 2023, no diluted loss per share has been presented as there were no potential ordinary shares outstanding.

For the year ended March 31, 2022, 13,000 ordinary shares exercisable under warrants were excluded from the EPS calculation, as their effects were anti-dilutive.

Significant risk and uncertainties

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2023 and 2022, the aggregate amount of cash of $277,836 and $101,719, respectively, were mainly held at major financial institutions in the PRC, where there is currently no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

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

Sales revenue from three major customers was $605,086 and $652,478, or approximately 36.4% and 28.0% of the Company’s total revenues for the years ended March 31, 2023 and 2022, respectively. There was only one customer accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2023 whereas there were two customers each accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2022. The Company’s accounts receivable from three major customers were $322,426 and $122,402 as of March 31, 2023 and 2022, respectively.

(d)	Significant suppliers

Purchases from two major vendors was $134,457 and $108,512, or approximately 68.2% and 73.6% of total purchases by the Company for the years ended March 31, 2023 and 2022, respectively. The Company’s accounts payable due to these vendors was $nil as of March 31, 2023 and 2022, respectively.

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

Recently issued accounting pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to accounts receivable and other financial instruments. This standard is effective for the Company beginning December 15, 2022. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company believes that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the two-step Goodwill impairment test, under which a goodwill impairment loss was measured by comparing the implied fair value of a reporting unit’s Goodwill with the carrying amount of that Goodwill. ASU 2017-04 requires only a one-step quantitative impairment test, whereby a Goodwill impairment loss is measured as the excess of a reporting unit’s carrying amount over its fair value (not to exceed the total Goodwill allocated to that reporting unit). Adoption of this ASU is on a modified retrospective basis. This standard is effective for the Company’s interim and annual reporting periods beginning after December 15, 2022. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In December 2019, (the FASB issued Accounting Standards Update (“ASU”) 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2023. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies an issuer’s accounting for certain convertible instruments and the application of derivatives scope exception for contracts in an entity’s own equity. This guidance also addresses how convertible instruments are accounted for in the diluted earnings per share calculation and required enhanced disclosures about the terms of convertible instruments and contracts in an entity’s own equity. The new guidance is required to be applied either retrospectively to financial instruments outstanding as of the beginning of the first comparable reporting period for each prior reporting period presented or retrospectively with the cumulative effect of the change to be recognized as an adjustment to the opening balance of retained earnings at the date of adoption. This guidance is effective for the Company for the year ending March 31, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

Note 3 — Segment Information

The Company discontinued the operation of Acer truncatum seedlings during the year ended March 31, 2023. As a result, there were two reportable segments: sales of health care supplements and technical supporting services for the year ended March 31, 2023 whereas there were three reportable segments: sales of health care supplements; technical supporting services and sales of Acer truncatum seedlings for the year ended March 31, 2022. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the businesses.

Key financial performance measures of the segments for continuing operations are as follows:

For the year ended March 31, 2023

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of health care supplements	$1,489,053	$144,683	$1,344,370
Technical supporting services	173,547	—	173,547
Total	$1,662,600	$144,683	$1,517,917

For the year ended March 31, 2022

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of health care supplements	$1,799,074	$158,563	$1,640,511
Technical supporting services	529,452	261,710	267,742
Total	$2,328,526	$420,273	$1,908,253

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of March 31,
	2023	2022

Accounts receivable	$353,703	$194,138
Less: Allowance for doubtful accounts	—	—
Total accounts receivable, net	$353,703	$194,138

Note 5 — Inventories

Inventories consisted of the following:

	As of March 31,
	2023	2022

Raw materials	$18,409	$16,971
Finished goods	113,065	40,312
Inventory net	$131,474	$57,283

Slow moving inventories amounting to $nil and $240,312 were written off for the years ended March 31, 2023 and 2022, respectively.

Note 6 — Amounts due from related companies

Amounts due from related companies were unsecured, non-interest bearing and repayable on demand and consisted of the following:

	As of March 31,
Amounts due from:	2023	2022

Dunhua Acer Truncatum Seedling Planting Co. Ltd.	$-	$169,212
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	156,826	77,506
Ai Rui Tai Ke Fertilizer Co. Ltd.	-	53,791
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	-	23,828
	$156,826	$324,337

Mr. Yu Chang, the Company’s major shareholder and father of Ms. Ting-ting Chang, CEO and director of the Company, has significant influence on these companies as mentioned above and/or is one of the directors of these companies. Therefore, the Company considers these companies are related companies.

Note 7 — Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2023	2022
Prepayments	$57,159	$137,128
Advance to suppliers	—	34,030
Rental and other deposits	27,873	21,061
Deferred offering cost	163,461	—
Other current assets	31,931	4,215
Total	$280,424	$196,434

Note 8 — Equity Investment

As of March 31, 2023, the Company held 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd., a company established on May 24, 2018 in the PR, which is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds.

Equity investment, at cost	$562,000

Note 9 — Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of March 31,
	2023	2022

Computer equipment	$5,791	$5,352
Office equipment, fixtures and furniture	16,578	37,119
Subtotal	22,369	42,471
Less: Accumulated depreciation	(17,597)	(35,464)
Total	$4,772	$7,007

Depreciation expense for the years ended March 31, 2023 and 2022 amounted to $4,596 and $4,694, respectively. There was a loss on disposal of computer and office equipment, fixtures, and furniture for the year ended March 31, 2023 whereas there was no such disposal for the year ended March 31, 2022. No impairment of property, plant and equipment was recognized for the years ended March 31, 2023 and 2022.

Note 10 — Accrued liabilities and other current payables

Accrued liabilities and other current payables consisted of the following:

	As of March 31,
	2023	2022

Advances from customers	$110,244	$4,248
Accrued liabilities	448,093	161,709
Other current payables	18,184	21,141
Accrued expenses and other payables	$576,521	$187,098

Note 11 — Bank loans

Bank loans consisted of the following:

	As of March 31,
	2023	2022

Unsecured loan from China Construction Bank wholly repayable within 1 year	$218,400	$257,997
Unsecured loan from Bank of Beijing wholly repayable within 1 year	363,773	204,032
Unsecured loan from Bank of Beijing wholly repayable within 1 year	146,328	—
Unsecured loan from China Citic Bank wholly repayable within 1 year	291,200	—
Secured loan from China Construction Bank wholly repayable within 1 year	338,520	—
Total bank loans wholly repayable within 1 year	1,358,221	462,029

Secured loan from China Construction Bank wholly repayable more than 1 year	—	366,653
Total bank loans	$1,358,221	$828,682

 As of March 31, 2023, the outstanding loan from China Construction Bank of $218,400 (or RMB1,500,000) with annual interest rate of 0.5% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from May 13, 2022 to May 13 2023.

As of March 31, 2023, the outstanding loan from Bank of Beijing of $363,773 (or RMB2,498,439) with annual interest rate of 1.65% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from June 1, 2022 to June 1, 2023.

As of March 31, 2023, the outstanding loan from Bank of Beijing of $146,328 (or RMB1,005,000) with annual interest rate of 2% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from June 1, 2022 to June 1, 2023.

As of March 31, 2023, the outstanding loan from China Citic Bank of $291,200 (or RMB2,000,000) with annual interest rate of 0.35% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from September 29, 2022 to September 29, 2023.

As of March 31, 2023, the outstanding loan from China Construction Bank of $338,520 (or RMB2,325,000) with annual interest rate of 4.4% was secured by pledging the property of the Company’s CEO and director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months. This facility of credit limit of RMB2,325,000 was obtained on May 8, 2020 and will be expired on May 7, 2023, with floating interest rate charged at 0.7% over the PRC 1-year loan prime rate.

As of March 31, 2022, the outstanding loan from China Construction Bank of $257,997 (or RMB 1,636,000) with annual interest rate of 3.8525% was unsecured and denominated in RMB for a term of 12 months. This facility of credit limit of RMB 1,636,000 was obtained on May 14, 2021 and will be expired on May 14, 2022, with floating interest rate charged at 0.25% over the PRC 1-year loan prime rate.

As of March 31, 2022, the outstanding loan from Bank of Beijing of $204,032 (or RMB 1,293,798) with annual interest rate of 4.8% was unsecured and denominated in RMB for a term of 5 months. This facility of credit limit of RMB 1,293,798 was obtained on May 25, 2021 and will be expired on May 24, 2022, with floating interest rate charged at 2% over the PRC 1-year loan prime rate.

As of March 31, 2022, the outstanding loan from China Construction Bank of $366,653 (or RMB2,325,000) with annual interest rate of 4.4% was secured by pledging the property of the Company’s CEO and director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months. This facility of credit limit of RMB2,325,000 was obtained on May 8, 2020 and will be expired on May 7, 2023, with floating interest rate charged at 0.7% over the PRC 1-year loan prime rate.

Interest expenses for the years ended March 31, 2023 and 2022 were $46,723 and $35,361, respectively.

Note 12 — Stock-based compensation expense

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

The fair value of 600,000 (post-Reverse Stock Split) Options was calculated using Black Scholes model with the following assumptions:

Valuation date (the date of granting)	May 4, 2020	May 4, 2020
Number of shares	300,000	300,000
Vesting date	July 15, 2021	July 15, 2021
Maturity date	July 15, 2026	July 15, 2027
Fair value per share	$1.00	$1.00
Exercise price per share	$0.50	$0.50
Risk free rate	0.46%	0.46%
Dividend yield	0.00%	0.00%
Exercise multiple	2.80	2.80
Expected terms (years) from the date of granting	6.20	7.20
Expected volatility	48.73%	47.74%
Value per Option	$0.612	$0.632

The non-cash stock-based compensation expense of $54,506 and $318,137was included in general and administrative expenses for the year ended March 31, 2023 and 2022, respectively.

As of March 31, 2023, there were 300,000 Options outstanding, issued and vested, but not yet exercised.

Stock option activity under the Company’s stock-based compensation plan is shown below:

	Number of Shares (post-Reverse Stock Split)	Average Exercise Price per Share (post-Reverse Stock Split)	Weighted Average Remaining Contractual Term in Years

Outstanding as of April 1, 2021	600,000	$0.5	N/A
Exercisable as of April 1, 2021	—	—	—

Granted	—	N/A	N/A
Exercised	(300,000)	$0.5	N/A
Forfeited	—	N/A	N/A
Outstanding as of April 1, 2022	300,000	$0.5	5.4
Exercisable as of April 1, 2022	—	$—	—

Granted	—	N/A	N/A
Exercised	—	N/A	N/A
Forfeited	—	N/A	N/A
Outstanding as of March 31, 2023	300,000	$0.5	N/A
Exercisable as of March 31, 2023	300,000	$0.5	N/A

Note 13 — Disposal of a subsidiary

On September 30, 2022, the Company’s PRC subsidiary, BF Beijing, sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Mr. Yu Chang, father of Ms. Ting-ting Chang, CEO and director of the Company, is a director and has a controlling interest, in exchange for cash consideration of RMB1 million ($140,500) and a 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd. (“Yanbian BF”) that was valued at RMB4 million ($562,000). The consideration and net assets of Dandong BF at the date of disposal on September 30, 2022 were as follows:

Consideration	RMB	$
Fair value of the 7% equity interest in Yanbian BF	4,000,000	562,000
Cash	1,000,000	140,500
Total	5,000,000	702,500
Analysis of assets and liabilities disposed:
Computer and office equipment, fixtures and furniture		2,401
Right of use assets		21,770
Accounts receivable		102,284
Inventories, net		615,009
Prepaid expenses and other current assets		18,965
Cash at banks		1,264
Accrued expenses and other current liabilities		(42,150)
Lease liabilities – non-current		(4,817)
		714,726
Release of exchange reserve		78,264
Release of pre-acquisition accumulated losses		434,573
		1,227,563
Total sale consideration		702,500
Loss on disposal of a subsidiary		525,063

Note 14 — Taxes

(a)	Income tax

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

Hong Kong

ZY HK was incorporated in Hong Kong and is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by this company to its shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2023 and 2022, the first HK$2 million of profits earned by ZY HK will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

PRC

ZY Shenzhen is governed by the Enterprise Income Tax (“EIT”) laws of the PRC. Under the EIT laws of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a uniform 25% enterprise income tax rate. As ZY Shenzhen is an investment holding company, there was no revenue recorded in the books of ZY Shenzhen and as a result, there was no EIT for the years ended March 31, 2023 and 2022.

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

Because BF Beijing is qualified as a small-scale and low-profit enterprise as well as a high and new technology enterprise, BF Beijing is then subject to the following income tax rates:

Annual taxable income	Income tax rate

Not more than RMB1 million	2.5%
RMB1 million to RMB3 million	10.0%
Exceeding RMB3 million	15.0%

BF Internet is subject to the EIT rate of 25%.

The income tax provision consisted of the following components:

	Years ended March 31,
	2023	2022
Current tax (credit) expenses	$(8,840)	11,119
Deferred tax	—	—
Total income tax (credit) provision	$(8,840)	$11,119

The following table presents a reconciliation of the differences between the Company’s statutory income tax expense and the product of loss before tax multiplied by the PRC Enterprise Income tax Rate for the years ended March 31, 2023 and 2022.

	Years ended March 31
	2023	2022
	$	$
Loss before tax	2,294,697	1,114,446

Tax at the PRC enterprise income tax rate of 25%	(573,674)	(278,611)
Tax effect of preferential tax rate for small scale and low profit enterprise	331,460	(11,255)
Tax effect of tax loss not recognized	29,704	8,581
Tax effect of non-deductible expenses and non-taxable income, net	203,670	292,404
Effective income tax rate	(8,840)	11,119

As of March 31, 2023 and 2022, there were no deferred tax assets and liabilities recognized. As of March 31, 2023, the Group has unused tax losses of $216,868 (as of March 31, 2022: $98,053). No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

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

The Company does not have material income tax payable as of March 31, 2023 and 2022.

Note 15 — Discontinued Operation

During the year ended March 31, 2023, the Company’s wholly owned subsidiary, BF Beijing, disposed of its entire interest in Dandong BF. Dandong BF is principally engaged in the research, development and growing of Acer truncatum seedlings in Dandong City, Liaoning Province, in the northeastern region of the PRC.

Accordingly, the results relating to Dandong BF have been presented in the consolidated statements of operations and comprehensive income as “ loss from discontinued operations”. Dandong BF was not previously presented as discontinued operations for the year ended March 31, 2022, and thus the comparative statement of operations and comprehensive income has been re-presented to show the discontinued operation separately from continuing operations. Dandong BF was de-consolidated from the Company on September 30, 2022.

The results from the discontinued operation were as follows:

	For the period from April 1, 2022 to September 30, 2022 (date of disposal)	For the year ended March 31, 2022
Net sales	$—	$—
Cost of sales	510,298	426,695
Gross loss	510,298	426,695
Operating expenses	25,109	16,732
Other (income) expenses, net	73	(525)
Loss before income tax	535,480	442,902
Income tax expenses	—	—
Net loss for the period/year	$535,480	$442,902

Note 16 — Capital transactions

(a)	Private Placement

On November 17 , 2020, the Company sold 50,000 ordinary shares (post-Reverse Stock Split) at a purchase price of $1.00 per Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On November 15, 2021, the Company sold 130,000 Shares, at a purchase price of $2.00 per Share with one warrant for ten ordinary shares sold (“Warrant”), pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. Each Warrant was entitled to subscribe for one share at a price of $4.00 per share for one-year period ending November 15, 2022. All warrants were lapsed.

 On April 29, 2022, the Company sold 100,000 ordinary shares, at a purchase price of $4.00 per share, to a shareholder of BF Internet , pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On June 15, 2022, the Company sold 20,000 ordinary shares to two shareholders of the Company and 12,500 ordinary shares to independent shareholders, at a purchase price of $4.00 and $5.00 per share, respectively, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

(b)	Cashless exercise of Options

On December 2, 2021, 300,000 Options were exercised on a cashless basis, the closing price of ordinary shares was $5.38 on December 1, 2022 and the exercise price was $0.50. As a result of such exercise, 272,118 ordinary shares of the Company were issued, being 300,000 shares multiple by closing price ($5.38) minus the exercise price ($0.50) divided by the closing price ($5.38).

Note 17 — Related party transactions

During the year ended March 31, 2022, the Company provided technical supporting services to Beijing Guo Bao Feng Bio-technology Co. Ltd. (“Beijing Guo Bao Feng”) and Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd., of which Mr. Yu Chang, the Company’s major shareholder and father of Ms. Ting-ting Chang, CEO and director of the Company, had interests and/or was a director, and generated service income of $44,094 and $38,215, respectively. Subsequent to March 31, 2022, Mr. Yu Chang sold all of his interest in Beijing Guo Bao Feng and as a result, Beijing Guo Bao Feng is no longer the Company’s related party.

On September 30, 2022, Bao Feng sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our Chief Executive Officer and director, is a director, general manager and a major shareholder, for a total consideration of RMB5 million. RMB1million was paid in cash and the balance of RMB4 million was exchanged for a 7% interest in Yanbian Bao Feng Biotechnology Co., Ltd. (“Yanbian BF”), of which Yu Chang is the legal representative and the ultimate majority beneficial shareholder. Yanbian BF was incorporated in the PRC on May 24, 2018 and is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds. As a result of the sale, Dandong BF is no longer owned by Bao Feng and is not a subsidiary of the Company.

During the years ended March 31, 2022 and 2023, the following related companies provided the research and development services to the Company:

			Recognized as R&D expenses
Name	Description of R&D project	Contract sum	For the year ended March 31, 2022	For the year ended March 31, 2023
		$	$	$
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	Seedling analysis	109,060	65,436	43,624
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	155,800	116,850	38,950
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	67,306	67,306	—
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	94,337	75,470	18,867
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	124,640	93,480	31,160
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	Metabolomics testing and analysis	272,650	190,855	81,795

Total		823,793	609,397	214,396

Note 18 — Statutory reserves

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

Note 19 — Contingencies and commitment

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

As of March 31, 2023, the Company leases offices space and warehouse for its inventories under certain non-cancelable operating leases, with terms ranging between one and five years. The Company considers that those renewal or termination options are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets:

	As of March 31
	2023	2022
Rights of use lease assets	$513,409	$723,604

Lease liabilities, current	$80,060	$132,114
Lease liabilities, non-current	595,587	703,972
Total operating lease liabilities	675,647	$836,086

As of March 31, 2023, the weighted average remaining lease terms and discount rates for all of operating leases were as follows:

Weighted average remaining lease term (years)	6.10	7.45
Weighted average discount rate	4.90%	4.90%

The following is a schedule, by years, of maturities of lease liabilities as of March 31, 2023:

2023	$110,726
2024	104,174
2025	142,057
2026	142,057
2027 and thereafter	284,114
Total undiscounted cash flows	783,128
Less: imputed interest	(107,481)
Present value of lease liabilities	$675,647

Operating lease expenses for the years ended March 31, 2023 and 2022 were $155,099 and $178,681, respectively.

Note 20 — Subsequent events

On May 7, 2023, the Company obtained a 3-year term loan of RMB2,325,000 from China Construction Bank with annual interest rate of 3.8% which was secured by pledging the property of the Company’s CEO and director, Ms. Ting Ting Chang.

On May 10, 2023, the Company obtained a new facility of credit limit of RMB 1,400,000 from China Construction Bank for a term of 12 months, with annual interest rate of 3.85%.

On May 22, 2023, the Company obtained a new facility of credit limit of RMB 3,600,000 from China Construction Bank for a term of 12 months, with annual interest rate of 3.85%.

On June 8, 2023, the Company renewed a tenancy agreement to lease an office space located at Room 1002, Building 1, East Shilibao Road, Chaoyang District, Beijing China for the three-year period from June 8, 2023 to June 7, 2026 at an annual rental of RMB553,176 for the first two years of the lease and RMB586,920 for the last year.

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

Note 21 — Comparative figures

For the comparative figures of the consolidated balance sheet, the assets and liabilities of the discontinued operation, Dandong BF, are presented separately in the prior period balance sheet as held for sale.

 For the comparative figures of the consolidated statement of operations and comprehensive loss, the sales, cost of sales, gross profit, operating expenses, and other income/expenses, net, of the discontinued operation, Dandong BF, for the prior year must be presented separately from the continuing operations and grouped as net profit (loss) from the discontinued operation. . Saved as disclosed above, all other comparative figures of the consolidated balance sheet and consolidated statement of operations and comprehensive loss remains unchanged.

