Form 20-F
period 2024-03-31
Zhong Yuan Bio-Technology Holdings Ltd
filed 2024-11-07
CIK 1672886

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong 00000

(Address of principal executive offices)

CHANG TingTing

Telephone: + 852 2919-8916

Email: tinachang@zybioholdings.com

Suite 901, Tesbury Centre

28 Queen’s Road East

Wanchai, Hong Kong 00000

(Name, telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Ordinary Shares, $0.001 par value

Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, $0.001 par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

17,709,718 Ordinary Shares, $0.001 par value, at March 31, 2024

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

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated filer ☒

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

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

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section titled “Risk Factors” under Part I. - Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars.

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” “the Group” and the “Company” refer to Zhong Yuan Bio-Technology Holdings Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. “Operating Subsidiaries” refers to Bao Feng Bio-Technology (Beijing) Limited, our wholly-owned subsidiary, and Beijing Baofeng Internet Bio-technology Limited, our 51% owned subsidiary (each, individually, an “Operating Subsidiary.”

References to “dollars,” “U.S. Dollars” or “US$” are to United States dollars, “RMB” are to Chinese Renminbi and “HKD” or “HK$” means Hong Kong dollars.

INTRODUCTION

Zhong Yuan Bio-Technology Holdings Limited (the “Company” or “we”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Since inception and through our operating subsidiaries in the People’s Republic of China (the “PRC” or “China”), our goal is to provide a complete solution for neurological disorders, from screening to intervention. We are dedicated to the development of early detection kits for brain diseases, plant-derived nervonic acid dietary supplements (referred to as new food raw materials products in China) and new drugs for neurological diseases. Over the past decade, we have focused on research related to neurological diseases and discovered that nervonic acid can be used as a core molecular marker laying the foundation for the development of the detection kits and drugs. More recently, we have made breakthroughs in the research and development of new drugs to treat cognitive impairment, brain atrophy and other encephalopathies caused by brain white matter damage.

Our equity structure is a direct holding structure. The overseas entity that is trading on the Expert Market of OTC Markets in the United States is Zhong Yuan Bio-Technology Holdings Limited, a Cayman Islands company. The Company has four wholly-owned subsidiaries and one majority-owned subsidiary as follows:

(i)	The Company directly owns and controls China Bio-Technology Holdings Limited, a Seychelles company (“China Bio”), which is a holding company and not conducting any business operations;

(ii)	China Bio directly owns and controls Zhong Yuan Bio-Technology (Hong Kong) Limited, a Hong Kong company (“Zhong Yuan-HK”), which is a holding company and not conducting any business operations;

(iii)	Zhong Yuan-HK directly owns and controls Zhong Yuan Bio-Technology (Shenzhen) Limited (“Zhong Yuan-SZ”), a China company and a wholly foreign-owned entity (“WFOE”), which is a holding company and not conducting any business operations;

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

Any investment in our Ordinary Shares is in shares of the Company, a Cayman Islands holding company, and not shares of the Operating Subsidiaries. Our shareholders will never directly hold equity interests in the Operating Subsidiaries.

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

Our operations are conducted exclusively in China; therefore, we are subject to legal and operational risks associated with such operations, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States and Chinese or United States regulations, which risks could result in a material change in our operations and/or cause our Ordinary Shares to significantly decline in value or to become worthless and could affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. New laws could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and cause such securities to significantly decline in value or to be worthless.

Cybersecurity Review Measures

Through the Measures for Cybersecurity Review (2021 Version) (the “Measures”) and the Revised Measures on Cyberspace Security, issued on January 4, 2022 and effective February 15, 2022, (the “Revised Measures”), the PRC, through the Cyberspace Administration of China (the “CAC”), has adopted rules that require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that significantly tightens oversight over China-based Internet giants. Pursuant to Article 7 of the Revised Measures, companies holding data on more than 1 million users must apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The Measures require that operators of critical information infrastructure (“CII”) intending to procure network products and services that may affect national security undergo cybersecurity review. This has impacted and could potentially impact a broad range of data-rich tech companies. The Revised Measures expand the scope of reviewed business entities to now include network platform (“NP”) operators intending to engage in certain activities, such as applying to list abroad. The Revised Measures establish a Cybersecurity Review Office (the “CRO”), an administrative body within the CAC, to formulate the regulations for cybersecurity review and to lead the cybersecurity review process. Applicable CII operators and NP operators are required to submit an application to the CRO, and the CRO will assess whether a cybersecurity review is required.

If an entity is a CII operator or an NP operator, it is required to apply for cybersecurity review if any of the following three conditions is met: (i) the CII operator proposes to procure network products and services that affect or may affect national security; (ii) the NP operator proposes to carry out data processing activities that affect or may affect national security; or (iii) the NP operator controls personal information of more than 1,000,000 users and proposes to apply for overseas listing. The term “overseas listings” is often interpreted as listings outside of China, such as in the U.S.; “network products and services” include core network equipment, high capability computers and servers, high capacity data storage, large databases and applications, network security equipment and cloud computing services; and “data processing” means the collection, storage, use, processing, transmission, provision and disclosure of data.

Our operations in China involve the development of early detection kits for brain diseases, plant-derived nervonic acid dietary supplements (referred to as new food raw materials products in China) and new drugs for neurological diseases. Over the past decade, we have focused on research related to neurological diseases and discovered that nervonic acid can be used as a core molecular marker laying the foundation for the development of the detection kits and drugs. Our businesses may involve the collection of user data, implicate cybersecurity or involve another type of restricted industry.

Based on the advice of PRC counsel, Shanghai Skytoland Law Firm, and our understanding of currently applicable PRC laws and regulations, the Company and its PRC subsidiaries are not currently required to submit an application to the CRO and are not subject to cybersecurity review.

Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. On February 17, 2023, the CSRC also issued the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Notice”). Pursuant to the Trial Measures and the CSRC Notice, among other things, (i) a domestic company that seeks to offer or list securities overseas, both directly and indirectly, must complete certain filing procedures with the CSRC within three working days following its submission of an initial public offering or listing application; and (ii) domestic companies which have already, directly or indirectly, offered and listed securities in overseas markets prior to the effectiveness of the Trial Measures are required to fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market. If the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (ii) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On May 7, 2024, the CSRC issued the Guidelines of Regulatory Rules Application -- Overseas Offering and Listing No. 7 (“Guideline No. 7), which clarified that domestic companies that submitted an application to transfer from an overseas over-the-counter market to list on an overseas exchange prior to the effective date of the Trial Measures (March 31, 2023), but that have not yet received approval from the overseas regulator or stock exchange, must file with the CSRC before their offering and listing procedures are completed. Our Ordinary Shares are currently quoted on the Expert Market of OTC Markets and we filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for a public offering of our Ordinary Shares and filed an application for listing our Ordinary Shares on the Nasdaq Stock Market (“Nasdaq”) prior to the effective date of the Trial Measures, but had not received approval from the SEC or from Nasdaq as of that date. Accordingly, we are required to file with the CSRC before our proposed public offering and listing on the Nasdaq Stock Market (“Nasdaq”) are completed. It is unpredictable whether such permission can be obtained by us or, if permission is obtained, whether it could be later denied or rescinded.

We filed with the CSRC pursuant to the Trial Measures on June 4, 2024 and, as of the date of this Annual Report, have neither received nor been denied permission to conduct our proposed public offering and to list our Ordinary Shares on a U.S. stock exchange. Therefore, such permission may be denied. In addition, even if such permission is obtained, it could be rescinded at any time by the PRC government and, if such permission were to be rescinded, we would have a duty to disclose that fact. Although we are required to obtain permission from the CSRC to offer and list our securities overseas, based on the advice of our PRC counsel, Shanghai Skytoland Law Firm, and our understanding of currently applicable PRC laws and regulations, the Company and its PRC subsidiaries: (i) are not subject to the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve their operations; and (ii) have not been denied any permissions by any PRC authorities. In addition, Zhong Yuan-HK, our Hong Kong subsidiary that owns 100% of the outstanding shares of Zhong Yuan-Shenzhen, is afforded the legal protections of national treatment under the Foreign Investment Law of the People’s Republic of China.

If we have erroneously concluded that any permission requirements do not apply to us, or if applicable laws, regulations or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with such permission requirements or if any new or existing permission requirements are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely denied, and our securities may significantly decline in value or become worthless.

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

Our financial statements for the fiscal years ended March 31, 2023 and 2024 included in this Annual Report were audited by TAAD, LLC (“TAAD”), a PCAOB registered firm located at 20955 Pathfinder Road, Suite 370, Diamond Bar, California 91765 whereas our financial statements for the fiscal year ended March 31, 2022 were audited by Centurion ZD CPA & Co., our former auditor. As TAAD is not located in China or Hong Kong, we believe that the PCAOB’s inspectors and investigators will have consistent access to the audit work performed by TAAD for us. Therefore, we do not expect to be affected by the HFCAA or the AHFCAA at this time. However, if we were to engage a public accounting firm that is headquartered in Hong Kong or mainland China in the future and if the PCAOB were to issue a new determination, those events may affect our ability to maintain the listing of our securities on a U.S. national securities exchange, including Nasdaq, and the trading of them in the over-the-counter trading market.

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

Cash Flows

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1. Our equity structure is a direct holding structure, that is, the overseas entity that is trading on the OTC Market in the United States is Zhong Yuan Bio-Technology Holdings Limited, a Cayman Islands company (the “Company”). The Company wholly owns China Bio-Technology Holdings Limited (“China Bio”), a Seychelles company. China Bio wholly owns Zhong Yuan Bio-Technology (Hong Kong) Limited (“Zhong Yuan HK”), a Hong Kong company. Zhong Yuan HK wholly owns Zhong Yuan Bio-Technology (Shenzhen) Limited (“Zhong Yuan SZ”), a China company and a wholly foreign owned entity (“WFOE”). Our WFOE conducts its operations through Bao-Feng Bio-Technology (Beijing) Limited (“Bao-Feng”), a China company and, currently, our primary operating subsidiary. Bao Feng owns 51% of the outstanding shares of Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”), a PRC company the remaining 49% of which is owned by a shareholder of the Company. See Part I. Item 4. “Information on the Company -- Our Business -- History and Development of the Company” and “Our Business -- Corporate Structure” for additional details.

2. Within our direct holding structure and based on our compliance with current foreign exchange regulations, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After investors’ funds enter into the Company, the funds can be directly transferred to Zhong Yuan HK. Zhong Yuan HK can then directly transfer funds to Zhong Yuan SZ, and those funds can then be transferred to Bao-Feng. However, as these foreign exchange regulations, including their interpretation and implementation, have been evolving, it is unclear how these regulations, and any future regulations concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as cross-border transfer of funds, remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our financial condition and results of operations.

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

3. As of the date of this Annual Report, neither the Company nor any of its subsidiaries has ever paid dividends or made distributions to U.S. investors. Since consummation of the 2019 share exchange through which China Bio became the Company’s wholly owned subsidiary, the Company has not transferred any funds to its subsidiaries to fund their business operations, nor has it received any transfer of funds from its subsidiaries. In the future, any cash proceeds raised from financing activities may be transferred by us to our subsidiaries via capital contribution or shareholder loans, as the case may be.

4. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. See Part I. Item 4. “Information on the Company -- Regulations in China Applicable to Our Business -- Regulations On Dividend Distribution” for more information.

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

In light of the various requirements imposed by PRC regulations, for example, SAFE Circular 19 and SAFE Circular 16, on loans to, and direct investment in, a PRC subsidiary by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to a PRC subsidiary or with respect to future capital contributions by us to a PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to conduct our business and to capitalize or otherwise fund PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See Part I. Item 3. “Key Information - Part D. Risk Factors - Risks Related to the People’s Republic of China”.

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

We have been advised by Harney Westwood & Riegels that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

PRC

Shanghai Skytoland Law Firm, our counsel as to PRC law, has confirmed that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Shanghai Skytoland Law Firm has further confirmed that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this Annual Report. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case, that there must be a specific defendant, a concrete claim, a factual basis and a cause for the case, and that the action must fall within the range of civil actions accepted by the people’s courts and within the jurisdiction of the people’s court with which it is filed. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any qualified person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the Ordinary Shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

The Company has incurred either small net profit or net losses in the past and may incur losses again in the future.

The Company has experienced negative cash flow and small profit or losses from operations. During the fiscal year ended March 31, 2024, the Company only had a small profit of $271,869 whereas for the fiscal years ended March 31, 2023 and 2022, the Company experienced net losses from operations in the amount of $2,204,126 and $1,125,565, respectively. There can be no assurance that the Company will not continue to experience negative cash flow and losses from operations, which could result in a loss of your entire investment in the Ordinary Shares.

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

We need to raise additional funds to fully fund our existing operations and for development and expansion of our Operating Subsidiaries’ businesses. Although we have filed a registration statement with the SEC for a public offering of our Ordinary Shares that would provide us with additional capital, there can be no assurance that the registration statement will be declared effective or, if it is declared effective, that the public offering will close. Furthermore, even if our proposed public offering closes, we may need additional financing in the future.

We have no other current arrangements with respect to sources of additional financing, and future needs for additional financing may not be available on commercially reasonable terms, on a timely basis or at all. The inability to obtain future additional financing when needed would have a negative effect on us, including possibly requiring us to curtail our operations. If any future financing involves the sale of equity securities, the Ordinary Shares held by our shareholders could be diluted substantially. If we borrow money or issue debt securities, the Company will be subject to the risks associated with indebtedness, including the risk that interest rates may fluctuate and the possibility that it may not be able to pay principal and interest on the indebtedness when due. Insufficient funds would prevent us from implementing our business plan and would require us to delay, scale back or eliminate certain of our operations.

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

We currently have issued and outstanding 17,709,718 Ordinary Shares. Of these Shares, 2,236,192 were previously registered under a registration statement declared effective by the Securities and Exchange Commission on July 20, 2022. We recently filed a registration statement on Form F-1 (the “Registration Statement”) to register and sell publicly an additional 1,100,000 Ordinary Shares and to register 1,000,000 outstanding Shares for resale. The Registration Statement has not yet been declared effective by the Securities and Exchange Commission; however, subsequent to closing of the proposed public offering, all such Ordinary Shares will be available for sale in the public market. The remaining 14,473,526 Ordinary Shares also may be sold in the future if registered under the Securities Act or if the shareholder qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or another applicable exemption. The market price of our capital stock could drop significantly after the closing of our proposed public offering due to the influx of 2,100,000 additional shares available in the market or if the holders of the restricted Ordinary Shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise capital or make acquisitions through the issuance of additional Ordinary Shares or other equity securities.

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

Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and by the Companies Act (Revised) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in U.S. federal courts.

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

In China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. While the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation or implementation of the rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may result in difficulties faced by our shareholders in protecting their interests.

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

We have identified material weaknesses in our internal control over financial reporting in the Company and in its subsidiaries. As defined in Regulation 12b-2 under the Exchange Act, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Specifically, we determined that we have the following material weaknesses in our internal control over financial reporting: (i) we have limited controls over information processing; (ii) we have inadequate segregation of duties; and (iii) we do not have sufficient formal written policies and procedures for accounting and financial reporting with respect to the requirements and application of both generally accepted accounting principles in the United States of America, or GAAP, and SEC guidelines.

Although we have an audit committee comprised of three independent directors, two of whom management has determined qualify as financial experts under the applicable SEC rules and our financial statements and footnotes are now reviewed by our management and our audit committee, we still do not have a formal policy to review significant accounting transactions and the accounting treatment of such transactions.

Even if we develop effective internal controls over financial reporting, such controls may become inadequate due to changes in conditions or the degree of compliance with such policies or procedures may deteriorate, which could result in the discovery of additional material weaknesses and deficiencies. In any event, the process of determining whether our existing internal control over financial reporting is compliant with Section 404 of the Sarbanes-Oxley Act (“Section 404”) and is sufficiently effective requires the investment of substantial time and resources by our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this process and whether we will need to implement remedial actions in order to establish effective controls over financial reporting. The determination of whether our internal controls are sufficient and any remedial actions required could result in our incurring additional costs that we did not anticipate, including the hiring of additional outside consultants. We may also fail to timely complete our evaluation, testing and any remediation required to comply with Section 404.

We are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. However, for as long as we are an “emerging growth company” or for as long as we are not an accelerated filer under Rule 12b-2 under the Securities Exchange Act of 1934, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. While we could be exempt from the auditor attestation requirement for an indefinite amount of time even after we lose our status as an emerging growth company, an independent assessment of the effectiveness of our internal control over financial reporting, if obtained, could detect problems that our audit committee’s assessment might not. Such undetected material weaknesses in our internal control over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

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

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China, higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

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

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market;” (ii) prohibit Restrictive Market companies from directly listing on the Nasdaq Capital Market and only permit them to list on the Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

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

The financial statements for the fiscal years ended March 31, 2023 and 2024 included in this Annual Report were audited by TAAD, LLC (“TAAD”), a PCAOB registered firm located at 20955 Pathfinder Road, Suite 370, Diamond Bar, California 91765. The financial statements for the fiscal year ended March 31, 2022 included in this Annual Report were audited by Centurion ZD CPA & Co, a firm headquartered in Hong Kong. In approving the selection of TAAD as our independent registered public accounting firm, the Board of Directors considered all relevant factors, including the location of TAAD.

As our new auditor is located in the United States and we no longer have work papers located in Hong Kong, such work papers should be available for inspection by the PCAOB. However, if we were to engage an auditor located in Hong Kong in the future, our work papers would be located in Hong Kong. If authorities in Hong Kong were again to take a position that would prevent the PCAOB from continuing to inspect or investigate completely registered public accounting firms headquartered in Hong Kong, and if such lack of inspection were to extend for the requisite period of time under the HFCAA, the PCAOB may issue new determinations based on its inability to inspect or investigate completely registered public accounting firms headquartered in Hong because of a position taken by an authority in those jurisdictions. In such event, and if our auditor at that time is located in Hong Kong, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange. In general, investors would be deprived of the benefits of the PCAOB’s oversight of auditors through such inspections, and they may lose confidence in reported financial information and procedures and the quality of our financial statements. Also, we cannot assure you that U.S. regulatory authorities will not apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

The war in Ukraine could materially and adversely affect our business and results of operations.

The outbreak of war in Ukraine has affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, the European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described herein. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond our control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks of communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome, Middle East Respiratory Syndrome, Ebola or other contagious diseases may disrupt our operations and cause loss and damage to our production facilities, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Our revenue is susceptible to changes in the economic conditions and regulatory environment, social and/or political conditions and civil disturbance or disobedience. We cannot assure that there will be no political or social unrest in the near future or that there will not be other events that could lead to widespread protests or the disruption of the economic, political and social conditions in the PRC. If such events persist for a prolonged period of time or the economic, political and social conditions in the PRC are disrupted, our overall business and results of operations may be adversely affected.

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

We currently offer three lines of health supplement products. We intend to continue developing new products, as well as further enhancing our existing products. This process is subject to risks and uncertainties, such as unexpected technical, regulatory, operational, logistical or other problems that could delay the process temporarily or permanently. Moreover, we cannot assure you that any of these new products or enhancements of existing products will fulfill customer needs, match the quality or popularity of those developed by our competitors, achieve widespread market acceptance or generate incremental revenues.

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

Changing consumer demands and uncertainty surrounding new product launches expose us to increasing inventory risks. Demand for products can change rapidly and unexpectedly, affecting product availability and back-order time. We carry seven different products for which we must maintain sufficient inventory amounts. In the event that consumer demand for one or more of our products decreases, we may be unable to sell our inventory of those products. Our inventory holding costs will increase if we maintain excess inventory. Conversely, if we do not have sufficient inventory to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

We primarily depend on a few products for our revenue.

We currently rely on three lines of products for our revenue. We do not currently have any other products on which we could rely to support our operations if we were to experience any difficulty with the manufacture, marketing, sale or distribution of these product lines. If we were to become unable to sustain or increase the price or sales levels for these product lines, our business could be harmed.

If we expand our product offerings, or if we experience increased capital requirements for any reason, we may need to raise additional capital.

We primarily depend on our Neuro Enhancer product line for more than 65% of our revenue. We may decide to expand our product portfolio, which would entail increased research and development expenses. If cash generated from operations is insufficient to satisfy our requirements in this regard and if our proposed public offering fails to close or to provide sufficient net proceeds, we may need to raise additional capital. If we are unable to raise the additional required capital in a timely manner or on acceptable terms, we could be forced to reduce our growth plans. There can be no assurance that additional capital will be available to us or that it will be available on acceptable terms.

We depend on our largest customers for a significant portion of our sales revenue, and we cannot be certain that sales to these customers will continue.

During the fiscal years ended March 31, 2024, 2023 and 2022, three customers accounted for approximately 59.4%, 28.1% and 28.0% of Bao Feng’s sales, respectively. We do not enter into long-term contracts with our customers but manufacture based upon purchase orders and therefore cannot be certain that sales to these customers will continue. If sales to these customers do not continue, then our sales revenue will decline and our business will be negatively impacted. Unless we were able to replace them with other customers, the loss of any of our three largest customers would have a material negative impact on our sales revenue and our business. There can be no assurance that we would be able to compensate for the loss of any of these major customers.

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

If we fail to protect our intellectual property, then our ability to compete could be negatively affected, which would harm our financial condition and operating results.

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

We also face the risk that unauthorized parties may attempt to copy or otherwise obtain or use our copyrights, product formulations or other intellectual property. Most of our patents are registered in China. Implementation of intellectual property-related laws in China has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. Further, we may have limited legal recourse in the event that we encounter significant difficulties with intellectual property theft or infringement. As a result, we cannot assure you that we will be able to adequately protect our product formulations or other intellectual property.

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

The integrity and protection of data relating to our business, our employees and our distributors and other customers is critical to our business. We are subject to significant security and privacy regulations, as well as requirements imposed by the credit card industry. Maintaining compliance with these evolving regulations and requirements could be difficult and may increase our expenses. In addition, a penetrated or compromised data system or the intentional, inadvertent or negligent release or disclosure of data could result in theft, loss or fraudulent or unlawful use of data relating to our Company or our employees, our independent distributors or our other customers, which could harm our reputation, disrupt our operations or result in remedial and other costs, fines or lawsuits.

Our Board of Directors has adopted a cybersecurity policy, which is discussed in Item 16K of this Annual Report.

Difficulties in registering our products for sale in Mainland China could have a material adverse effect on our results of operations and financial condition.

Although Bao Feng has obtained all required approval documents for its current products, which are considered dietary supplements (referred to as new food raw materials products in China), if it expands into the medical market, it will need to apply for medical qualifications. This process may involve an extended period of time and significant man-hours and may delay us from offering new medical products for sale or prevent us from launching new product initiatives.

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

Our business has been and may continue to be adversely impacted by the COVID-19 epidemic. Both Bao Feng and BF Internet are located in China, as are all of their employees and Bao Feng’s suppliers, product manufacturers and distributors. Although Bao Feng’s online sales were not significantly affected by the epidemic, its total sales for the three months ended March 31, 2020 decreased by approximately 60.7% as compared to the three months ended March 31, 2019. Bao Feng’s production capacity had been significantly reduced due to the government lockdown, and orders were filled through existing inventory. In addition, Bao Feng’s planned business expansion had been delayed due to travel restrictions and other factors which prevented the Company from working towards expanding its distribution network.

Although Bao Feng resumed operations in September 2020, there is still uncertainty about the duration, severity and long-term impact of the COVID-19 pandemic, both in China and globally, and the extent of the long-term disruption to business and the economy remains unknown. A number of COVID variants have emerged since the original strain, the most recent of which exhibit increased contagion and antibody resistance, and, although the World Health Organization has officially declared the pandemic under control, a resurgence of the disease could negatively affect our production capacity or the collection of customer payments or result in disruption of our supply chain. The future impact of COVID-19 and its variants is still highly uncertain and cannot be predicted as of the date of this Annual Report. We are uncertain as to when any new outbreaks of COVID-19 may occur and how long it may take for them to be contained, and we cannot predict if the impact of any such outbreaks or associated containment measures will be short-lived or long-lasting. If future outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

As a business operating in China, we are subject to the laws and regulations of the PRC. The PRC government has the power to exercise significant oversight and discretion over the conduct of our Operating Subsidiaries’ businesses. The application, interpretation and enforcement of new and existing laws and regulations in the PRC are often uncertain and may require a certain period of time to continuously evolve. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities and inconsistently with our current policies and practices. Compliance with new laws, regulations and other government directives in the PRC may also be costly, and such compliance or any associated inquiries or investigations or any other government actions may: (i) delay or impede our development; (ii) result in negative publicity or increase our operating costs; (iii) require significant time and attention of management; and (iv) subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations.

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

Based on the advice of PRC counsel, Shanghai Skytoland Law Firm, and our understanding of currently applicable PRC laws and regulations. the Company and its PRC subsidiaries: (i) are not currently required to obtain permissions from any PRC authorities to operate; (ii) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”). The Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve their operations; and (iii) have not been denied any permissions by any PRC authorities. In addition, Zhong Yuan-HK, our Hong Kong subsidiary that owns 100% of the outstanding shares of Zhong Yuan-Shenzhen, is afforded the legal protections of national treatment under the Foreign Investment Law of the People’s Republic of China.

If we have erroneously concluded that any permission requirements do not apply to us, or if applicable laws, regulations or interpretations change, and it is determined in the future that the permission requirements become applicable to us, we may be subject to review, may face challenges in addressing these requirements and may incur substantial costs in complying with these requirements, which could result in material adverse changes in our business operations and financial position. In addition, if we are not able to fully comply with such permission requirements or if any new or existing permission requirements are determined to be applicable to us, our ability to offer or to continue to offer securities to investors may be significantly limited or completely hindered, and our securities may significantly decline in value or become worthless.

We may not obtain permission from the CSRC under the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies to conduct our proposed public offering and to list our Ordinary Shares on Nasdaq.

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

On May 7, 2024, the CSRC issued the Guidelines of Regulatory Rules Application -- Overseas Offering and Listing No. 7 (“Guideline No. 7”), which indicates that domestic companies that submitted an application to transfer from an overseas over-the-counter market to list on an overseas exchange prior to the effective date of the Trial Measures (March 31, 2023), but that have not yet received approval from the overseas regulator or stock exchange, shall file with the CSRC before their offering and listing procedures are completed. We filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for a public offering of our Ordinary Shares and filed an application for listing our Ordinary Shares on the Nasdaq Stock Market (“Nasdaq”) prior to the effective date of the Trial Measures, but had not received approval from the SEC or from Nasdaq as of that date. Accordingly, we are required to file with the CSRC before our proposed public offering and listing on Nasdaq are completed.

We filed with the CSRC pursuant to the Trial Measures on June 4, 2024 and, as of the date of this Annual Report, have neither received nor been denied permission to conduct our proposed public offering and to list our Ordinary Shares on a U.S. stock exchange. Therefore, such permission may be denied. We cannot predict whether such permission can be obtained by us or, if permission is obtained, whether it could later be denied or rescinded.

The Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued in 2009 (the “Provisions”). The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023. One of the major revisions in the revised Provisions is the expansion of their application to cover indirect overseas offerings and listings, as is consistent with the Trial Measures.

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

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction or any regulatory objection from the CSRC with respect to our proposed public offering. However, the Trial Measures and the revised Provisions may subject us to additional compliance requirements in the future, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

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

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Effective February 15, 2022, the PRC adopted rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that significantly tightens oversight over China based Internet giants. Pursuant to Article 7 of the Revised Measures on Cyberspace Security (2021 Version), companies holding data on more than 1 million users must now apply for cybersecurity approval when seeking listings in other nations due to the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.”

We are in the business of nervonic acid research, the development of nervonic acid based herbal and chemical drugs, developing and marketing nervonic acid-based dietary supplements (referred to as new food raw materials products in China), which does not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Based on the advice of PRC counsel, Shanghai Skytoland Law Firm, and our understanding of currently applicable PRC laws and regulations, our Ordinary Shares are not subject to the review or prior approval of the CAC or the CRSC as a result of Article 7 of the Measures on Cyberspace Security. Uncertainties still exist, however, due to the possibility that laws, regulations or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CRSC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to overseas investors and could cause such securities to significantly decline in value or to be worthless.

The market price for our Ordinary Shares could be adversely affected by increased tensions between the United States and China.

Recently, there have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the Standing Committee of the PRC National People's Congress issued the Law of the People's Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (HKSAR). This law defines the duties and government bodies of the HKSAR for safeguarding national security and four categories of offences-secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security-and their corresponding penalties. On July 14, 2020, then-U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong's autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like the Company. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

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

While China’s economy has experienced significant growth over the past decades, growth has been irregular, both geographically and among various sectors of the economy, and, other than for a large spike in 2021, the rate of growth has been slowing since 2012. Further, China’s economy grew by only 3.0% in 2022 compared with 8.4% growth seen in 2021 and 2.2% in 2020. (Source: https://data.worldbank.org/indicator/NY.GDP.MKTP.KD. ZG?end=2022&locations=CN&start=2020) Sluggish income growth, lingering uncertainty about the recovery in the labor market, and high household precautionary saving could hold back consumer spending. Although the property sector is showing signs of stabilization, excessive leverage among developers remains largely unaddressed, and persistent weakness in the real estate sector threatens China’s anticipated 5.6% annual economic growth target for 2023.

(Source:https://www.worldbank.org/en/news/press-release/2023/06/14/priority-reforms-key-for-sustaining-growth-and-achieving-china-s-long-term-goals-world-bank-report#:~:text=China%20Economic%20Update%20%

2D%20June%202023&text=China's%20GDP%20growth%20is%20projected,weak%20global%20growth%20impacting%20exports.)

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

The economy of China has been transitioning from a planned economy to a more market-oriented economy. In recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, decided legal cases have little precedence. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC Operating Subsidiaries are subject to PRC laws and regulations. However, these laws and regulations are continuously evolving and their interpretation and enforcement involve uncertainties. For instance, we may have to resort to administrative and court proceedings to enforce the legal protection to which we are entitled by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of law enforcement that we would receive in more developed legal systems. Furthermore, the PRC legal system is based partly on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to our business, including the promulgation of new laws. This may include changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

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

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s earlier pledge to allow a high degree of autonomy in Hong Kong. They considered, for example, that the proposals in Article 23 of the Basic Law in 2003 (which was withdrawn due to mass opposition) might have undermined autonomy. On June 10, 2014, Beijing released a new report asserting its authority over the territory. This ignited criticism from many people in Hong Kong who said that the Communist leadership was reneging on its pledges to abide by the “one country, two systems” policy that allows for a democratic, autonomous Hong Kong under Beijing’s rule. On October 26, 2022, President Xi Jinping said in a speech at the opening of the one-in-five-year Communist Party congress in Beijing that “China has achieved comprehensive control over Hong Kong turning it from chaos to governance.”

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

Our Ordinary Shares are currently quoted on the OTCQB and we have applied for our Ordinary Shares to be listed on Nasdaq concurrently with our proposed public offering. However, there can be no assurance that a regular public market for our Ordinary Shares will ever develop. If a regular trading market for our securities does not develop, you will likely not be able to sell your Ordinary Shares, and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our Ordinary Shares. With a limited trading market, there is a risk that the absence of potential buyers will prevent you from selling your Ordinary Shares.

Certain recent initial public offerings of companies with public floats comparable to ours have experienced extreme volatility that was seemingly unrelated to the underlying performance of the company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risks addressed below in “-It is likely that there will be significant volatility in the trading price of our Ordinary Shares,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines where such stock price volatility was seemingly unrelated to the company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact that the actions of a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, our shareholders and their prospective purchasers may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

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

Nasdaq may apply additional and more stringent criteria for our continued listing on the Nasdaq Capital Markets.

We have applied for the listing of our Ordinary Shares on the Nasdaq Capital Market. Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over initial and continued listings of securities on Nasdaq and Nasdaq may use such discretion to deny initial listings, apply additional or more stringent criteria for initial or continued listings of particular securities or suspend or delist particular securities based on any event, condition or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listings or to apply additional and more stringent criteria in instances including but not limited to (i) where a company engaged an auditor that has not been subject to an inspection by the PCAOB, an auditor that PCAOB cannot inspect or an auditor that has not demonstrated sufficient resources, geographic reach or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities and Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where a company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations or members of the board of directors or management. As a result of the aforementioned concerns, we may be subject to the additional and more stringent criteria both for our initial listing approval and our continued listing on the Nasdaq Capital Market. This could cause delay or even denial of the listing application for our Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

If our application to list our Ordinary Shares on the Nasdaq Capital Market is approved, we must maintain certain financial and share price levels in order to continue listing our Ordinary Shares on Nasdaq, and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will be listed on Nasdaq or, if listed, that they will continue to be listed on Nasdaq in the future. If Nasdaq delists our Ordinary Shares and we are unable to list our Shares on another national securities exchange, we will endeavor to have our Ordinary Shares quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

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

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our Shares, the market price for our Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares to decline.

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

As of the date of this Annual Report, our principal shareholders, consisting of Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited, which is wholly owned by Fung Ming Pang, our Chief Financial Officer and director, and Xianyang Chen, Bao Feng’s Chief Technical Officer, own approximately 79.8% of our Ordinary Shares. Our principal shareholders are in a position to elect the Board of Directors and to control our business and affairs, including significant corporate actions such as mergers and acquisitions, the sale or purchase of assets and the issuance and sale of our securities. We may also be prevented from entering into transactions that could be beneficial to our other shareholders. The interests of our principal shareholders may differ from the interests of our other shareholders.

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

The Share Exchange

On August 31, 2019, the Company closed on a share exchange (the “Share Exchange”) with Zhong Yuan Investment whereby the Company acquired all of the outstanding common stock of China Bio, which was wholly-owned by Zhong Yuan Investment, in exchange for the issuance by the Company of 161,500,000 Ordinary Shares to Zhong Yuan Investment. As a result of the Share Exchange, China Bio became the Company’s wholly owned subsidiary and Zhong Yuan Investment became the owner of approximately 95% of the Company’s then outstanding Shares.

Immediately prior to the Share Exchange, the Company was a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act) with nominal assets and no business operations. The acquisition of China Bio by the Company has been accounted for as a reverse merger because on a post-merger basis, the former shareholder of China Bio held a majority of the Company’s outstanding Ordinary Shares on a voting and fully diluted basis. As a result of the Share Exchange, the Company is engaged in the business of developing and marketing nervonic acid-based dietary supplements (referred to as new food raw materials products in China) through its indirect Operating Subsidiary, Bao Feng, and management of the Company believes that the Company is no longer a shell company. Also as a result of the Share Exchange, the Company changed its fiscal year end from December 31 to March 31.

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

On April 29, 2022, the Company sold 100,000 Ordinary Shares to Mr. Yong Sheng, the 49% shareholder of BF Internet, at a purchase price of $4.00 per Ordinary Share, and in June 2022, it sold 20,000 Ordinary Shares to current shareholders of the Company at a purchase price of $4.00 per Ordinary Share and 12,500 Ordinary Shares to unrelated parties at a purchase price of $5.00 per Ordinary Share, pursuant to private securities offerings conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

On August 7, 2023, the Company sold 20,000 Ordinary Shares to an unrelated party, at a purchase price of US$4.80 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

On March 24, 2024, the Company sold 10,100 Ordinary Shares to unrelated parties at a purchase price of $3.80 per Ordinary Share, pursuant to private securities offerings conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

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

Shares transferred from Zhong Yuan Investment to its shareholders

On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Shares, 2,656,388 Shares, 2,656,388 Shares, 2,125,111 Shares and 318,767 Shares (totaling 14,181,941 Shares) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is wholly owned by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen, respectively. After these Share transfers, Zhong Yuan Investment does not hold any Shares of the Company.

Exercises of Options

On December 2, 2021, Fung Ming Pang exercised 300,000 options granted under the employment agreement dated May 4, 2020 between the Company and Ms. Pang (the “Pang Employment Agreement”). Under the terms of the Pang Employment Agreement, Ms. Pang was granted options (“Options”) to purchase an aggregate of 600,000 post-reverse stock split Ordinary Shares at an exercise price of $0.50 per Ordinary Share. The Options were exercisable on a cashless basis. An aggregate of 300,000 Options vested upon commencement of trading of the Ordinary Shares on the OTCQB on July 15, 2021. We issued an aggregate of 272,118 Ordinary Shares in accordance with the terms and provisions of the Pang Employment Agreement upon Ms. Pang’s cashless exercise of the 300,000 Options. The remaining 300,000 Options vested on July 15, 2022 and, as of the date of this Annual Report, remain unexercised.

Formation of Beijing Baofeng Internet Bio-technology Co., Limited (“BF Internet”)

BF Internet was incorporated under the laws of the PRC on May 23, 2022. It is owned 51% by Bao Feng and 49% by Yong Sheng, a shareholder of the Company. Currently, the principal activities of BF Internet are selling and marketing Bao Feng’s recently developed Re’Seen nervonic acid-based drinks over the TikTok platform. The Company intends that, in the future, BF Internet will also market and sell other products of the Company over the Internet.

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

Business of Bao Feng

General

Bao Feng is in the business of nervonic acid research, the development of nervonic acid based herbal and chemical drugs and the sale of dietary supplements (referred to as new food raw materials products in China) containing nervonic acid. Nervonic acid is a long chain unsaturated omega 9 fatty acid that is an important component in myelin biosynthesis in the central and peripheral nervous system. Myelin insulates nerve cell axons to increase the speed at which information (encoded as an electrical signal) travels from one nerve cell body to another or from a nerve cell to another type of cell in the body. It is thought that nervonic acid may enhance brain function and prevent demyelination of nerve cells, and that, therefore, it may be effective in retaining or improving the health of the brain, for example in preventing or ameliorating ADHD and ALD in children, Alzheimer's disease and mental degradation in the elderly and cerebrovascular disease, as well as promoting normal brain development in premature infants. The role of nervonic acid is also being studied with respect to psychotic illnesses, such as schizophrenia.

Nervonic acid is not present in many foods. Since it is considered to be an important biomarker for many neurological diseases, such as ADHD and ALD in children and neuro-degenerative diseases in the elderly, it is in high demand among those populations. The price of nervonic acid in the world market ranges from approximately $2,000 to approximately $6,000 per kilogram, depending on the purity.

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

Xuanwu Hospital of Capital Medical University. Xuanwu Hospital is a pre-eminent general hospital in both geriatrics and neuroscience. Bao Feng has participated in the following research projects in cooperation with the National Clinical Research Center for Geriatric Disorders of Xuanwu Hospital: (i) research on nervonic acid as a biomarker for nervous system diseases (the world's innovation technology); (ii) clinical research on the effectiveness of nervonic acid on nervous system diseases; and (iii) research on the metabolism of the nervous system data analysis and processing system. Bao Feng, which holds the relevant patents, had primary responsibility for providing the experiment technology and data analysis for these research projects; Xuanwu Hospital National Geriatric Disease Clinical Research Center has primary responsibility for clinical trial design, sample case collection and clinical effect evaluation.

Bao Feng has entered into a cooperation agreement with the National Geriatric Disease Clinical Medical Research Center at Xuanwu Hospital for a scientific research project on "White Matter and Parkinson's Disease Markers Verification Research and Drug Development." This cooperative project aims to verify the effectiveness of molecular markers and their combinations for leukoencephalopathy and Parkinson's Disease. The project involves research and development of plant extracts and small chemical molecules of drug efficacy.

In March 2024, Bao Feng entered into a cooperation agreement with Xuanwu Hospital for (i) evaluation of the efficacy of Acer truncatum seed oil (“ASO”) in the intervention of X-linked Adrenoleukodystrophy (X-ALD); (ii) comparative metabolomics of lipids in X-ALD before and after ASO intervention; and (iii) evaluation of the effect of ASO on improvement of clinical symptoms and changes in imaging diagnosis. Under the agreement, Bao Feng will, among other things, provide the products for the project and Xuanwu Hospital will be responsible for the design and implementation of the study and will provide the subjects.

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

Our Current Products

Our main products are a nervonic acid series of dietary supplements (referred to as new food raw material products in China), marketed under the “Muzhiyuan-Neuro Enhancer" brand. Our nervonic acid products are 100% organic. Our current products consist of:

1. Life’s NA
NEURO ENHANCER--Acer Truncatum Seed oil (Nervonic Acid Oil)
• Acer Truncatum Seed oil (Nervonic Acid) Candy
• Acer Truncatum Seed oil (Nervonic Acid) Candy [Gift Set]

2. Dietary Formula
• Miraculous Maple Edible Vegetable Blended Oil

3. Re’Seen Series
• Re’Seen StarNight Drink
• Re’Seen Collagen Drink

1. Life’s NA

Our Life’s NA group of products consists of dietary supplements (referred to as new food raw material products in China) containing high-purity and high-absorption natural nervonic acid extracted from Acer Truncatum seeds.

NEURO ENHANCER--Acer Truncatum Seed oil ( Nervonic Acid Oil)

Content: Nervonic acid 6.43%	Content: Nervonic acid 6.89%

There are 12 kinds of fatty acids in our Acer Truncatum acid oils, more than 90% of which are unsaturated fatty acids in our NEURO ENHANCER Nervonic Acid Oil and more than 80% of which are unsaturated fatty acids in our Acer Truncatum Seed Oil. The products contain 18 amino acids, 8 of which are essential to the human body, high levels of vitamin E and various trace elements. We have two products with different levels of nervonic acid, 6.43% and 6.89% respectively, both of which are intended to provide sufficient nutrition for the brain.

Acer Truncatum Seed oil (Nervonic Acid) Candy

Acer Truncatum Seed oil (Nervonic Acid) Candy	Acer Truncatum Seed oil (Nervonic Acid) Candy [GIFT SET]

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

2. Dietary Formula

Miraculous Maple Edible Vegetable Blended Oil

Miraculous Maple Edible Vegetable Blended Oil integrates a combination of Acer Truncatum oil and Flaxseed oil and includes nervonic acid and alpha-linolenic acid, which are known to be the most brain-healthy unsaturated fatty acids. Our Miraculous Maple Edible Vegetable Blended Oil also can be used to provide nutrition for the body.

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

Products Under Development

Biomarker screening kits

At present, most early screening for brain diseases is not sensitive or requires expensive equipment, like MRI. Bao Feng has used lipidomics strategy based on LC-MS (liquid chromatography-mass spectrometry), a powerful technique used for separation, identification and quantification, to develop in vitro diagnostic (IVD) kits. This new LC-MS method could assist in the diagnosis of related diseases with an accuracy rate of more than 90%, which is extremely close to clinical golden standard.

Bao Feng has 20 patents to support findings in nervonic acid- like biomarkers assisting in the diagnosis of neurological diseases. It is in the process of developing the following early screening kits for brain diseases in an attempt to promote early detection:

·	Brain white matter signal abnormalities screening kit
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

Plant-based and synthetic drugs

Bao Feng has improved its purification process so as to produce high (medical) grade nervonic acid in the laboratory and intends to build factories in order to achieve mass production. The next step will be the development of pharmaceutical products or the sale of raw materials for nervonic acid products in China and abroad.

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

Adrenoleukodystrophy (“ALD”)

Recently, the Company has directed its resources to research and development of a plant-based drug for the pediatric disease, Adrenoleukodystrophy (“ALD”). The pathology of ALD is characterized by progressive demyelination of the central nervous system and/or atrophy or dysplasia in the adrenal cortex and it is characterized by abnormally high levels of medium and long chain fatty acids in the plasma.

The disease initially presents with inattention, memory loss, learning difficulties, gait instability and abnormal behavior; gradually, visual and auditory decline, dysarthria, seizures, ataxia, paralysis and dementia. The clinical manifestations progressively worsen and eventually lead to blindness or deafness and complete paralysis. In the late stage of the disease, the disease may manifest as a deafferentation tonic state and eventually death from central respiratory failure, brain herniation and infection. There is currently no cure for ALD.

Management is optimistic regarding Bao Feng’s ability to develop a plant-based drug that, although not a cure for ALD, will prolong and improve the lives of ALD patients. Our goal is to complete phase III clinical trials by mid-2027.

Application of Acer truncatum seed oil for regulation of intestinal flora

Studies have shown that supplementation of Acer truncatum seed oil can regulate intestinal flora, and significant regulatory effects were observed on changes of Lactobacillus, Bacteroides, etc. Bao Feng has applied for a patent titled “Application of Acer truncatum seed oil in preparation of drugs for regulating intestinal flora” to protect future medical applications of this discovery. Bao Feng’s research in this area found that after taking nervonic acid oil, the abundance of Firmicobacterium, which increases with Alzheimer's disease, showed a downward trend, while the abundance of Bacteroidetes, which decreases with Alzheimer's disease, showed an upward trend. Therefore, we believe that taking nervonic acid oil may help to improve Alzheimer's disease.

Future potential pharmaceutical applications of nervonic acid

Alzheimer’s disease

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

Hypoxic-ischemic encephalopathy (“HIE”)

HIE is a type of brain damage caused by a lack of oxygen to the brain before or shortly after birth. It affects the central nervous system and may cause mild to severe neurological or developmental problems. Bao Feng has conducted studies on HIE in rats that showed that intake of our extract including NA could significantly alleviate HIE damage and enhance learning and memory ability.

Presently, as with the research and development of biological drugs, the extraction process of nervonic acid extracts has undergone only small-scale testing. It is in the pilot testing stage, and management intends to obtain the certification of CMC (Chemical Manufacturing and Control).

Future Business Plan

In the future, Bao Feng aims to achieve full coverage of products in the fields of food, health care products and medicine, and become the preeminent brand for brain dietary supplements (referred to as new food raw materials products in China).

•	The company plans to develop different forms of food-based nervonic acid products targeted at different age groups, such as effervescent tablets, meal powder and others.

•	The company plans to develop new nervonic acid combination drugs which we expect will be superior to single-ingredient drugs for neurodegenerative disease, such as ALD. The procedure involves preclinical preparation, including target and biomarker analysis, determination of the drug dosage form and applying for clinical approval (IND). Bao Feng is currently engaged in preclinical preparation for an ALD drug and hopes to obtain clinical approval within two years.

•	The company plans to study the role of nervonic acid in our genetic metabolism laboratory through metabolomics and genomics. Our genetic metabolism laboratory was jointly established by Bao Feng and the National Health and Occupational Safety and Health Research Center. We believe that understanding the mechanism through which nervonic acid prevents brain disease will lay a theoretical foundation for the development of new products.

•	The company plans to continue to apply for patents related to nervonic acid and expects to apply for over 100 patents within five years to achieve technical barriers to competition in the field of nervonic acid, including the technology of extraction and purification.

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

Direct Online Sales Platform

We have established our own e-commerce channel on the WeChat Mini Program platform to promote and sell our products directly to individual customers. In addition, BF Internet markets and sells our Re’Seen drinks over online platforms.

Distribution Network

Bao Feng currently has approximately 55 domestic distributors and 2 export distributors, Distributors usually purchase products from us at a lower price and then resell our products to end customers both domestically and internationally at a comparatively higher price and earn the price difference.

Our partners mainly utilize the following channels:

•	Basic wholesale channels: We supply nervonic acid products to wholesalers at wholesale prices, then they re-sell them at market retail prices.

•	TV shopping channels: Our distributors sell products through TV shopping channels because they believe that the people who watch TV shopping channels are the company’s primary target group, and the company offers its products in combination packages at lower cost.

•	Conference marketing: This entails marketing through conferences primarily aimed at eldercare and rehabilitation facility personnel.

•	E-commerce: including Alibaba and other third-party channels.

•	Special sales channels: chain pharmacies, eldercare and rehabilitation facilities, including specialized brain rehabilitation centers, and hospitals. The company also cooperates with hospital director experts who recommend its products through hospitals and other institutions.

Baofeng Internet is engaged in online sales of Bao Feng’s products to increase Bao Feng’s market share. Management intends to further expand the marketing of Bao Feng’s products to include:

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

Our research and development services

By leveraging our registered patents and our own research and development capability, Bao Feng provides research and development services to third party research institutions and corporations. We recognize this revenue when we issue the research report.

Royalty charges

Beijing BF charges its usage-based royalties to customers when customers use its registered patents. The amount of the royalty is agreed and fixed with customers.

Event organization services

Conference meetings and seminars are held and charged to customers based on a fixed service fee contract.

Customers

Bao Feng markets and sells its products both to individual customers and to distributors and also provides research development, royalty usage and event organization services to customers in China. For the fiscal years ended March 31, 2024, 2023 and 2022, sales revenue from our three largest customers, combined, was $1,395,584, $605,086 and $652,478, or approximately 59.4%, 36.4% and 28.0% of our total sales, respectively. There were two customers accounted for more than 10% of our total revenues for the fiscal year ended March 31, 2024. There was only one customer that accounted for more than 10% of our total revenues for the fiscal year ended March 31, 2023 and two customers that each accounted for more than 10% of our total revenues for the fiscal year ended March 31, 2022.

Raw Materials

Nervonic acid

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

Cooperation with national laboratories.

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

Business of BF Internet

BF Internet commenced operations in May 2022. It is owned 51% and 49%, respectively, by Bao Feng and Yong Sheng, a shareholder of the Company. Currently, the principal activities of BF Internet are selling and marketing Bao Feng’s recently developed Re’Seen nervonic acid-based drinks over the Tiktok platform. The Company intends that, in the future, BF Internet will also market and sell other products of the Company over the internet.

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

Bao Feng also leases approximately 314 square meters of warehouse space in which it stores its inventory. The lease for this space, which commenced on February 15, 2021 and expires on February 14, 2026 provides for an annual rental of RMB60,000 (approximately US$8,388) to be paid quarterly. In addition, Bao Feng is responsible for paying for all utilities, management and maintenance fees, leasing tax and other expenses.

BF Internet

BF Internet uses office space of its shareholder, who is also a shareholder of the Company, free of charge.

We believe that our existing office facilities will be sufficient for our operations for the next year.

Employees

As of March 31, 2024, we employed a total of 23 full-time employees, 21 and 2 of whom were employed by Bao Feng and BF Internet, respectively.

Intellectual Property

Patents. The following table contains a list of all patents obtained by Bao Feng as of March 31, 2024.

List of Patents

No.	Name	Category	Registration Number	Date of Registration	Country
1	Biomarker R1 for the diagnosis of PD and its application	Patent for invention	ZL202210002328.1	2024	China
2	Method for diagnosing and treating cognitive impairment and use thereof	Utility patent	US20230324418A1	2023	US
3	Method for diagnosing acting of nervonic acid and use thereof	Utility patent	US20230324419A1	2023	US
4	Biomarkers for the diagnosis of leukoencephalopathy and their applications	Patent for invention	ZL202110352935.6	2023	China
5	Biomarkers F3 for the diagnosis of cognitive impairment and their applications	Patent for invention	ZL202110385947.9	2023	China
6	Combination of biomarkers of leukoencephalopathy and their applications	Patent for invention	ZL202210169509.3	2022	China
7	Biomarkers of leukoencephalopathy and their applications	Patent for invention	ZL202210173953.2	2022	China
8	Biomarkers for Parkinson's disease diagnosis and their applications	Patent for invention	ZL202210002332.8	2022	China
9	Biomarkers for Parkinson's disease detection and their applications	Patent for invention	ZL202210002327.7	2022	China
10	Combination of biomarkers for Parkinson's disease and their applications	Patent for invention	ZL202210002325.8	2022	China
11	Biomarker for the diagnosis of Parkinson’s disease and its applications	Patent for invention	ZL202210002333.2	2022	China
12	Biomarkers for diagnosing the effect of Nervonic Acid supplementation on ischemic-hypoxic encephalopathy in a plateau environment and their applications	Patent for invention	ZL202111046351.2	2021	China
13	Biomarkers for diagnosing the effect of Nervonic Acid supplementation in ischemic-hypoxic encephalopathy and their applications	Patent for invention	ZL202111046352.7	2021	China
14	Biomarkers for the diagnosis of cerebral infarction and leukoencephalopathy and their applications	Patent for invention	ZL202110999863.4	2021	China

15	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications	Patent for invention	ZL202110999855.X	2021	China
16	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications	Patent for invention	ZL202110999834.8	2021	China
17	Biomarkers used to diagnose cerebral infarction in patients with leukoencephalopathy and their applications	Patent for invention	ZL202110999853.0	2021	China
18	Biomarkers F7 for diagnosis of leukoencephalopathy and their applications	Patent for invention	ZL202110385946.4	2021	China
19	Biomarkers for the diagnosis of leukoencephalopathy and their applications	Patent for invention	ZL202110352946.4	2021	China
20	Biomarkers for the diagnosis of cognitive impairment and their applications	Patent for invention	ZL202010816217.5	2021	China
21	Biomarkers for the diagnosis of cognitive impairment and their applications	Patent for invention	ZL202010816390.5	2020	China
22	Biomarkers take the charge for the function after Acer truncatum Bunge supplement and their applications	Patent for invention	ZL202010816389.2	2017	China

The term for invention patents in China is 20 years from the filing date. The term for utility model patents in the U.S. is generally 20 years from the filing date.

Copyrights. The following table contains a list of all copyrights obtained by Bao Feng as of March 31, 2024.

List of Copyrights

No.	Name	Category	Registration Number	Date of Registration	Country
1	"Bao Feng plant source nervonic acid absorption rate test system V1.0"	Computer software copyright registration certificate	2019SR1392391	2019	China
2	"Bao Feng plant source nervonic acid production for temperature control management system V1.0"	Computer software copyright registration certificate	2019SR1392056	2019	China
3	“Bao Feng vegetable oil composition analysis management System V1.0”	Computer software copyright registration certificate	2019SR1392049	2019	China
4	“Bao Feng nervonic acid effectiveness test management system V1.0”	Computer software copyright registration certificate	2019SR1392382	2019	China
5	"Early screening and prevention system of Bao Feng nervous acid system disease V1.0"	Computer software copyright registration certificate	2019SR1392063	2019	China
6	“Bao Feng nervonic acid extraction and purification control system V1.0”	Computer software copyright registration certificate	2019SR1390248	2019	China
7	"Bao Feng nervonic acid structural diversity analysis system V1.0"	Computer software copyright registration certificate	2019SR1392398	2019	China
8	"Bao Feng nerve disease drug effectiveness evaluation system V1.0"	Computer software copyright registration certificate	2019SR1392318	2019	China
9	“Bao Feng brain disease personalized diagnosis system V1.0”	Computer software copyright registration certificate	2019SR1392311	2019	China
10	“Bao Feng old-age health care nutrition formula automatic control system V1.0”	Computer software copyright registration certificate	2019SR1392078	2019	China

11	"Bao Feng high throughput metabolite analysis platform V1.0"	Computer software copyright registration certificate	2019SR1384522	2019	China
12	"Bao Feng children growth nutrition components automatic collocation system V1.0"	Computer software copyright registration certificate	2019SR1392461	2019	China
13	"Dementia elderly emergency warning system V1.0"	Computer software copyright registration certificate	2017SR374539	2017	China
14	"Acer truncatum health products health management platform V1.0"	Computer software copyright registration certificate	2017SR374809	2017	China
15	Acer truncatum seed oil dietary analysis and nutritional evaluation system V1.0"	Computer software copyright registration certificate	2017SR374548	2017	China
16	"Nervonic acid on the brain effect data analysis software V1.0"	Computer software copyright registration certificate	2017SR374521	2017	China
17	“Acer truncatum online mall platform software V1.0”	Computer software copyright registration certificate	2017SR378613	2017	China
18	"Acer truncatum high quality seedling Breeding management system V1.0"	Computer software copyright registration certificate	2017SR378623	2017	China

Trademarks. Bao Feng has registered the following trademarks as of March 31, 2024:

List of Trademarks

No.	Trademark	Status	Registration No.	Validity Period	Country
1	瑙优能	Registered	68122165	05/07/2023 to 05/06/2033	China
2	瑙优能	Registered	68127189	05/21/2023 to 05/20/2033	China
3	瑙优能	Registered	68120218	05/14/2023 to 05/13/2033	China
4	RE’SEEN	Registered	65724282	04/07/2023 to 04/06/2033	China
5	RE’SEEN	Registered	65736103	02/07/2023 to 02/06/2033	China
6	图形	Registered	70093989	12/07/2023 to 12/06/2033	China
7	logo	Registered	70112488	11/14/2023 to 11/13/2033	China
8	logo	Registered	70469183	11/14/2023 to 11/13/2033	China
9	RE’SEEN	Registered	64783680	01/28/2023 to 01/27/2033	China
10	睿存	Registered	59203171	05/14/2022 to 05/13/2032	China
11	睿存	Registered	59207484	03/07/2022 to 03/06/2032	China
12	极光饮	Registered	65461654	12/07/2022 to 12/06/2023	China
13	睿存	Registered	64524014	12/14/2022/ to 12/13/2032	China
14	RE’SEEN	Registered	64783112	11/21/2022 to 11/20/2032	China
15	睿存	Registered	64517029	10/28/2022/ to 10/27/2032	China
16	瑙优能	Registered	64348674	10/21/2022 to 10/20/2032	China
17	素颜姐姐 Pretty Ladies	Registered	55483069	11/28/2021 to 11/27/2031	China
18	睿存	Registered	53205611	10/07/2021 to 10/06/2031	China
19	logo	Registered	49423266	08/21/2021 to 08/20/2031	China
20	瑙优能 LIFE’S NA	Registered	50631290	06/28/2021 to 06/27/2031	China
21	瑙动力 NEURO ENHANCER	Registered	50307049	07/14/2021 to 07/13/2031	China
22	BAOFENG BIOTECH	Registered	49426820	07/14/2021 to 07/13/2031	China
23	保卫五点零 Vision protection 5.0	Registered	42961505	10/14/2020 to 10/13/2030	China
24	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	42187448	07/14/2020 to 07/13/2030	China
25	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	38984285	02/28/2020 to 02/27/2030	China

26	春草秋灌 CHUN CAO QIU GUAN	Registered	37113375	02/07/2020 to 02/06/2030	China
27	春草秋灌 CHUN CAO QIU GUAN	Registered	37108814	12/28/2019 to 12/27/2029	China
28	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	34025681	06/14/2019 to 06/13/2029	China
29	木之源脑动力 Muzhiyuan Neuro enhancer	Registered	33318371	06/28/2019 to 06/27/2029	China
30	木之源 Muzhiyuan	Registered	31473050	05/21/2019 to 05/20/2029	China
31	脑世家	Registered	31887147	03/28/2019 to 03/27/2029	China
32	高原伴旅 Plateau partner	Registered	23778723	04/21/2018 to 04/20/2028	China
33	古茶枫润 Gu Cha Feng Run	Registered	23358402	03/21/2018 to 03/20/2028	China
34	赤枫 Chi Feng	Registered	23358307	06/07/2018 to 06/06/2028	China
35	枫之吻 Fantastic Kiss	Registered	22551933	02/14/2018 to 02/13/2028	China
36	FANTASTIC KISS	Registered	22518641	02/14/2018 to 02/13/2028	China
37	logo	Registered	20241222	07/28/2017 to 07/27/2027	China
38	木之源 Muzhiyuan	Registered	16233849	04/14/2016 to 04/13/2026	China

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

Regulations Related to Online Trading

Administrative Measures for Online Trading.  According to the Protection of Consumer Rights and Interests (the “Consumer Protection Law”), as amended in October 2013 and effective in March 2014, and the Supervision and Administrative Measures for Online Trading as promulgated in March 2021 and effective in May 2021, where a company engages in online commodity trading and related services, it shall (a) obtain relevant administrative license for the commodities sold or services provided as required by law; (b) disclose the basic information indicated on its business license or give a hyperlink to its business license at a notable position of the homepage of its website or the webpage on its business operations; (c) state integral information of its commodities and the dealing details; (d) ensure the integrity of such commodities or services; (e) issue such purchase vouchers or service receipts such as invoices to consumers; (f) allow consumers to return the commodities within seven days from receiving the commodities without cause and refund the prices paid by consumers; (g) remind consumers of clauses of significant interest to consumers; (h) not, by standard terms and conditions or other means, impose unfair or unreasonable rules on consumers to exclude or restrict consumer rights, reduce or remit the responsibilities of dealers, aggravate the responsibilities of consumers, among others, or force consumers into any transactions by standard terms and conditions and technical means; and (i) protect the consumers’ private information. In addition, online commodity operators may not use unauthorized similar domain name, name or logo to mislead consumers, conduct misleading and false propaganda, make lottery sales, harm competitors’ business reputation or conduct other unfair competition acts. Violations of the above rules may result in the imposition of warning and the order to make corrections, and fines may be imposed if the violator refuses to do so.

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

Regulations related to Foreign Invested Enterprises

According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021) (the “Negative List”) as promulgated and effective in January 2022, the original Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 was repealed. Overseas investors are not allowed to invest in any foreign investment prohibited field on the Negative List and shall have an access permit for investing in a non-prohibited investment field on the Negative List. Fields not included in the Negative List for the market entry of foreign investment must be managed according to the principle of equal treatment of domestic and foreign investment.

The business scope of Bao Feng is nervonic acid research, the development of nervonic acid based herbal and chemical drugs and the sale of dietary supplements (referred to as new food raw materials products in China) containing nervonic acid. According to the Negative List, the business scope of Bao Feng does not fall in any field on the Negative List and therefore is not subject to any special management measures for the access of foreign investment.

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

As of March 31, 2024, Bao Feng has registered, or filed applications to register, 38 trademarks in the PRC.

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

As of March 31, 2024, Bao Feng owns 18 computer software copyrights in the PRC.

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

As of March 31, 2024, Bao Feng owns 20 invention patents in the PRC and two utility patents in the United States.

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

Regulations on Labor

According to the Labor Law of the PRC (promulgated in 1994, amended in 2009 and 2018), Labor Contract Law of the PRC (promulgated in 2007, amended in 2012) and Implementation Regulations of the Labor Contract Law of the PRC (promulgated in 2008), it is stipulated that employers and laborers should establish labor contracts when they establish labor relations. The labor contract concluded according to law is binding, and employers and laborers shall perform the obligations stipulated in the labor contract. Where a labor relationship has been established and a written labor contract has not been concluded at the same time, a written labor contract shall be concluded within one month from the date of employment. Where an employer and a laborer conclude a labor contract prior to employment, the labor relationship shall be established from the date of employment. The state implements a minimum wage security system. The specific standards for minimum wages are stipulated by the people’s governments of provinces, autonomous regions and municipalities directly under the Central Government and reported to the State Council for the record. The employer’s payment of laborers’ wages must not be less than the local minimum wage standard. The employer must provide laborers with labor safety and hygiene conditions that are in compliance with the state regulations and necessary labor protection supplies. Workers engaged in occupational hazard operations should carry out regular health checks.

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

The circular concerning the Handling of Work Permits for Foreign Experts Coming to China issued by the State Administration of Foreign Experts Affairs on September 30, 2005, states that foreign experts hired to work in China should obtain the Work Permit for Foreign Experts to Come to China. Foreign experts applying for Work Permits for Foreign Experts to Work in China shall abide by Chinese laws and regulations, be in good health, have no criminal record and meet one of the following conditions:

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

Bao Feng currently pays a value-added tax of either 9% or 13% on sales, depending on the product, and 6% on services income.

Item 4A. Unresolved Staff Comments

Not Applicable

Item 5. Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the Company's consolidated financial statements appearing elsewhere in this Annual Report.

Results of Operations

For the fiscal years ended March 31, 2024 and 2023

Revenue

We generated $2,278,246 of net revenue for the fiscal year ended March 31, 2024 as compared to $1,662,600 for the fiscal year ended March 31, 2023, resulting in the increase of $615,646, or 37.0% over the prior fiscal year. The increase is broken down as follows

For the fiscal year ended March 31,	2024	2023	Increase (Decrease)%
	$	$	$
Nervonic acid-based dietary supplements	1,256,169	1,489,053	(232,884)	(15.6)
Research and development services	564,870	173,547	391,323	125.5
Royalty revenue	193,434	—	193,434	N/A
Event organizing revenue	263,773	—	263,773	N/A

Total net revenue	2,278,246	1,662,600	615,646	37.0

(i)	Nervonic acid-based dietary supplements

The sales of nervonic acid-based dietary supplements decreased from $1,489,053 for the fiscal year ended March 31, 2023 to $1,256,169 for the fiscal year ended March 31, 2024, by $232,884, or 15.6%, over the prior fiscal year primarily attributable to a slowdown of the economy in China after the COVID-19 pandemic that, in turn, resulted in less consumer demand for our nervonic acid-based dietary supplements. However, the cost of sales of nervonic acid-based dietary supplements increased from $144,483 for the fiscal year ended March 31, 2023 to $206,374 for the fiscal year ended March 31, 2024, by $61,691, or 42.6%, over the prior fiscal year. The decrease in sales but increase in cost of sales for the fiscal year ended March 31, 2024 resulted in decrease in gross profit of $294,575, or 21.9%, over the prior fiscal year. The gross profit margin also decreased from 90.3% for the fiscal year ended March 31, 2023 to 83.6% for the fiscal year ended March 31, 2024, the decrease by 6.7% over the prior fiscal year mainly because we launched a big discount promotion to increase in our inventory turnover especially the slow moving inventories to maintain the liquidity of the Company. The gross profit margin is analyzed as follows:

For the fiscal year ended March 31,	2024	2023	Increase (Decrease)%
	$	$	$
Net sales	1,256,169	1,489,053	(232,844)	(15.6)
Cost of sales	206,374	144,683	61,691	42.6

Gross profit	1,049,795	1,344,370	(294,575)	(21.9)

Gross profit margin (%)	83.6	90.3	(6.7)

(ii)	Research and development services

The research and development services income significantly increased by $391,323, or 125.5% over the prior fiscal year because of our active promotion of these services to individual researchers in China by leveraging our registered patents in China and USA.

(iii)	Royalties revenue

During the fiscal year ended March 31, 2024, we introduced the new services by charging royalties to our customers based on their usage of our registered patents. There were no such services for the fiscal year ended March 31, 2023.

(iv)	Event organizing revenue

We organized conference meeting or seminars and charged to customers on an event basis. As a result, we generated event organizing revenue of $263,773 during the fiscal year ended March 31, 2024, whereas no such revenue was generated for the prior fiscal year.

General and Administrative Expenses

During the fiscal year ended March 31, 2024, we incurred total general and administrative expenses of $897,517 as compared to $917,773 incurred during the fiscal year ended March 31, 2023. Excluding the non-cash stock-based compensation charge of $54,506 and write off of amounts due from related companies of $156,826 from total general and administrative expenses for the fiscal year ended March 31, 2023, general and administrative expenses were $897,517 and $706,441, respectively, for the fiscal years ended March 31, 2024 and 2023. The increase of $191,076, or 27.0%, over the fiscal year was mainly due to the inclusion of one-off PRC legal and professional fees regards to the CSRC filing for the fiscal year ended March 31, 2024.

Research and Development Expenses

Total research and development expenses decreased by $32,921, or 6.2%, from $526,760 for the fiscal year ended March 31, 2023 to $493,839 for the fiscal year ended March 31, 2024 primarily attributable to a decrease in salaries and related benefits resulting from a reduction of headcounts working in the research and development department.

Selling and Marketing Expenses

Total selling and marketing expenses were $413,959 and $1,679,720 for the fiscal years ended March 31, 2024 and 2023, respectively. The decrease of $1,265,761, or 75.4%, mainly resulted from a significant decrease in online promotion activities during the fiscal year ended March 31, 2024 because no new products were launched to the market during that period.

Operating Profit/ Loss

During the fiscal year ended March 31, 2024, we had an operating profit of $266,557 as compared to an operating loss of $1,606,336 for the fiscal year ended March 31, 2023. The increase in operating profit of $1,872,893, or 116.6% was mainly because of an increase in total revenues of $615,646 and a significant decrease in total operating expenses of $1,318,938 over the prior fiscal year.

Total Other Income /Expenses, net

Total other income, net for the fiscal year ended March 31, 2024 was $4,718 whereas total other expenses, net for the fiscal year ended March 31, 2023 was $71,150. Excluding the loss on disposal of a subsidiary of $90,493, the prior fiscal year had total other income, net of $19,343. The increase in total other income, net of $14,625 over the prior fiscal year was mainly due to an increase in government grant of $11,688 and an increase in interest income of $23,868, offset by an increase in interest expenses of $34,594.

Net Profit / Loss from Continuing Operations

For the fiscal year ended March 31, 2024, the Company had a net profit from continuing operations of $271,869 as compared to a net loss from continuing operations of $1,668,646 for the fiscal year ended March 31, 2023. The increase in net profit from continuing operations of $1,940,515, or 116.3%, resulted primarily from an increase in operating profit of $1,872,893.

For the fiscal years ended March 31, 2023 and 2022

Revenue

We generated $1,662,600 of net revenue for the fiscal year ended March 31, 2023 as compared to $2,328,526 for the fiscal year ended March 31, 2022.

For the fiscal year ended March 31,	2023	2022	Increase (Decrease)%
	$	$	$
Nervonic acid-based dietary supplements	1,489,053	1,799,074	(310,021)	(17.2)
Research and development services	173,547	529,452	(355,905)	(67.2)

Total net revenue	1,662,600	2,328,526	(665,926)	(28.6)

Net revenue decreased by $665,926 or 28.6%, over the year as a result of the following:

(i)	the decrease in sales of nervonic acid-based dietary supplements by $310,021 or 17.2%, over the year ended March 31, 2023 resulted from a decrease in sales of old dietary supplement products from $1,799,074 for the year ended March 31, 2022 to $1,436,161 for the year ended March 31, 2023. The decrease in sales of old dietary supplement products by $362,913 or 20.2%, over the year ended March 31, 2023 was attributable to the widespread restrictive COVID-19 lockdown of cities in China for the second half of the fiscal year ended March 31, 2023 that significantly affected the production and delivery of our products. Such decrease was offset by the introduction of our new “Re’Seen” drink products; however, those drink products only generated $52,892 of revenue for the year ended March 31, 2023; and

(ii)	the decrease in research and development service income by $355,905 or 67.2% over the fiscal year ended March 31, 2023, which resulted from a change in the Company’s focus in this service provision. During the year ended March 31, 2023, the Company redirected its resources to research and development of a plant-based drug for the pediatric disease, ALD..

Cost of Sales

The cost of sales was $144,683 for the fiscal year ended March 31, 2023 compared to the cost of sales of $420,273 for the fiscal year ended March 31, 2022, for a decrease of $275,590 or 65.6%. A breakdown of our cost of sales by product or service is as follows:

For the fiscal year ended March 31,	2023	2022	Increase (Decrease)%
	$	$	$
Nervonic acid-based dietary supplements	144,683	158,563	(13,880)	(8.8)
Research and development services	—	261,710	(261,710)	(100.0)

Total cost of sales	144,683	420,273	(275,590)	(65.6)

The decrease in total cost of sales during the fiscal year ended March 31, 2023 primarily resulted from the absence of direct cost of sales for research and development services, which resulted from the Company’s not outsourcing any work to external parties whereas the Company outsourced and incurred a cost of $261,710 for these works to external parties for the year ended March 31, 2022. The decrease in the cost of sales of nervonic acid-based dietary supplements by $13,880 or 8.8% was in line with the decrease in sales of nervonic acid-based dietary supplements over the prior year.

Gross Profit

Gross profit for the fiscal years ended March 31, 2023 and 2022 was $1,517,917 and $1,908,253, respectively. The following table shows the breakdown of the increase in gross profit by product or service:

For the fiscal year ended March 31,	2023	2022	Increase (Decrease)%
	$	$	$
Nervonic acid-based dietary supplements	1,344,370	1,640,511	(296,141)	(18.1)
Research and development services	173,547	267,742	(94,195)	(35.2)

Total gross profit	1,517,917	1,908,253	(390,336)	(20.5)

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

Gross profit margin of nervonic acid-based dietary supplements was 90.3% for the fiscal year ended March 31, 2023 as compared to 91.2% for the fiscal year ended March 31, 2022. The slight decrease in gross profit margin of nervonic acid-based dietary supplements by 0.9% was attributable to the lower gross profit margin of 73.5% of Re’Seen drinks, which were introduced to the market in September 2022.

Because no direct costs of sale of research and development services were incurred for the year ended March 31, 2023, the gross profit margin of research and development services was 100% for the year ended March 31, 2023 as compared to a gross profit margin of 50.6% for the year ended March 31, 2022.

Total Operating Expenses

During the year ended March 31, 2023, we incurred operating expenses of $3,124,253 as compared to $2,594,012 incurred during the year ended March 31, 2022. Operating expenses are comprised of general and administrative expenses, research and development expenses and selling and marketing expenses. The increase in total operating expenses of $530,241 or 20.4%, was attributable to an increase in selling and marketing expenses of $791,746, or 89.2%, offset by decreases in general and administrative and research and development expenses of $107,952 or 10.5%, and $153,553 or 17.3%, respectively.

a)	General and administrative expenses

General and administrative expenses decreased from $1,025,725 for the fiscal year ended March 31, 2022 to $917,773 for the fiscal year ended March 31, 2023. The decrease of $107,952 or 10.5% was mainly attributable to a decrease in stock-based compensation expense of $263,631, from $318,137 for the year ended March 31, 2022 to $54,506 for the year ended March 31, 2023, offset by a write off of amounts due from related companies of $156,826 during the fiscal year ended March 31, 2023. There was no such write off for the fiscal year ended March 31, 2022.

b)	Research and development expenses

Research and development expenses decreased by $153,553 or 17.3% from $680,313 for the fiscal year ended March 31, 2022 to $526,760 for the fiscal year ended March 31, 2023 primarily because of a significant decrease in related parties’ research and development expenses by $395,001 from $609,397 for the year ended March 31, 2022 to $214,396 for the year ended March 31, 2023, which was offset by an increase in external research and development expenses of approximately 157,000 and an increase in staff salaries and related benefits by approximately $36,000, an increase in patent registration fees of approximately $24,300 and an increase in testing related expenses of $19,100 over the prior year.

c)	Selling and marketing expenses

Selling and marketing expenses increased significantly by $791,746 or 89.2% from $887,974 for the fiscal year ended March 31, 2022 to $1,679,720 for the fiscal year ended March 31, 2023. The increase was mainly due to an increase in online marketing and promotional expenses by $386,164 and the inclusion of a packaging design fee of $168,866 for launching new products - Re’Seen drinks - to the market during the year ended March 31, 2023.

Loss on Disposal of a Subsidiary - Dandong Bao Feng Seedling Technology Co. Limited

On September 30, 2022, the Company’s PRC subsidiary, Bao Feng, sold its 100% interest in Dandong BF to Zhong Yuan Nervonic Acid Bio-technology Co. Ltd., of which Mr. Yu Chang, father of Ms. Ting-ting Chang, CEO and director of the Company, is a director and has a controlling interest, in exchange for cash consideration of RMB1 million (US$140,500) and a 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd. (“Yanbian BF”) that was valued at RMB4 million ($562,000). The consideration and net assets of Dandong BF at the date of disposal on September 30, 2022 were as follows:

Consideration	RMB	$
Fair value of 7% equity interest in Yanbian BF	4,000,000	562,000
Cash	1,000,000	140,500
Total	5,000,000	702,500
Analysis of assets and liabilities disposed:
Property, plant and equipment		2,401
Right of use assets		21,770
Accounts receivable		102,284
Inventories, net		615,009
Prepaid expenses and other current assets		18,965
Cash at banks		1,264
Accrued expenses and other current liabilities		(42,150)
Lease liabilities - non-current		(4,817)
		714,726
Release of exchange reserve		68,498
Translation adjustment		9,769
		792,993
Total sale consideration		702,500
Loss on disposal of a subsidiary		90,493

Net Loss from Continuing Operations

 For the fiscal year ended March 31, 2023, the Company had a net loss from continuing operations of $1,668,646 as compared to a net loss from continuing operations of $682,663 for the fiscal year ended March 31, 2022. The increase in net loss from continuing operations by $985,983 or 144.4% was mainly attributable to a decrease in gross profit by $390,336, an increase in total operating expenses of $530,241 and a $90,493 loss on disposal of a subsidiary.

Discontinued Operation

During the year ended March 31, 2023, the Company’s wholly owned subsidiary, Bao Feng, disposed of its entire interest in Dandong BF. Dandong BF is principally engaged in the research, development and growing of Acer truncatum seedlings in Dandong City, Liaoning Province, in the northeastern region of the PRC.

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

Liquidity and Capital Resources

As of March 31, 2024, the Company had cash of $145,257, total current assets of $2,026,173 and total current liabilities of $2,482,686. Net current liabilities were $456,513 and working capital ratio was 0.82. As of March 31, 2024, the Company’s total assets and total liabilities amounted to $3,168,233 and $2,133,728, respectively. As of March 31, 2024, the Company’s total stockholders’ deficit amounted to $204,549 and its non-controlling interest was $14,245). The Company’s gearing ratio (total bank loans divided by the Company’s stockholders’ deficit) was 922.7%.

The following is a summary of our cash flows provided by (used in) operating, investing and financing activities for the fiscal years ended March 31, 2024 and 2023.

	Fiscal Year ended March 31,
	2024	2023
Net Cash (Used in) Operating Activities	$(746,410)	(970,490)
Net Cash Provided by Investing Activities	$-	118,131
Net Cash Provided by Financing Activities	$715,090	1,295,763

Net cash used in operating activities, as reflected in the consolidated statements of cash flows, was $746,410 during the fiscal year ended March 31, 2024 compared to $970,490 during the fiscal year ended March 31, 2023. The decrease in cash operating outflows of $224,080 was due primarily to an increase in cash outflow from working capital for continuing operations of $1,378,400, offset by an increase in cash generated from continuing operations of $1,003,508 and inclusion of net cash used in discontinued operations of $56,422 for the prior fiscal year.

Investing Activities

For the fiscal year ended March 31, 2024, net cash provided by investing activities was $nil compared to $118,131 for the fiscal year ended March 31, 2023. The increase during the fiscal year ended March 31, 2024 was the result of cash consideration received from the disposal of Dandong BF on September 30, 2022.

Financing Activities

For the fiscal year ended March 31, 2024, net cash provided by financing activities was $715,090 compared to $1,295,763 during the fiscal year ended March 31, 2023. This decrease in net cash provided by financing activities during the fiscal year ended March 31, 2024 was the result of a decrease in proceeds received from private placement of $423,121 and a decrease in net repayment from related companies of $167,511.

Bank Loans

As of March 31, 2024 and 2023, our bank loans consisted of the following:

	As of March 31,
	2024	2023

Unsecured loan from China Construction Bank wholly repayable within 1 year	$498,600	$218,400
Unsecured loan from China Construction Bank wholly repayable within 1 year	193,900	—
Unsecured loan from Bank of Beijing wholly repayable within 1 year	—	363,773
Unsecured loan from Bank of Beijing wholly repayable within 1 year	—	146,328
Unsecured loan from China Citic Bank wholly repayable within 1 year	—	291,200
Secured loan from China Construction Bank wholly repayable within 1 year	—	338,520
Unsecured loan from Ping An Bank wholly repayable within 1 year	378,798	—
Unsecured loan from Bank of Nanjing wholly repayable within 1 year	277,000	—
Unsecured loan from WeBank wholly repayable within 1 year	213,685	—

Total unsecured bank loan wholly repayable within 1 year	1,561,983	1,358,221

Secured loan from China Construction Bank wholly repayable more than 1 year	325,475	—
Total	$1,887,458	$1,358,221

As of March 31, 2024, the outstanding loan from China Construction Bank of $498,600 (RMB3,600,000) with an annual interest rate of 3.85% was unsecured and denominated in RMB for a term of 12 months starting from May 22, 2023 to May 22 2024. Subsequent to March 31, 2024, RMB2,417,000 (approximately $334,700) of the loan amount was repaid and the balance of RMB1,183,000 (approximately $163,900) was rolled over for another year.

As of March 31, 2024, the outstanding loan from China Construction Bank of $193,900 (RMB1,400,000) with an annual interest rate of 3.85% was unsecured and denominated in RMB for a term of 12 months starting from May 10, 2023 to May 10, 2024. Subsequent to March 31, 2024, RMB150,000 (approximately $20,800) of the loan amount was repaid and the balance of RMB1,250,000 (approximately $173,100) was rolled over for another year.

As of March 31, 2024, the outstanding loan from Ping An Bank of $378,798 (RMB2,735,000) with an annual interest rate of 5% over the 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from August 31, 2023 to August 28, 2024. Subsequent to March 31, 2024, the loan was fully paid.

As of March 31, 2024, the outstanding loan from Bank of Nanjing of $277,000 (RMB2,000,000) with an annual interest rate of 4% over the 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from October 24, 2023 to October 23, 2024. Subsequent to March 31, 2024, the loan was fully paid.

As of March 31, 2024, the outstanding loan from WeBank of $213,685 (RMB1,542,857) with an annual interest rate of 4.46% over the 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 24 months starting from June 7, 2023 to June 5, 2025.

As of March 31, 2024, the outstanding loan from China Construction Bank of $325,475 (RMB2,325,000) with an annual interest rate of 0.15% over the PRC 1-year prime lending rate was secured by a pledge of property of the Company’s CEO and executive director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months. This RMB2,325,000 credit facility was obtained on May 18, 2023 and will expire on May 18, 2026. See Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

As of March 31, 2023, the outstanding loan from China Construction Bank of $218,400 (RMB1,500,000) with an annual interest rate of 0.5% over the 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from May 13, 2022 to May 13 2023.

As of March 31, 2023, the outstanding loan from Bank of Beijing of $363,773 (RMB2,498,439) with an annual interest rate of 1.65% over the 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from June 7, 2022 to June 1, 2023.

As of March 31, 2023, the outstanding loan from Bank of Beijing of $146,328 (RMB1,005,000) with an annual interest rate of 2% over the 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from June 2, 2022 to June 1, 2023.

As of March 31, 2023, the outstanding loan from China Citic Bank of $291,200 (RMB2,000,000) with an annual interest rate of 0.35% over the 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from September 29, 2022 to September 29, 2023.

As of March 31, 2023, the outstanding loan from China Construction Bank of $338,520 (RMB2,325,000) with an annual interest rate of 4.4% was secured by a pledge of property of the Company’s CEO and executive director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months. This RMB2,325,000 credit facility was obtained on May 19, 2020 and expired on May 19, 2023. It carried a floating interest rate of 0.7% over the PRC 1-year loan prime rate. See Item 7. “Major Shareholders and Related Party Transactions – Related Party Transactions.”

The following is a schedule, by years, of maturities of loans as of March 31, 2024:

2025	$1,561,983
2026	325,475
2027	—
2028	—
2029 and thereafter	—
$1,887,458

Interest expenses for the years ended March 31, 2024 and 2023 were $81,317 and $46,723, respectively.

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

Name	Age	Position
Ting Ting Chang	34	President, Chief Executive Officer, Secretary and Director

Fung Ming Pang	54	Chief Financial Officer and Director

Chi Wai (Gabriel) Tse	57	Independent Director

Dr. Shuo Dong	60	Independent Director

Dr. Chinghai Ning	52	Independent Director

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

Chi Wai (Gabriel) Tse was appointed as an independent non-executive director effective August 1, 2022. Mr. Tse has more than 30 years of experience in handling audit related matters, financial advisory and compliance matters as well as market development. He has served as an independent non-executive director of Hollwin Urban Operation Service Group Co., Ltd., a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code:2529) since May 2024. Hollwin Urban Operation Service Group Co., Ltd. specializes in property management and urban services including landscaping, lighting, system operation and parking lots operation. He has also served as an independent non-executive director of China Environmental Technology Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 0646), since May 2015 and Great Water Holdings Limited, a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8196), since December 2015. China Environmental Technology Holdings Limited and Great Water Holdings Limited both specialize in the provision of waste management services in China. From January 2011 until August 2021, Mr. Tse was an executive director of Jihsun Financial Holding Company Limited, a Taiwan listed company that operates bank, securities brokerage and other financial services in Taiwan. From June 2010 to July 2019, Mr. Tse was an executive director, company secretary and chief financial officer of China Information Technology Development Limited (“CITD”), a company listed on the GEM of The Stock Exchange of Hong Kong Limited (Stock Code: 8178) that specializes in the development and implementation of IT related services in Mainland China. In July 1989, he joined Arthur Andersen & Co., then the largest audit and accounting firm worldwide, where he became a qualified accountant, and he left the firm as an audit manager in April 1999. Mr. Tse graduated from the University of Hong Kong in June 1989 with a bachelor’s degree in social science studies (Economics and Management Studies). He is a practicing member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Certified Accountants in England and Wales.

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

Committees of the Board of Directors

Audit Committee

Mr. Tse, Dr. Dong and Dr. Ning serve on the audit committee, which is chaired by Mr. Tse. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Tse as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Audit committee charter. On November 4, 2024, our Board of Directors authorized and approved an amendment to the Audit Committee Charter pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and power to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please refer to Item 16J included in this Annual Report on Form 20-F for the year ended March 31, 2024.

Compensation Committee.

Mr. Tse, Dr. Dong and Dr. Ning serve on the compensation committee, which is chaired by Dr. Ning. Our Board of Directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

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

Nomination Committee

Mr. Tse, Dr. Dong and Dr. Ning serve on the nomination committee, which is chaired by Dr. Dong. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

Auditor

On February 25, 2022, we dismissed Centurion ZD CPA & Co. (“Centurion ZD”) as our independent registered public accounting firm. The reports of Centurion ZD on our financial statements for the fiscal years ended March 31, 2020 and 2021 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal years ended March 31, 2020 and 2021 and the subsequent interim period preceding Centurion ZD’s dismissal, there were no disagreements with Centurion ZD, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Centurion ZD, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements. The decision to change our independent accountant was approved and ratified by our Board of Directors on February 25, 2022.

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

On May 4, 2023, we accepted the resignation of Margetson as our independent registered public accounting firm for the fiscal year ended March 31, 2023 and thereafter, and on September 13, 2023 we accepted the resignation of Margetson as our independent registered public accounting firm for the fiscal year ended March 31, 2022. The report of Margetson on our financial statements for the fiscal year ended March 31, 2022 contained no adverse opinion or disclaimer of opinion and was not modified. During our fiscal year ended March 31, 2022 and the subsequent interim period preceding Margetson’s resignation, we had no disagreements with Margetson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Margetson, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period. The decision to accept the resignation and change our independent accountant for the fiscal year ended March 31, 2023 and thereafter was approved and ratified by our Board of Directors on May 4, 2023. The decision to accept the resignation and change our independent accountant for the fiscal year ended March 31, 2022 was approved and ratified by our Board of Directors on September 13, 2023.

During our fiscal year ended March 31, 2022 and the subsequent interim period preceding Margetson’s resignation, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K.

We provided Margetson with a copy of the disclosure before filing our Report on Form 6-K regarding our change of accountants. We requested that Margetson provide us with a letter addressed to the SEC stating whether or not it agreed with the above statements, and we received a letter from Margetson addressed to the SEC stating that it agreed with the above statements. A copy of such letter, dated May 11, 2023, was filed as Exhibit 99.1 to the Report.

We re-engaged Centurion ZD as our new independent registered public accounting firm effective May 4, 2023, and on September 14, 2023 we engaged Centurion ZD to re-audit our financial statements for the fiscal year ended March 31, 2022. During the fiscal year ended March 31, 2022 and through the date of Centurion ZD’s re-engagement, we did not consult with Centurion ZD regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Centurion ZD as our new independent registered public accounting firm, our Board of Directors considered all relevant factors, including that Centurion ZD was previously engaged as our independent registered public accounting firm, which audited our financial statements for the fiscal years ended March 31, 2020 and 2021.

On June 4, 2024, we accepted the resignation of Centurion ZD as our independent registered public accounting firm. The report of Centurion ZD on our financial statements for the fiscal years ended March 31, 2022 and 2023 contained no adverse opinion or disclaimer of opinion and was not modified. The decision to accept the resignation of the independent accountant was approved and ratified by our Board of Directors on June 4, 2024. During our fiscal year ended March 31, 2024 and through the date of this Annual Report, we have had no disagreements with Centurion ZD on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion ZD, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal year ended March 31, 2024 and through the date of this report, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Centurion ZD with a copy of this disclosure before the filing was made with the SEC. We requested that Centurion ZD provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Centurion ZD stating that it agrees with the above statements. A copy of such letter, dated as of June 14, 2024, was filed as Exhibit 99.1 to the 6-K report filed with the Securities and Exchange Commission on June 14, 2024.

Officers, Directors and Key Employees of Bao Feng

Name	Age	Positions
Ting Ting Chang	34	Chief Executive Officer
Xianyang Chen	41	Chief Technical Officer
Yu Gao	41	Chief Marketing Officer

Ms. Chang has served as Bao Feng’s Chief Executive Officer since May 2016. For Ms. Chang’s biographical information, see “Officers and Directors of the Company,” above.

Dr. Chen has served as Bao Feng’s Chief Technical Officer since 2016. His work at Bao Feng primarily involves the establishment of a prediction model for Alzheimer's disease and the extraction and purification of nervonic acid from Acer truncatum and its application in the field of brain health. Dr. Chen has served as an honorary professor of the academic department at the Research Center of Plateau medicine at China Medical University since April 2021. Prior to joining Bao Feng, from 2011 to 2015, Dr. Chen was employed as an assistant professor at the Institute of Botany, Chinese Academy of Sciences where his work primarily involved metabolomics and data modeling, and where he presided over a natural science foundation project. Dr. Chen has published five articles and co-authored fifteen articles in various scientific journals. Dr. Chen holds a bachelor's degree in grass science from the School of Resources and Environment, Beijing Forestry University and a doctorate degree in developmental biology from the Institute of Botany, Chinese Academy of Sciences.

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

Compensation Of Executive Officers And Directors

The following table summarizes all compensation received or to be received by our directors and our Chief Executive Officer, President, Secretary and Chief Financial Officer and by the directors, executive officers and key employees of Bao Feng in the fiscal years ended March 31, 2024, 2023 and 2022.

Summary Compensation Table

		Compensation Paid
Name and Principal Position	Year	Salary(1) ($)		Bonus(1) ($)	Other Compensation(1) ($)
Ting Ting Chang	2024	16,776	(2)	Nil	N/A
CEO, President, Secretary and Director	2023	17,520	(2)	Nil	N/A
	2022	18,696	(2)	Nil	N/A

Fung Ming Pang	2024	72,000	(3)	Nil	N/A (3)
CFO and Director	2023	72,000	(3)	Nil	N/A (3)
	2022	72,000	(3)	Nil	N/A (3)

Daphne Huang	2024	3,750	(4)	Nil	N/A
Independent Director	2023	20,000	(4)	Nil	N/A
	2022	Nil	(4)	Nil	N/A

Chi Wai (Gabriel) Tse	2024	24,000	(5)	Nil	N/A
Independent Director	2023	16,000	(5)	Nil	N/A
	2022	Nil	(5)	Nil	N/A

Shuo Dong	2024	24,000	(5)	Nil	N/A
Independent Director	2023	16,000	(5)	Nil	N/A
	2022	Nil	(5)	Nil	N/A

Chinghai Ning	2024	19,000	(6)	Nil	N/A
Independent Director	2023	Nil	(6)	Nil	N/A
	2022	Nil	(6)	Nil	N/A

Lingxiao Dai	2024	N/A	(7)	N/A	N/A
Independent Director	2023	Nil	(7)	Nil	Nil
	2022	Nil	(7)	Nil	Nil

Jen-Chuan Yeh	2024	N/A	(7)	N/A	N/A
Independent Director	2023	Nil	(7)	Nil	Nil
	2022	Nil	(7)	Nil	Nil

Xianyang Chen	2024	Nil	(8)	Nil	N/A
	2023	Nil	(8)	Nil	N/A
	2022	Nil	(8)	Nil	N/A

Xia Li (9)	2024	—		Nil	N/A
Vice President of	2023	8,760		Nil	N/A
Finance of Bao Feng	2022	18,696		Nil	N/A

Yu Gao	2024	16,776		Nil	N/A
CMO of Bao Feng	2023	17,520		Nil	N/A
	2022	18,696		Nil	N/A

(1)	Expressed in U.S. Dollars based on the annual average exchange rate as reported by the Federal Reserve Bank of New York of 7.153 RMB for each US dollar in 2024; 6.8493 RMB for each US dollar in 2023; and 6.4184 RMB for each U.S. dollar in 2022.

(2)	Paid to Ms. Chang by Bao Feng as compensation for her services to that company.

(3)	Ms. Pang became an officer and director of the Company on May 4, 2020. Compensation amounts do not include the value of 600,000 cashless options to purchase Ordinary Shares of the Company at $0.50 per Ordinary Share issued to Ms. Pang in May 2020.

(4)	Ms. Huang was appointed to the Board of Directors of the Company on August 1, 2022 and resigned as an independent director effective May 15, 2023.

(5)	Mr. Tse and Dr. Dong were appointed to the Board of Directors of the Company on August 1, 2022.

(6)	Dr. Ning was appointed to the Board of Directors of the Company on June 16, 2023.

(7)	Ms. Dai and Mr. Yeh were appointed to the Board of Directors of the Company on April 30, 2021 and resigned as independent directors on August 1, 2022. They were not compensated for serving as independent directors of the Company during the period.

(8)	In lieu of a cash salary, Mr. Chen received shares of Bao Feng, which were later transferred to Zhong Yuan-SZ in exchange for shares of Zhong Yuan Investment as part of a corporate reorganization.

(9)	Ms. Li resigned as Vice President of Finance of Bao Feng on August 30, 2022.

We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2024 or 2023, other than contributions to our Provident Fund Plan as social insurances and housing provident fund, which aggregated approximately $13,500 and $14,000, respectively, for officers and directors.

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

On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 of our Ordinary Shares on a cashless basis. As a result of this exercise, 272,118 Ordinary Shares were issued to Ms. Pang. Ms. Pang’s remaining 300,000 Options remain unexercised as of the date of this Annual Report.

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

Compensation of Directors

Mr. Tse, Dr. Dong and Ms. Huang, a former independent director of the Company, have entered into Director’s Agreements effective on August 1, 2022. Dr. Ning entered into a Director’s Agreement effective on June 16, 2023. The terms and conditions of each such Director’s Agreement are similar in all material respects. Each Director’s Agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of her or his Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Director’s Agreements, the initial annual fee that is payable to each of our independent directors is as follows:

Independent Director	Annual Compensation

Daphne Huang(1)	$30,000
Chi Wai (Gabriel) Tse	$24,000
Shuo Dong	$24,000
Chinghai Ning	$24,000

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

Ting Ting Chang, CEO of both the Company and Bao Feng, entered into a five-year Employment Agreement with Bao Feng for a term which commenced May 16, 2017 and terminated on May 15, 2022. On May 16, 2022, Ms. Chang entered into a Supplement to her five-year Employment Agreement with the same terms and conditions as the five-year Employment Agreement, but without any fixed period. The Employment Agreement, as supplemented, may be terminated by mutual agreement or by either party under certain specified conditions. Ms. Chang is currently paid a monthly salary of RMB10,000. In addition, Ms. Chang has entered into an Indemnification Agreement with the Company pursuant to which the Company has agreed to indemnify her, to the fullest extent permitted by the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, against any and all expenses, liability and loss that she may incur as a result of any proceeding based on her alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Company.

Fung Ming Pang, CFO of the Company, has entered into a three-year Employment Agreement with the Company for a term which commenced May 4, 2020 and terminated on May 3, 2023. The Employment Agreement was renewed for an additional one-year term and may be renewed for additional one-year terms unless earlier terminated. Under the Agreement, Ms. Pang is paid a monthly salary of $2,000 until November 2020 and $6,000 thereafter. In addition, Ms. Pang is entitled to annual bonuses as determined by the Board of Directors and payable either in stock, stock options or cash, or any combination thereof. Pursuant to the Agreement, Ms. Pang was granted cashless options to purchase 600,000 (post-Reverse Stock Split) Ordinary Shares of the Company at $0.50 per share (as adjusted for the Reverse Stock Split), 50% of which vested on July 15, 2021 and 50% of which vested on July 15, 2022. The options are exercisable for five years after the date of vesting. Ms. Pang may be granted additional options upon approval of the Board of Directors. The Agreement may be terminated by the Company with or without cause, voluntarily by Ms. Pang or by Ms. Pang upon a change in control of the Company. The Agreement contains a covenant not to compete and a non-disclosure clause. In addition, Ms. Pang has entered into an Indemnification Agreement with the Company pursuant to which the Company has agreed to indemnify her, to the fullest extent permitted by the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, against any and all expenses, liability and loss that she may incur as a result of any proceeding based on her alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer of the Company.

Xianyang Chen, CTO of Bao Feng, entered into a Technology Shareholding Cooperation Agreement, dated June 1, 2017, with Bao Feng pursuant to which he received shares equal to a 20% interest in Bao Feng in lieu of a salary, rather than an Employment Agreement. Pursuant to the re-organization of China Bio, his 20% interest in Bao Feng was transferred to Zhong Yuan-SZ on January 19, 2018 in exchange for a 16% interest in Zhong Yuan Investment. If the Company is listed on either Nasdaq or the NYSE, Mr. Chen’s salary will be determined according to the salary structure of the listed Company. The Agreement contains a 5-year non-competition clause and a non-disclosure clause.

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

Share Ownership

The following table shows the number of Ordinary Shares beneficially owned by our directors and executive officers as of the date of this Annual Report:

Name and Address	Ordinary Shares Directly Owned		Ordinary Shares Beneficially Owned		Total Number of Ordinary Shares Beneficially Owned		Percent of Beneficial Ownership(1)
Ting Ting Chang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	2,656,388	(2)	—		2,656,388	(2)	15.00%

Fung Ming Pang Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	272,118	(3)	2,956,388	(2)(4)	3,228,506	(2)(3)(4)	18.23%

Chinghai Ning Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	—		—		—		0.00%

Chi Wai (Gabriel) Tse Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	—		—		—		0.00%

Shuo Dong Suite 901, Tesbury Centre 28 Queen’s Road East Wanchai, Hong Kong	—		—		—		0.00%

All Directors and Officers as a group (5 persons)	2,928,506		2,956,388		5,884,894		33.23%

(1)	Based on 17,709,718 Ordinary Shares outstanding as of the date of this Annual Report.

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

Item 7. Major Shareholders and Related Party Transactions

Major shareholders

We are not directly or indirectly owned or controlled by any foreign government or by another corporation, other than as indicated in the table below. The following table sets forth information regarding beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Shares;

●	each of our named executive officers;

●	each of our directors and director nominees; and

●	all of our current executive officers, directors and director nominees as a group.

Applicable percentage ownership is based on 17,709,718 Ordinary Shares of the Company issued and outstanding as of the date of this Annual Report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below, we believe that the beneficial owners of our Shares listed below have sole voting and investment power with respect to the Shares shown.

The address of each person listed on the table is Suite 901, Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

Name	Ordinary Shares Directly Owned		Ordinary Shares Beneficially Owned		Percent of Beneficial Ownership(1)
Yu Chang	6,425,287	(2)	—		36.28%
Ting Ting Chang	2,656,388	(2)	—		15.00%
Prime Legend Limited	2,656,388	(2)	—		15.00%
Fung Ming Pang	272,118	(3)	2,956,388	(2)(4)	18.23%
Xianyang Chen	2,125,111	(2)	—		12.00%

(1)	Based on 17,709,718 Ordinary Shares outstanding as of the date of this Annual Report.

(2)	On December 30, 2021, Zhong Yuan Investment transferred 6,425,287 Shares, 2,656,388 Shares, 2,656,388 Shares, 2,125,111 Shares, and 318,767 Shares of the Company (totaling 14,181,941 Shares of the Company) to Yu Chang, father of Ting Ting Chang, our Chief Executive Officer and director, Ting Ting Chang, Prime Legend Limited which is 100% owned of record by Fung Ming Pang, our Chief Financial Officer and director, Xianyang Chen, Bao Feng’s Chief Technical Officer and Shuju Chen respectively. After these Share transfers, Zhong Yuan Investment does not hold any Ordinary Shares of the Company.

(3)	On May 4, 2020, the Company granted 600,000 cashless Options to Ms. Pang. The Options are exercisable at $0.50 per Ordinary Share, vested 50% on July 15, 2021 and 50% on July 15, 2022 and are exercisable for five years after the date of vesting. On December 2, 2021, Ms. Pang exercised her Options to acquire 300,000 Shares of the Company on a cashless basis. As a result of this exercise, 272,118 Shares of the Company were issued to Ms. Pang.

(4)	Includes 2,656,388 Ordinary Shares held of record by Prime Legend Limited, which is 100% owned of record by Ms. Pang, our Chief Financial Officer and director, who is also its sole director, and 300,000 Ordinary Shares underlying cashless Options that vested on July 15, 2022 and will be exercisable until July 14, 2027.

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

Related Party Transactions

The following discussion is a brief summary of certain material arrangements, agreements and transactions we have had with related parties since April 1, 2020, other than the compensation arrangements we describe in “Compensation of Executive Officers and Directors.”

The Company utilizes the office space and equipment of a business associate of management in Hong Kong at no cost. Management estimates the value of such office space and equipment to be immaterial.

During the year ended March 31, 2022, the Company generated service income of $44,094 and $38,215 by providing research and development services to Beijing Guo Bao Feng Bio-technology Co. Ltd. and Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd., respectively. There was no such service income generated for the fiscal year ended March 31, 2023. Mr. Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our CEO and director, had interests in and/or served as a director of both of those companies. Subsequent to March 31, 2022, Mr. Yu Chang sold all of his interest in Beijing Guo Bao Feng and, as a result, Beijing Guo Bao Feng is no longer a related party of the Company.

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

During the fiscal years ended March 31, 2023 and 2024, the following related companies in which Yu Chang, the Company’s major shareholder and father of Ting Ting Chang, our Chief Executive Officer and director, has a significant equity interest and/or for which he serves as a director, provided research and development services to the Company:

			Recognized as R&D expenses
Name	Description of R&D project	Contract sum	For the year ended March 31, 2023	For the year ended March 31, 2024
		$	$	$
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	Seedling analysis	109,060	43,624	—
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	155,800	38,950	—
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	67,306	—	—
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	94,337	18,867	—
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	124,640	31,160	—
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	Metabolomics testing and analysis	272,650	81,795	—

Total		823,793	214,396	—

As of March 31, 2024, an outstanding loan from China Construction Bank of $325,475 (RMB2,325,000) with an annual interest rate of 0.15% over the PRC 1-year prime lending rate was secured by a pledge of property of the Company’s CEO and executive director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months.

 As of March 31, 2023, an outstanding loan from China Construction Bank of $338,520 (RMB2,325,000) with an annual interest rate of 0.15% over the PRC 1-year prime lending rate was secured by a pledge of property of the Company’s CEO and executive director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months.

As of March 31, 2024 and 2023, there was an amount due to Ting Ting Chang, our CEO and executive Director of the Company of $12,703 and $nil, respectively. The amount due to Ting Ting Chang was unsecured, non-interest bearing and repayable on demand.

Except as otherwise indicated herein, there have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 and Item 407(a) of Regulation S-K.

Interests of Experts and Counsel

Not Applicable

Item 8. Financial Information

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - "Financial Statements."

Item 9. The Offer and Listing

Offer and Listing Details

Our Ordinary Shares are currently trading on the Expert Market of OTC Markets under the symbol ZHYBF. We have applied for our Ordinary Shares to be listed on the Nasdaq Capital Market; however, there can be no assurance that our Ordinary Shares will be accepted for trading on that market or that a viable public market will ever develop.

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

As of the date of this Annual Report, there are 17,699,618 of our Ordinary Shares issued and outstanding, including 16,150,000 (as adjusted for the Reverse Stock Split) which were issued in July 2019 in consideration for 100% of the outstanding shares of China Bio pursuant to the Share Exchange. All Ordinary Shares are fully paid. Except for the remaining 300,000 Options issued to Ms. Pang and the 13,000 Warrants that were issued in the 2021 private securities offering, we do not have any options to purchase Ordinary Shares or any preferred shares outstanding.

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

Objects of the Company

Under our Amended and Restated Memorandum and Articles of Association, the objects of our Company are un-restricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

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

General Meetings

Provisions in respect of the holding of annual general meetings and extraordinary general meetings are set out in Paragraphs 55 through 69 of the Articles and under the Companies Act of the Cayman Islands. The directors may convene meetings of the shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding not less than one-third of the share capital of the Company as at that date carries the right to vote at general meetings of the Company.

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

Material Contracts

Summaries of our employment contracts with executive officers and key employees are disclosed under “Compensation of Executive Officers and Directors - Employment Contracts” and were filed as Exhibits 10.9 through 10.11 to our Report on Form 6-K filed with the SEC on September 5, 2019.

Summaries of our leases are disclosed under “Our Business - Properties” and were filed as Exhibits 10.13 and 10.14 to our registration statement on Form F-1 filed with the SEC on April 28, 2020.

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

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our principal executive officer, Ting Ting Chang, and principal financial officer, Fung Ming Pang, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act, as of March 31, 2024. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were ineffective at such time to ensure that information required to be disclosed by us in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our principal executive officer and principal financial officer also concluded that our disclosure controls, which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, were inappropriate to allow timely decisions regarding required disclosure.

Based on management's assessment, the Company determined that there were material weaknesses in its internal control over financial reporting as of March 31, 2024. The material weaknesses identified were as follows:

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

As a result of these material weaknesses, our management concluded that our internal control over financial reporting was not effective as of March 31, 2024. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

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

Our management assessed the effectiveness of our internal control over financial reporting at March 31, 2024 and determined that, as of March 31, 2024, our internal control over financial reporting was not effective.

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

Item 16C. Principal Accountant Fees and Services

On February 25, 2022, we engaged Centurion ZD CPA & Co. (“Centurion ZD”) to replace K. R. Margetson Ltd. as our independent registered public accounting firm to audit our financial statements for the fiscal year ended March 31, 2023 and onward. Fees billed to the Company by Centurion ZD for the fiscal year ended March 31, 2023 are set forth below in the column for that fiscal year.

On June 4, 2024, we accepted the resignation of Centurion ZD as our independent registered public accounting firm and we engaged TAAD, LLC, a PCAOB registered firm (“TAAD”), located at 20955 Pathfinder Road, Suite 370, Diamond Bar, California 91765. Fees billed to the Company by TAAD for the fiscal years ended March 31, 2024 and 2023 are set forth below.

	Fiscal Year Ended March 31,	Fiscal Year Ended March 31,
	2024	2023
Audit Fees	$92,700	162,700	(1)
Audit Related Fees	$—	8,000
Tax Fees	—	—
All other Fees	—	—
Total	$92,700	170,700

(1) Includes audit fees of $70,000 charged by Centurion ZD and $92,700 charged by TAAD for the fiscal year ended March 31,2023.

Audit Fees consisted of fees billed for services rendered for the audit of the Company's annual consolidated financial statements included in the Company's annual reports on Form 20-F and other regulatory filings, and "audit related fees" are for review of the consolidated financial statements included in the Company's interim reports on Form 6-K.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our Ordinary Shares are not currently listed on an exchange.

In conjunction with our proposed public offering, we have applied for our Ordinary Shares to be listed on the Nasdaq Capital Market. As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None

Item 16F. Changes in Registrant's Certifying Accountants

On May 4, 2023, we accepted the resignation of K. R. Margetson Ltd. (“Margetson”) as our independent registered public accounting firm. The report of Margetson on our financial statements for the fiscal year ended March 31, 2022 contained no adverse opinion or disclaimer of opinion and was not modified. During our fiscal years ended March 31, 2022 and 2023 and the subsequent interim period preceding Margetson’s resignation, we had no disagreements with Margetson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Margetson, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period. The decision to accept the resignation and change our independent accountant was approved and ratified by our Board of Directors on May 4, 2023.

During our fiscal years ended March 31, 2022 and 2023 and the subsequent interim period preceding Margetson’s resignation, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K.

We provided Margetson with a copy of the disclosure before filing our Report on Form 6-K regarding our change of accountants. We requested that Margetson provide us with a letter addressed to the SEC stating whether or not it agreed with the above statements, and we received a letter from Margetson addressed to the SEC stating that it agreed with the above statements. A copy of such letter, dated May 11, 2023, is filed as Exhibit 99.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on May 11, 2023.

We engaged Centurion ZD as our new independent registered public accounting firm effective May 4, 2023. During the prior two fiscal years and through the date of Centurion ZD’s engagement, we did not consult with Centurion ZD regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Centurion ZD as our new independent registered public accounting firm, our Board of Directors considered all relevant factors, including that Centurion ZD was previously engaged as our independent registered public accounting firm, which audited our financial statements for the fiscal years ended March 31, 2020 and 2021.

On June 4, 2024, we accepted the resignation of Centurion ZD as our independent registered public accounting firm. The report of Centurion ZD on our financial statements for the fiscal year ended March 31, 2023 contained no adverse opinion or disclaimer of opinion and was not modified. The decision to accept the resignation of the independent accountant was approved and ratified by our Board of Directors on June 4, 2024.

During our fiscal year ended March 31, 2023 and the subsequent interim period preceding Centurion ZD’s resignation, we had no disagreements with Centurion ZD on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion ZD, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our fiscal year ended March 31, 2023 and the subsequent interim period preceding Centurion ZD’s resignation, there were no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

We provided Centurion ZD with a copy of the disclosure before filing our Report on Form 6-K regarding our change of accountants. We requested that Centurion ZD provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from Centurion ZD stating that it agrees with the above statements. A copy of such letter, dated as of June 14, 2024, is filed as Exhibit 99.1 to the Report on Form 6-K filed on June 14, 2024.

We engaged TAAD, LLP (“TAAD”) as our new independent registered public accounting firm effective June 4, 2024. During the two most recent fiscal years and through the date of TAAD’s engagement, we did not consult with TAAD regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of TAAD as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors, including the fact that TAAD is located in the United States and is not located in China or Hong Kong.

Item 16G. Corporate Governance

Not Applicable

Item 16H. Mine Safety Disclosure

Not applicable

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable

Item 16J. Insider Trading Policy

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report for the fiscal year ended March 31, 2024.

Item 16K. Cybersecurity

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

b.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2024.

The Audit Committee of our Board of Directors is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

The following Financial Statements are filed as part of this Annual Report:

Item 19. Exhibits

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of Zhong Yuan Bio-Technology Holdings Limited (incorporated by reference to Exhibit A to the Definitive Schedule 14(C) filed with the SEC by the Company on January 16, 2018)

4.1	Share Exchange Agreement between Zhong Yuan Bio-Technology Holdings Limited and Zhong Yuan Investment Limited and its affiliates, dated July 30, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6-K filed with the SEC on August 2, 2019)

4.2	Agreement and Plan of Merger by and between China Biotech Holdings Limited and Zhong Yuan Bio-Technology Holdings Limited, dated November 15, 2017 (incorporated by reference to Exhibit B to the Definitive Schedule 14(C) filed with the SEC by the Company on January 16, 2018)

10.1	Office Lease Agreement between Beijing Century Changying Investment Management Co., Ltd. and Bao Feng Biotechnology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.2	Joint Project Contract between Bao Feng Biotech (Beijing) Co., Ltd. and National Health and Occupational Safety and Health Research Center (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.3	Agreement between Weng Niu Te Qi Government and Beijing Acer Truncatum Century Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.4	Exclusive Distribution Agreement between Medical Nutrition Research and Development Enterprise of America and Beijing Acer Truncatum Century Agricultural Technology Co., Ltd. (incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.5	Honorary Consultant Cooperation Agreement between Bao Feng Biotech (Beijing) Co., Ltd. and Jiang Hai Hui (incorporated by reference to Exhibit 10.5 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.6	Honorary Consultant Cooperation Agreement between Bao Feng Biotech (Beijing) Co., Ltd. and Jiang Nan (incorporated by reference to Exhibit 10.6 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.7	Honorary Consultant Cooperation Agreement between Bao Feng Biotech (Beijing) Co., Ltd. and Lin Feng (incorporated by reference to Exhibit 10.7 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.8	Technology Shareholding Cooperation Agreement between Bao Feng Bio-Technology (Beijing) Limited and Xianyang Chen (incorporated by reference to Exhibit 10.8 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.9	Labor Contract between Bao Feng Bio-Technology (Beijing) Limited and Ting Ting Chang (incorporated by reference to Exhibit 10.9 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.10	Labor Contract between Bao Feng Bio-Technology (Beijing) Limited and Xia Li (incorporated by reference to Exhibit 10.10 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.11	Labor Contract between Bao Feng Bio-Technology (Beijing) Limited and Yu Gao (incorporated by reference to Exhibit 10.11 to the Company’s Report on Form 6-K filed with the SEC on September 5, 2019)

10.12	Labor Contract between Bao Feng Bio-Technology (Beijing) Limited and Yu Gao dated December 24, 2019 (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 17, 2020)

10.13	Langfang Lease Contract between Liu Wen and Bao Feng Biotechnology (Beijing) Limited (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1/A filed with the SEC on April 28, 2020)

10.14	Housing Rental Contract between Beijing Century Changying Investment Management Co., Ltd. and Baofeng Biotechnology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1/A filed with the SEC on April 28, 2020)

10.15	Processing and Production Cooperation Agreement between Beijing Acer Truncatum Century Agricultural Science and Technology Co., Ltd. and Inner Mongolia Xingyuan Vegetable Oil Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1/A filed with the SEC on June 11, 2020)

10.16	Supply and Marketing Contract between Heze Zonghoo Jianyuan Biotech Co., Ltd. and Baofeng Biotech (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1/A filed with the SEC on June 11, 2020)

10.17	Executive Employment Agreement between Zhong Yuan Bio-Technology Holdings Limited and Fung Ming Pang (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1/A filed with the SEC on June 11, 2020)

10.18	Form of Indemnification Agreement Form of Indemnification Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1/A filed with the SEC on September 11, 2020)

10.19	Equity Transfer Agreement between Dandong Baofeng Seedling Technology Co., Ltd and Baofeng Biotechnology (Beijing) Co., Ltd. (incorporated by reference to Exhibit 10.19 to the Company’s Annual Report on Form 20-F filed with the SEC on August 17, 2020)

10.19B	Form of Leases for real property in Dandong city leased by Dandong Bao Feng Seedling Technology Co., Limited (incorporated by reference to Exhibit 10.19 to the Company’s Post-Effective Amendment on Form POS AM filed with the SEC on June 1, 2021)

10.20	Audit Committee Charter (incorporated by reference to Exhibit 10.20 to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022)

10.21	Compensation Committee Charter (incorporated by reference to Exhibit 10.21 to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022)

10.22	Nomination Committee Charter (incorporated by reference to Exhibit 10.22 to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022)

10.23	Code of Ethics (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 25, 2022)

10.24	Agreement dated March 28, 2022 between Dandong Bao Feng Seedling Technology Co. and Fanyuan Meng (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 20-F filed with the SEC on September 26, 2022).

10.25	Supplemental Agreement dated April 11, 2022 between Dandong Bao Feng Seedling Technology Co. and Fanyuan Meng (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 20-F filed with the SEC on September 26, 2022).

10.26	Equity Acquisition Agreement dated September 19, 2022 between ZhongYuan Nervonic Acid Biotechnology Co. and Bao Feng Bio-Technology (Beijing) Co. (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form F-1 filed with the SEC on October 27, 2022).

10.27	Revised Audit Committee Charter (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 25, 2022)

10.28	Housing Lease Agreement between Beijing Century Changwin Investment Management Co. and Baofeng Biotechnology (Beijing) Co. (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement on Form F-1/A filed with the SEC on August 22, 2023)

10.29	Resident Management Agreement for Zhongguancun Medical Engineering Health Industrial Base (incorporated by reference to Exhibit 10.29 to the Company’s Registration Statement on Form F-1/A filed with the SEC on August 22, 2023)

10.30	Cooperative Agreement between Baofeng Biotechnology (Beijing) Co., Ltd and Xuanwu Hospital, Capital Medical University (incorporated by reference to Exhibit 10.30 to the Company’s Registration Statement on Form F-1/A filed with the SEC on March 26, 2024)

10.31*	Amended and Restated Audit Committee Charter

11.1*	Insider Trading Policy

12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Dated: November 7, 2024	/s/ CHANG Ting Ting
CHANG Ting Ting
President, Chief Executive Officer, Secretary and Director

Dated: November 7, 2024	/s/ PANG Fung Ming
PANG Fung Ming
Chief Financial Officer and Director

Zhong Yuan Bio-Technology Holdings Limited

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Zhong Yuan Bio-Technology Holdings Limited and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhong Yuan Bio-Technology Holdings Limited and its subsidiaries (the "Company") as of March 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the years in the two-year period ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flow for each of the years in the two-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has accumulated losses to date that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of Previously Issued Financial Statements

As discussed in Note 22 to the consolidated financial statements, the 2023 consolidated financial statements have been restated to correct certain misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ TAAD, LLP.

We have served as the Company's auditor since 2024.

Diamond Bar, CA

November 7, 2024

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of March 31
		2024	2023
Assets	Notes		As Restated
Current assets
Cash at banks		$145,257	$277,836
Accounts receivable, net	4	790,626	353,703
Loan receivable, net	5	679,790	—
Inventories	6	29,659	131,474
Deferred offering costs	7	237,982	163,461
Prepaid expenses and other current assets	8	142,859	116,963

Total current assets		2,026,173	1,043,437

Non-current assets
Equity investment	9	562,000	562,000
Right-of-use assets	20(b)	577,665	523,519
Property, plant and equipment, net	10	2,395	4,772
Total non-current assets		1,142,060	1,090,291

Total assets		$3,168,233	$2,133,728
Liabilities and Stockholders’ Deficit
Current liabilities
Bank loans, current	12	$1,561,983	$1,358,221
Accrued liabilities and other current payables	11	756,830	770,218
Amount due to a director	13	12,703	—
Lease liabilities, current	20(b)	151,170	79,475
Total current liabilities		2,482,686	2,207,914

Non-current liabilities
Bank loan, non-current	12	325,475	—
Lease liabilities, non-current	20(b)	578,866	608,068
Total non-current liabilities		904,341	608,068

Total liabilities		3,387,027	2,815,982
Contingencies and commitment	20(a)	—	—

Total stockholders’ deficit
Ordinary shares, 50,000,000 shares authorized at par value of $0.001 each; 17,709,718 and 17,679,618 shares issued and outstanding as of March 31, 2024 and 2023, respectively		17,710	17,680
Additional paid-in capital		2,813,431	2,703,081
Accumulated deficit		(3,214,881)	(3,517,091)
Accumulated other comprehensive income		179,191	97,451
Total Zhong Yuan Bio-Technology Holdings Limited stockholders' deficit		(204,549)	(698,879)
Non-controlling interest		(14,245)	16,625
Total stockholders’ deficit		(218,794)	(682,254)

Total liabilities and stockholders’ deficit		$3,168,233	$2,133,728

The accompanying notes are an integral part of these consolidated financial statements

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		Year ended March 31,
	Notes	2024	2023	2022
			As Restated	As Reclassified
Net product sales	3	$1,256,169	$1,489,053	$1,799,074
Research and development services		564,870	173,547	529,452
Royalty revenues		193,434	—	—
Event organizing revenues		263,773	—	—
Total revenues		2,278,246	1,662,600	2,328,526
Cost of sales		(206,374)	(144,683)	(420,273)
General and administrative expenses		(897,517)	(917,773)	(1,025,725)
Research and development expenses		(493,839)	(526,760)	(680,313)
Selling and marketing expenses		(413,959)	(1,679,720)	(887,974)
Total		(2,011,689)	(3,268,936)	(3,014,285)
Operating profit (loss)		266,557	(1,606,336)	(685,759)
Other income (expenses)
Loss on disposal of a subsidiary	15	—	(90,493)	—
Other income (expenses)		(8,338)	7,249	2,553
Government grant		69,900	58,212	46,740
Interest income		24,473	605	163
Interest expense	12	(81,317)	(46,723)	(35,241)
Total other income (expenses), net		4,718	(71,150)	14,215
Profit (Loss) before income tax		271,275	(1,677,486)	(671,544)
Income tax benefit (expense)	16(a)	594	8,840	(11,119)
Net profit (loss) from continuing operations		$271,869	$(1,668,646)	$(682,663)
Net loss from discontinued operation	17	—	(535,480)	(442,902)
Net profit (loss) before allocation to non-controlling interest		$271,869	$(2,204,126)	$(1,125,565)
Other comprehensive income (loss)
Foreign currency translation adjustment		81,211	(76,380)	14,335
Comprehensive income (loss)		$353,080	$(2,280,506)	$(1,111,230)
Comprehensive (loss) attributable to non-controlling interest		(30,870)	(52,220)	—
Comprehensive income attributable to ordinary stockholders		$383,950	$(2,228,286)	$(1,111,230)
Net profit (loss) from continuing operations attributable to:
Ordinary stockholders		$302,210	$(1,613,777)	$(682,663)
Non-controlling interest		(30,341)	(54,869)	—
Total		$271,869	$(1,668,646)	$(682,663)
Net loss from discontinued operations attributable to:
Ordinary stockholders		$—	$(535,480)	$(442,902)
Non-controlling interest		—	—	—
Total		$—	$(535,480)	$(442,902)
Net profit (loss) attributable to:
Ordinary stockholders		$302,210	$(2,149,257)	$(1,125,565)
Non-controlling interest		(30,341)	(54,869)	—
Total		$271,869	$(2,204,126)	$(1,125,565)
Profit (Loss) per share - Basic
Continuing operations		$0.02	(0.09)	(0.04)
Discontinued operation		—	(0.03)	(0.03)
Profit (Loss) per share		$0.02	(0.12)	(0.07)
Profit (Loss) per share – Fully Diluted
Continuing operations		$0.02	(0.09)	(0.04)
Discontinued operation		—	(0.03)	(0.03)
Profit (Loss) per share		$0.02	(0.12)	(0.07)
Weighted average number of shares outstanding
- Basic		17,692,853	17,666,043	17,283,258
- Fully diluted		17,992,853	17,666,043	17,283,258

The accompanying notes are an integral part of these consolidated financial statements.

 ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Ordinary Stockholders
	Ordinary Shares
	No. of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Zhong Yuan Bio-Technology Holdings Limited Shareholders’ Deficit	Non-controlling Interest	Total
Balance as of March 31, 2021	17,145,000	$17,145	$1,563,472	$(242,269)	$162,145	$1,500,493	$—	$1,500,493
Issuance of shares through private placement	130,000	130	233,870	—	—	234,000	—	234,000
Grant of stock options	—	—	318,137	—	—	318,137	—	318,137
Exercise of stock options	272,118	272	(272)	—	—	—	—	—
Net loss	—	—	—	(1,125,565)	—	(1,125,565)	—	(1,125,565)
Foreign current translation adjustment	—	—	—	—	14,335	14,335	—	14,335
Balance as of March 31, 2022	17,547,118	$17,547	$2,115,207	$(1,367,834)	$176,480	$941,400	—	$941,400
Non-controlling interest contribution	—	—	—	—	—	—	68,845	68,845
Issuance of shares through private placement	132,500	133	533,368	—	—	533,501	—	533,501
Grant of stock options	—	—	54,506	—	—	54,506	—	54,506
Net loss	—	—	—	(2,149,257)	—	(2,149,257)	(54,869)	(2,204,126)
Foreign current translation adjustment	—	—	—	—	(79,029)	(79,029)	2,649	(76,380)
Balance as of March 31, 2023 (As Restated)	17,679,618	$17,680	$2,703,081	$(3,517,091)	$97,451	(698,879)	$16,625	(682,254)
Issuance of shares through private placement	30,100	30	110,350	—	—	110,380	—	110,380
Net profit (loss)				302,210	—	302,210	(30,341)	271,869
Foreign current translation adjustment	—	—	—	—	81,740	81,740	(529)	81,211
Balance as of March 31, 2024	17,709,718	$17,710	$2,813,431	$(3,214,881)	$179,191	$(204,549)	$(14,245)	$(218,794)

The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2024	2023	2022
Cash flows from operating activities:		As Restated	As Reclassified
Net profit (loss):
From continuing operations	$271,869	$(1,668,646)	$(682,663)
From discontinued operations	—	(535,480)	(442,902)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation of computer and office equipment, fixtures, and furniture	2,030	3,743	5,376
Loss on disposal of computer and office equipment, fixtures, and furniture	141	997	—
Amortization of right-of-use assets	120,499	155,099	161,223
Stock-based compensation expense	—	54,506	318,137
Write off of other receivables	—	—	30,920
Write off of amounts due from related companies	—	156,826	—
Loss on disposal of a subsidiary	—	90,493	—
Changes in operating assets and liabilities:
Accounts receivable	(436,923)	(174,940)	70,611
Loan receivable	(679,790)	—	—
Inventories	101,816	(78,802)	6,713
Prepaid expenses and other current assets	(112,070)	(94,869)	45,198
Accrued expenses and other payables	(13,388)	586,656	(70,756)
Net cash used in continuing operations	(745,816)	(968,937)	(115,241)
Net cash used in discontinued operation	—	(56,422)	(137,933)
Net cash used in operating activities	(745,816)	(1,025,359)	(253,174)

Cash flows from investing activities:
Purchase of computer and office equipment, fixtures, and furniture	—	(22,369)	(2,149)
Cash consideration received from the disposal of a subsidiary	—	140,500	—
Net cash provided by continuing operations	—	118,131	(2,149)
Net cash provided by discontinued operation	—	—	—
Net cash provided by investing activities	—	118,131	(2,149)

Cash flows from financing activities:
Proceeds from private placement	110,380	533,501	234,000
Proceeds from bank loans	1,561,983	1,022,502	567,431
Repayment of bank loans	(969,976)	(427,751)	(402,254)
Advance from a director	12,703	—	—
Repayment from related companies	—	246,831
Advances to related companies	—	(79,320)	(136,135)
Net cash provided by continuing operations	715,090	1,295,763	263,042
Net cash provided by discontinued operation	—	—	—
Net cash provided by financing activities	715,090	1,295,763	263,042

Effect of exchange rate changes on cash	(101,853)	(212,418)	(100,590)
Net increase (decrease) in cash	(132,579)	176,117	(92,871)
Cash at beginning of year	277,836	101,491	188,133
Cash at beginning of year held by discontinued operation	—	228	6,457
Cash at end of year held by discontinued operation	—	—	228
Cash at end of year	$145,257	$277,836	$101,491
Supplemental information:
Cash paid for income tax	$—	$621	$11,119
Cash paid for interests	81,317	46,723	35,361
Major non-cash transactions:
Right of use assets obtained in exchange for operating lease obligations	$—	28,390	$37,611
Equity investment consideration received from the disposal of a subsidiary	—	562,000	—

 The accompanying notes are an integral part of these consolidated financial statements.

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

Nature of operations

Zhong Yuan Bio-Technology Holdings Limited (“ZY Holdings” or the “Company”) was incorporated in the Cayman Islands on July 5, 2016. The Company is an investment holding company. Through its wholly-owned subsidiaries, the Company is engaged in the businesses of developing early detection kits for brain diseases and new drugs for neurological diseases; sales of plant-derived nervonic acid dietary supplements (referred to as new food raw materials products in China); provision of technical supporting services and sales of Acer truncatum seedlings. ZY Holdings together with its subsidiaries are collectively referred to as the “Company”.

 Formation of BF internet

Beijing Baofeng Internet Bio-Technology Limited (BF Internet) was incorporated under the laws of the PRC on May 23, 2022. It is owned 51% by Bao Feng Bio-Technology (Beijing) Limited (“BF Beijing’) and 49% by Mr. Yong Sheng, a shareholder of the Company. The principal activities of BF Internet are to sell and market BF Beijing’s nervonic acid-based health supplements over the internet.

Disposal of Dandong BF by BF Beijing

On September 30, 2022, BF Beijing sold its 100% interest in Dandong Bao Feng Seedling Technology Co. Limited (“Dandong BF”) to Zhong Yuan Nervonic Acid Bio-Technology Co. Ltd., of which Mr. Yu Chang is a director, general manager and a major shareholder, for a total consideration of RMB5 million (approximately $702,500). RMB1million (approximately $140,500) was paid in cash and the balance of RMB4 million (approximately $562,000) was exchanged for a 7% interest in Yanbian Bao Feng Biotechnology Co., Ltd. (“Yanbian BF”), of which Mr. Yu Chang is the legal representative and the ultimate majority beneficial shareholder. Yanbian BF was incorporated in the PRC on May 24, 2018 and is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds. As a result of the sale, Dandong BF is no longer owned by Bao Feng and is not a subsidiary of the Company.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The Company’s financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. However, the Company has accumulated deficit to date. This condition, among negative working capital and substantial amount of short-term bank loans, raises substantial doubt about the ability of the Company to continue as going concern for one year from the date these financial statements are issued.

In view of these matters, continuation as going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financial requirements, raise additional capital, and the success of its future operations. The financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should the Company not continue as a going concern.

Management plans to fund operations of the Company through bank loans, private placement of restricted securities and the issuance of stock in subsequent offering until such a time as a business or other profitable investment may be achieved.

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

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of March 31 2024	Effective ownership as of March 31, 2023
ZY Holdings	Cayman Islands	July 5, 2016	Investment holding	100%	100%
China Bio	Republic of Seychelles	June 27, 2016	Investment holding	100%	100%
ZY HK	Hong Kong	June 13, 2016	Investment holding	100%	100%
ZY Shenzhen	PRC	June 10, 2014	Investment holding	100%	100%
BF Beijing	PRC	August 30, 2012	Nervonic acid research, development of nervonic acid based herbal and chemical drugs and the sales of dietary supplements (referred to as new food raw material product in China) containing nervonic acid	100%	100%
BF Internet	PRC	May 23, 2022	Sale and marketing of BF Beijing’s nervonic acid-based dietary supplements (referred to as new food raw material products in China) over the “TikTok” platform	51%	51%

Change in the Company’s interest in a subsidiary

When the Company loses control of a subsidiary, the assets and liabilities of that subsidiary are deconsolidated. The loss of control of a subsidiary that is a business, other than in a nonreciprocal transfer to owners, results in the recognition of a gain or loss on the sale of the interest sold and on the revaluation of any retained noncontrolling investment. The gain or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the carrying amount of any non-controlling interest in the subsidiary (including AOCI attributable to the non-controlling interest) and (ii) the carrying amount of the assets (including goodwill), and liabilities of the subsidiary attributable to the owner of the Company. The fair value of any retained noncontrolling investment at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under ASC 810-10-40-3A Consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to revenue recognition, valuation of accounts receivables, inventories and stock-based compensation, provision for contingent liabilities, and uncertain tax positions. Actual results could differ from these estimates.

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

The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows: -

	2024	2023
Balance sheet items, except for equity accounts	RMB1=$0.1385 HK$1=$0.1278	RMB1=$0.1456 HK$1=$0.1274
Items in statements of income and cash flows	RMB1=$0.1398 HK$1=$0.1278	RMB1=$0.1460 HK$1=$0.1280

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, prepayments, deposits and other current assets, accounts payable, customer deposits, and salaries and benefits payables approximates their recorded values due to their short-term maturities.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in the PRC. As of March 31, 2024 and 2023, cash balances were $145,257 and $277,836, respectively. The Company maintains bank accounts in the PRC, which is not freely convertible into foreign currencies. In addition, cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs. While management believes that these banks are of high credit quality, it also continually monitors their creditworthiness. The Company and its subsidiaries have not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Prepayments, deposits and other current assets, net

Prepayment, deposits and other current assets, net, primarily consists of advances to suppliers for purchasing goods or services; deposits paid; prepaid expenses and other receivables. Prepayments, deposits and other current assets are classified as current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Accounts and loan receivables, net

Accounts and loan receivables, net are stated at the original amount less an allowance for doubtful accounts on such receivables. The allowance for doubtful accounts is estimated based upon the Company’s assessment of various factors including historical experience, the age of the receivable balances, current general economic conditions, future expectations and debtor specific quantitative and qualitative factors that may affect the Company’s debtors’ s ability to pay. An allowance is also made when there is objective evidence for the Company to reasonably estimate the amount of probable loss.

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

Deferred offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with the Company’s initial public offering as deferred offering costs until such offering is consummated. After consummation of the initial public offering these costs are recorded in stockholders’ equity as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process initial public offering be abandoned, the deferred offering costs will be expensed immediately as a charge to general and administrative expenses in the consolidated statements of income. The deferred offering costs of $74,521 and $163,461 was capitalized on the balance sheet for the years ended March 31, 2024 and 2023, respectively.

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

Impairment for long-lived assets

Long-lived assets, including office equipment, furniture and fixtures, computer equipment and right of use asset are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company measures impairment by comparing the carrying values of the long-lived assets to the replacement cost to the long-lived assets. For the years ended March 31, 2024 and 2023, the Company recognized nil impairment for the long-lived assets.

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

The Company currently generates its revenue from the following main sources:

(a)	Sales of dietary supplements (referred to as new food raw material products in China)

Sales of dietary supplements (referred to as new food raw material product in China) are recognized at a point in time when title transfers and the risks and rewards of ownership have passed to customers and when the selling price has been fixed and collectability is reasonably assured. The Company does not provide its customers with the right of return (except for quality), after-sale warranty or price protection. There are no customer acceptance provisions associated with the Company’s products.

The Company is subject to value added tax at 13% on the revenues earned from the sales of dietary supplements (referred to as new food raw material product in China) in the PRC. The Company presents its revenue net of value added tax, sales discount and returns. There were insignificant product returns for the two years ended March 31, 2024 and 2023 and hence no provision has been made for sales returns as of March 31, 2024 and 2023, respectively.

(b)	Research and Development services

Research and Development service income is recognized at a point in time when the research and development reports are issued to customers under the respective service contract terms and the contract amount is fixed by the service contract terms and collectability of service income is reasonably assured.

(c)	Royalty income

The Royalty income is derived from usage-based royalties, and it is recognized over time based on a fixed agreed amount of the royalty used by receiver.

(d)	Event organization income

Event organization income is recognized at a point in time when the event is completed under the respective service contract terms and the contract amount is fixed by the service contract terms and collectability of service income is reasonably assured.

The Company is subject to value added tax at 6% on research and development services, royalty, and event organization income in the PRC. The Company presents the income, net of valued added tax.

Cost of Revenue

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2024 and 2023. All of the tax returns of the Company’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing.

Value added tax (“VAT”)

Revenue represents the invoiced value of products sold and services provided, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold and services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiary in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labour regulations require that the Company make contributions to the government for these benefits based on a certain percentage from 0.2%-16% of the employee’s salaries with a cap as defined under the Chinese labour regulations. The Company has no legal obligation for the benefits beyond the contributions. The total employee benefits expensed as incurred were $99,808 and $99,387 for the years ended March 31, 2024 and 2023, respectively.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g. options) as if they had been exercised at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The following table presents a reconciliation of basic and diluted loss per share for the years ended March 31, 2024 and 2023:

	2024	2023
Net profit (loss) from continuing operations	$271,869	(1,668,646)

- basic	$0.02	$(0.09)
- diluted	$0.02	$(0.09)

Net profit (loss) from discontinued operation	$—	$(535,480)

- basic	$—	$(0.03)
- diluted	$—	$(0.03)

Net profit (loss) from continuing and discontinued operations	$271,869	$(2,204,126)

- basic	$0.02	$(0.12)
- diluted	$0.02	$(0.12)

Weighted average number of ordinary shares outstanding

- basic	17,692,853	17,666,043
- diluted	17,992,853	17,666,043

For the year ended March 31, 2024, 300,000 ordinary shares exercisable options were included in the EPS calculation.

For the year ended March 31, 2023, 300,000 ordinary shares exercisable options were excluded from the EPS calculation as their effect is anti-dilutive.

Significant risk and uncertainties

(a)	Concentration of credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash, restricted cash, accounts receivable, loan receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2024 and 2023, the aggregate amount of cash of $145,257 and $277,836, respectively, were mainly held at major financial institutions in the PRC, where there is currently no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers, suppliers and borrowers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts based on the individual customer’s, supplier’s and borrower’s financial condition, credit history, and the current economic conditions.

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

Sales revenue from major customers of whom each accounted for more than 10% of the Company’s total revenue, was $1,227,005 and $369,958, or approximately 53.9% and 22.3% of the Company’s total revenues for the years ended March 31, 2024 and 2023, respectively. There were two customers accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2024 whereas there was only one customer accounted for more than 10% of the Company’s total revenues for the year ended March 31, 2023. The Company’s accounts receivable from major customers were $700,173 and $285,276 as of March 31, 2024 and 2023, respectively.

(d)	Significant suppliers

Purchases from two major vendors were $91,800 and $134,457, or approximately 69.1% and 68.2% of total purchases by the Company for the years ended March 31, 2024 and 2023, respectively. The Company’s accounts payable due to these vendors was $nil as of March 31, 2024 and 2023, respectively.

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

Recently issued accounting pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to accounts receivable and other financial instruments. This standard is effective for the Company beginning December 15, 2022. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The adoption of this guidance does not have a material impact on the financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the two-step Goodwill impairment test, under which a goodwill impairment loss was measured by comparing the implied fair value of a reporting unit’s Goodwill with the carrying amount of that Goodwill. ASU 2017-04 requires only a one-step quantitative impairment test, whereby a Goodwill impairment loss is measured as the excess of a reporting unit’s carrying amount over its fair value (not to exceed the total Goodwill allocated to that reporting unit). Adoption of this ASU is on a modified retrospective basis. This standard is effective for the Company’s interim and annual reporting periods beginning after December 15, 2022. The adoption of this guidance does not have a material impact on the financial position, results of operations and cash flows.

In December 2019, (the FASB issued Accounting Standards Update (“ASU”) 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for the Company for the year ending March 31, 2023. The adoption of this guidance does not have a material impact on the financial position, results of operations and cash flows.

In May 2021, the FASB issued ASU 2021-04, “Earnings per share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”, which codify the final consensus reached by of the FASB Emerging Issues Task Force on how an issuer should account for modifications made to equity-classified written call options (hereafter referred to as a warrant to purchase the issuer’s common stock). This guidance in the ASU requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. This guidance is effective for the Company for the year beginning after December 15, 2021. The adoption of this guidance does not have a material impact on the financial position, results of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities About Government Assistance”, which requires the issuer to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 also adds a new Topic – ASC 832, Government Assistance – to the FASB’s Codification. The disclosure requirements in ASU 2021-10 apply to all entities, except for not-for-profit entities within the scope of ASC 958, Not-for-Profit Entities, and employee benefit plans within the scope of ASC 960, Plan Accounting – Defined Benefit Pension Plans, ASC 962, Plan Accounting – Defined Contribution Pension Plans, and 965, Plan Accounting – Health and Welfare Benefit Plans. The disclosure requirements in ASC 832 only apply to transactions with a government that are accounted for by analogizing to either a grant model (for example, in International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance), or a contribution model (for example, in ASC 958-605, Not-for-Profit Entities – Revenue Recognition). This disclosure requirement is effective for the Company for the year beginning after December 15, 2021. The Company has adopted this guidance by directly recognizing government grant as other income in the statement of income when the Company receives the grant.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Segment Information

The Company has four reportable segments: sales of dietary supplements (referred to as new food raw material products in China), research and development services, royalties and event organization for the year ended March 31, 2024. The Company discontinued the operation of Acer truncatum seedlings during the year ended March 31,2023. Segments were identified based on the Company’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the businesses.

Key financial performance measures of the segments for continuing operations are as follows:

For the year ended March 31, 2024

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of dietary supplements (referred to as new food raw material products in China)	$1,256,169	222,791	$1,033,378
Research and development services	564,870	—	564,870
Royalties	193,434	—	193,434
Event organization	263,773	—	263,773
Total	$2,278,246	$222,791	$2,055,455

For the year ended March 31, 2023

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of dietary supplements (referred to as new food raw material products in China)	$1,489,053	$144,683	$1,344,370
Research and development services	173,547	—	173,547
Total	$1,662,600	$144,683	$1,517,917

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of March 31,
	2024	2023

Accounts receivable	$790,626	$353,703
Less: Allowance for doubtful accounts	—	—
Total accounts receivable, net	$790,626	$353,703

Note 5 — Loan receivable, net

	As of March 31,
	2024	2023

Loan receivable	$679,790	$—
Less: Allowance for doubtful accounts	—	—
Total loan receivable, net	$679,790	$—

The one-year term loan with annual interest of 7% was secured by pledging the real estate property from the borrower.

Note 6 — Inventories

Inventories consisted of the following:

	As of March 31,
	2024	2023

Raw materials	$14,421	$18,409
Finished goods	15,238	113,065
	$29,659	$131,474

There was no obsolesces of inventories during the years ended March 31, 2024 and 2023, respectively.

Note 7 — Deferred offering costs

	As of March 31,
	2024	2023

Deferred offering costs	$237,982	$163,461

The company capitalizes certain legal and professional fees that are directly associated with the Company’s public offering as deferred offering costs.

Note 8 — Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2024	2023
Prepayments	$36,703	$57,159
Rental and other deposits	32,154	27,873
Other current assets	74,002	31,931
Total	$142,859	$116,963

Note 9 — Equity Investment

As of March 31, 2024 and 2023, the Company held 7% equity interest in Yanbian Bao Feng Bio-technology Co., Ltd., a company established on May 24, 2018 in the PRC, which is in the process of building an extraction factory to extract nervonic acid from Acer truncatum seeds.

	As of March 31,
	2024	2023

Equity investment, at cost Equity investment, at cost	$562,000	$562,000

Note 10 — Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of March 31,
	2024	2023
Computer equipment	$2,832	$5,791
Office equipment, fixtures and furniture	15,769	16,578
Subtotal	18,601	22,369
Less: Accumulated depreciation	(16,206)	(17,597)
Total	$2,395	$4,772

Depreciation expense for the years ended March 31, 2024 and 2023 amounted to $2,030 and $3,743 respectively. There was a loss on disposal of computer and office equipment, fixtures, and furniture of $141 and $997, respectively, for the years ended March 31, 2024 and 2023. No impairment of property, plant and equipment was recognized for the years ended March 31, 2024 and 2023.

Note 11 — Accrued liabilities and other current payables

Accrued liabilities and other current payables consisted of the following:

	As of March 31,
	2024	2023
Accrued liabilities
Accrued directors’ remuneration	$360,632	$216,407
Accrued payroll and employee defined contribution plan	75,118	37,273
Accrued professional fees	201,140	191,604
Accrued rent	44,625	46,656
Accrued research and development services fees	25,632	156,424
Others	25,405	4,367
	$732,552	$652,731
Other current payables
Advances from customers	$2,770	$110,244
Other current payables	21,508	7,243

	$756,830	$770,218

Note 12 — Bank loans

Bank loans consisted of the following:

	As of March 31,
	2024	2023

Unsecured loan from China Construction Bank wholly repayable within 1 year	$498,600	$218,400
Unsecured loan from China Construction Bank wholly repayable within 1 year	193,900	—
Unsecured loan from Bank of Beijing wholly repayable within 1 year	—	363,773
Unsecured loan from Bank of Beijing wholly repayable within 1 year	—	146,328
Unsecured loan from China Citic Bank wholly repayable within 1 year	—	291,200
Secured loan from China Construction Bank wholly repayable within 1 year	—	338,520
Unsecured loan from Ping An Bank wholly repayable within 1 year	378,798	—
Unsecured loan from Bank of Nanjing wholly repayable within 1 year	277,000	—
Unsecured loan from WeBank wholly repayable within 1 year	213,685	—

Total unsecured bank loan wholly repayable within 1 year	1,561,983	1,358,221

Secured loan from China Construction Bank wholly repayable more than 1 year	325,475	—
Total	$1,887,458	$1,358,221

 As of March 31, 2024, the outstanding loan from China Construction Bank of $498,600 (or RMB3,600,000) with annual interest rate of 3.85% was unsecured and denominated in RMB for a term of 12 months starting from May 22, 2023 to May 22 2024. Subsequent to March 31, 2024, the loan amount of RMB2,417,000 (approximately $334,700) was repaid and the balancing loan amount of RMB1,183,000 (approximately $163,900) was rolled over for another year.

 As of March 31, 2024, the outstanding loan from China Construction Bank of $193,900 (or RMB1,400,000) with annual interest rate of 3.85% was unsecured and denominated in RMB for a term of 12 months starting from May 10, 2023 to May 10, 2024. Subsequent to March 31, 2024, the loan amount of RMB150,000 (approximately $20,800) was repaid and the balancing loan amount of RMB1,250,000 (approximately $173,100) was rolled over for another year.

As of March 31, 2024, the outstanding loan from Ping An Bank of $378,798 (or RMB2,735,000) with annual interest rate of 5% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from August 31, 2023 to Augst 28, 2024. Subsequent to March 31, 2024, the loan was fully paid off.

As of March 31, 2024, the outstanding loan from Bank of Nanjing of $277,000 (or RMB2,000,000) with annual interest rate of 4% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from October 24, 2023 to October 23, 2024. Subsequent to March 31, 2024, the loan was fully paid off.

As of March 31, 2024, the outstanding loan from WeBank of $213,685 (or RMB1,542,857) with annual interest rate of 4.46% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 24-month starting from June 7, 2023 to June 5, 2025.

As of March 31, 2024, the outstanding loan from China Construction Bank of $325,475 (or RMB2,325,000) with an annual interest rate of 0.15% over the PRC 1-year prime lending rate, was secured by pledging the property of the Company’s CEO and executive director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months. This facility of credit limit of RMB2,325,000 was obtained on May 18, 2023 and will be expired on May 18, 2026.

 As of March 31, 2023, the outstanding loan from China Construction Bank of $218,400 (or RMB1,500,000) with annual interest rate of 0.5% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12 months starting from May 13, 2022 to May 13 2023.

As of March 31, 2023, the outstanding loan from Bank of Beijing of $363,773 (or RMB2,498,439) with annual interest rate of 1.65% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from June 7, 2022 to June 1, 2023.

As of March 31, 2023, the outstanding loan from Bank of Beijing of $146,328 (or RMB1,005,000) with annual interest rate of 2% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from June 2, 2022 to June 1, 2023.

As of March 31, 2023, the outstanding loan from China Citic Bank of $291,200 (or RMB2,000,000) with annual interest rate of 0.35% over 1-year PRC prime lending rate was unsecured and denominated in RMB for a term of 12-month starting from September 29, 2022 to September 29, 2023.

As of March 31, 2023, the outstanding loan from China Construction Bank of $338,520 (RMB2,325,000) with an annual interest rate of 4.4% was secured by a pledge of property of the Company’s CEO and executive director, Ms. Ting Ting Chang, and denominated in RMB for a term of 36 months. This RMB2,32,5000 credit facility was obtained on May 19, 2020 and expired on May 19, 2023. It carried a floating interest rate of 0.7% over the PRC 1-year loan prime rate.

The following is a schedule, by years, of maturities of loans as of March 31,2024:

2025	$1,561,983
2026	325,475
2027	—
2028	—
2029 and thereafter	—
$1,887,458

Interest expenses for the years ended March 31, 2024 and 2023 were $81,317 and $46,723, respectively.

Note 13 — Amount due to a director

	As of March 31,
	2024	2023

Amount due to a director	$12,703	$—

The amount due to a director was unsecured, non-interest bearing and repayable on demand.

Note 14 — Stock-based compensation expense

On May 4, 2020, the Company granted cashless options (the “Options”) to purchase 6,000,000 (pre-Reverse Stock Split) or 600,000 (post-Reverse Stock Split) ordinary shares of the Company at $0.05 (pre-Reverse Stock Split) or $0.5 (post-reverse stock split) per share to Ms. Fung Ming Pang, the Company’s CFO and director. The Options vested 50% at the time when the Company’s ordinary shares began trading on the OTCQB on July 15, 2021 and 50% on July 15, 2022 and are exercisable for five years after the date of vesting.

The fair value of 600,000 (post-Reverse Stock Split) Options was calculated using Black Scholes model with the following assumptions:

Valuation date (the date of granting)	May 4, 2020	May 4, 2020
Number of shares	300,000	300,000
Vesting date	July 15, 2021	July 15, 2022
Maturity date	July 15, 2026	July 15, 2027
Fair value per share	$1.00	$1.00
Exercise price per share	$0.50	$0.50
Risk free rate	0.46%	0.46%
Dividend yield	0.00%	0.00%
Exercise multiple	2.80	2.80
Expected terms (years) from the date of granting	6.20	7.20
Expected volatility	48.73%	47.74%
Value per Option	$0.612	$0.632

The non-cash stock-based compensation expense of $Nil and $54,506 was included in general and administrative expenses for the year ended March 31, 2024 and 2023, respectively.

As of March 31, 2024, there were 300,000 Options outstanding, issued and vested, but not yet exercised.

Stock option activity under the Company’s stock-based compensation plan is shown below:

	Number of Shares (post-Reverse Stock Split)	Average Exercise Price per Share (post-Reverse Stock Split)	Weighted Average Remaining Contractual Term in Years

Outstanding as of April 1, 2021	600,000	$0.5	N/A
Exercisable as of April 1, 2021	—	—	—

Granted	—	N/A	N/A
Exercised	(300,000)	$0.5	N/A
Forfeited	—	N/A	N/A
Outstanding as of April 1, 2022	300,000	$0.5	5.4
Exercisable as of April 1, 2022	—	$—	—

Granted	—	N/A	N/A
Exercised	—	N/A	N/A
Forfeited	—	N/A	N/A
Outstanding as of March 31, 2023	300,000	$0.5	4.3
Exercisable as of March 31, 2023	300,000	$0.5	4.3

Granted	—	N/A	N/A
Exercised	—	N/A	N/A
Forfeited	—	N/A	N/A
Outstanding as of March 31, 2024	300,000	$0.5	3.3
Exercisable as of March 31, 2024	300,000	$0.5	3.3

Note 15 — Disposal of a subsidiary

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

Consideration	RMB	$
Fair value of the 7% equity interest in Yanbian BF	4,000,000	562,000
Cash	1,000,000	140,500
Total	5,000,000	702,500
Analysis of assets and liabilities disposed:
Computer and office equipment, fixtures and furniture		2,401
Right of use assets		21,770
Accounts receivable		102,284
Inventories, net		615,009
Prepaid expenses and other current assets		18,965
Cash at banks		1,264
Accrued expenses and other current liabilities		(42,150)
Lease liabilities – non-current		(4,817)
		714,726
Translation adjustment		9,769
Release of exchange reserve		68,498
Total		792,993
Total sale consideration		702,500
Loss on disposal of a subsidiary		90,493

Note 16 — Taxes

(a)	Income tax

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

Hong Kong

ZY HK was incorporated in Hong Kong and is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. The payments of dividends by this company to its shareholders are not subject to any withholding tax in Hong Kong. Commencing from the year of assessment of 2024 and 2023, the first HK$2 million of profits earned by ZY HK will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate.

PRC

ZY Shenzhen is governed by the Enterprise Income Tax (“EIT”) laws of the PRC. Under the EIT laws of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a uniform 25% enterprise income tax rate. As ZY Shenzhen is an investment holding company, there was no revenue recorded in the books of ZY Shenzhen and as a result, there was no EIT for the years ended March 31, 2024 and 2023.

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

Because BF Beijing is qualified as a small-scale and low-profit enterprise as well as a high and new technology enterprise, BF Beijing is then subject to the following income tax rates:

Annual taxable income	Income tax rate

Not more than RMB1 million	2.5%
RMB1 million to RMB3 million	10.0%
Exceeding RMB3 million	15.0%

BF Internet is subject to the EIT rate of 25%.

The income tax provision consisted of the following components:

	Years ended March 31,
	2024	2023
Current tax (credit) expenses	$(594)	$(8,840)
Deferred tax	—	—
Total income tax (credit) provision	$(594)	$(8,840)

The following table presents a reconciliation of the differences between the Company’s statutory income tax expense and the product of loss before tax multiplied by the PRC Enterprise Income tax Rate for the years ended March 31, 2024 and 2023.

	Years ended March 31
	2024	2023

Profit (Loss) before tax	271,275	(2,212,966)

Tax at the PRC enterprise income tax rate of 25%	138,611	(445,742)
Tax effect of preferential tax rate for small scale and low profit enterprise	(180,407)	376,280
Tax effect of tax loss not recognized	17,479	29,153
Tax effect of non-deductible expenses and non-taxable income, net	23,723	31,469
Effective income tax expense (credit)	(594)	(8,840)

As of March 31, 2024 and 2023, there were no deferred tax assets and liabilities recognized. As of March 31, 2024, the Company has unused tax losses of $303,657 (as of March 31, 2023: $216,868). No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

(b)	Sales tax

The Company’s subsidiaries incorporated in the PRC are subject to a value added tax (“VAT”) for services rendered at a rate of 6% and for goods sold at a rate varying from 0% to 13% of the gross sales price depending on their categories in different periods. A credit is available whereby the VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished products and services. There is no VAT for Dandong BF which carries out the agricultural business.

(c)	Tax payable

The Company does not have material income tax payable as of March 31, 2024 and 2023.

Note 17— Discontinued Operation

During the year ended March 31, 2023, the Company’s wholly owned subsidiary, BF Beijing, disposed of its entire interest in Dandong BF. Dandong BF is principally engaged in the research, development and growing of Acer truncatum seedlings in Dandong City, Liaoning Province, in the northeastern region of the PRC.

Accordingly, the results relating to Dandong BF have been presented in the consolidated statements of operations and comprehensive income as “loss from discontinued operations”. Dandong BF was not previously presented as discontinued operations for the year ended March 31, 2022, and thus the comparative statement of operations and comprehensive income has been re-presented to show the discontinued operation separately from continuing operations. Dandong BF was de-consolidated from the Company on September 30, 2022.

The results from the discontinued operation were as follows:

	For the period from April 1, 2022 to September 30, 2022 (date of disposal)	For the year ended March 31, 2022
Net sales	$—	$—
Cost of sales	510,298	426,695
Gross loss	510,298	426,695
Operating expenses	25,109	16,732
Other (income) expenses, net	73	(525)
Loss before income tax	535,480	442,902
Income tax expenses	—	—
Net loss for the period/year	$535,480	$442,902

Note 18 — Capital transactions

(a)	Private Placement

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

 On April 29, 2022, the Company sold 100,000 ordinary shares, at a purchase price of $4.00 per share to a shareholder of BF Internet , pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On June 15, 2022, the Company sold 20,000 ordinary shares to two shareholders of the Company and 12,500 ordinary shares to independent shareholders, at a purchase price of $4.00 and $5.00 per share, respectively, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act.

On August 7, 2023, the Company sold 20,000 Ordinary Shares to an unrelated party, at a purchase price of US$4.80 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

On March 25, 2024, the Company sold 10,100 Ordinary Shares to an unrelated party, at a purchase price of US$3.80 per Ordinary Share, pursuant to a private securities offering conducted under Regulation S promulgated under the Securities Act. In accordance with Regulation S, the Shares were offered and sold solely outside the United States to an investor who is not a U.S. Person, as defined in Regulation S.

(b)	Cashless Exercise of Options

On December 2, 2021, 300,000 Options were exercised on a cashless basis, the closing price of ordinary shares was $5.38 on December 1, 2021 and the exercise price was $0.50. As a result of such exercise, 272,118 ordinary shares of the Company were issued, being 300,000 shares multiple by closing price ($5.38) minus the exercise price ($0.50) divided by the closing price ($5.38).

(c)	Statutory Reserves

In accordance with the relevant PRC laws and regulations, the Group’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profit as reported in accordance with PRC accounting standards. The Group’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of the Group’s subsidiaries in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations

Note 19 — Related party transactions

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

During the years ended March 31, 2024 and 2023, the following related companies of which Mr. Yu Chang, father of Ms. Ting Ting Chang, our CEO and Executive Director, is either a director or a shareholder, provided the research and development services to the Company:

			Recognized as R&D expenses
Name	Description of R&D project	Contract sum	For the year ended March 31, 2023	For the year ended March 31, 2024
		$	$	$
Dunhua Acer Truncatum Seedling Planting Co. Ltd.	Seedling analysis	109,060	43,624	—
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	155,800	38,950	—
Zhong Yuan Nervonic Acid Bio-technology Co. Ltd.	Nervonic acid analysis	67,306	—	—
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	94,337	18,867	—
Ai Rui Tai Ke Fertilizer Co. Ltd.	Chemical elements, lignin, cellulose testing	124,640	31,160	—
Zhong Yuan Bo Rui Bio-technology (Zhuhai Hengqin) Co. Ltd.	Metabolomics testing and analysis	272,650	81,795	—

Total		823,793	214,396	—

Note 20 — Contingencies and commitment

(a)	Contingencies

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

As of March 31, 2024, the Company leases offices space and warehouse for its inventories under certain non-cancelable operating leases, with terms ranging between one and five years. The Company considers that those renewal or termination options are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

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

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets:

	As of March 31
	2024	2023

Rights of use lease assets	$577,665	$523,519

Lease liabilities, current	$151,170	$79,475
Lease liabilities, non-current	578,866	608,068
Total operating lease liabilities	730,036	$687,543

As of March 31, 2023, the weighted average remaining lease terms and discount rates for all of operating leases were as follows:

Weighted average remaining lease term (years)	4.49	6.10
Weighted average discount rate	4.79%	4.90%

The following is a schedule, by years, of maturities of lease liabilities as of March 31,2024:

2025	$191,268
2026	234,065
2027	142,057
2028	142,057
2029 and thereafter	142,057
Total undiscounted cash flows	851,504
Less: imputed interest	(121,468)
Present value of lease liabilities	$730,036

Operating lease expenses for the years ended March 31, 2024 and 2023 were $209,106 and $155,099, respectively.

Note 21 — Subsequent events

On April 30, 2024, the Company obtained a 1-year term unsecured loan of RMB1,250,000 (approximately $173,000) from China Construction Bank with annual interest rate of 3.95%.

On May 20, 2024, the Company obtained a 1-year term unsecured loan of RMB1,183,000 (approximately $164,000) from China Construction Bank with annual interest rate of 3.95%.

On June 18, 2024, the Company obtained a 2-year term loan of RMB571,428 (approximately $79,000) from WeBank with annual interest rate of 9.14% over the PRC 1-year prime lending rate

.

Note 22 — Restatement of Previously Issued Financial Statements

The Company identified errors in the financial statements for the year ended March 31, 2023. The Company has restated herein our audited financial statements as of March 31, 2023, and for the year ended March 31, 2023 (the “2023 Financial Statements”).

The accounting errors impacting the 2023 Financial Statements include:

1)	Amounts due from related companies

The amounts due from related companies amounted to $156,826 have been re-assessed and determined that a full impairment is required.

2)	Right-of-use assets and lease liabilities

Because of renewed lease terms of the Company’s warehouse, the right-of-use assets and lease liabilities – current and non-current portions have been recalculated and restated. Amortization of right-of-use assets has been adjusted accordingly.

3)	Deferred offering costs

Deferred offering costs amounted to $163,461 previously included in prepaid expenses and other current assets and have now been reclassified from prepaid expenses and other current assets and presented in a separate class of current assets based on their nature.

4)	Salary expenses

Salary expenses for the year ended March 31, 2023 were understated by $36,843 because the March 2023 salaries were not accrued. The Company has now restated salary expenses and properly recorded salary expenses into general and administrative expenses, research and development expenses, and selling and marketing expenses based on the nature of employees’ works.

5)	Research and development costs

Research and development costs of $156,854 were incurred for the year ended March 31, 2023, but not properly accrued in the 2023 Financial Statements. The under-accrual of research and development costs has now been adjusted in the 2023 Financial Statements.

6)	Loss on disposal of a subsidiary

Loss on disposal of a subsidiary was incorrectly calculated by including post-acquisition accumulated losses. The Company has now correctly calculated by excluding post-acquisition accumulated losses of $434,570 in the 2023 Financial Statements.

I - Consolidated Balance Sheet
As of March 31, 2023

	As Previously Reported	Restatement Adjustments	As Restated
Assets	USD	USD	USD
Current assets
Cash at bank	277,836	—	277,836
Account receivable, net	353,703	—	353,703
Inventories	131,474	—	131,474
Amounts due from related companies	156,826	(156,826)	—
Deferred offering costs	—	163,461	163,461
Prepaid expenses and other current assets	280,424	(163,461)	116,963
Total current assets	1,200,263	(156,826)	1,043,437
Non-current assets
Equity investment	562,000	—	562,000
Right-of-use-assets	513,409	10,110	523,519
Property, plant and equipment, net	4,772	—	4,772
Total non-current assets	1,080,181	10,110	1,090,291
Total assets	2,280,444	(146,716)	2,133,728

Liabilities
Bank loan, current	1,358,221	—	1,358,221
Accrued liabilities and other current payables	576,521	193,697	770,218
Lease liabilities - current	80,060	(585)	79,475
Total current liabilities	2,014,802	193,112	2,207,914
Non-current Liabilities
Lease liabilities - non-current	595,587	12,481	608,068
Total liabilities	2,610,389	205,593	2,815,982
Total deficit
Ordinary shares	17,680	—	17,680
Additional paid-in capital	2,703,081	—	2,703,081
Accumulated deficit	(3,164,249)	(352,842)	(3,517,091)
Accumulated other comprehensive income	96,918	533	97,451
Zhong Yuan Bio-Technology Holdings Limited stockholders' deficit	(346,570)	(352,309)	(698,879)
Non-controlling interest	16,625	—	16,625
Total deficit	(329,945)	(352,309)	(682,254)
Total liabilities and deficit	2,280,444	(146,716)	2,133,728

II - Consolidated statement of operations and comprehensive loss

For the year ended March 31, 2023

	As Previously Reported	Restatement Adjustments	As Restated
Assets	USD	USD	USD

Net sales	1,662,600	—	1,662,600
Cost of sales	(144,683)	—	(144,683)
General and administrative expenses	(753,693)	(164,080)	(917,773)
Research and development expenses	(357,823)	(168,937)	(526,760)
Selling and marketing expenses	(1,659,897)	(19,823)	(1,679,720)
Total	(2,916,096)	(352,840)	(3,268,936)

Operating loss	(1,253,496)	(352,840)	(1,606,336)
Other income (expenses)
Loss on disposal of a subsidiary	(525,063)	434,570	(90,493)
Other income	7,248	1	7,249
Government grant	58,212	—	58,212
Interest income	605	—	605
Interest expense	(46,723)	—	(46,723)
Total other income (expenses), net	(505,721)	434,571	(71,150)

Loss before income tax	(1,759,217)	81,731	(1,677,486)
Income tax credit	8,840	—	8,840

Net loss from continuing operations	(1,750,377)	81,731	(1,668,646)
Discontinued operation
Net loss from discontinued operation	(535,480)	—	(535,480)

Net loss	(2,285,857)	81,731	(2,204,126)
Other comprehensive loss
Foreign currency translation adjustment	(79,562)	3,182	(76,380)

Comprehensive loss	(2,365,419)	84,913	(2,280,506)

III - Consolidated statement of cash flow

For the year ended March 31, 2023

	As Previously Reported	Restatement Adjustments	As Restated
	USD	USD	USD
Cash flows from operating activities
Net loss:
From continuing operations	(1,759,377)	145,600	(1,613,777)
From discontinued operation	(535,480)	535,480	—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of computer and office equipment, fixtures, and furniture	4,596	(853)	3,743
Loss on disposal of computer and office equipment, fixtures, and furniture	997	—	997
Amortization of right-of-use assets	165,731	(10,632)	155,099
Inventory loss included in cost of sales	510,298	(510,298)	—
Stock-based compensation expense	54,506	—	54,506
Write off of amounts due from related companies	—	156,826	156,826
Loss on disposal of a subsidiary	525,063	(434,570)	90,493
Changes in operating assets and liabilities:
Accounts receivable	(277,223)	102,283	(174,940)
Inventories	(110,699)	31,897	(78,802)
Prepaid expenses and other current assets	(33,800)	(61,069)	(94,869)
Accrued expenses and other payables	383,514	203,142	586,656
Value added and other tax payable	65,456	(65,456)	—
Cash paid for value added and other tax payable	7,263	(7,263)	—
Net cash used in continuing operations	(999,155)	85,087	(914,068)
Net cash used in discontinued operation	—	(56,422)	(56,422)
Net cash used in operating activities	(999,155)	28,665	(970,490)
Cash flows from investing activities
Purchase of computer and office equipment, fixtures, and furniture	(22,369)	—	(22,369)
Cash consideration received from the disposal of a subsidiary	140,500	—	140,500

Net cash provided by continuing operations	118,131	—	118,131
Net cash provided by discontinued operation	—	—	—
Net cash provided by investing activities	118,131	—	118,131
Cash flows from financing activities:
Proceeds from private placement	533,501	—	533,501
Proceeds from bank loans	1,022,502	—	1,022,502
Repayment of bank loans	(427,751)	—	(427,751)
Payment from related companies	246,831	—	246,831
Advances to related companies	(79,320)	—	(79,320)
Net cash provided by continuing operations	1,295,763	—	1,295,763
Net cash provided by discontinued operation	—	—	—
Net cash provided by financing activities	1,295,763	—	1,295,763
Effect of exchange rate changes on cash	(238,622)	(28,665)	(267,287)
Net increase (decrease) in cash	176,117	—	176,117
Cash at beginning of year	101,719	(228)	101,491
Cash at beginning of year held by discontinued operation	—	228	228
Cash at end of year held by discontinued operation	—	—	—
Cash at end of year	277,836	—	277,836

IV - Statement of changes in equity

For the year ended March 31, 2023

	As Previously Reported	Restatement Adjustments	As Restated
	USD	USD	USD
As of March 31, 2023
No of ordinary shares	17,679,618	—	17,679,618
Ordinary shares	17,680	—	17,680
Additional paid-in	2,703,081	—	2,703,081
Accumulated deficit	(3,164,249)	(352,842)	(3,517,091)
Accumulated other comprehensive income	96,918	533	97,451
Total	(346,570)	(352,309)	(698,879)
Non-controlling interest	16,625	—	16,625
Total	(329,945)	(352,309)	(682,254)

Note 23 — The Comparative Figures

For the comparative figures of the consolidated statement of operations and comprehensive income (loss), the sales, cost of sales, general and administrative expenses, research and development expenses, selling and marketing expenses, other income (expenses),net, and income tax benefit (expense) of discontinued operation, Dandong BF, for the year ended March 31, 2022 must be presented separately from continuing operations and grouped as net loss from discontinued operation. Loss per share from discontinued operation – basic and fully diluted must also be presented separately from loss per share from continuing operations – basic and fully diluted.

For the comparative figures of the consolidated statement of cash flows, cash flows from operating, investing and financing activities for discontinued operations must be grouped as net amount and presented separately from cash flows from continuing operations.

Save as disclosed above, all other comparative figures of statement of changes in equity during the year ended March 31, 2022 remain unchanged.

Zhong Yuan Bio-Technology Holdings Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Zhong Yuan Bio-Technology Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Zhong Yuan Bio-Technology Holdings Limited (the “Company”) as of March 31, 2022 and the related consolidated statements of operations and comprehensive losses, stockholders’ equity and cash flows for the year then, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year ended March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/Centurion ZD CPA & Co.

PCAOB No. 2769

Hong Kong

October 6, 2023

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year ended March 31,
	Notes	2022	2021
			Reclassified
NET SALES	3, 14	$2,328,526	$1,635,420
Cost of sales		(846,968)	(281,962)
Gross profit		1,481,558	1,353,458
General and administrative expenses		(1,042,007)	(574,634)
Research and development expenses	14	(680,313)	(211,037)
Selling and marketing expenses		(888,424)	(582,382)
Operating loss		(1,129,186)	(14,595)
Other income (expenses)
Other income (expenses)		3,198	11,133
Government grant		46,740
Interest. income		163	90
Interest expense	10	(35,361)	(24,650)
Total other income(expenses), net		14,740	(13,427)
Loss before income tax		(1,114,446)	(28,022)
Income tax expense	12(a)	(11,119)	—
Net loss		(1,125,565)	(28,022)
Other comprehensive loss
Foreign currency translation adjustment		14,335	(48,705)
Comprehensive loss		$(1,111,230)	$(76,727)

Loss per share - Basic and diluted (cents)	2	(6.51)	(0.16)
Weighted average number of shares - Basic and diluted		17,283,258	17,145,000

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

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(1,125,565)	$(28,022)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	4,694	5,990
Amortization of right-of-use assets	178,681	176,382
Inventory provision included in cost of sales	240,312	—
Inventory loss included in cost of sales	186,383	—
Stock-based compensation expense	318,137	—
Write off of other receivables	30,920	—
Changes in operating assets and liabilities:
Accounts receivable	70,611	65,142
Inventories	(182,531)	162,276
Prepaid expenses and other current assets	46,058	(254,853)
Accounts payables	—	(706)
Accrued expenses and other payables	(23,447)	140,295
Value added and other taxes payable	—	42,691
Net cash (used in)/provided by operating activities	(255,747)	309,195

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(5,632)
Net cash on acquisition	—	4,644
Net cash used in investing activities	—	(988)

Cash flows from financing activities:
Proceeds from private placement	234,000	50,000
Payment for cancellation of shares	—	(50,000)
Proceeds from bank loans	567,431	663,505
Repayment of bank loan	(402,254)	(460,030)
Advances to related companies	(136,135)	(299,010)
Net cash used in financing activities	263,042	(95,535)

Effect of exchange rate changes on cash	(100,166)	(78,872)

Net (decrease)/increase in cash	(92,871)	133,800
Cash at beginning of year	194,590	60,790
Cash at end of year	$101,719	$194,590

Supplemental information:
Cash paid for income tax	$11,119	$660
Cash paid for interests	35,361	24,250

Major non-cash transactions:
Right of use assets obtained in exchange for operating lease obligations	$37,611	$1,148,422

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

On November 15, 2021, the Company sold 130,000 ordinary shares to independent shareholders at a purchase price of $2.00 per share with one warrant for every ten ordinary shares sold (“Warrant”), pursuant to a private securities offering. Each warrant is entitled to subscribe for one ordinary share at a price of $4.00 per share for one-year period ending November 15, 2022.

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

Recently issued accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to accounts receivable and other financial instruments. This standard is effective for the Company beginning December 15, 2022. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company believes that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

In May 2021, the FASB issued ASU 2021-04, “Earnings per share (Topic 260), Debt - Modifications and Extinguishments (Subtopic 470-50), Compensation - Stock Compensation (Topic 718), and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options”, which codify the final consensus reached by of the FASB Emerging Issues Task Force on how an issuer should account for modifications made to equity-classified written call options (hereafter referred to as a warrant to purchase the issuer’s common stock). This guidance in the ASU requires the issuer to treat a modification of an equity-classified warrant that does not cause the warrant to become liability-classified as an exchange of the original warrant for a new warrant. This guidance applies whether the modification is structured as an amendment to the terms and conditions of the warrant or as termination of the original warrant and issuance of a new warrant. This guidance is effective for the Company for the year beginning after December 15, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities About Government Assistance”, which requires the issuer to disclose information about certain types of government assistance they receive in the notes to the financial statements. ASU 2021-10 also adds a new Topic - ASC 832, Government Assistance - to the FASB’s Codification. The disclosure requirements in ASU 2021-10 apply to all entities, except for not-for-profit entities within the scope of ASC 958, Not-for-Profit Entities, and employee benefit plans within the scope of ASC 960, Plan Accounting - Defined Benefit Pension Plans, ASC 962, Plan Accounting - Defined Contribution Pension Plans, and 965, Plan Accounting - Health and Welfare Benefit Plans. The disclosure requirements in ASC 832 only apply to transactions with a government that are accounted for by analogizing to either a grant model (for example, in International Accounting Standard (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance), or a contribution model (for example, in ASC 958-605, Not-for-Profit Entities - Revenue Recognition). This disclosure requirement is effective for the Company for the year beginning after December 15, 2021. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

Key financial performance measures of the segments are as follows:

For the year ended March 31, 2022

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of health care supplements	$1,799,074	$158,563	$1,640,511
Technical supporting services	529,452	261,710	267,742
Sales of Acer truncatum seedlings	—	426,695	(426,695)
Total	$2,328,526	$846,968	$1,481,558

For the year ended March 31, 2021

Segment	Net Sales	Cost of Sales	Segment results as assessed by the CODM
Sales of health care supplements	$1,373,412	$163,962	$1,209,450
Technical supporting services	56,356	—	56,356
Sales of Acer truncatum seedlings	205,652	118,000	87,652
Total	$1,635,420	$281,962	$1,353,458

Note 4 — Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of March 31,
	2022	2021

Accounts receivable	$194,138	$264,749
Less: Allowance for doubtful accounts	—	—
Total accounts receivable, net	$194,138	$264,749

Note 5 — Inventories

Inventories consisted of the following:

	As of March 31,
	2022	2021

Raw materials	$16,971	$—
Work in progress	—	—
Finished goods	1,221,345	1,487,683
Total inventory net	$1,238,316	$1,487,683

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

Note 7 — Prepayments, deposits and other current assets

Prepayments, deposits and other current assets consisted of the following:

	As of March 31,
	2022	2021

Advances to suppliers	$34,661	$132,718
Deposits	21,061	26,924
Prepaid expenses	157,156	63,994
Other receivables, net of allowance of $nil (2022) and $nil (2021)	11,514	77,734
Prepayments, deposits and other current assets	$224,392	$301,370

Note 8 — Property, plant and equipment, net

Property, plant and equipment, net, consisted of the following:

	As of March 31,
	2022	2021

Computer equipment	$22,690	$22,690
Office equipment, fixtures and furniture	22,178	22,178
Subtotal	44,868	44,868
Less: Accumulated depreciation	(34,209)	(29,515)
Total	$10,659	$15,353

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

